Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173400

PROSPECTUS

MICHAEL FOODS GROUP, INC.

OFFER TO EXCHANGE

All Outstanding

$430,000,000 9.750% Senior Notes due 2018 (the “Restricted Notes”)

for

$430,000,000 9.750% Senior Notes due 2018

the issuance of each of which has been registered under the Securities Act of 1933 (the “Exchange Notes” and, collectively with the Restricted Notes, the “notes”). We refer herein to the foregoing offer to exchange as the “exchange offer.”

The exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2011, unless we extend the exchange offer in our sole and absolute discretion.

Material Terms of the Exchange Offer

•

The only conditions to completing the exchange offer are that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, which we refer to as the SEC or the Commission; no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer and no material adverse development shall have occurred in any existing action or proceeding with respect to us; and all governmental approvals, which approvals we deem necessary for the consummation of the exchange offer shall have been obtained.

•

We will exchange all outstanding Restricted Notes that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer for an equal principal amount of the Exchange Notes.

•	You may withdraw tenders of Restricted Notes at any time prior to the expiration or termination of the exchange offer.

•	Restricted Notes may be tendered only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

•

The terms of the Exchange Notes are substantially identical in all material respects to those of the applicable outstanding Restricted Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the Restricted Notes do not apply to the Exchange Notes. The Exchange Notes will evidence the same debt as the Restricted Notes and will be issued under and governed by the same indenture.

•	We will not receive any proceeds from the exchange offer.

Results of the Exchange Offer

•

The Exchange Notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to file an application to have the Exchange Notes or Restricted Notes listed on any securities exchange or included for quotation on any automated dealer quotation system.

•

All outstanding Restricted Notes not tendered will continue to be subject to the restrictions on transfer set forth in the outstanding Restricted Notes and the indenture. In general, outstanding Restricted Notes may not be offered or sold, unless registered under the Securities Act of 1933, as amended (the “Securities Act”) or except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

•	We do not plan to register the outstanding Restricted Notes under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. The letter of transmittal which accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Restricted Notes where such Restricted Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” on page 140.

Consider carefully the “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 7, 2011

No person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

INDUSTRY AND MARKET DATA

There is only a limited amount of independent data available about our industry, market and competitive position. As a result, certain market and industry data included in this prospectus and certain information concerning our position and the positions of our competitors within these markets are based on estimates of our management, which are based on our management’s knowledge, information that we obtain from customers and experience in the markets in which we operate. We believe these management estimates are reliable, however, no independent sources have verified such estimates. These estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements”.

i

Summary

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you may consider important in deciding whether to participate in the exchange offer. Therefore, you should read the entire prospectus carefully, including, in particular, the section entitled “Risk Factors” and the financial statements and the related notes to those statements. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Michael Foods Group”, “our company”, “we”, “our”, “ours”, “us” or similar terms refer to Michael Foods Group, Inc., together with its subsidiaries. Michael Foods, Inc., a wholly owned subsidiary of Michael Foods Group, is referred to as “Michael Foods”. MFI Holding Corporation is referred to as “MFI Holding” and MFI Midco Corporation is referred to as “Parent”.

The Company

We are a diversified producer and distributor of food products in three areas — egg products, potato products and cheese and other dairy case products. Our Egg Products Division produces and distributes egg products to the foodservice, retail and food ingredient markets. Our Potato Products Division processes and distributes refrigerated potato products to the foodservice and retail grocery markets in North America. Our Crystal Farms Division markets a broad line of refrigerated grocery products to U. S. retail grocery outlets, including branded and private-label cheese, eggs and egg products, bagels, butter, muffins, potato products and ethnic foods.

We have a strategic focus on value-added processing of food products. The strategy is designed to capitalize on key food industry trends, such as (i) the desire for improved safety and convenience, (ii) the focus by foodservice operators on reducing labor and waste, and (iii) the long-term trend toward food consumption away from home, which continues to be slowed somewhat by the recent economic conditions. We believe our operational scale, product breadth and geographic scope make us an attractive and important strategic partner for our customers.

The Egg Products Division, comprised of our wholly owned subsidiaries M. G. Waldbaum Company (“Waldbaum”), Papetti’s Hygrade Egg Products, Inc. (“Papetti’s”), Abbotsford Farms, Inc., and MFI Food Canada Ltd., produces, processes and distributes numerous egg products. Based on management estimates, we believe that our Egg Products Division is the largest processed egg products producer in North America. Our principal value-added egg products are ultrapasteurized, extended shelf-life liquid eggs (“Easy Eggs®” and “Excelle™”), egg white based egg products (“All Whites®” and “Better ‘n Eggs®”), and hardcooked and precooked egg products (“Table Ready®”). Our other egg products include frozen, liquid and dried products that are used as ingredients in other food products, as well as organic and cage free egg products.

Our Egg Products Division distributes its egg products to food processors and foodservice customers primarily throughout North America, with limited international sales in the Far East, South America and Europe. Our extended shelf-life liquid eggs (the largest selling product line within the Division) and other egg products are marketed to a wide variety of foodservice and food ingredients customers. The Egg Products Division also is a supplier of egg white-based egg products sold in the U.S. retail and foodservice markets.

Our Crystal Farms Division markets a wide range of refrigerated grocery products directly to retailers and wholesale warehouses. We believe that the Crystal Farm Division’s strategy of offering quality branded products at a good value relative to national brands has contributed to the Crystal Farm Division’s growth. Crystal Farms cheese is positioned in the “mid-tier” pricing category and is priced below national brands such as Kraft and Sargento and above store brands (private label). The Crystal Farms Division’s distributed refrigerated products, which consist principally of cheese, eggs and egg products, bagels, butter, muffins, potato products and ethnic foods, are supplied by various vendors or our other divisions, to Crystal Farms’ specifications. Cheese accounted for approximately 69% of the Crystal Farms Division’s 2010 sales. While we do not produce cheese, we operate a cheese packaging facility in Lake Mills, Wisconsin, which processes and packages various cheese products for our Crystal Farms brand cheese business and for various private-label customers.

The Crystal Farms Division has expanded its market area using both company-owned and leased facilities and independent distributors. The Crystal Farms Division’s market area is the United States, with a large customer concentration in the central United States. We sell our products to a large number of retail stores, a majority of which are served via customers’ warehouses. The Crystal Farms Division also maintains a fleet of refrigerated tractor-trailers to deliver products daily to its retail customers from nine distribution centers centrally located in its key marketing areas.

Our Potato Products Division consists of shredded hash browns and diced, sliced, mashed and other specialty potato products. Refrigerated potato products are produced and sold by our wholly owned subsidiaries, Northern Star Co. (“Northern Star”) and Farm Fresh Foods, Inc. (“Farm Fresh”), to both the foodservice and retail markets. In 2010, approximately 51% of the Potato Products Division’s net sales were to the retail market, with the balance to the foodservice market. The Potato Products division sells refrigerated potato products in the United States in the retail grocery market, where they are marketed under the Simply Potatoes brand and in the foodservice market, where they are principally marketed under the Northern Star and Farm Fresh brands. Due to their freshness and quality, refrigerated potato products are generally sold at higher price points than frozen or dehydrated potato products. The Potato Products Division’s largest customers include major retail grocery store chains and major foodservice distributors. The Potato Products Division maintains its main processing facility in Minnesota, with a smaller facility located in Nevada.

At April 2, 2011 and January 1, 2011, we had total assets of approximately $2,138.1 million and $2,164.1 million, respectively. For the three-month period ended April 2, 2011 and the six-month period ended January 1, 2011, the Company had net sales of approximately $417.1 million and $858.3 million, respectively, and net earnings (loss) of approximately $(0.4) million and $3.3 million, respectively. For the three-month period ended April 2, 2010 and the six-month period ended June 26, 2010, the Predecessor had net sales of approximately $395.3 million and $744.0 million, respectively, and net earnings (loss) of approximately $15.0 million and $(34.3) million, respectively.

Corporate History

On June 29, 2010, M-Foods Holdings, Inc. and its subsidiaries (the “Predecessor”) was merged with and into the Company, with the Company as the surviving entity and MFI Holding as its direct parent. MFI Holding is owned by GS Capital Partners VI Fund, L.P. and its affiliates (collectively, “GS Capital Partners”), Thomas H. Lee Partners, L.P. (collectively, “THL” and together with GS Capital Partners, the “Sponsors”) and certain members of management (the “Management Stockholders”). Following the merger, GS Capital Partners, THL and the Management Stockholders indirectly own approximately 74%, 21% and 5%, respectively, of the Company.

Our Executive Offices

Our principal executive offices are located at 301 Carlson Parkway, Suite 400, Minnetonka, Minnesota 55305, and our telephone number at that address is (952) 258-4000. Our website address is www.michaelfoods.com. Information contained on our website is expressly not incorporated by reference into this prospectus.

Summary of the Terms of the Exchange Offer

On June 29, 2010, we completed the private offering of $430,000,000 aggregate principal amount of our Restricted Notes. We refer to the issuance of the Restricted Notes in this prospectus as the “original issuance.” At the time of the original issuance, we entered into a registration rights agreement with the initial purchasers of the Restricted Notes in which we agreed to, among other things, complete an exchange offer for the Restricted Notes. The exchange offer is intended to satisfy that obligation. You are entitled to exchange your Restricted Notes in the exchange offer for Exchange Notes (as defined below) with identical terms, except that the Exchange Notes will have been registered under the Securities Act and will not bear legends restricting their transfer.

The Exchange Offer	We are offering to exchange up to $430,000,000 aggregate principal amount of the Exchange Notes for a like principal amount of the Restricted Notes.

In order to be exchanged, Restricted Notes must be properly tendered and accepted. All Restricted Notes that are validly tendered and not validly withdrawn will be accepted and exchanged.

We will issue the Exchange Notes promptly after the expiration of the exchange offer.

Resales of the Exchange Notes	Based on interpretative letters of the SEC staff to third parties unrelated to us, we believe that you can resell and transfer the exchange notes you receive pursuant to this exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any Exchange Notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to engage or participate in, the distribution of the Restricted Notes or Exchange Notes;

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

If you wish to participate in the exchange offer, you must represent to us that these conditions have been met.

If you are a broker-dealer and you will receive Exchange Notes for your own account in exchange for Restricted Notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the Exchange Notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2011, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer although we reserve the right to do so. If we decide to extend the exchange offer, we do not intend to extend it beyond August 17, 2011.

Conditions to the Exchange Offer	The only conditions to completing the exchange offer are that:

•	the exchange offer does not violate applicable law or any applicable interpretation of the staff of the Commission;

•

no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer, and no material adverse development shall have occurred in any existing action or proceeding with respect to us; and

•	all governmental approvals which we deem necessary for the consummation of the exchange offer shall have been obtained.

See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedure for Tendering Restricted Notes	The Restricted Notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the Restricted Notes which are held by direct or indirect participants in The Depository Trust Company (“DTC”) through certificateless depositary interests are shown on, and transfers of the Restricted Notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of a Restricted Note held in the form of a book-entry interest and you wish to tender your Restricted Note for exchange pursuant to the exchange offer, you must transmit to Wells Fargo Bank, National Association, as exchange agent, on or prior to the expiration of the exchange offer either:

•	a written or facsimile copy of a properly completed and executed letter of transmittal and all other required documents to the address set forth on the cover page of the letter of transmittal; or

•

a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program (ATOP) system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive on or prior to the expiration of the exchange offer a timely confirmation of book-entry transfer of your original notes into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer — Book-Entry Transfer.”

A form of letter of transmittal accompanies this prospectus. By executing the letter of transmittal or delivering a computer-generated message through DTC’s Automated Tender Offer Program (ATOP) system, you will represent to us that, among other things:

•	any Exchange Notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to engage or participate in, the distribution of the Restricted Notes or Exchange Notes;

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours;

•

if you are a participating broker-dealer that will receive Exchange Notes for your own account in exchange for the Restricted Notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the Exchange Notes; and

•	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

Special Procedure for Beneficial Owners	If you are the beneficial owner of Restricted Notes and they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your Restricted Notes, you should promptly contact the person in whose name your Restricted Notes are registered and instruct that person to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the Restricted Notes by causing DTC to transfer the Restricted Notes into the exchange agent’s account. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal for your Restricted Notes and delivering your Restricted Notes, either make appropriate arrangements to register ownership of the Restricted Notes in your name or obtain a properly completed bond power from the person in whose name your Restricted Notes are registered. The transfer of registered ownership may take considerable time.

Acceptance of Restricted Notes and Delivery of Exchange Notes	Except under the circumstances described above under “Conditions to the Exchange Offer,” we will accept for exchange any and all Restricted Notes that are tendered in accordance with the procedures described below under “The Exchange Offer — Procedures for Tendering Restricted Notes” and in the Letter of Transmittal prior to 5:00 p.m., New York City time, on the expiration date. The Exchange Notes to be issued to you in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

Withdrawal	You may withdraw the tender of your Restricted Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. We will return to you any Restricted Notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer.

Consequences of Failure to Exchange	If you do not participate in the exchange offer, upon completion of the exchange offer, the liquidity of the market for your Restricted Notes could be adversely affected. See “The Exchange Offer — Consequences of Failing to Exchange Restricted Notes.”

Federal Income Tax Consequences	The exchange of Restricted Notes for Exchange Notes will not be a taxable event for federal income tax purposes. See “U.S. Federal Income Tax Considerations.”

Summary of the Terms of the Exchange Notes

The following summary describes the principal terms of the Exchange Notes and is provided solely for your convenience. For a more detailed description of the Exchange Notes, see “Description of Notes”.

Securities Offered	$430,000,000 aggregate principal amount of 9.750% Senior Notes due 2018.

Maturity	July 15, 2018.

Interest	Interest will be payable in cash on January 15 and July 15 of each year.

Optional Redemption	We may redeem all or a portion of the notes beginning on July 15, 2014. The initial redemption price is 104.875% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. The redemption price will decline each year after 2014 and will be 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, beginning on July 15, 2016.

At any time prior to July 15, 2014, we may redeem all or a portion of the notes at a price equal to 100% of the principal amount of the notes plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date, in each case as described in this prospectus under “Description of Notes — Optional Redemption”.

In addition, before July 15, 2013, we may redeem up to 35% of the aggregate principal amount of notes with the proceeds of certain equity offerings at 109.750% of their principal amount plus accrued and unpaid interest, if any, to the redemption date. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of notes originally issued remains outstanding.

Offers to Purchase	If we sell certain assets without applying the proceeds in a specified manner or experience certain change of control events, each holder of notes may require us to purchase all or a portion of its notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the purchase date. See “Description of Notes — Repurchase at the Option of Holders”. Our senior secured credit facilities or other agreements may restrict us from repurchasing any of the notes, including any purchase we may be required to make as a result of a change of control or certain asset sales. See “Risk Factors — Risks Related to the Exchange Notes — We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Ranking

The Exchange Notes will rank equally to all of our other unsecured and unsubordinated indebtedness, but will effectively be junior to all of our secured indebtedness, to the extent of the value of the assets securing that indebtedness. The Exchange Notes will also be structurally subordinated to all liabilities of our subsidiaries that do not guarantee the Exchange Notes.

Guarantees	The Exchange Notes will be guaranteed by all of our existing wholly-owned domestic restricted subsidiaries that guarantee our senior secured credit facilities. In addition, subject to certain exceptions, the Exchange Notes will be guaranteed by all of our future wholly-owned domestic restricted subsidiaries and any other domestic restricted subsidiary that guarantees our senior secured credit facilities. The guarantees will rank equally to all other unsecured and unsubordinated indebtedness of the guarantors, but will be effectively junior to all of the secured indebtedness of the guarantors, to the extent of the value of the assets securing that indebtedness.

Certain Covenants	The terms of the Exchange Notes restrict our ability and the ability of our restricted subsidiaries (as described in “Description of Notes”) to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments or certain other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with affiliates; or

•	effect a consolidation or merger.

However, these limitations will be subject to a number of important qualifications and exceptions. For more information, see “Description of Notes — Certain Covenants”.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Registration Rights	We agreed to file a registration statement with respect to an offer to exchange the Restricted Notes for a new issue of notes registered under the Securities Act prior to 290 days after the original issuance and use our commercially reasonable efforts to cause the registration statement to be declared effective prior to 380 days after the original issuance. We also agreed to file a shelf registration statement to effect resales of the Restricted Notes in certain circumstances.

If we fail to satisfy any of our obligations, we may be required to pay you additional interest. See “The Exchange Offer — Purpose and Effect”.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the Exchange Notes.

RISK FACTORS

Before participating in the exchange offer, you should carefully consider the following risk factors as well as the other information contained in this prospectus. If any of these risks or uncertainties actually occurs, our business, financial condition and operating results could be materially adversely affected.

Risks Related to the Exchange Notes

Our substantial level of indebtedness could materially adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of debt, which requires significant interest and principal payments. As of April 2, 2011, we had approximately $1,303 million of debt outstanding. Subject to the limits contained in our senior secured credit facilities, the indenture governing the notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of debt will intensify.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to the notes;

•	our ability to obtain additional financing for working capital, debt service requirements, general corporate purposes or other purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay interest and principal on the notes and our other indebtedness, which will reduce the funds available to us for other purposes;

•	we may be subject to restrictive financial and operating covenants in the agreements governing our and our subsidiaries’ long term indebtedness;

•

we may be exposed to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, results of operations and financial condition;

•	we may be vulnerable to economic downturns and adverse industry conditions;

•

our ability to capitalize on business opportunities and to react to pressures and changing market conditions in our industry and in our customers’ industries as compared to our competitors may be compromised due to our high level of indebtedness;

•	our cost of borrowing may increase;

•	our ability to compete with other companies that are not as highly leveraged may be limited; and

•	our ability to refinance our indebtedness, including the notes, may be limited.

In addition to our significant indebtedness, we also have significant contractual commitments, principally purchase obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations”.

We may be unable to service our indebtedness, including the notes.

Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, and to fund capital and non-capital expenditures depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. In addition, we are a holding company for our subsidiaries and have no material operations and only limited assets. Accordingly, we are dependent on cash distributions and dividends from our operating subsidiaries in order to service our debt obligations, including the notes offered hereby.

We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. In particular, our senior secured term loan credit facility and any borrowings under our senior secured revolving credit facility will mature prior to the maturity of the notes. If we are unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as the sale of assets and/or negotiations with our lenders to restructure the applicable debt. Our senior secured credit facilities and the indenture governing the notes may restrict, or market or business conditions may limit, our ability to take some or all of these actions.

The borrowings under our senior secured credit facilities will bear interest at variable rates and other debt we incur could likewise be variable rate debt. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Despite our current level of indebtedness, we and our subsidiaries may be able to incur substantially more debt, which could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture governing the notes and our senior secured credit facilities will contain restrictions on the incurrence of additional indebtedness, these restrictions will be subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these restrictions could be substantial. We are able to incur up to $75.0 million under our senior secured revolving credit facility. In addition, the notes and our senior secured credit facilities permit us to incur incremental term and revolving loans under the senior secured credit facilities in an aggregate amount not to exceed $200 million, subject to certain conditions. These amounts would be effectively senior to the notes and the subsidiary guarantees thereof to the extent of the value of the assets securing such indebtedness. These restrictions also do not prevent us from incurring obligations that do not constitute indebtedness. To the extent new debt or new obligations are added to our current levels, the risks described above could substantially increase and we may not be able to meet all of our debt obligations, including the repayment of the notes, in whole or in part.

Our debt instruments, including the indenture governing the notes and our senior secured credit facilities, impose significant operating and financial restrictions on us. If we default under any of these debt instruments, we may not be able to make payments on the notes.

The indenture governing the notes and our senior secured credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional indebtedness or guarantee obligations;

•	issue certain preferred stock or disqualified capital stock;

•	pay dividends or make certain other restricted payments;

•	make certain payments on debt that is subordinated to the notes;

•	make investments or acquisitions;

•	create liens or other encumbrances;

•	transfer or sell certain assets or merge or consolidate with another entity;

•	create restrictions on the payment of dividends or other amounts to us from restricted subsidiaries; and

•	engage in transactions with affiliates.

Any of these restrictions could limit our ability to plan for or react to market conditions and could otherwise restrict corporate activities. See “Description of Certain Indebtedness” and “Description of Notes”.

We are also subject to financial maintenance covenants in our senior secured credit facilities, including maximum leverage and minimum interest coverage ratios. Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained or, if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements could result in a default or an event of default under those agreements. Such a default or event of default could allow the lenders under our financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we may not be able to repay them or repay the notes in full.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of a “change of control”, as defined in the indenture governing the notes, we must offer to buy back the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture governing the notes, which would also trigger a cross-default under our senior secured credit facilities. See “Description of Notes — Repurchase at the Option of Holders — Change of Control”.

If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of notes or to satisfy all obligations under our senior secured credit facilities and the indenture governing the notes. A change of control would also trigger a default under our senior secured credit facilities. In order to satisfy our obligations, we could seek to refinance the indebtedness under our senior secured credit facilities and the indenture governing the notes or obtain a waiver from the lenders or you as a holder of the notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

Since the notes are unsecured, your right to collect from our assets may be limited by the right of certain of our suppliers if we default in payment to these suppliers.

Upon default in payment to certain of our and the subsidiary guarantors’ suppliers, federal and state laws, including the Perishable Agricultural Commodities Act and the Minnesota Wholesale Produce Distributors Act, may create for these suppliers a floating statutory trust, which in effect grants these unpaid suppliers a claim on all of our and the subsidiary guarantors’ inventories and products before the holders of secured or unsecured debt, including the notes. The notes will be effectively subordinated to our obligations arising under these laws.

The notes are unsecured obligations and will effectively be subordinated to our secured debt to the extent of the value of our assets securing such debt.

The notes are our unsecured obligations. We and our subsidiaries may incur debt, which may be substantial in amount, and which may in certain circumstances be secured. The notes are effectively subordinated to all of our existing and future secured debt and that of the guarantors to the extent of the value of the assets securing such debt, including debt under our senior secured credit facilities. Our obligations under our senior secured credit facilities are secured by a security interest in substantially all of our assets. We can incur additional secured debt under the indenture and the notes governed thereby. See “Description of Notes — Certain Covenants — Liens”. As of April 2, 2011, the notes were effectively subordinated to $873 million of secured debt.

Because the notes are unsecured obligations, your right to repayment may be compromised in the following situations:

•	we or our subsidiaries enter into bankruptcy, liquidation, reorganization or other winding-up;

•	there is a default in payment under any of our or our subsidiaries’ secured debt; or

•	there is an acceleration or any of our or our subsidiaries’ secured debt.

If any of these events occurs, the secured lenders could foreclose on our assets in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture relating to the notes at such time. As a result, upon the occurrence of any of these events, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully.

The notes are structurally subordinated to all indebtedness of our existing or future subsidiaries that are not, or do not become, guarantors of the notes, including all of our foreign subsidiaries.

The notes are structurally subordinated to any obligations of our subsidiaries that do not guarantee the notes. The notes are guaranteed by our existing wholly-owned domestic restricted subsidiaries that guarantee our senior secured credit facilities. Our future subsidiaries will not guarantee the notes unless they are wholly owned domestic subsidiaries or they guarantee our senior secured credit facilities (in each case, subject to certain exceptions). In the event of a bankruptcy, liquidation or reorganization of any non-guarantor subsidiary, claims of creditors of these non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by these entities, and claims of preferred stockholders (if any) of those entities generally will have priority with respect to the assets and earnings of those entities over the claims of our creditors, including holders of the notes. Therefore, the notes and each guarantee will be structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of such non-guarantor subsidiaries. Although the indenture limits the incurrence of debt and disqualified stock or preferred stock of restricted subsidiaries, the limitation is subject to a number of significant exceptions and the amount incurred could nevertheless be substantial. In addition, the indenture does not impose any limitation on the incurrence by restricted subsidiaries of liabilities that are not considered debt, disqualified stock or preferred stock under the indenture.

If the lenders under our senior secured credit facilities release the guarantors under the credit agreement, those guarantors may be released from their guarantees of the notes.

The lenders under our senior secured credit facilities have the discretion to release the guarantees thereunder. If a subsidiary guarantor is no longer a guarantor of obligations under our senior secured credit facilities, then the guarantee of the notes by such subsidiary guarantor will be released automatically without action by, or consent of, any holder of the notes or the trustee under the indenture governing the notes, so long as that subsidiary is not wholly owned (or if wholly owned, is designated as an excluded subsidiary under the terms of the indenture). See “Description of Notes — Guarantees”. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state statutes may allow courts, under specific circumstances, to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and/or require holders of the notes to return payments received from us.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes and the guarantees could be voided, or claims in respect of the notes and the guarantees could be subordinated to all of our other debt, if the issuance of the notes or a guarantee was found to have been made for less than their reasonable equivalent value, and we, at the time we incurred the indebtedness evidenced by the notes, or a guarantor, at the time it incurred the indebtedness evidenced by the guarantee:

•	were insolvent or rendered insolvent by reason of such indebtedness;

•	were engaged in, or about to engage in, a business or transaction for which our remaining assets constituted unreasonably small capital;

•	intended to incur, or believed that we or it would incur, debts beyond our or its ability to pay such debts as they mature; or

•	were a defendant in an action for money damages, or had a judgment for money damages docketed against us, if in either case, after final judgment, the judgment is unsatisfied.

A court might also void the issuance of the notes or a guarantee, without regard to the above factors, if the court found that we issued the notes or the guarantors entered into their respective guarantees with actual intent to hinder, delay or defraud our or their respective creditors.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or the guarantees, respectively, if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes or the guarantees, you would no longer have a claim against us or the guarantors. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or the guarantors.

In addition, any payment by us pursuant to the notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under Title 11 of the United States Code, as amended (the “Bankruptcy Code”).

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity is considered insolvent if:

•	the sum of its debts, including contingent liabilities, are greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets are less than the amount that would be required to pay its probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

In addition, although each guarantee will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer laws, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee of limited value or worthless. There is no way to predict with certainty what standards a court would apply to determine whether a guarantor was solvent at the relevant time. It is possible that a court could view the issuance of guarantees as a fraudulent conveyance. To the extent that a guarantee were to be voided as a fraudulent conveyance or were to be held unenforceable for any other reason, holders of the notes would cease to have any claim in respect of the guarantor and would be creditors solely of ours and of the guarantors whose guarantees had not been voided or held unenforceable. In this event, the claims of the holders of the notes against the issuer of an invalid guarantee would be subject to the prior payment in full of all other liabilities of the guarantor thereunder. After providing for all prior claims, there may not be sufficient assets to satisfy the claims of the holders of the notes relating to the voided guarantees. In a recent Florida bankruptcy case, this kind of provision was found to be unenforceable and, as a result, the subsidiary guarantees in that case were found to be fraudulent conveyances. We do not know if that case will be followed if there is litigation on this point under the indenture. However, if it is followed, the risk that the guarantees will be found to be fraudulent conveyances will be significantly increased.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to the claims of other creditors under the principle of equitable subordination, if the court determines that: (i) the holder of the notes engaged in some type of inequitable conduct to the detriment of other creditors; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the notes; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Certain restrictive covenants in the indenture governing the notes will be suspended if such notes achieve investment grade ratings.

Most of the restrictive covenants in the indenture governing the notes will not apply for so long as the notes achieve investment grade ratings from Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services, and no default or event of default has occurred. If these restrictive covenants cease to apply, we may take actions, such as incurring additional debt or making certain dividends or distributions, that would otherwise be prohibited under the indenture. Ratings are given by these rating agencies based upon analyses that include many subjective factors. We cannot assure you that the notes will achieve investment grade ratings, nor can we assure you that investment grade ratings, if granted, will reflect all of the factors that would be important to holders of the notes.

Certain affiliates of the Goldman Sachs Group, Inc. own a significant majority of the equity of our indirect parent. Conflicts of interest may arise because affiliates of the principal stockholder of our indirect parent have continuing agreements and business relationships with us.

Certain affiliates of The Goldman Sachs Group, Inc. (the “Goldman Sachs Funds”), an affiliate of Goldman, Sachs & Co., are the majority owners of MFI Holding, our indirect parent company. The Goldman Sachs Funds have the power, subject to certain exceptions, to direct our affairs and policies. A majority of the voting power of the Board of Directors of MFI Holding are held by directors who have been designated by the Goldman Sachs Funds. Through such representation on the Board of Directors of MFI Holding, the Goldman Sachs Funds are able to influence substantially the appointment of management, the entering into of mergers, sales of substantially all assets and other extraordinary transactions.

The interests of the Goldman Sachs Funds and their respective affiliates could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Goldman Sachs Funds as an equity-holder might conflict with your interests as a noteholder. The Goldman Sachs Funds may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of notes. In addition, the Goldman Sachs Funds and their respective affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us, our suppliers or our customers and they may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us, our suppliers or our customers. In general, the Goldman Sachs Funds or their affiliates could pursue business interests or exercise their power as majority owners of MFI Holding in ways that may negatively impact you as a holder of notes but be beneficial to themselves or to other companies in which they invest or with whom they have a material relationship. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to the Goldman Sachs Funds and they may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Under the terms of our amended and restated certificate of incorporation, the Goldman Sachs Funds have no obligation to offer us corporate opportunities. In addition, the indenture governing the notes and our senior secured credit facilities will permit us to pay advisory and other fees, dividends and make other restricted payments to our Sponsors, including the Goldman Sachs Funds, under certain circumstances and they may have an interest in our doing so. The Goldman Sachs Funds and our other Sponsors also have no obligation to provide us with any additional debt or equity financing in the future. See “Principal Stockholders”, “Certain Relationships and Related Transactions” and “Description of Notes”.

As a result of these relationships, the interests of the Goldman Sachs Funds may not coincide with your interests as noteholders. So long as the Goldman Sachs Funds continue to own a significant majority of our equity, the Goldman Sachs Funds will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Risks Related to the Exchange Offer

Your Restricted Notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

We will not accept your Restricted Notes for exchange if you do not follow the exchange offer procedures. We will issue Exchange Notes as part of the exchange offer only after a timely receipt of your Restricted Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you wish to tender your Restricted Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Restricted Notes, letter of transmittal and other required documents by the time of expiration of the exchange offer, we will not accept your Restricted Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Restricted Notes for exchange. If there are defects or irregularities with respect to your tender of Restricted Notes, we will not accept your Restricted Notes for exchange.

If you do not exchange your Restricted Notes, there will continue to be restrictions on your ability to resell your Restricted Notes.

Following the exchange offer, Restricted Notes that you do not tender will continue to be subject to transfer restrictions. Absent registration, any untendered Restricted Notes may therefore only be offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. If no such exemption is available, you will not be able to sell your Restricted Notes.

There is no public market for the Exchange Notes, and we cannot assure you that a market for the Exchange Notes will develop.

There is currently no active trading market for the Exchange Notes. We do not intend to file an application to have the Exchange Notes listed on any securities exchange or included for quotation on any automated dealer quotation system. Although the initial purchasers in the original issuance indicated that they intend to make a market in the notes as over-the-counter securities that are not traded on an exchange, they have no obligation to do so and may discontinue market-making activity at any time without notice.

The Exchange Notes may trade at a discount from the initial offering price of the Restricted Notes, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition, performance and prospects and prospects for companies in our industry generally. In addition, the liquidity of the trading market in the Exchange Notes and the market prices quoted for the Exchange Notes may be negatively affected by changes in the overall market for high-yield securities. As a result, we cannot assure you that an active trading market will develop for the Exchange Notes.

In addition, we have the right, pursuant to the registration rights agreement, to suspend the use of the registration statement in certain circumstances. In the event of such a suspension you would not be able to sell the Notes under the registration statement.

You may have difficulty selling your Restricted Notes that you do not exchange.

If you do not exchange your Restricted Notes for Exchange Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Restricted Notes described in the legend on your Restricted Notes. The restrictions on transfer of your Restricted Notes arise because we issued the Restricted Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Restricted Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreements, we do not intend to register the Restricted Notes under the Securities Act. The tender of Restricted Notes under the exchange offer will reduce the principal amount of the currently outstanding Restricted Notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding original notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer— Consequences of Failing to Exchange Restricted Notes.”

If you are a broker-dealer or participating in a distribution of the Exchange Notes, you may be required to deliver prospectuses and comply with other requirements.

If you tender your unregistered notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for unregistered notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

Risks Related to Our Business

Volatility of economic conditions could materially harm our business.

Our business and results of operations may be materially adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. Volatility in financial markets and the deterioration of national and global economic conditions may impact our business in a number of ways, resulting in:

•	a decrease in away-from-home food consumption, which may adversely impact demand for our products in the foodservice channel;

•	a shift in consumer purchases to lower-priced private label or other value offerings;

•	a decrease in the financial stability of our customers and suppliers; and

•

increased cost or difficulty to obtain financing to fund operations or investment opportunities, or to refinance our debt in the future, in each case on terms and within a time period acceptable to us.

Our operating results are significantly affected by egg, potato and cheese market prices, the prices of other raw materials, such as grain, and energy and energy-related costs.

Our operating results are significantly affected by egg, potato and cheese prices and the prices of corn and soybean meal, which are the primary grains fed to laying hens. Historically, the prices of these raw materials have fluctuated widely. Changes in the price of such items may have a material adverse effect on our business, prospects, and results of operations or financial condition. In general, the pricing of eggs is affected by an inelasticity of supply and demand, often resulting in small changes in production or demand having a large effect on prices. Our operating profit tends to be adversely affected when egg and grain prices rise significantly. In addition, our operating profit has historically been negatively affected during extended periods of low egg prices. We can experience similar negative effects on our results of operations because of increases in the price of potatoes and cheese. Although we can take steps to mitigate the effects of changes in our raw material costs, fluctuations in prices are outside of our control. For example, the prices of corn and soybean meal rose dramatically from the summer of 2006 through the summer of 2008 and again in late 2010. With the rapid rise in grain costs, we were unable to adjust our egg products prices rapidly or sufficiently enough to offset the significant raw material cost increases in those years. Our operating results can also be affected by other input costs such as energy and energy-related costs. While we endeavor to keep our selling prices in line with our input costs, we are not always able to do so and this may result in lower operating profit margins.

To mitigate the risk of increases in raw material costs, we have been transitioning customers to variable-pricing contracts that are priced off the same index we use to purchase shell and liquid eggs. In addition, due to the unprecedented volatility in grain costs over the past few years, we try to limit fixed-price contracts to be less than one year in duration and we typically hedge the grain costs associated with them to lock in the negotiated margin. There is no assurance that our risk management activities will provide sufficient protection from price fluctuations. In addition, these efforts can diminish the opportunity to benefit from the improved margins that would result from an unanticipated decline in grain prices.

We produce and distribute food products that are susceptible to microbial contamination.

Many of the food used to make our products, particularly eggs and raw potatoes, are vulnerable to contamination by pathogens — naturally occurring disease-producing organisms — such as Salmonella. Shipment of adulterated products, even if inadvertent, is typically a violation of law and may lead to an increased risk of exposure to product liability claims (as discussed below), product recalls and increased scrutiny by federal and state regulatory agencies. Any shipment of adulterated products may have a material adverse effect on our reputation, business, prospects, results of operations and financial condition. The risk may be controlled, but not eliminated, by adherence to good manufacturing practices and finished product testing. Also, products purchased from others for repacking or distribution may contain contaminants that may be inadvertently redistributed by us. After contaminated products have been shipped for distribution, illness and death may result if the pathogens are not eliminated by thorough cooking at the foodservice or consumer level.

We may recall products in the event of contamination or damage. For example, in February 2009 we initiated a voluntary product recall of certain of our retail potato products due to laboratory testing showing that a package contained certain bacteria. In addition, from time to time we may withdraw or hold product lots that have spoilage or other issues unrelated to food safety, most recently in April 2010. These limited withdrawals historically have not had a material adverse effect on our business. For example, we estimate that the April 2010 withdrawal cost us no more than $5 million in EBITDA. However, any product recall or withdrawal could result in significant costs incurred in connection with the recovery and disposal of inventory, lost sales, as well as a loss of consumer confidence in our products, all of which could materially adversely affect our reputation with existing and potential customers and have a material adverse effect on our business, prospects, results of operations and financial condition. We currently do not carry any product recall insurance coverage to reimburse us for any such losses. Additionally, a product recall by other companies that produce and distribute products similar to ours may materially adversely impact our industry generally and our customers’ confidence in any of our products that are similar to those being recalled.

As a result of selling food products, we face the risk of exposure to product liability claims.

We face the risk of exposure to product liability claims and adverse public relations in the event that our quality control procedures fail or are inadequate and the consumption of our products causes injury or illness. If a product liability claim is successful, our insurance may not be adequate to cover all liabilities we may incur, and we may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost. We generally seek contractual indemnification and insurance coverage from parties supplying us products, but this indemnification or insurance coverage is limited by the creditworthiness of the indemnifying party, as well as the limits of any insurance provided by suppliers. If we did not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our business reputation and earnings. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential customers and on our business, prospects, results of operations and financial condition.

A decline in egg consumption or in the consumption of processed food products could have a material adverse effect on our net sales and results of operations.

Based upon a USDA published report, United States egg consumption has remained stable for the past three years at around 248 eggs per person per year, while growing slightly in total due to population growth. While we do not expect this trend to change dramatically and anticipate total consumption will continue to grow in line with population trends, adverse publicity relating to health concerns and the nutritional value of eggs, egg products, or our other main product lines, cheese and potatoes, could adversely affect consumption and demand for our products, which could have a material adverse effect on our business, prospects, and results of operations or financial condition. In addition, a change in consumer preferences relating to food products or in consumer perceptions regarding the nutritional value of certain food products could adversely affect demand, which could have a material adverse effect on our business, prospects, results of operations, liquidity and financial condition. Consumer preferences may evolve over time and the success of our food products depends on our ability to identify these preferences and offer products that appeal to them. If we do not succeed in satisfying consumer preferences, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. Further, weak or recessionary economic conditions can affect food consumption patterns, particularly in the foodservice market, with a potentially negative effect on our sales volumes and margins.

The categories of the food industry in which we operate are highly competitive, and our inability to compete successfully could adversely affect our business.

Competition in each of the categories of the food industry within which we operate is notable. In general, food products are price sensitive and affected by many factors beyond our control, including the economy, changes in consumer tastes, fluctuating input prices, changes in supply due to weather, and production variances. Increased competition against any of our products could result in price reduction, reduced margins and loss of market share, which could negatively affect our business, prospects, results of operations and financial condition. In particular, we compete with major companies such as Cargill, Incorporated, Kraft Foods, Inc., Hormel Foods Corp. and ConAgra Foods, Inc. Each of these companies has substantially greater financial resources, name recognition, research and development, marketing and human resources than we have. In addition, our competitors may succeed in developing new or enhanced products that could be preferred over our products. These companies may also prove to be more successful than us in marketing and selling products.

Our business may be materially adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

Our largest customers have historically accounted for a significant portion of the net sales volume of each of our three divisions. Our top two Egg Products Division customers (Sysco Corporation and U.S. Foodservice) each represented more than 10% of our consolidated 2010 net sales. Our top three Crystal Farms Division customers (SUPERVALU, Walmart and Target) each represented more than 10% of that division’s 2010 net sales. If, for any reason, one of our key customers were to purchase significantly less of our products in the future or were to terminate its purchases from us altogether, and we are not able to sell our products to new customers at comparable or greater levels, our business, prospects, financial condition and results of operations may be materially adversely effected. This concentration of sales to these customers increases the risk that if one or more large customers encounter financial difficulties, especially during an economic recession, it may materially adversely affect our ability to collect any associated accounts receivable.

The loss or expiration of a patent, whether licensed or owned, or the loss of any registered trademark, could enable other companies to compete more effectively with us.

We utilize trademarks, patents, trade secrets and other intellectual property in our business. The loss or expiration of intellectual property could enable other companies to compete more effectively with us by making and selling products that are substantially similar to products that we offer and could negatively impact our ability to produce and sell the associated products, which could have a material adverse effect on our operations. We also own many registered and unregistered trademarks that are used in the marketing and sale of our products. We have invested a substantial amount of money in establishing and promoting our trademarked brands. However, the degree of protection that these trademarks afford us is uncertain.

Third parties may assert infringement or other intellectual property claims against us based on their intellectual property rights. If such claims are successful, we may have to pay substantial damages and/or may be prohibited from selling our products without a license, which, if available at all, may not be available on commercially acceptable terms. Even if such claims are without merit, defending a lawsuit may be expensive and divert management attention from other business concerns.

Government regulation could increase our costs of production and increase our legal and regulatory expenses.

Our manufacturing, processing, packaging, storage, distribution and labeling of food products are subject to extensive federal and state regulation, including regulation by the FDA, the USDA, and various health and agricultural agencies. Some of our facilities are subject to continuous on-site USDA inspection. Applicable statutes and regulations governing food products include rules for identifying the content of specific types of foods, the nutritional value of that food and its serving size. Many jurisdictions also require food manufacturers to meet good manufacturing practices (the definition of which may vary by jurisdiction) with respect to personal hygiene, wearing and handling of company-issued uniforms and footwear, footbaths, hand washing, storage and handling of equipment and eating or drinking in production areas.

Our production and distribution facilities are also subject to various federal and state environmental and workplace regulations. Failure to comply with all applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, and criminal sanctions, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, compliance with current or future laws or regulations could require us to make material expenditures or otherwise adversely affect the way we operate our business, our prospects, results of operations and financial condition.

We may incur material costs associated with compliance with environmental regulations.

We are subject to federal, state, and local environmental requirements, including those governing discharges to air and water, the management of hazardous substances, the disposal of solid and hazardous wastes, including animal waste, and the remediation of contamination. If we do not fully comply with environmental regulations, or if a release of hazardous substances occurs at or from one of our facilities, or at facilities at which we dispose of wastes associated with our operations, we may be subject to penalties and fines, and/or be held liable for the cost of remedying environmental contamination. In addition, these laws and regulations and their interpretation and enforcement are constantly evolving and have tended to become more stringent over time. It is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. In particular, animal feeding operations, which involve the management of animal waste, wastewater discharges and air emissions, have become the subject of increasing regulatory scrutiny. If we are unable to comply with environmental laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. The operational and financial effects associated with compliance with current and future environmental regulations could require us to make material expenditures or otherwise materially adversely affect the way we operate our business and our prospects, results of operations and financial condition.

We are subject to risks associated with climate change and climate change regulation.

There is increasing concern that a gradual increase in global average temperatures due to increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency and severity of natural disasters or other effects that are impossible to predict. Decreased agricultural productivity in certain regions as a result of changing weather patterns could limit availability or increase the cost of key agricultural commodities. Increased frequency or duration of extreme weather conditions could also impair production capability; disrupt suppliers or impact demand for our products. Federal, regional, state and local efforts to regulate greenhouse gas emissions are at various stages of consideration and implementation, and could result in increased energy, transportation and raw material costs. In addition, consumer concern about animal-based agriculture contributing to climate change could adversely affect demand for our products.

Extreme weather conditions, disease (such as avian influenza) and pests could harm our business.

Many of our business activities are subject to a variety of agricultural risks. Unusual weather conditions, disease and pests can adversely affect the quality and quantity of the raw materials we use, as well as the food products we produce and distribute. In particular, avian influenza occasionally affects the domestic poultry industry, leading to hen deaths. A virulent form of avian influenza emerged in Southeast Asia over the past several years and has spread elsewhere in the Eastern Hemisphere in recent years. It has caused deaths in wild bird populations and, in limited instances, domesticated fowl flocks. It has also been linked to illness and death among some persons who have been in contact with diseased fowl. It is unclear if this form of avian influenza will manifest itself in North America, or if sheltered flocks, such as ours, have significant exposure risk. However, a manifestation of this form of avian influenza in our sheltered flocks could have a material adverse effect on our business. To protect against this risk, we have intensified biosecurity measures at our layer locations. Weather, disease and pest matters could affect a substantial portion of our production facilities in any year and could have a material adverse effect on our business, prospects, and results of operations or financial condition.

Impairment in the carrying value of goodwill or other assets could negatively affect our consolidated results of operations and net worth.

Goodwill represents the difference between the purchase price of acquired companies and the related fair values of net assets acquired. Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, we revalue all of the assets and liabilities of the reporting unit, including goodwill, to determine if goodwill is impaired. If the fair value of goodwill is less than its carrying amount, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model and then compared to the market capitalization of the Company. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables and other factors. We evaluate assets on our balance sheet, including intangible assets, whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Our estimate of the fair value of the assets may be based on fair value appraisals or discounted cash flow models using various inputs. As of April 2, 2011, we had $497.3 million of definite-lived intangible assets subject to amortization and $830.2 million of goodwill. While we believe that the current carrying value of these assets is not impaired, materially different assumptions regarding future performance of our businesses could result in significant impairment losses.

FORWARD-LOOKING STATEMENTS

Certain items herein are “forward-looking statements”. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund our operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information and, in particular, appear under the heading “Summary”, “Business — Our Business Strategy”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. When used herein, the words “may”, “should”, “estimates”, “expects”, “anticipates”, “projects”, “plans”, “intends”, “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance. All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, including the factors described under “Risk Factors”. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus include:

•	volatility in the financial markets and changes in national or global economic conditions;

•	variances in the costs to produce our products, including volatility in egg, feed, cheese and butter costs;

•	susceptibility of the food products we produce and distribute to microbial contamination;

•	product liability claims against us;

•	decrease in demand for our products;

•	our ability to compete successfully with other companies in our industry;

•	loss of, or reduced purchases by, significant customers;

•	our ability to protect our intellectual property;

•	changes in government regulation of the food industry;

•	high environmental regulation compliance costs;

•	climate change and climate change regulation;

•	extreme weather conditions, avian diseases and pests;

•	impairment of goodwill or other assets;

•	changes in our capital structure as a result of the merger and related financing; and

•	risks related to the notes and the exchange offer generally

You should not place undue reliance on our forward-looking statements. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect future events or circumstances except as required by law.

THE EXCHANGE OFFER

Purpose and Effect

We issued the Restricted Notes on June 29, 2010 to the initial purchasers in a transaction exempt from registration pursuant to the exemption set forth in Section 4(2) of the Securities Act. Additionally, the initial purchasers offered and sold the Restricted Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. In connection with the original issuance, we entered into an indenture and a registration rights agreement. The registration rights agreement requires that we file a registration statement under the Securities Act with respect to the Exchange Notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, to offer you the opportunity to exchange your Restricted Notes for a like principal amount of Exchange Notes which will be issued under the same indenture. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. Notwithstanding anything to the contrary set forth in this prospectus, the exchange offer is not being made to you, and you may not participate in the exchange offer, if (a) you are our “affiliate” as defined in Rule 405 of the Securities Act or (b) you are a broker-dealer that acquired Restricted Notes directly from us.

Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties unrelated to us, we believe that the Exchange Notes to be issued to you in the exchange offer may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act, unless you are a broker-dealer that receives Exchange Notes in exchange for Restricted Notes acquired by you as a result of market-making activities or other trading activities. This interpretation, however, is based on your representation to us that:

•	the Exchange Notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

•

at the time of the commencement of the exchange offer, you are not engaging in, you do not intend to engage in and you have no arrangement or understanding with any person to engage in, the distribution (within the meaning of the Securities Act) of the Exchange Notes to be issued to you in the exchange offer in violation of the Securities Act;

•	you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us; and

•	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

If you have any of the disqualifications described above or cannot make each of the representations set forth above, you may not rely on the interpretations by the staff of the Commission referred to above. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a sale, transfer or other disposition of any notes unless you are able to utilize an applicable exemption from all of those requirements. In addition, each broker-dealer that receives Exchange Notes in the exchange offer for its own account in exchange for Restricted Notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those Exchange Notes. See “Plan of Distribution.”

If you will not receive freely tradable Exchange Notes in the exchange offer or are not eligible to participate in the exchange offer and the Restricted Notes held by you remain subject to the demand registration provision of the registration rights agreement, you may elect to have your Restricted Notes registered in a “shelf” registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. If we are obligated to file a shelf registration statement, we will be required to use our commercially reasonable efforts to keep the shelf registration statement effective for a period of two years from the date the registration statement is declared effective or such shorter period that will terminate when all of the Restricted Notes (a) have been exchanged in the exchange offer, (b) have been sold pursuant to a shelf registration statement or (c) cease to be outstanding. Other than as set forth in this paragraph, you will not have the right to require us to register your Restricted Notes under the Securities Act. See “— Procedures for Tendering Restricted Notes” below.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Restricted Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on August 5, 2011. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Restricted Notes accepted in the exchange offer. You may tender some or all of your Restricted Notes pursuant to the exchange offer. However, Restricted Notes may be tendered only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

The form and terms of the Exchange Notes are substantially the same as the form and terms of the Restricted Notes, except that the Exchange Notes will not bear legends restricting their transfer. The Exchange Notes will be issued pursuant to, and entitled to the benefits of, the indenture. The indenture also governs the Restricted Notes. Each series of Exchange Notes and Restricted Notes will be deemed a single issue of notes under the indenture.

As of the date of this prospectus, $430,000,000 aggregate principal amount of Restricted Notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the Restricted Notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered Restricted Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as our agent for the tendering holders for the purpose of receiving the Exchange Notes from us. Any Restricted Notes not accepted for exchange for any reason will be returned without expense to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

You will not be required to pay brokerage commissions or fees or, except as set forth below under “— Transfer Taxes,” transfer taxes with respect to the exchange of your Restricted Notes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer. See “— Fees and Expenses” below.

Expiration Date; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2011 unless we determine, in our sole discretion, to extend the exchange offer, in which case, it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, although we reserve the right to do so. If we extend or terminate the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date. We will not extend the exchange offer past August 17, 2011.

We also reserve the right, in our sole discretion,

(1)	to delay accepting any Restricted Notes, to the extent in a manner compliant with Rule 14e-1(c) of the Exchange Act,

(2)	subject to applicable law and by complying with Rule 14e-1(d) under the Exchange Act to the extent that rule applies, to extend the exchange offer or, if any of the conditions set forth below under “— Conditions to the Exchange Offer” have not been satisfied or waived, to terminate the exchange offer by giving oral or written notice of the extension or termination, or

(3)	to amend the terms of the exchange offer in any manner by complying with Rule 14e-1(d) under the Exchange Act to the extent that rule applies. If we make any material amendment to the terms of the exchange offer or waive any material condition, we will keep the exchange offer open for at least five business days after we notify you of such change or waiver. If we make a material change to the terms of the exchange offer, it may be necessary for us to provide you with an amendment to this prospectus reflecting that change.

We may only delay, terminate or amend the offer prior to its expiration. We acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to return the Restricted Notes surrendered for exchange promptly after the termination or withdrawal of the exchange offer. We will notify you as promptly as we can of any extension, termination or amendment.

Procedures for Tendering Restricted Notes

The Restricted Notes were issued as global notes in fully registered form without interest coupons. Beneficial interests in the global notes held by direct or indirect participants in DTC are shown on, and transfers of these interests are effected only through records maintained in book-entry form by DTC with respect to its participants. You may only tender your Restricted Notes by book-entry transfer of the Restricted Notes into the exchange agent’s account at DTC. The tender to us of Restricted Notes by you, as set forth below, and our acceptance of the Restricted Notes will constitute a binding agreement between us and you, upon the terms and subject to the conditions set forth in this prospectus. Except as set forth below, to tender Restricted Notes for exchange pursuant to the exchange offer, you must transmit to Wells Fargo Bank, National Association, as exchange agent, on or prior to the time of expiration either:

•

a written or facsimile copy of a properly completed and duly executed letter of transmittal for your Restricted Notes, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

•

a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program (ATOP) system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal for your notes.

In addition, on or prior to the expiration date, the exchange agent must receive a timely confirmation of book-entry transfer (a “book-entry confirmation”) of the Restricted Notes into the exchange agent’s account at DTC.

If you are a beneficial owner whose Restricted Notes are held by a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the nominee to tender on your behalf.

Signatures on a letter of transmittal must be guaranteed by an eligible institution unless:

•	Restricted Notes tendered in the exchange offer are tendered either

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution; and

•	the box entitled “Special Registration Instructions” on the letter of transmittal has not been completed.

If signatures on a letter of transmittal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

If the letter of transmittal is signed by a person other than you, your Restricted Notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those Restricted Notes.

If the letter of transmittal or any Restricted Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

We, in our sole discretion, will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Restricted Notes tendered for exchange. We reserve the absolute right to reject any and all tenders not properly tendered or to not accept any tender which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any individual tender before the expiration date (including the right to waive the ineligibility of any holder who seeks to tender Restricted Notes in the exchange offer). Our interpretation of the terms and conditions of the exchange offer as to any particular tender either before or after the expiration date will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Restricted Notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of Restricted Notes for exchange, and no one shall be liable for failing to provide such notification.

By tendering Restricted Notes, you represent to us that: (i) the Exchange Notes to be issued to you in the exchange offer are acquired in the ordinary course of your business; (ii) at the time of the commencement of the exchange offer, you are not engaging in, you do not intend to engage in, and you have no arrangement or understanding with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes to be issued to you in the exchange offer in violation of the Securities Act; (iii) you are not our affiliate, as defined in Rule 405 of the Securities Act; (iv) if you are a participating broker-dealer, that you will receive the Exchange Notes for your own account in exchange for the Restricted Notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of such Exchange Notes; and (v) you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations. For further information regarding resales of the Exchange Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

If any holder or other person is an “affiliate” of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the Exchange Notes, that holder or other person cannot rely on the applicable interpretations of the staff of the Commission, may not tender its Restricted Notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Restricted Notes, where the Restricted Notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Furthermore, any broker-dealer that acquired any of its Restricted Notes directly from us:

•

may not rely on the applicable interpretation of the staff of the Commission’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling securityholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

By delivering an agent’s message, a beneficial owner (whose Restricted Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee) or holder will be deemed to have irrevocably appointed the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as an agent for us in connection with the exchange offer) with respect to the Restricted Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest subject only to the right of withdrawal described in this prospectus), to receive for our account all benefits and otherwise exercise all rights of beneficial ownership of such Restricted Notes, in accordance with the terms and conditions of the exchange offer.

Each beneficial owner or holder will also be deemed to have represented and warranted to us that it has authority to tender, exchange, sell, assign and transfer the Restricted Notes it tenders and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title to such Restricted Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the Restricted Notes tendered are not subject to any adverse claims or proxies. Each beneficial owner and holder, by tendering its Restricted Notes, also agrees that it will comply with its obligations under the registration rights agreement.

Acceptance of Restricted Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept all Restricted Notes properly tendered and will issue the Exchange Notes promptly after the expiration date. See “— Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered Restricted Notes for exchange if and when we give oral or written notice to the exchange agent.

The holder of each Restricted Note accepted for exchange will receive the applicable Exchange Note in the amount equal to the surrendered Restricted Note. Holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the Restricted Notes or, if no interest has been paid, from the issue date of the Restricted Notes. Holders of Exchange Notes will not receive any payment in respect of accrued interest on Restricted Notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuance of Exchange Notes for Restricted Notes that are accepted for exchange will be made only after timely receipt by the exchange agent of an agent’s message or a letter of transmittal and a timely confirmation of book-entry transfer of the Restricted Notes into the exchange agent’s account at DTC.

If any tendered Restricted Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted or non-exchanged Restricted Notes will be returned without expense to an account maintained with DTC promptly after the expiration or termination of the exchange offer.

Book-Entry Transfers

The exchange agent will make a request to establish an account for the Restricted Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Restricted Notes by causing DTC to transfer those Restricted Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date. DTC will verify this acceptance, execute a book-entry transfer of the tendered Restricted Notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The transmission of the Restricted Notes and agent’s message to DTC and delivery by DTC to and receipt by the exchange agent of the related agent’s message will be deemed to be a valid tender.

Withdrawal Rights

For a withdrawal of a tender of Restricted Notes to be effective, the exchange agent must receive a valid withdrawal request through the Automated Tender Offer Program (ATOP) system from the tendering DTC participant before the expiration date. Any such request for withdrawal must include the VOI number of the tender to be withdrawn and the name of the ultimate beneficial owner of the related Restricted Notes in order that such notes may be withdrawn. Properly withdrawn Restricted Notes may be re-tendered by following the procedures described under “— Procedures for Tendering Restricted Notes” above at any time on or before 5:00 p.m., New York City time, on the expiration date.

We will determine all questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal of tendered Restricted Notes. Any Restricted Notes so withdrawn will be deemed not to have been validly tendered for exchange. No Exchange Notes will be issued unless the Restricted Notes so withdrawn are validly re-tendered.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Restricted Notes and may terminate or amend the exchange offer, if at any time before the acceptance of any Restricted Notes for exchange any of the following events occur:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the Commission;

•

an action or proceeding has been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer and any material adverse development shall have occurred in any existing action or proceeding with respect to us; and

•	all governmental approvals have not been obtained, which approvals we deem necessary for the consummation of the exchange offer.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to them subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights, and these rights will be deemed ongoing rights that may be asserted at any time (in the case of any condition involving governmental approvals necessary to the consummation of the exchange offer) and from time to time prior to the time of expiration (in the case of all other conditions).

In addition, we will not accept for exchange any Restricted Notes tendered, and no Exchange Notes will be issued in exchange for any of those Restricted Notes, if at the time the notes are tendered any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act” or “TIA”).

The exchange offer is not conditioned on any minimum principal amount of Restricted Notes being tendered for exchange.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:

WELLS FARGO BANK, N.A.
Corporate Trust Operations

MAC N9303-121
P.O. Box 1517

Minneapolis, MN 55480

In Person by Hand Only:

WELLS FARGO BANK, N.A.
12th Floor - Northstar East Building

Corporate Trust Operations
608 Second Avenue South

Minneapolis, MN 55479

By Regular Mail or Overnight Delivery:

WELLS FARGO BANK, N.A.
Corporate Trust Operations

MAC N9303-121
Sixth & Marquette Avenue

Minneapolis, MN 55479

By Facsimile (for Eligible Institutions only):

(612) 667-6282

Attn. Bondholder Communications

For Information or Confirmation by Telephone:

(800) 344-5128, Option 0

Attn. Bondholder Communications

The exchange agent also acts as trustee under the indenture.

Fees and Expenses

The principal solicitation is being made through DTC by Wells Fargo Bank, National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including registration and filing fees, fees and expenses of compliance with federal securities and state blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursement to our independent registered public accounting firm. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay the estimated cash expenses to be incurred in connection with the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of Restricted Notes in the exchange offer unless you instruct us to register Exchange Notes in the name of, or request that Restricted Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

We will record the Exchange Notes at the same carrying value as the Restricted Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the term of the Exchange Notes are substantially identical to those of the Restricted Notes. The expenses of the exchange offer will be amortized over the terms of the Exchange Notes.

Consequences of Failing to Exchange Restricted Notes

If you do not exchange your Restricted Notes for Exchange Notes in the exchange offer or qualify to elect to have your Restricted Notes registered in a “shelf” registration form, your Restricted Notes will continue to be subject to the provisions of the indenture regarding transfer and exchange of the Restricted Notes and the restrictions on transfer of the Restricted Notes imposed by the Securities Act and state securities law. These transfer restrictions are required because the Restricted Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Restricted Notes may not be offered or sold unless registered under the Securities Act except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Restricted Notes under the Securities Act.

If you do not exchange your Restricted Notes for Exchange Notes in the exchange offer or qualify to elect to have your Restricted Notes registered in a “shelf” registration statement, you will continue to be subject to the limitations applicable to the Restricted Notes as set forth in the indenture, but we will not have any further obligation to you to provide for the exchange and registration of the Restricted Notes under the registration rights agreement other than as set forth above under “— Purpose and Effect.” Therefore, the liquidity of the market for your Restricted Notes could be adversely affected upon completion of the exchange offer if you do not participate in the exchange offer.

Participating Broker-Dealers

Each broker-dealer that receives Exchange Notes for its own account in exchange for Restricted Notes, where such Restricted Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes or the exchange offer. Accordingly, the issuance of the Exchange Notes will not result in any increase in our outstanding indebtedness or change in our capitalization. Any Restricted Notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

RATIO OF EARNINGS TO FIXED CHARGES

Company				Predecessor
Pro Forma (a)	Historical	Pro Forma (a)	Historical	Historical
Three Months Ended April 2, 2011	Three Months Ended April 2, 2011	Fiscal Year Ended January 1, 2011	Six Month Period Ended January 1, 2011	Six Month Period Ended June 26, 2010	Fiscal Year Ended
					January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006
1.37	0.98	1.35	1.06	—	2.49	1.92	1.44	1.36

For purposes of calculating the ratio of earnings to fixed charges, earnings represents the sum of earnings before income taxes and equity in losses of unconsolidated subsidiaries, adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expense, amortization of financing costs and the portion of rental expense which management believes is representative of the interest component of rent expense. For the six month period ended June 26, 2010, our adjusted earnings were insufficient to cover fixed charges, and the deficiency for that period was $48.1 million.

(a)	The pro forma ratio of earnings to fixed charges is calculated as if the June 29, 2010 business combination and related financings, including the $430 million senior notes offered under the indenture and the secured loan agreement refinanced on February 25, 2011, inclusive of a $840 million term loan credit facility, had closed on January 3, 2010 for each of the pro forma periods.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

On June 29, 2010, the Predecessor, merged with and into MFI Acquisition Corporation, with the Company as the surviving entity and MFI Holding as its direct parent. As a result of the merger, GS Capital Partners, THL and the Management Stockholders indirectly own approximately 74%, 21% and 5%, respectively, of the Company.

Under the terms of the merger, all outstanding Predecessor shares and stock options were purchased for approximately $1.675 billion, which amount was financed with (i) approximately $483 million in equity contributions from MFI Holding (including rollover of equity investment in the Predecessor), (ii) borrowings under a new senior secured credit facility, and (iii) the issuance of the Restricted Notes.

The senior secured credit facility consisted of a $75.0 million revolving line of credit (of which approximately $8.0 million was drawn at the close of the transaction) and a $790.0 million term B loan, with Bank of America, N.A., as administrative agent. On February 25, 2011, the Company completed a refinancing of the credit agreement. The amended and restated credit agreement, provides availability up to $915 million and consists of the following:

•

$75 million revolving line of credit, of which $17.5 million matures June 29, 2015 with the remaining $57.5 million maturing February 25, 2016. The loan bears interest at the greater of LIBOR or 1.75%, plus 4.5% margin for Eurodollar loans and the greater of base rate or 2.75%, plus 3.5% margin for base rate loans;

•

$840 million term B loan maturing February 25, 2018, amortizing at 1% per year, and bearing interest at the greater of LIBOR or 1.25%, plus 3% margin for Eurodollar loans and the greater of base rate or 2.25%, plus 2% margin for base rate loans; and

•	incremental term and revolving loans in an aggregate amount not to exceed $200 million, subject to certain conditions.

The $430.0 million aggregate principal amount of Restricted Notes, which mature on July 15, 2018, were issued pursuant to an indenture, dated June 29, 2010, with Wells Fargo Bank, National Association, as Trustee. Interest on the Restricted Notes accrue at a fixed rate of 9.750% per annum and is payable semi-annually in arrears on January 15 and July 15 of each year. The Restricted Notes are general unsecured senior debt obligations that rank equally with all of the Company’s other unsecured and unsubordinated indebtedness, but are effectively junior to its secured indebtedness to the extent of the value of the assets securing that indebtedness, including amounts due under the senior secured credit facility.

For more information regarding the senior secured credit facility or the Restricted Notes, see “Description of Certain Indebtedness — Senior Secured Credit Facilities” and “Description of Notes,” respectively.

The purchase price of $1.675 billion was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. Accounts receivable fair value was determined by taking the contractual amount of the trade receivables of $125.3 million and reducing it by $0.6 million for our estimate of balances that would not be collected and therefore not generate cash flows to the Company. The value of inventory was determined by taking the expected selling price of the inventory based upon current markets and reducing it by the historical selling costs (i.e. transportation, commissions, etc.). The other short term assets and liabilities were valued at the existing carrying values as they represented the fair value of those items at the time of the merger. These allocations were determined by management based on internal studies and in part on an independent valuation of the tangible (property, plant and equipment) and intangible assets of the Company. Identifiable intangible assets valued in the merger were trademarks and customer relationships. Trademarks were valued using the relief-from-royalty method approach and an indefinite life due to long-term use of the trademarks being valued and their importance to the Company’s business. The customer relationship intangibles were valued based on the present value of cash flows from earnings generated by sales to those customers, reduced by required returns on working capital, fixed assets and intangibles. The useful life of 17 years is the weighted average of the estimated lives of foodservice customers (20 years) and retail customers (15 years), both of which were determined by the Company’s actual relationships with customers in those channels. The residual between the acquisition price and the fair values recorded for identifiable assets and liabilities was recorded as goodwill. Due to the nature of the business combination, no significant synergies are expected to result from the merger. The goodwill is attributable to the Company’s industry-leading size, operational scale, product breadth and geographic scope, which make us an important strategic partner to customers across multiple distribution channels and business segments, and allow us to maintain strong market shares in significant segments of our business. In addition, an experienced management team and workforce have allowed us to build a history of consistent sales and EBITDA growth and cash flow generation. The goodwill generated in this transaction will not be deductible for tax purposes.

The allocation of the purchase price was as follows (In thousands):

Cash	$65,184
Receivables	124,715
Inventories	144,386
Other current assets	46,858
Property, plant and equipment	324,475
Goodwill	829,696
Trademarks (indefinite-lived)	111,000
Customer relationships (weighted average useful life of 17 years)	521,000
Other non-current assets	61,087
Accounts payable	(58,671)
Accrued liabilities	(160,537)
Deferred taxes	(289,916)
Other long-term liabilities	(4,873)
Debt assumed	(39,404)

$1,675,000

The following unaudited pro forma condensed consolidated statements of operations have been developed by applying pro forma adjustments to our historical audited condensed consolidated statement of operations for the fiscal year ended January 1, 2011 and the unaudited condensed consolidated statement of operations for the quarter ended April 2, 2011 appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended January 1, 2011 gives effect to the merger, as well as the concurrent borrowings under the senior secured credit facilities and the issuance of the notes, as if such transactions had occurred on January 3, 2010. Additionally, the pro forma condensed consolidated statements of operations for the fiscal year ended January 1, 2011 and the quarter ended April 2, 2011 give effect to the amendment and restatement of the senior secured credit facilities which occurred on February 25, 2011. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated statement of operations. It should be noted that the financial results for the Company’s six month period ended January 1, 2011 already include the effect of the merger and associated financing. Therefore, the adjustments included in the business combination pro forma adjustments column only capture the incremental costs for the first six month period or those costs directly associated with the merger and associated financing.

The unaudited pro forma adjustments are based upon, available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated statement of operations is presented for informational purposes only. The unaudited pro forma condensed consolidated statement of operations does not purport to represent what our results of operations would have been had the merger and associated financing actually occurred on the date indicated, nor do they purport to project our results of operations for any future period. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the information included under the headings “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended January 1, 2011

(In thousands)

	Company Six Months Ended January 1, 2011	Predecessor Six Months Ended June 26, 2010	Business Combination Pro Forma Adjustments		Combined	Amended & Restated Credit Agreement Pro Forma Adjustments		Pro Forma
Net sales	$858,306	$743,995			$1,602,301			$1,602,301
Cost of sales	726,832	612,748	(12,002	)(1)	1,327,578			1,327,578

Gross profit	131,474	131,247	12,002		274,723			274,723
Selling, general and administrative expenses	76,085	102,283	(28,185	)(2)	150,183			150,183
Transaction costs	0	14,730	(14,730	)(3)	0			0

Operating profit	55,389	14,234	54,917		124,540			124,540
Interest expense, net	52,871	30,985	21,165	(4)	105,021	(12,959	)(7)	92,062
Unrealized gain on currency translation	(738)	0			(738)			(738)
Loss on early extinguishment of debt	0	31,238	(31,238	)(5)	0			0

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	3,256	(47,989)	64,990		20,257	12,959		33,216
Income tax expense (benefit)	(249)	(13,765)	23,071	(6)	9,057	4,601	(6)	13,658

Earnings (loss) before equity in losses of unconsolidated subsidiary	3,505	(34,224)	41,919		11,200	8,358		19,558
Equity in losses of unconsolidated subsidiary	228	59			287			287

Net earnings (loss)	$3,277	$(34,283)	$41,919		$10,913	$8,358		$19,271

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the quarter ended April 2, 2011

(in thousands)

	Company Three Months Ended April 2, 2011	Amended & Restated Credit Agreement Pro Forma Adjustments		Pro Forma
Net sales	$417,101			$417,101
Cost of sales	344,488			344,488

Gross profit	72,613			72,613
Selling, general and administrative expenses	45,021	(4,545	)(10)	40,476

Operating profit	27,592	4,545		32,137
Interest expense, net	25,205	(1,542	)(9)	23,663
Unrealized gain on currency translation	(579)			(579)
Loss on early extinguishment of debt	3,527	(3,527	)(8)	—

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	(561)	9,614		9,053
Income tax expense (benefit)	(245)	3,413	(6)	3,168

Earnings (loss) before equity in losses of unconsolidated subsidiary	(316)	6,201		5,885
Equity in losses of unconsolidated subsidiary	119			119

Net earnings (loss)	$(435)	$6,201		$5,766

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended January 1, 2011

(In thousands)

(1)	Adjustments to cost of sales relate to the following:

Incremental depreciation of property, plant and equipment (i)	$5,926
Reduction related to inventory step-up to fair value in the merger and recorded as additional cost during the six months ended January 1, 2011	(17,928)

Total adjustment to cost of sales	$(12,002)

(i)	Reflects the additional depreciation expense resulting from the adjustments of property, plant and equipment to fair values as a result of the merger. Because the depreciation expense recorded on the newly valued assets has already been included in the historical financial statements for the six-month period ended January 1, 2011, the adjustment is for the incremental depreciation of the revalued assets as applied to the Predecessor period of the six months ended June 26, 2010 based upon the actual incremental depreciation taken by the Company on those assets during the last six months of 2010. The depreciable assets value increased $77.5 million, of which $68.8 million was for machinery and equipment and $8.7 million was for buildings and improvements. The revalued machinery and equipment assets were assigned useful lives ranging from 2 to 10 years and the revalued buildings and improvements assets were assigned useful lives ranging from 3 to 25 years.

(2)	Adjustments to selling general and administrative expenses relate to the following:

Incremental amortization of identifiable intangible assets (i)	$7,397
Incremental compensation expense related to the acceleration of options vesting upon change in control (ii)	(35,582)

Total adjustment to selling, general and administrative expense	$(28,185)

(i)	Reflects the adjustments to historical amortization expense to reflect incremental amortization of identifiable intangibles:

New amortization of identifiable intangible assets (a)	$30,800
Less: Historical amortization	(23,403)

Adjustment to amortization	$7,397

(a)	The new amortization represents annual amortization for identifiable intangible assets representing customer relationships of approximately $521 million amortized over a weighted average life of approximately 17 years. The adjustment represents the change in amortization expense resulting from the revaluation of the intangible assets based on the valuation completed in connection with the merger and the elimination of the historical amortization expense.

(ii)	Reflects the $35,582 stock compensation expense recorded by the Predecessor related to the consideration paid to option holders upon the change in control in connection with the merger.

(3)	To reflect the adjustment for the elimination of transaction costs incurred by the Predecessor.

(4)	Represents adjustments to interest expense for the new debt incurred, calculated as follows:

Interest on new senior secured term loan credit facility, borrowings of $790,000 principal amount (i)(ii)	$23,738
Interest on the $430,000 principal amount of senior notes at 9.75% (ii)	20,156
Amortization of $52,300 deferred financing costs arising from the senior secured credit facilities and the issuance of the senior notes (iii)	4,005
Amortization of $17,300 original issue discount on new senior secured credit facilities (iii)	1,483
Less: Historical interest expense (iv)	(28,217)

Total pro forma adjustment of interest expense	$21,165

(i)	Adjustment with respect to interest expense on the new senior secured term loan credit facility reflecting an interest rate of 6.25%, which is comprised of LIBOR (subject to a floor of 1.75%) plus 4.50%. The actual interest rates on the new senior secured credit facilities are variable based upon changes in LIBOR and may vary from those used. A 0.125% change in the variable rate would change aggregate annual pro forma interest expense by approximately $988.
(ii)	Because the interest recorded on the new debt has already been included in the historical financial statements for the six-month period ended January 1, 2011, the adjustment is for the incremental interest expense of the new senior secured term loan credit facility and 9.75% senior notes as applied to the Predecessor period for the six months ended June 26, 2010.
(iii)	Because the amortization of deferred financing and original issue discount recorded on the new deferred financing costs capitalized and original issue discount has already been included in the historical financial statements for the six-month period ended January 1, 2011, the adjustment is for the incremental amortization of the new deferred financing costs capitalized and the discount on the new senior secured term loan credit facility as applied to the Predecessor period for the six months ended June 26, 2010 using the effective interest rate method of amortization for the respective items.
(iv)	The historical interest expense adjustment is the actual amount of interest recorded by the Predecessor in the six-month period ended June 26, 2010 related to its long-term debt extinguished concurrent with the merger.
(5)	Reflect the adjustment for the elimination of expenses incurred and non-cash write-off of deferred financing and original issue discount costs recorded by the Predecessor related to the debt repaid at the time of the merger.
(6)	Income tax adjustment for the business combination pro forma adjustments at the estimated effective tax rate of 35.5%.
(7)	Represents adjustments to interest expense for the amended and restated senior credit facility, calculated as follows:

Interest on amended and restated senior secured term loan credit facility, borrowings of $840,000 principal amount of a term B loan, maturing February 25, 2018, amortizing 1% per year (i)	$35,700
Incremental amortization of deferred financing costs (ii)	716
Less: June 29, 2010 senior secured term loan credit facility interest ($790,000 term B loan reflecting an interest rate of 6.25%)	(49,375)

Net adjustment to interest expense	$(12,959)

(i)	Adjustment with respect to interest expense on the new senior secured term loan credit facility reflecting an interest rate of 4.25%, which is comprised of LIBOR (subject to a floor of 1.25%) plus 3.00%. The actual interest rates on the amended and restated senior secured credit facilities are variable based upon changes in LIBOR and may vary from those used. A 0.125% change in the variable rate would change aggregate annual pro forma interest expense by approximately $1,050.

(ii)	Adjustment with respect to increased amortization of $7,135 new deferred financing costs capitalized in connection with the refinancing of the senior credit facility, offset by a reduction in amortization due to $2,968 of deferred financing costs and original issue discount written off related to lenders who did not participate in the amended and restated credit agreement; each calculated using the effective interest rate method of amortization for the respective items.
(8)	Reflects the adjustment for the elimination of the non-cash write-off of deferred financing and original issue discount costs related to debt holders who did not participate in the February 25, 2011 refinancing.
(9)	Represents adjustments to interest expense for the amended and restated credit facility, calculated as follows:

Interest on amended and restated senior secured term loan credit facility, borrowings of $840,000 principal amount of term B loan, maturing February 25, 2018, amortizing 1% per year (i)	8,925
Incremental amortization of deferred financing costs (ii)	358
Less: Historical interest expense on the respective term B loans outstanding (iii)	(10,825)

Net adjustment to interest expense	$(1,542)

(i)	Adjustment with respect to interest expense on the new senior secured term B loan reflecting an interest rate of 4.25% for the three month period. The actual rate of interest is variable and may vary from that used. A 0.125% change in the variable rate would change aggregate annual pro forma interest expense by approximately $1,050.
(ii)	Adjustment with respect to increased amortization (see item (ii) to footnote (7) for additional information).
(iii)	The historical interest expense on the Company for the respective term B loans outstanding during the period.
(10)	Represents the elimination of third party term B loan refinancing costs expensed by the Company.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth (i) the selected historical consolidated financial data for Michael Foods Group, Inc. for the fiscal three month period ended April 2, 2011 and the fiscal six month period ended January 1, 2011 and (ii) the selected historical consolidated financial data for M-Foods Holdings, Inc. and its subsidiaries (the “Predecessor”) for the fiscal three month period ended April 3, 2010, the fiscal six month period ended June 26, 2010 and the fiscal years ended January 2, 2010, January 3, 2009, December 29, 2007 and December 30, 2006. Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of certain fiscal years will not be exactly comparable to the prior or subsequent fiscal years. Both the fiscal three month periods ended April 2, 2011 and April 3, 2010 contains operating results for thirteen weeks. The fiscal six month period ended January 1, 2011 contains operating results for twenty-seven weeks. The fiscal six month period ended June 26, 2010 contains operating results for twenty-five weeks. The fiscal years ended January 2, 2010, December 29, 2007 and December 30, 2006 contain operating results for 52 weeks. The fiscal year ended January 3, 2009 contains operating results for 53 weeks.

The statement of operations data for the three month period ended April 2, 2011 and the balance sheet data as of April 2, 2011 of the Company and the statement of operations data for the three month period ended April 3, 2010 of the Predecessor were derived from our and the Predecessor’s unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements, as of and for the three month periods ended April 2, 2011 and April 3, 2010, reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows as of and for the periods presented.

The statement of operations data for the six month period ended January 1, 2011 and the balance sheet data as of January 1, 2011 of the Company, and the statement of operations data for the six month period ended June 26, 2010 and years ended January 2, 2010 and January 3, 2009 and the balance sheet data as of January 2, 2010 of the Predecessor were derived from the audited consolidated financial statements, which are included elsewhere in this prospectus. The statement of operations data for the years ended December 29, 2007 and December 30, 2006 and the balance sheet data as of January 3, 2009, December 29, 2007 and December 30, 2006 were derived from the Predecessor’s audited consolidated financial statements not included in this prospectus.

Our historical operating results are not necessarily indicative of future operating results. See “Risk Factors” and the notes to our financial statements. You should read the selected historical consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (for a discussion of the impacts of the merger including the information regarding limitations on comparability to prior periods and prior Michael Foods, Inc. filings with the SEC) and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Company	Predecessor	Company	Predecessor
	Three Months Ended April 2, 2011	Three Months Ended April 3, 2010	Six Month Period Ended January 1, 2011	Six Month Period Ended June 26, 2010	Fiscal Year Ended
					January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006
	(In thousands)
Statement of Operations Data:
Net sales	$417,101	$395,302	$858, 306	$743,995	$1,542,779	$1,804,373	$1,467,762	$1,247,348
Cost of sales	344,488	322,061	726,832	612,748	1,241,613	1,528,420	1,223,416	1,016,832

Gross profit	72,613	73,241	131,474	131,247	301,166	275,953	244,346	230,516
Selling, general and administrative expenses	45,021	34,760	76,085	102,283	145,883	165,938	147,375	133,287
Transaction expenses	0	0	0	14,730	0	0	0	0
Plant closing expenses	0	0	0	0	0	0	1,525	3,139

Operating profit	27,592	38,481	55,389	14,234	155,283	110,015	95,446	94,090
Interest expense, net	25,205	15,429	52,871	30,985	59,184	56,099	65,126	67,437
Unrealized gain on currency translation	(579)	0	(738)	0	0	0	0	0
Loss on early extinguishment of debt	3,527	0	0	31,238	3,237	0	0	0

Earnings before income taxes and equity in losses of unconsolidated subsidiary	(561)	23,052	3,256	(47,989)	92,862	53,916	30,320	26,653
Income tax expense (benefit)	(245)	8,029	(249)	(13,765)	32,690	15,935	10,765	11,989

Earnings before equity in losses of unconsolidated subsidiary	(316)	15,023	3,505	(34,224)	60,172	37,981	19,555	14,664
Equity in losses of unconsolidated subsidiary	119	0	228	59	0	0	0	2,713

Net earnings	$(435)	$15,023	$3,277	$(34,283)	$60,172	$37,981	$19,555	$11,951

Balance Sheet Data (at period end):
Working capital	$169,841		$170,191		$175,760	$162,322	$99,207	$82,663
Total assets	2,138,057		2,164,098		1,307,663	1,299,869	1,275,083	1,265,199
Long-term debt, including current maturities	1,288,749		1,229,182		707,098	748,078	738,598	770,186
Shareholder’s equity	409,452		473,615		326,897	259,499	229,122	206,143

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in forward-looking statements. See “Forward-Looking Statements.”

General

Overview. We are a producer and distributor of egg products to the foodservice, retail and food ingredient markets. We are also a producer and distributor of refrigerated potato products to the foodservice and retail grocery markets. Additionally, we distribute refrigerated food items, primarily cheese and other products sold in the dairy case, to the retail grocery market, predominantly in the central United States. We focus our growth efforts on the specialty sectors within our food categories and strive to be a market leader in product innovation and efficient production. We have a strategic focus on value-added processing of food products, which is designed to capitalize on key food industry trends, such as (i) the desire for improved safety and convenience, (ii) the focus by foodservice operators on reducing labor and waste, and (iii) the long-term trend toward food consumption away from home, which continues to be slowed somewhat by the recent economic conditions. We believe our operational scale, product breadth and geographic scope make us an attractive and important strategic partner for our customers, which include foodservice distributors, major restaurant chains, food ingredient companies and the retail grocery market.

As further discussed in the Notes to the Financial Statements, on June 29, 2010, the Predecessor, merged with and into MFI Acquisition Corporation, and the surviving entity was renamed Michael Foods Group, Inc. The merger was accounted for as a business combination and a new accounting basis was established. Accordingly, the accompanying consolidated financial statements and select financial data are presented for two periods for 2010, Predecessor and Company, which relate to the accounting periods preceding and succeeding the consummation of the merger. The Predecessor and Company periods have been separated by a vertical line in the respective statements and tables to highlight the fact that the financial information for such periods has been prepared under two different historical-cost basis of accounting. The accounting policies followed by us in the preparation of our consolidated financial statements for the Company period are consistent with those of the Predecessor period and are further described below and in the Notes to the Financial Statements. As the successor Company is substantially the same business as the Predecessor with the exception of the purchase accounting impacts described below, management believes that combining the Company and Predecessor periods for the last six months and first six months of 2010, which is a non-GAAP presentation, provides a more meaningful comparison of the 2010 and 2009 results of operations and cash flows when considered with the purchase accounting effects described below.

Also, as discussed in Notes to the Financial Statements, the Predecessor is, collectively, M-Foods Holdings, Inc. and its subsidiaries. The Michael Foods entity that filed reports with the Securities and Exchange Commission prior to the June 29, 2010 merger was Michael Foods, Inc., a direct, wholly-owned subsidiary of M-Foods Holdings, Inc. In general, the Michael Foods, Inc. filings did not include financial information with respect to M-Foods Holdings, Inc. Consequently, certain Predecessor information herein is not directly comparable to information in the Michael Foods, Inc. filings. Prior to the merger, M-Foods Holdings, Inc. liabilities consisted solely of 9.75% discount notes (the fully-accreted balance of which, as of June 26, 2010, was $154.1 million) and M-Foods Holdings, Inc. sole asset was the shares of Michael Foods, Inc.

Acquisitions/Joint Ventures. We have historically focused on making small acquisitions that expand our current product offerings and/or geographic scope and broaden our technological expertise. Effective January 11, 2008, we purchased the assets of Mr. B’s of Abbotsford, Inc. and related entities for $8.7 million. The acquisition of Mr. B’s of Abbotsford, Inc., renamed Abbotsford Farms, Inc. in 2009, a processor of organic and cage-free egg products, expanded our presence in the specialty egg products market. During March 2010, we funded $1.5 million, our 50% share of the initial capital funding of a joint venture, to MFOSI, LLC, a Delaware LLC (“MFOSI”). MFOSI owns 100% of its subsidiary, Lang Fang MK Food Co., a Chinese company, which we expect to begin operations in 2011. We are using the equity method of accounting for this joint venture.

Commodity Risk Management. Our principal exposure to market risks that may adversely affect our results of operations and financial position include changes in future commodity prices and interest rates. We seek to minimize or manage these market risks through normal operating and financing activities and through the use of commodity futures contracts, when appropriate. We do not trade or use instruments with the objective of earning financial gains on commodity prices, nor do we use instruments where there are not underlying exposures. See “— Market Risk — Commodity Risk Management.”

Results of Operations

Purchase Accounting Effects. The June 2010 merger was accounted for using the purchase method of accounting. Accounting for the merger using this method affected our results of operations in certain significant respects. The aggregate merger consideration, including purchase price adjustments, the assumption of liabilities and transaction expenses, of approximately $1.675 billion was allocated to the tangible and intangible assets acquired and liabilities assumed by us, based on their respective fair values as of the date of the acquisition as described further in the Notes to the Financial Statements. The allocation of the purchase price to the assets acquired in the merger resulted in a significant increase in our annual depreciation and amortization expense. In addition, due to the effects of the increased borrowings to finance the merger, our interest expense increased in the periods following the merger. For the six months ended January 1, 2011;

•	We incurred additional depreciation of approximately $5.1 million on the step-up basis of tangible assets, most of which was included within cost of sales,

•	The step-up of our amortizable intangible assets resulted in additional expense of approximately $8 million and was included in selling expense and

•	The purchase accounting adjustment to inventory resulted in a one-time increase in cost of sales of approximately $17.9 million as those products were sold to customers during the period.

Transaction Related Expenses. The June 2010 merger also resulted in significant transaction related expenses. The Predecessor recorded transaction expenses of $14.7 million and recorded $35.6 million of stock compensation in selling, general and administrative expense related to options outstanding as of June 26, 2010, which were reflected in the June 26, 2010 financial statements. The Predecessor also recorded a loss on the early extinguishment of debt of approximately $31.2 million, related to the early repayment of the amounts outstanding under the 2009 credit agreement and the 2003 8% senior subordinated notes and the 2004 9.75% discount notes. Included in the loss on early extinguishment of debt is $20.6 million of non-cash write-off of unamortized deferred financing costs and original issue discount on the May 1, 2009 credit agreement term A and term B loans. MFI Holding also incurred costs related to the merger of approximately $15.4 million, which we paid on their behalf resulting in a dividend to parent during the six-month period ended January 1, 2011. We incurred debt issuance costs of approximately $52.3 million, which have been capitalized in other long-term assets and are being amortized using the effective interest rate method over the term of the credit and senior notes agreements. The new credit agreement entered into to finance the merger was issued at a discount. The original issue discount of $17.3 million is being amortized using the effective interest rate method over the term of the credit agreement.

Several of the commentary items below exclude the impacts of the transaction as described in the paragraphs above by factoring them out of current year expense, resulting in non-GAAP comparisons. We believe this presentation provides a more consistent comparison between the respective periods, as other than those items factored out the operations of the Company and Predecessor has not changed.

Readers are directed to “Note K — Business Segments” for data on the financial results of our business segments for the Company’s six-month period ended January 1, 2011 and the Predecessor’s six-month period ended June 26, 2010. The six-month period ended January 1, 2011 included 27 weeks and the six-month period ended June 26, 2010 included 25 weeks. The years ended January 2, 2010 and January 3, 2009 had 52 weeks and 53 weeks, respectively. The consolidated financial results discussed below include our financial data and the financial data of the Predecessor, M-Foods Holdings, Inc.

The following table summarizes the historical results of our divisional operations and such data as a percentage of total net sales. The information contained in this table should be read in conjunction with “Item 6 — Selected Financial Data” and the consolidated financial statements and related notes included elsewhere in this financial document.

	Company		Predecessor		Company		Predecessor
	Three Months Ended April 2, 2011		Three Months Ended April 3, 2011		Six Months Ended January 1, 2011		Six Months Ended June 26, 2010		Year Ended,
									January 2, 2010		January 3, 2009
	$	%	$	%	$	%	$	%	$	%	$	%
	(In thousands)
Statement of Operations Data:
External net sales:
Egg products division	287,253	68.9	265,686	67.2	566,231	66.0	508,085	68.3	1,046,791	67.9	1,265,641	70.1
Potato products division	30,349	7.3	30,362	7.7	65,040	7.6	57,661	7.8	119,219	7.7	125,059	6.9
Crystal Farms division	99,499	23.9	99,254	25.1	227,035	26.5	178,249	24.0	376,769	24.4	413,673	23.0

Total net sales	417,101	100.0	395,302	100.0	858,306	100.0	743,995	100.0	1,542,779	100.0	1,804,373	100.0
Cost of sales	344,488	82.6	322,061	81.5	726,832	84.7	612,748	82.4	1,241,613	80.5	1,528,420	84.7

Gross profit	72,613	17.4	73,241	18.5	131,474	15.3	131,247	17.6	301,166	19.5	275,953	15.3
Selling, general and administrative expenses	45,021	10.8	34,760	8.8	76,085	8.9	102,283	13.7	145,883	9.5	165,938	9.2
Transaction costs	0	0	0	0	0	0	14,730	2.0	0	0	0	0

Operating profit (loss):
Egg products division	27,737	6.6	36,253	9.2	48,859	5.7	64,303	8.6	133,162	8.6	95,442	5.3
Potato products division	2,791	0.7	(1,853)	(0.5)	3,636	0.4	(7,074)	(1.0)	710	0.0	13,719	0.8
Crystal Farms division	5,321	1.3	7,439	1.9	8,586	1.0	12,272	1.6	34,823	2.3	17,267	0.9
Corporate	(8,257)	(2.0)	(3,358)	(0.8)	(5,692)	(0.7)	(55,267)	(7.4)	(13,412)	(0.9)	(16,413)	(0.9)

Total operating profit	27,592	6.6	38,481	9.7	55,389	6.5	14,234	1.9	155,283	10.1	110,015	6.1

Interest expense, net	25,205	6.0	15,429	3.9	52,871	6.2	30,985	4.2	59,184	3.8	56,099	3.1

Net earnings (loss)	(435)	(0.1)	15,023	3.8	3,277	0.4	(34,283)	(4.6)	60,172	3.9	37,981	2.1

Three Months Ended April 2, 2011 as Compared to Three Months Ended April 3, 2010

Net Sales. Net sales for 2011 increased $21.8 million, or 6%, to $417.1 million from $395.3 million in 2010. The change in net sales primarily reflects the pass-through of higher commodity costs and favorable mix as we continue to focus on higher value-added products. Overall volume decreased approximately 1% primarily as a result of volume declines for Crystal Farms, which was affected by lower levels of promotion and timing of the Easter holiday.

Egg Products Division Net Sales. Egg Products Division external net sales for 2011 increased $21.6 million, or 8%, to $287.3 million from $265.7 million in 2010. Net sales improved over last year due to the continued focus on higher value-added products and the pass-through of higher commodity costs. Volume was flat compared to the prior year.

Potato Products Division Net Sales. Potato Products Division external net sales for 2011 were flat at $30.3 million compared to $30.4 million in 2010. Overall volume decreased 3% predominately in the Retail potato business due to lower levels of promotion and timing of the Easter holiday. The lower levels of promotion and an increase in our base pricing resulted in higher average selling prices offsetting the volume decline.

Crystal Farms Division Net Sales. Crystal Farms Division external net sales for 2011 were flat at $99.5 million compared to $99.3 million in 2010. Unit sales for distributed products (excluding shell eggs) decreased 3% in 2011 due to lower levels of promotion, competitive pressures in the cheese category and timing of the Easter holiday. Higher commodity pricing and lower levels of promotion offset the volume decline.

Gross Profit. Gross profit for 2011 decreased $0.6 million, or 1%, to $72.6 million from $73.2 million in 2010. Our gross profit margin decreased to 17.4% in 2011 as compared to 18.5% in 2010. The lower gross profit margin percentage reflected reduced gross margin contributions from the Egg Products and Crystal Farms divisions. The main drivers in the decline in margins were additional depreciation resulting from the purchase accounting associated with the merger and rising corn, soybean meal, cheese, butter and energy-related costs, which we were unable to fully pass through to our customers on a timely basis.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2011 increased $10.2 million, or 30%, to $45 million from $34.8 million in 2010. The main drivers for the increase were approximately $3.9 million of additional amortization of intangibles in 2011 as a result of the merger and approximately $4.5 million of fees incurred in the refinancing of our credit agreement during 2011.

Operating Profit. Operating profit for 2011 decreased $10.9 million, or 28%, to $27.6 million from $38.5 million in 2010, due to the decreased gross profits discussed above, the impact of the transaction-related charges and the expenses related to the debt refinancing.

Egg Products Division Operating Profit. Egg Products Division operating profit for 2011 decreased $8.5 million, or 23%, to $27.7 million from $36.3 million in 2010. The decrease was mainly a result of the transaction-related items discussed above. Factoring out those items, operating profit was down $2.4 million compared to 2010, primarily due to higher corn, soybean meal and energy-related costs, which we were unable to fully pass-through to our customers on a timely basis.

Potato Products Division Operating Profit. Potato Products Division had a $2.8 million operating profit for 2011 compared to a $1.8 million operating loss in 2010. The results in 2011 were positively impacted by improved operating efficiencies at the new Chaska, Minnesota facility, compared to 2010 when the division’s results were impacted by poor raw-potato quality, plant start-up costs and the inefficiencies of running two plants.

Crystal Farms Division Operating Profit. Crystal Farms Division operating profit for 2011 decreased $2.1 million, or 29%, to $5.3 million from $7.4 million in 2010. The decrease was the result of approximately $0.8 million of transaction-related impacts and rising cheese, butter and energy-related costs, which we were unable to fully pass through to our customers on a timely basis.

Interest Expense. Interest expense was $25.2 million in 2011 compared to $15.4 million the prior year due to the significantly higher outstanding borrowings associated with the merger.

Loss on early extinguishment of debt. In conjunction with the February 25, 2011 refinancing, we incurred costs of $3.5 million related to the extinguishment of debt for those lenders who did not participate in the amended and restated credit agreement.

Unrealized gain on currency translation. We recorded the change in exchange rates impacting an intercompany Canadian currency-denominated note receivable due from our foreign subsidiary, MFI Food Canada, Ltd., during the three months ended April 2, 2011.

Income Taxes. Our effective tax rate on earnings (losses) before income taxes was 43.7% for 2011 compared to 34.8% in 2010. The effective rate was affected by the level of earnings (losses) between periods, the amount of permanent differences between book and taxable income, especially the qualified production activities deduction, which had an approximately 2% lesser impact on the rate in 2011, actual tax expense payable at the state level, which impacted the rate by approximately 5% and by the results in our foreign subsidiary, which impacted the valuation allowance against its deferred tax assets and the effective rate by approximately 1.5%.

Results for the Fiscal Year Ended January 1, 2011 Compared to results for the Year Ended January 2, 2010

Net Sales. Net sales for 2010 increased $59.5 million, or 3.9%. Net sales were $858.3 million for the six-month period ended January 1, 2011 and $744 million for the Predecessor’s six-month period ended June 26, 2010 compared to $1,542.8 million in 2009. The increased net sales reflected volume increases of 2.6%. Increases were seen across all of our business segments and trade channels. Pricing pass-through of higher commodity costs resulted in net sales increases exceeding volume growth.

Egg Products Division Net Sales. The Division’s external net sales for 2010 increased $27.5 million, or 2.6%. The division’s unit sales increased by 2.7% in 2010 compared to 2009. Volume increases in foodservice were favorably impacted by an improved economic environment and new business gains in our higher value-added product categories. Retail volumes increased as a result of expanded distribution. Pricing was relatively flat compared to the prior year.

Potato Products Division Net Sales. The Division’s external net sales for 2010 increased $3.5 million, or 2.9%. The division’s unit sales increased by 4.2% in 2010, as compared to 2009, mainly due to improving economic conditions and comparison to a period that included the negative impact of a voluntarily recall of certain varieties of our retail cut potato products. Pricing was down slightly in 2010 as a result of higher promotional spending in the market place.

Crystal Farms Division Net Sales. The Division’s external net sales for 2010 increased $28.5 million, or 7.6%. This increase was due primarily to pricing actions taken as a result of higher cheese and butter costs, as compared to 2009. Unit sales for distributed products (excluding shell eggs) increased 2% in 2010, primarily reflecting growth in branded cheese as a result of expanded distribution.

Gross Profit. Gross profit for 2010 decreased $38.4 million, or 12.8%. Gross profit was $131.5 million for the six-month period ended January 1, 2011 and $131.2 million for the Predecessor’s six-month period ended June 26, 2010 compared to $301.2 million in 2009. Our gross profit margin decreased to 16.4% in 2010 as compared to 19.5% in 2009. A significant portion of the dollar decline was a result of the acquisition related impacts discussed above (primarily additional depreciation of $5.1 million and the impact of the reversal of inventory step-up as a result of purchase accounting of $17.9 million). In addition to the transaction related items, the lower gross profit also reflected reduced gross margin contributions from the Potato and Crystal Farms divisions. The main drivers in the decline in margins were start-up costs at our new Northern Star Co. potato-processing plant and resulting effects of running two plants during the transition and higher promotional spending combined with rising cheese and butter costs which we were unable to pass-through to our customers on a timely basis in the Crystal Farms Division, which had a record year in 2009.

Selling, General and Administrative Expenses. Selling, general and administrative expenses (“SG&A”) for 2010 increased $32.5 million, or 22%. Selling, general and administrative expense was $76.1 million for the six-month period ended January 1, 2011 and $102.3 million for the Predecessor’s six-month period ended June 26, 2010 compared to $145.9 million in 2009. The 2010 Predecessor period included the approximately $35.6 million of stock compensation and the Company had additional amortization of intangibles resulting from the merger. Factoring out the transaction related impacts, expenses decreased approximately $11.1 million or 7.6% in 2010. Decreases in compensation, legal and sales and marketing costs, including a $5.4 million reduction in marketing expense due to changes in marketing programs recorded in net sales in 2010 compared to selling expense in 2009, drove the change.

Transaction costs. The Predecessor incurred $14.7 million of transaction related costs in 2010.

Operating Profit. Operating profit for 2010 decreased $85.7 million, or 55%. Operating profit was $55.4 million for the six-month period ended January 1, 2011 and $14.2 million for the Predecessor’s six-month period ended June 26, 2010 compared to $155.3 million in 2009, due to the decreased gross profits discussed above and the impact of the transaction-related changes. Factoring out the transaction-related items discussed above in gross profit, SG&A and transaction costs, operating profit would have been approximately $150.9 million, down $4.4 million or 3% on a comparative basis.

Egg Products Division Operating Profit. The Division’s operating profit for 2010 decreased $20 million, or 15%. The decrease was a result of the transaction-related items discussed above. Factoring out those items, of which $28.7 million impacted the Division, operating profit was up $8.7 million, or 6.5% compared to 2009. Higher gross profit resulting from volume growth and the continued focus on selling our customers more convenient, higher margin value-added products drove the growth.

Potato Products Division Operating Profit. The Division incurred an operating loss for 2010 compared to an operating profit in 2009. The results in 2010 were negatively impacted by raw-potato quality, new plant start-up costs and the inefficiencies of running two Northern Star Co. plants during the 2010 period and accelerated depreciation related to our now closed Minneapolis, Minnesota facility.

Crystal Farms Division Operating Profit. The Division’s operating profit for 2010 decreased $13.9 million, or 40%. The decrease was the result of approximately $3.1 million of merger impacts, higher promotional spending and rising cheese and butter costs during 2010 which we were unable to pass-through to our customers on a timely basis and comparison against very strong results in 2009.

Interest Expense. 2010 interest expense increased $24.7 million, or 42%. We had significantly higher outstanding borrowings associated with the merger and slightly higher average interest rates on those borrowings.

Loss on early extinguishment of debt. In conjunction with the merger, the Predecessor incurred costs of $31.2 million related to the extinguishment of its prior debt agreements.

Unrealized gain on currency translation. We recorded the change in exchange rates impacting an intercompany Canadian currency denominated note receivable due from our foreign subsidiary, MFI Food Canada, Ltd. during the six months ended January 1, 2011.

Income Taxes. Our effective tax rate on earnings (losses) before income taxes was (7.7%) for the six-month period ended January 1, 2011 and 28.7% for the Predecessor’s six-month period ended June 26, 2010 compared to 35.2% in 2009. The effective rate was affected by the amount of permanent differences between book and taxable income, including the qualified production activities deduction created by The American Jobs Creation Act of 2004. Additionally, the January 1, 2011 effective rate was impacted by actual tax expense payable at the state level, a change in uncertain tax positions recorded, and by the results in our foreign subsidiary, which impacted the valuation allowance against its deferred tax assets. Also, see Note D to the consolidated financial statements.

Results for the Year Ended January 2, 2010 Compared to results for the Year Ended January 3, 2009

Net Sales. Net sales for 2009 decreased $261.6 million, or 14.5%, to $1,542.8 million from $1,804.4 million in 2008. The decreased net sales reflected volume declines of 6.5% primarily due to volume decreases in foodservice and food ingredient egg products as a result of the economic slowdown and, to a lesser extent, the impact of the Potato Products Division voluntary recall of retail cut potato products and increased competition. Commodity prices have also declined, resulting in net sales reductions exceeding volume reductions. The decrease in sales was also affected by the $19 million of sales associated with the additional 53rd week in 2008.

Egg Products Division Net Sales. The Division’s external net sales for 2009 decreased $218.8 million, or 17%, to $1,046.8 million from $1,265.6 million in 2008. External net sales in 2009 decreased for all of our egg product categories as compared to 2008. Overall, the division’s unit sales decreased by 8% in 2009, as compared to 2008, mainly due to weak economic conditions and increased competition. Pricing decreased in most categories, reflecting lower egg, corn and soybean meal markets as compared to 2008, resulting in lower market-related pricing.

Potato Products Division Net Sales. The Division’s external net sales for 2009 decreased $5.9 million, or 5%, to $119.2 million from $125.1 million in 2008. On February 20, 2009, we voluntarily recalled certain varieties of our retail cut potato products manufactured in early January at our Minneapolis plant. The Potato Products Division, in both the foodservice and retail markets, unit sales were impacted by the voluntary recall. The division’s unit sales decreased 8% in 2009, due to decreased volumes in the foodservice market, reflecting reduced demand due to weak economic conditions, and the February voluntary recall.

Crystal Farms Division Net Sales. The Division’s external net sales for 2009 decreased $36.9 million, or 9%, to $376.8 million from $413.7 million in 2008. This decrease was due primarily to pricing actions taken as a result of lower cheese costs, as compared to 2008 when the market saw significantly higher cheese costs. Branded cheese net sales declined 9% despite volume growth of 2%, year-over-year. Unit sales for distributed products (excluding shell eggs) increased 6% in 2009, primarily reflecting growth in branded and private-label cheese.

Gross Profit. Gross profit for 2009 increased $25.2 million, or 9%, to $301.2 million from $276.0 million in 2008. Our gross profit margin increased to 19.5% in 2009 as compared to 15.3% in 2008. The higher gross profit margin percentage reflected a $16.6 million decrease in depreciation related to plant assets. The plant assets re-valued at the time of our 2003 private equity transaction became fully depreciated by the end of 2008. The gross profit margin increase also reflected improved gross margin contributions from the Crystal Farms Division and the Egg Products Division, as pricing came more in line with costs, as compared to 2008. Offsetting those margin contributions were declines in the Potato Products Division due to increased raw material and manufacturing costs, and the impact of the February 2009 voluntary recall of retail cut potato products.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2009 decreased $20.0 million, or 12%, to $145.9 million from $165.9 million in 2008. The decrease was due primarily to decreases in compensation, depreciation, legal and sales and marketing costs compared to those incurred in 2008, including a $7.6 million reduction in marketing expense due to changes in marketing programs recorded in net sales in 2009 compared to selling expense in 2008.

Operating Profit. Operating profit for 2009 increased $45.3 million, or 41%, to $155.3 million from $110.0 million in 2008, due to the increased gross profits and reduced selling, general and administrative expenses discussed above.

Egg Products Division Operating Profit. The Division’s operating profit for 2009 increased $37.8 million, or 40%, to $133.2 million from $95.4 million in 2008. Operating profits for egg products increased, reflecting our continued focus on moving our customers to more convenient, higher margin value-added products, offset by shell eggs pricing declines coinciding with lower Urner Barry markets and an intense competitive environment.

Potato Products Division Operating Profit. The Division’s operating profit for 2009 decreased $13.0 million, or 95%, to $0.7 million, compared to $13.7 million in 2008. The decrease in operating profit reflected increases in raw material and manufacturing costs, and the costs associated with the February 2009 voluntary recall.

Crystal Farms Division Operating Profit. The Division’s operating profit for 2009 increased $17.5 million, or 102%, to $34.8 million from $17.3 million in 2008. Operating profits improved mainly due to increases in volumes and gross margin for the cheese category, as pricing was more favorably aligned with the lower 2009 cheese costs.

Interest Expense. Net interest expense increased by approximately $3.1 million in 2009 compared to 2008, reflecting lower interest rates during the first four months of 2009 compared to 2008, offset by changing debt levels and higher interest rates coinciding with the financing transaction completed May 1, 2009.

Loss on early extinguishment of debt. In conjunction with the extinguishment of the 2003 term loan B in 2009, we incurred costs of $66,000 and wrote-off $3,171,000 of non-cash deferred financing costs.

Income Taxes. Our effective tax rate on earnings before income taxes was 35.2% for 2009 compared to 29.6% in 2008. The effective rate was impacted by the amount of permanent differences between book and taxable income, including the qualified production activities deduction created by The American Jobs Creation Act of 2004. Additionally, the rate for 2008 was favorably affected by improved results in one of our foreign subsidiaries, impacting the valuation allowance against their deferred tax assets.

Seasonality and Inflation

Our consolidated quarterly operating results are affected by the seasonal fluctuations of our net sales and operating profits. Specifically, shell egg prices typically rise seasonally in the first and fourth quarters of the year due to increased demand during holiday periods. Consequently, net sales in the Egg Products Division may increase in the first and fourth quarters. Generally, the Crystal Farms Division has higher net sales and operating profits in the fourth quarter, coinciding with incremental consumer demand during the holiday season. Operating profits from the Potato Products Division are less seasonal, but tend to be higher in the second half of the year coinciding with the potato harvest and incremental consumer demand.

Generally, other than fluctuations in certain raw material costs, largely related to short-term supply and demand variances, inflation has not been a significant factor in our operations, since we can generally offset the impact of inflation through a combination of productivity gains and price increases over time. However, we had unusual inflationary impacts to our operations at times during the past few years, as we experienced notable inflation for key purchased items such as corn, soybean meal, cheese, natural gas, diesel fuel and packaging materials. The run-up and volatility in these costs over the past three years have made it difficult to pass through all of these costs on a timely basis. Although we have variable pass-through pricing contracts in place with many of our customers, the delay in the reset mechanisms (often 1 to 3 months) impacts the timing of pass-through price increases. In addition, the pricing mechanisms do not always cover the full range of costs increases related to items such as transportation and packaging costs. Due to the significance of the increases resulting from the pass-through items, it is sometimes difficult to pass on these additional costs to customers in a timely manner, which can impact profitability in periods of significant run-ups. However, due to the high percentage of our variable-pricing contracts and the shorter duration of our remaining fixed-price contracts, our pricing tends to catch up and equalize those fluctuations over time. The most significant impact of input cost volatility is the variation in quarterly results that can occur due to the pricing lag.

Liquidity and Capital Resources

Historically, we have financed our liquidity requirements through internally generated funds, bank borrowings and the issuance of other indebtedness. We believe such sources remain viable financing alternatives to meet our anticipated needs. Our investments in acquisitions, joint ventures and capital expenditures have been a significant use of capital. We plan to continue to invest in advanced production facilities to maintain our competitive position.

The Company had cash flow provided by operating activities of $71.3 million in the six-month period ended January 1, 2011. The Predecessor had cash flows provided by operating activities of $43.8 million and $135.3 million for the six-month period ended June 26, 2010 and the year ended January 2, 2010. Reflected in our cash flows used in investing activities is the consideration paid for the merger and capital expenditures for the six months ended January 1, 2011. The investments in capital spending is lower in the six-month period ended January 1, 2011, compared to the Predecessor spending levels as those periods reflect the higher infrastructure and equipment purchases for the new potato products facility. Cash flow provided by financing activities for the six months ended January 1, 2011 reflect the issuance of the term B loan and senior notes to finance the merger and the inflow of funds for the issuance of common stock of MFI Holding Corporation and the subsequent capital contribution down to its wholly owned subsidiary Michael Foods Group, Inc. less the dividend to parent to cover its costs related to the transaction. Cash flows from financing activities for the six months ended June 26, 2010 reflect the prepayment of substantially all of M-Foods Holdings, Inc.’s outstanding debt at the closing of the merger and $6 million of loan proceeds from draws of available funds from a December 2008 variable rate lease and a November 2009 variable rate note for equipment purchases at the new potato products facility in Chaska, Minnesota. Reflected in the comparable 2009 period financing activities is the Michael Foods, Inc. May 1, 2009 refinancing.

As a result of the $1.675 million merger, Michael Foods Group, Inc. entered into a credit agreement, with Bank of America, N.A. as administrative agent, which provided for availability up to $865 million and consisted of $75 million revolving line of credit and $790 million term B loan. On February 25, 2011, the Company completed a refinancing of the credit agreement. The amended and restated credit agreement with Bank of America, N.A. as administrative agent, provides availability up to $915 million and consists of the following:

•

$75 million revolving line of credit of which $17.5 million matures June 29, 2015 with the remaining $57.5 million expiring February 25, 2016. The line bears interest at the greater of LIBOR or 1.75%, plus 4.5% margin for Eurodollar loans and the greater of base rate or 2.75%, plus 3.5% margin for base rate loans;

•

$840 million term B loan maturing February 25, 2018, amortizing at 1% per year, and bearing interest at the greater of LIBOR or 1.25%, plus 3% margin for Eurodollar loans and the greater of base rate or 2.25%, plus 2% margin for base rate loans; the agreement requires us to pay a 1% soft call premium should we prepay the $840 million term B loan within six months of the closing of the amendment and restatement;

•	In addition, the credit agreement permits us to incur incremental term and revolving loans in an aggregate amount not to exceed $200 million, subject to certain conditions.

Also, concurrent with the June 2010 merger, the Company issued $430 million of 9.75% senior notes maturing on July 15, 2018, with Wells Fargo Bank, National Association as Trustee.

The amended and restated credit agreement requires the Company to meet a minimum interest coverage ratio and a maximum leverage ratio. In addition, the credit agreement and the indenture relating to the 9.75% senior notes due 2018, contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in these agreements. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the results of operations, financial position and cash flow. In general, the debt covenants limit discretion in the operation of our businesses. We were in compliance with all of the covenants under the credit agreement and senior notes as of April 2, 2011.

We use adjusted EBITDA as a measurement of our financial results because we believe it is indicative of the relative strength of our operating performance; it is used to determine incentive compensation levels and it is a key measurement contained in the financial covenants of our indebtedness.

The last twelve months adjusted EBITDA (earnings before interest expense, taxes, depreciation, amortization and other adjustments) as calculated under the amended and restated credit agreement follows. The combination of the operations of the Company and Predecessor included in the April 2, 2011 column for the last twelve months results in a non-GAAP presentation of that period. However, because of the nature of the add-back items in the computation of adjusted EBITDA displayed below, we believe the combined amount provides an accurate representation of adjusted EBITDA for that period and is in accordance with the credit agreement definitions.

The following is a calculation of the minimum interest coverage and maximum leverage ratios under the amended and restated credit agreement:

	Twelve Months Ended
	April 2, 2011	April 3, 2010
(Unaudited, In thousands)
Calculation of Interest Coverage Ratio:
Adjusted EBITDA (1)	$226,996	$216,227
Consolidated Interest Charges (2)	93,547	56,139
Interest Coverage Ratio	2.43x	3.85x
Minimum Permitted Interest Coverage Ratio	1.80x	2.25x

Calculation of Leverage Ratio:
Funded Indebtedness (3)	$1,308,188	$727,981
Less: Cash and equivalents	(3,896)	(81,502)

	$1,304,292	$646,479
Adjusted EBITDA (1)	226,996	216,227
Leverage Ratio	5.75x	2.99x
Maximum Permitted Leverage Ratio	7.00x	na

(1)	Adjusted EBITDA (earnings before interest expense, taxes, depreciation, amortization and other adjustments) is defined in the credit agreement as follows:

	Twelve Months Ended
	April 2, 2011	April 3, 2010
	(Unaudited, In thousands)
Net (loss) earnings	$(46,463)	$56,581
Unrealized gain on currency translation (a)	(1,317)	0

Consolidated net (loss) earnings	(47,780)	56,581
Interest expense	93,712	63,028
Income tax expense (benefit)	(22,289)	31,021
Depreciation and amortization	93,118	65,057
Non-cash and stock option compensation	37,238	455
Cash expenses incurred in connection with the transaction	19,226	0
Realized gain upon the disposition of property not in the ordinary course of business	(711)	0
Equity sponsor management fee	2,243	2,186
Non-cash purchase accounting adjustments	17,928	0
Fees and expenses in connection with the exchange of the 9.75% senior notes	50	0
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	603	891
Unrealized gain on swap contracts	(1,106)	(6,451)
Loss attributable to the early extinguishment of indebtedness	34,764	3,171
Other charges	0	288

Adjusted EBITDA, as defined in the credit agreement	$226,996	$216,227

(a)	The unrealized gain on currency translation relates to an intercompany note receivable denominated in Canadian currency and due from our foreign subsidiary, MFI Food Canada, Ltd.

(2)	Consolidated interest charges, as calculated in the credit agreement, were as follows:

	Last Nine Months Ended April 2, 2011	Twelve Months Ended April 3, 2010
	(Unaudited, In thousands)
Gross interest expense	$78,468	$63,447
Minus: Amortization of financing costs	8,308	7,308

Consolidated interest charges	70,160	$56,139

For the period ending April 2, 2011, use nine month period multiplied by four-thirds	1.333

Consolidated interest charges	$93,547

(3)	Funded Indebtedness was as follows:

	April 2, 2011	April 3, 2010
	(Unaudited, In thousands)
Revolving line of credit	$0	$0
Term loans	840,000	378,950
Senior notes	430,000	0
Subordinated notes	0	304,111
Insurance bonds	1,629	2,009
Guarantee obligations (see below)	14,223	16,293
Capital leases	14,016	16,677
Standby letters of credit	350	350
MFI Food Canada, Ltd. note payable	2,270	2,717
Northern Star Co. note payable	5,700	6,874

	$1,308,188	$727,981

Reconciling items to
Long-term debt, including current maturities:
Insurance bonds	$(1,629)	$(2,009)
Guarantee obligations (see below)	(3,441)	(4,110)
Standby letters of credit	(350)	(350)
Original issue discount on term B loan	(14,019)	(10,918)

	(19,439)	(17,387)

Long-term debt, including current maturities	$1,288,749	$710,594

In December 2008, we entered into a $15.6 million variable-rate lease agreement to fund a portion of the equipment purchases at our new potato products facility (see Capital Spending below). The lease agreement matures on December 30, 2014. As of April 2, 2011, the outstanding balance was $12.7 million and had an effective interest rate of 3.84%. On November 25, 2009, we entered into a variable-rate note for up to $7.5 million for additional financing for equipment for the new potato products facility. The $7.5 million note is due November 25, 2014. As of April 2, 2011, the outstanding balance was $5.7 million and had an effective interest rate of 3.66%.

Our ability to make payments on and to refinance our debt, including the senior notes, to fund planned capital expenditures and otherwise satisfy our obligations will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that, based on current levels of operations, we will be able to meet our debt service and other obligations when due. Significant assumptions underlie this belief, including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the senior notes, on or before maturity. We cannot assure our investors that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the senior notes and the credit agreement, may limit our ability to pursue any of these alternatives.

To manage exposure to counterparty credit risk we enter in to agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are members of the lender group providing our credit facility, which management believes further minimizes the risk of non-performance.

Our longer-term planning is focused on growing our sales, earnings and cash flows primarily by focusing on our existing business lines, through expanding product offerings, increasing production capacity for value-added products and broadening customer bases. We believe our financial resources are sufficient to meet the working capital and capital spending necessary to execute our longer-term plans. In executing these plans, we expect to reduce debt over the coming years. However, possible significant acquisition activity could result in us seeking additional financing resources, which we would expect would be available to us if they are sought. At April 2, 2011, we had $75 million of funds available on our revolving line of credit.

On March 3, 2011, the Company used the proceeds from the expansion of the term B loan to pay a cash dividend of $65 million to its parent MFI Midco Corporation, which paid a dividend to its parent MFI Holding Corporation, which subsequently distributed the dividend to its shareholders.

Contractual Obligations

The aggregate maturities of our long-term debt, our lease commitments and our long-term purchase commitments as of April 2, 2011 for the years subsequent to 2010, are as follows:

	Payments Due by Period (In thousands)
Contractual Obligations (3)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt (1)	$1,289,734	$9,655	$23,878	$23,164	$1,233,037
Capital lease obligations	16,133	5,243	10,890	0	0
Operating lease obligations	15,526	5,929	5,349	2,878	1,370
Purchase obligations (2)	1,654,503	323,228	473,341	370,441	487,493
Interest on variable rate debt	257,728	38,832	72,417	71,445	75,034
Interest on fixed rate debt and other	317,562	42,766	85,165	84,608	105,023

Total	$3,551,186	$425,653	$671,040	$552,536	$1,901,957

(1)	Variable and fixed rate debt interest obligations are included elsewhere in the table.
(2)	A substantial portion relates to egg contracts. Estimates of future open market egg prices and feed costs were used to derive these figures. Hence, most of our purchase obligations are subject to notable market price risk.
(3)	The Company does not have any current obligations related to uncertain tax positions under applicable accounting rules. Due to the uncertainty of the nature of its long-term positions, the Company is not able to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time; therefore, the long-term portion of the tax liability of $3.8 million is excluded from the preceding table. See Note D to our consolidated financial statements.

We have entered into substantial purchase obligations to fulfill our egg and potato requirements. We maintain long-term egg procurement contracts with numerous cooperatives and egg producers throughout the Midwestern and Eastern United States and Canada, which supply approximately 65% of our annual external egg requirements. Most of these contracts vary in length from 18 to 120 months. The egg prices are primarily indexed to grain or Urner Barry market indices. Two egg suppliers each provide more than 10% of our annual egg requirements. Based upon the best estimates available to us for grain and egg prices, we project our purchases from our top four contracted egg suppliers under existing contracts will approximate $230.8 million in 2011, $184.7 million in 2012, $169.6 million in 2013, $154.8 million in 2014, and $157.6 million in 2015. The 2011 amount represents approximately 36% of our anticipated total egg requirements for the year. In addition, we have contracts to purchase potatoes that expire in 2011. These contracts will supply approximately 45% of the Potato Products Division’s raw potato needs in 2011. One potato supplier is expected to provide more than 10% of our 2011 potato requirements. Please see our Contractual Obligations chart above for our estimated breakdown of these obligations during the coming year, one to three year, three to five year, and more than five year periods.

Capital Spending

We invested approximately $42.9 million in capital expenditures in 2010, $64.1 million in 2009, and $39.1 million in 2008. For each of these years capital expenditures related to expanding capacity for higher value-added products, maintaining existing production facilities, and replacing tractors and trailers, among other projects. In late 2008, throughout 2009 and into the first half of 2010, a major new project was the replacement of the existing Northern Star potato plant in Minneapolis with a new plant in Chaska, Minnesota. The new building was purchased in December 2008 and converted to a food processing facility that has greater processing efficiencies and capacity than our Minneapolis facility, which has been shut down and is currently for sale. We invested approximately $9.6 million in capital in the three-month period ended April 2, 2011. Capital spending of approximately $50 million is planned for 2011 and is expected to be funded by operating cash flows. We expect these investments to improve manufacturing efficiencies, customer service and product quality.

Debt Guarantees

We have guaranteed, through our Waldbaum subsidiary, the repayment of certain industrial revenue bonds used for the expansion of the wastewater treatment facilities of three municipalities where we have food processing facilities. In May 2007, a $6.0 million bond financing was completed by one of the three municipalities, the City of Wakefield, Nebraska, at an annual interest rate of 8.22%, with such proceeds used for the construction of the wastewater treatment facility. The wastewater treatment facility became operational in early 2008. We are required to pay the principal and interest payments related to these bonds, which mature September 15, 2017. These bonds, along with the original $10.25 million, annual rate of interest of 7.6%, guaranteed in September 2005, are included in current maturities of long-term debt and long-term debt. The remaining principal balance for all guaranteed bonds at April 2, 2011 was approximately $14.2 million.

Insurance

We maintain property, casualty, product liability and other general insurance programs which we expect will have little change in premiums. We have experienced, and expect to continue to experience, rising premiums for our portion of health and dental insurance benefits offered to our employees.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate estimates, including those related to the allowance for doubtful accounts, goodwill and intangible assets, accrued promotion costs, accruals for insurance, accruals for environmental matters, valuation of financial instruments and the income tax provision. We base these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We estimate the uncollectibility of our accounts receivable and record an allowance for uncollectible accounts. In determining the adequacy of the allowance, we analyze the value of our customer’s financial statements, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments as to collectibility based on the information considered and further deterioration of accounts.

Goodwill, Customer Relationships and Other Intangibles

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors which could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the use of acquired assets or our strategy, and significant negative industry or economic trends.

We recognize the excess cost of an acquired entity over the net amount assigned to assets acquired, including intangible assets with indefinite lives, and liabilities assumed, as goodwill. Goodwill and intangible assets with indefinite lives (trademarks) are tested for impairment on an annual basis during the fourth quarter, and between annual tests whenever there is an impairment indicated. Fair values are estimated based on our best assessment of market value compared with the corresponding carrying value of the reporting unit, including goodwill. Impairment losses will be recognized whenever the implied fair value is less then the carrying value of the related asset. Goodwill impairment testing is a two-step process performed at the reporting unit level. The Company’s reporting units represent our operating segments: Egg Products, Potato Products and Crystal Farms. We first measure the fair value of the reporting unit and our estimates of fair value are based on multiples of adjusted EBITDA; we also consider food industry market comparables in determining the estimated multiple. This fair value is then compared with the carrying amount of the unit; the carrying value is based on the assets and liabilities associated with the operations of that reporting unit, including goodwill. If fair value is below the carrying value we will perform the second step of the assessment of the fair value following guidance within the Codification. Each reporting unit’s goodwill was based on the value of the company determined in the June 2010 merger. As of January 1, 2011, none of our business segments or indefinite-lived intangible assets was impaired.

Accrued Promotion Costs

The amount and timing of expense recognition for customer promotion activities involve management judgment related to estimated participation, performance levels, and historical promotion data and trends. The vast majority of year-end liabilities associated with these activities are resolved within the following fiscal year and do not require highly uncertain long-term estimates.

Customer incentive programs include customer rebates, volume discounts and allowance programs. We have contractual arrangements with our customers and utilize agreed-upon discounts to determine the accrued promotion costs related to these customers. In addition, we have contractual arrangements with end-user customers and utilize historical experience to estimate this accrual.

Accruals for Insurance

We are primarily self-insured for our medical and dental liability costs. We maintain high deductible insurance policies for our workers compensation, general liability and automobile liability costs. It is our policy to record our self-insurance liabilities based on claims filed and an estimate of claims incurred but not yet reported. Any projection of losses concerning medical, dental, workers compensation, general liability and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting future rates; including inflation (particularly for medical costs), litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

Accruals for Environmental Matters

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Accruals are adjusted periodically as assessment and remediation efforts progress or when additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties.

Financial Instruments

We are exposed to market risks from changes in commodity prices, which may adversely affect our operating results and financial position. When appropriate, we seek to minimize our risks from commodity price fluctuations through the use of derivative financial instruments, such as commodity purchase contracts which are classified as derivatives along with other instruments relating primarily to corn, soybean meal, cheese and energy related needs. The fair value of these financial instruments is based on estimated amounts which may fluctuate with market conditions.

Income Taxes

Income tax expense involves management judgment as to the ultimate resolution of any tax issues. Historically, our assessments of the ultimate resolution of tax issues have been reasonably accurate. The current open issues are not dissimilar from historical items.

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax bases of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not expected to be realized. We are included in a consolidated federal income tax return with MFI Holding. State income taxes are generally filed on either a combined or separate company basis.

We account for the uncertainty in income taxes in our consolidated financial statements when evaluating our tax positions. The evaluation of a tax position under applicable accounting rules is a two-step process, the first step being recognition. We determine whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. If a tax position does not meet the more-likely-than-not threshold, the benefit of that position is not recognized in our financial statements. The second step is measurement. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority.

Stock-based Compensation

The valuation of stock options is a significant accounting estimate which requires us to use judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate.

As our stock is not publicly traded, we estimate our future stock price volatility using the historical volatility of five publically traded comparative companies in our industry over the expected term of the option. If all other assumptions are held constant, a one percentage point increase in our fiscal 2010 volatility assumption would increase the grant-date fair value of our Class A 2010 option awards by 3%. Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercise and employee termination within the valuation model. An increase in the expected term by one year, leaving all other assumptions constant, would increase the grant date fair value of our Class A 2010 option awards by 10%. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

The assumptions used for the Black-Scholes option-pricing model were as follows:

2010
Risk-free interest rate	1.58%
Expected term (in years)	5
Expected volatility	30.41%
Expected dividends	None

To the extent that actual outcomes differ from our assumptions, we are not required to true up grant-date fair value-based expense to final intrinsic values. However, these differences can impact the classification of cash tax benefits realized upon exercise of stock options.

Recent Accounting Pronouncements

See Note A to the consolidated financial statements for discussion on recent accounting pronouncements.

Market Risk

Commodity Risk Management

The principal market risks to which we are exposed that may adversely affect our results of operations and financial position include changes in future commodity prices. We seek to minimize or manage these market risks through normal operating and financing activities and through the use of commodity contracts, where practicable. We do not trade or use instruments with the objective of earning financial gains on the commodity price fluctuations, nor do we use instruments where there are not underlying exposures.

The primary raw materials used in the production of eggs are corn and soybean meal. We purchase these materials to feed our hens, which produce approximately 26% of our annual egg requirements. Shell and liquid eggs are purchased from third-party suppliers and in the spot market for the remainder of the Egg Products Division’s needs. Eggs, corn and soybean meal are commodities that are subject to significant price fluctuations due to market conditions which, in certain circumstances, can adversely affect the results of our operations.

In order to reduce the impact of changes in commodity prices on our operating results, we have developed a risk management strategy that includes the following elements:

•

We seek to align our procurement and sales volumes by matching the percentage of variable pricing contracts that we have with our customers with the percentage of raw materials procured on a variable basis. This matching of our variable-priced procurement contracts with variable-priced sales contracts provides us with a natural hedge during times of grain and egg market volatility. As part of this effort, we are attempting to transition customers to variable-pricing contracts that are priced off the same index used to purchase shell and liquid eggs, compared to the longer duration fixed-price contracts of the past. Over the past several years, we have transitioned a significant number of our customers to variable-price contracts. This transition has allowed us to regularly adjust our pricing to reflect our current cost structure and it provides the customer with more transparency as to their costs. To the extent that the contracts are based upon grain inputs, we try to cover a majority of the grain needed to supply that volume from either internal egg production or third-party procurement contracts, which are generally priced based upon grain indexes. The goal of this activity is to protect against unexpected increases in grain prices and provides predictability with respect to a portion of future raw materials costs, but there is no assurance that our risk management activities will provide sufficient protection from price fluctuations. Hedging can diminish the opportunity to benefit from the improved margins that would result from an unanticipated decline in grain prices.

•

We attempt to limit our exposure to fixed-price agreements due to the unprecedented volatility in grain costs the past few years. For those customers on fixed-price contracts, we try to limit them to one year in duration and typically hedge the grain costs associated with them to lock in the negotiated margin.

•

We are continuing to transition customers from lower value-added egg products to higher margin, higher value-added specialty products. These products are less sensitive to fluctuations in underlying commodity prices because the raw material component is a smaller percentage of total cost and we generally have the ability to pass through certain cost increases related to our higher value-added egg products to customers.

We analyzed the estimated exposure to market risk associated with corn and soybean meal futures contracts. These futures contracts had a notional value of $21.7 million for open commodity positions at January 1, 2011. Market risk of $2.2 million is estimated as the potential loss in fair value on the open futures contracts resulting from a hypothetical 10% adverse change in commodity prices.

We partially mitigate some of our natural gas requirements for producing our products by fixing the price for a portion of our natural gas usage, when appropriate. At January 1, 2011, we had futures contracts for natural gas to cover approximately 32% of our estimated annual usage for 2011. We also partially mitigate the risk of variability of our transportation-related fuel costs through the use of home heating oil futures contracts. We had no open futures contracts for home heating oil at period end. At January 1, 2011 the notional value of the futures contracts for natural gas was approximately $2.1 million, with a market risk of $0.2 million. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in price.

Additionally, there is market risk with interest rates. Debt obligations under our amended and restated senior secured term loan credit facilities of approximately $840 million carry a variable rate of interest. The interest paid on these obligations will float with changes in LIBOR interest rates. However, the amended and restated senior secured term loan credit facility includes a floor on LIBOR contracts of 1.25%. A change in the interest rate on this debt could impact our earnings. The effect on pretax earnings in the next twelve months resulting from a hypothetical 1% increase to interest rates would approximate $8.4 million to the extent it exceeds our LIBOR floor. At the current rates, a 1% increase would not impact our expense materially as 90 day LIBOR rates are currently running at 0.26%, which adding 1% would place the interest rates just above the current floor of 1.25%.

In January 2011, we entered into futures contracts to fix the variable portion of the interest rate (the 1.75% LIBOR floor at period end) on $250 million of our variable rate debt. The following is a summary of the key contract terms:

Notional Amount	Effective Date	Maturity Date	Fixed Rate
$50 million	November 16, 2012	November 16, 2013	2.73%
$50 million	November 16, 2012	November 16, 2014	3.16%
$150 million	November 16, 2012	May 16, 2015	3.35%

Additional information is provided in notes to the consolidated financial statements.

BUSINESS

General

We are a diversified producer and distributor of food products in three areas — egg products, potato products and cheese and other dairy case products. Our Egg Products Division produces and distributes egg products to the foodservice, retail and food ingredient markets. Our Potato Products Division processes and distributes refrigerated potato products to the foodservice and retail grocery markets in North America. Our Crystal Farms Division markets a broad line of refrigerated grocery products to U. S. retail grocery outlets, including branded and private-label cheese, eggs and egg products, bagels, butter, muffins, potato products and ethnic foods.

We have a strategic focus on value-added processing of food products. The strategy is designed to capitalize on key food industry trends, such as (i) the desire for improved safety and convenience, (ii) the focus by foodservice operators on reducing labor and waste, and (iii) the long-term trend toward food consumption away from home, which continues to be slowed somewhat by the recent economic conditions. We believe our operational scale, product breadth and geographic scope make us an attractive and important strategic partner for our customers.

Egg Products Division

The Egg Products Division, comprised of our wholly owned subsidiaries M. G. Waldbaum Company (“Waldbaum”), Papetti’s Hygrade Egg Products, Inc. (“Papetti’s”), Abbotsford Farms, Inc., and MFI Food Canada Ltd., produces, processes and distributes numerous egg products. Based on management estimates, we believe that our Egg Products Division is the largest processed egg products producer in North America. Our principal value-added egg products are ultrapasteurized, extended shelf-life liquid eggs (“Easy Eggs®” and “Excelle™”), egg white based egg products (“All Whites®” and “Better ‘n Eggs®”), and hardcooked and precooked egg products (“Table Ready®”). Our other egg products include frozen, liquid and dried products that are used as ingredients in other food products, as well as organic and cage free egg products.

Our Egg Products Division distributes its egg products to food processors and foodservice customers primarily throughout North America, with limited international sales in the Far East, South America and Europe. Our extended shelf-life liquid eggs (the largest selling product line within the Egg Products Division) and other egg products are marketed to a wide variety of foodservice and food ingredients customers. The Egg Products Division also is a supplier of egg white-based egg products sold in the U.S. retail and foodservice markets.

In 2010, the Egg Products Division derived approximately 98% of net sales from egg products, with 2% of net sales coming from shell eggs that are sold at retail. Pricing for shell eggs and certain egg products in the United States and Canada reflects levels reported by Urner Barry, a recognized industry publication. Prices of certain higher value-added products, such as precooked, extended shelf-life liquid eggs, low/no cholesterol, natural/organic and cage free eggs, typically are not significantly affected by Urner Barry quoted price levels. Prices for the Egg Products Division’s other products, including short shelf-life liquid, certain dried and frozen products and, particularly, shell eggs, are affected by market prices as reported by Urner Barry. Approximately 68% of the Egg Products Division’s annual net sales come from higher value-added egg products, such as extended shelf-life liquid and precooked products, with the remainder coming from products mainly used in the food ingredients market.

The Egg Products Division’s principal egg processing plants are located in New Jersey, Minnesota, Nebraska, Pennsylvania, Iowa, Wisconsin and Manitoba, Canada. Certain of the Egg Products Division’s facilities are fully integrated from the production and maintenance of laying flocks through the processing of egg products. In 2010, approximately 26% of the Egg Products Division’s egg needs were satisfied by production from our owned hens, with the balance being purchased under third-party egg procurement contracts and in the spot market. The cost of eggs from our owned facilities is largely dependent upon the cost of feed. Additionally, for an increasing portion of eggs purchased under third-party egg procurement contracts, the egg cost is determined by the cost of feed, as the contracts are priced using a formula based upon the underlying feed costs. For eggs purchased in the spot market, the egg cost is determined by normal market forces. Such costs are largely determined by reference to Urner Barry quotations. Historically, feed costs have generally been less volatile than egg market prices, and internally produced eggs generally have been lower in cost than externally sourced eggs. Key feed costs, such as corn and soybean meal, are partially hedged through the use of futures and other purchase contracts. There is no market mechanism for hedging egg prices.

The Egg Products Division has endeavored to moderate the effects of egg market commodity factors through an emphasis on value-added products. In addition, the Egg Products Division attempts to match market-affected egg sourcing with the production of egg products whose selling prices are also market-affected, and cost-affected egg sourcing, to the greatest extent possible, with higher value-added products priced over longer terms, generally 6-12 months. This typically allows the Egg Products Division to realize a modest processing margin on such sales, even though there are notable commodity influences on both egg sourcing costs and egg products pricing, which change frequently. Pricing of shell eggs is also typically affected by seasonal demand related to increased consumption during holiday periods.

Crystal Farms Division

Our Crystal Farms Division markets a wide range of refrigerated grocery products directly to retailers and wholesale warehouses. We believe that the Crystal Farms Division’s strategy of offering quality branded products at a good value relative to national brands has contributed to the Crystal Farms Division’s growth. Crystal Farms cheese is positioned in the “mid-tier” pricing category and is priced below national brands such as Kraft and Sargento and above store brands (private label). The Crystal Farms Division’s distributed refrigerated products, which consist principally of cheese, eggs and egg products, bagels, butter, muffins, potato products and ethnic foods, are supplied by various vendors, or our other divisions, to Crystal Farms’ specifications. Cheese accounted for approximately 69% of the Crystal Farms Division’s 2010 sales. While we do not produce cheese, we operate a cheese packaging facility in Lake Mills, Wisconsin, which processes and packages various cheese products for our Crystal Farms brand cheese business and for various private-label customers.

The Crystal Farms Division has expanded its market area using both company-owned and leased facilities and independent distributors. The Crystal Farms Division’s market area is the United States, with a large customer concentration in the central United States. We sell our products to a large number of retail stores, a majority of which are served via customers’ warehouses. The Crystal Farms Division also maintains a fleet of refrigerated tractor-trailers to deliver products daily to its retail customers from nine distribution centers centrally located in its key marketing areas.

Potato Products Division

Refrigerated potato products are produced and sold by our wholly owned subsidiaries Northern Star Co. (“Northern Star”) and Farm Fresh Foods, Inc. (“Farm Fresh”) to both the foodservice and retail markets. The Potato Products Division’s products consist of shredded hash browns and diced, sliced, mashed and other specialty potato products. In 2010, approximately 51% of the Potato Products Division’s net sales were to the retail market, with the balance to the foodservice market. The Potato Products division sells refrigerated potato products in the United States in the retail grocery market where they are marketed under the Simply Potatoes brand and in the foodservice market, where they are principally marketed under the Northern Star and Farm Fresh brands. Due to their freshness and quality, refrigerated potato products are generally sold at higher price points than frozen or dehydrated potato products. The Potato Products Division’s largest customers include major retail grocery store chains and major foodservice distributors.

The Potato Product’s Division maintains its main processing facility in Minnesota, with a smaller facility located in Nevada. The Potato Product’s Division typically purchases approximately 90% of its annual potato requirements from contract producers. The balance of potato requirements are purchased in the spot market. The

Potato Product’s Division maintains a high percentage of its contracted supply from irrigated fields and also has geographical diversification of its potato sources. However, weather remains an important factor in determining raw potato prices and quality. Variations in the price and/or quality of potatoes can affect the Potato Products Division’s operating results.

Sales, Marketing and Customer Service

Each of our three divisions has developed a marketing strategy that emphasizes high quality products and customer service. An internal sales group at Michael Foods coordinates the foodservice sales of the Egg Products and Potato Products Divisions, primarily for national and regional accounts, and is supported by a centralized order entry and customer service staff. We use a group of foodservice brokers to supplement internal sales efforts. The Egg Products Division also maintains a small sales group that handles certain food ingredient and international egg product sales.

The sales activities related to our nationally branded retail egg and potato products are executed by the Crystal Farms Division’s direct sales personnel and brokers; outside marketing and advertising agencies and consultants are used as needed. The Crystal Farms Division’s internal and external sales personnel obtain orders from retail stores for next-day delivery, and warehouse accounts for delivery usually within 14 days. The Crystal Farms Division’s marketing efforts are primarily focused on in-store, co-op, and select media advertising programs, which are executed with grocers on a market-by-market basis.

Customers

The Egg Products Division has long-standing preferred supplier relationships with many of its customers. Our customers include many of the major broad-line foodservice distributors and national restaurant chains that serve breakfast. As the largest processed egg producer in the industry, we offer our customers a broad product selection, large-scale multi-plant manufacturing capabilities and specialized service. The Egg Products Division’s major customers in each of its market channels include leading foodservice distributors, with Sysco Corporation and U.S. Foodservice each accounting for 12.4% and 10.1%, respectively, of our consolidated 2010 net sales. Some of the Division’s other major customers are national restaurant chains, major retail grocery store chains and major food processors.

The Potato Products Division leverages existing relationships with national foodservice distributor customers of the Egg Products Division, resulting in many of the Potato Products Division’s top customers being long-standing customers of the Egg Products Division. The Division provides foodservice distributors the convenience of centrally sourcing many different types of refrigerated potato and egg products. The Potato Products Division’s largest customers include major foodservice distributors and major retail grocery store chains.

The Crystal Farms Division has customer relationships with large grocery chains that rely on us to deliver a variety of dairy case products in a timely and efficient manner. The Division serves a large number of retail locations, inclusive of stores receiving products through warehouse delivery. SUPERVALU, Walmart and Target Corporation each accounted for 26.4%, 12.7% and 12.1%, respectively, of the Division’s 2010 net sales.

Competition

All aspects of our businesses are extremely competitive. In general, food products are price sensitive and affected by many factors beyond our control, including the economy, changes in consumer tastes, fluctuating input prices, changes in supply due to weather, and production variances.

The egg-processing industry is particularly competitive, due to the large number of national players, the wide variety of product offerings, and the fact that further-processed egg products compete with shell eggs. Cargill Kitchen Solutions, a division of Cargill, Incorporated, is our largest higher value-added egg products competitor. We also compete with other egg products processors, including Sonstegard Foods Company, Rose Acre Farms, Inc., Echo Lake Farm Produce, Rembrandt Enterprises, Inc. and ConAgra Foods, Inc.

Through our Potato Products Division, we were the first company to introduce nationally branded refrigerated potato products in the late 1980s to the United States’ foodservice and retail markets. We believe we are the largest processor and distributor of refrigerated potato products in the U.S. The Potato Products Division’s major retail competitors are Shedd’s Country Crock Side Dishes owned by Hormel Foods Corp., Bob Evans Farms, Inc. and Reser’s Fine Foods, Inc. Other competitors include smaller local and regional processors, including I&K Distributors, Inc. (Yoder’s) and Naturally Potatoes in the foodservice sector. Certain companies, such as Ore-Ida Foods, Inc. (a subsidiary of H. J. Heinz Co.) and Lamb-Weston, Inc. (a subsidiary of ConAgra Foods, Inc.), sell frozen versions of potato products that are sold by the Potato Products Division in refrigerated form.

The Crystal Farms Division competes with the refrigerated products of larger suppliers such as Kraft Foods, Inc., Dairy Farmers of America, Sargento Foods, Inc., and Sorrento Lactalis, Inc. We position Crystal Farms products as an alternative mid-priced brand, operating at price points below national brands and above store (private-label) brands. Crystal Farms’ emphasis on a high level of service and lower-priced branded products has enabled it to compete effectively with larger national-brand companies.

Proprietary Technologies and Trademarks

We use a combination of patent, trademark and trade secrets laws to protect the intellectual property underlying our products. We own patents and have exclusive license agreements for several patents and technologies.

The Egg Products Division maintains numerous trademarks and/or trade names for its products, including “Better ‘n Eggs®,” “All Whites®,” “Papetti’s®,” “Quaker State Farms®,” “Broke N’ Ready®,” “Abbotsford Farms®,” “Inovatech®,” “Excelle™,” “Trilogy™” and “Emulsa®”.” Ultrapasteurized liquid eggs are marketed using the “Easy Eggs®” trade name and hardcooked and precooked egg products are marketed using the “Table Ready®” trade name. Crystal Farms Division products are marketed principally under the “Crystal Farms™” trade name. Other Crystal Farms Division trademarks include “Crescent Valley®,” “Westfield Farms®,” and “David’s Deli®.” Within the Potato Products Division, we market our refrigerated potato products to foodservice customers under a variety of brands, including “Northern Star™” and “Farm Fresh™.” The “Simply Potatoes®” and “Diner’s Choice®” brands are used for retail refrigerated potato products.

Food Safety

We take extensive precautions to ensure the safety of our products. In addition to routine inspections by state and federal regulatory agencies, including continuous United States Department of Agriculture (“USDA”) inspection at many facilities, we have instituted company-wide quality systems that address topics such as supplier control; ingredient, packaging and product specifications; preventive maintenance; pest control and sanitation. Each of our facilities also has in place a hazard analysis critical control points plan that identifies critical pathways for contaminants and mandates control measures that must be used to prevent, eliminate or reduce relevant food-borne hazards. Each of our divisions has also instituted a product recall plan, including lot identifiability and traceability measures that allow us to act quickly to reduce the risk of consumption of any product that we suspect may pose a health issue.

We maintain general liability insurance, including product liability coverage, which we believe to be sufficient to cover potential product liabilities.

We have also implemented the Safe Quality Food (“SQF”) Program at all of our facilities. SQF is a fully integrated food safety and quality management protocol designed specifically for the food sector. The SQF code, based on universally accepted CODEX Alimentarius HACCP Guidelines and the Global Food Safety Initiative

(GFSI) standards, offers a comprehensive methodology to manage food safety and quality simultaneously. SQF certification provides an independent and external validation that a product, process or service complies with international, regulatory and other specified standards. All of our facilities are SQF level III certified, with the exception of the Potato Products Division’s Chaska facility, which is currently SQF level II certified. We expect the Chaska facility will achieve level III certification in the second quarter of 2011.

Government Regulation

All of our divisions are subject to federal, state and local government regulations relating to, quality control, product branding and labeling, waste disposal and other aspects of their operations. Our divisions are also subject to USDA and Food and Drug Administration (“FDA”) regulations regarding quality, labeling and sanitary control. Our Egg Products Division processing plants that break eggs, and some of our other egg-processing operations, are subject to continuous on-site USDA inspection. All of our other processing plants are subject to periodic inspections by the USDA, FDA and/or state regulatory authorities, such as state departments of agriculture. Additionally, following the recent adoption of the Food Safety Modernization Act, the FDA is developing additional regulations focused on prevention of food contamination, more frequent inspection of high-risk facilities, increased record-keeping and improved tracing of contaminated food.

Crystal Farms cheese and butter products are affected by milk price supports established by the USDA. The support price serves as an artificial minimum price for these products, and may not be indicative of prices that would prevail if these supports were abolished.

Environmental Regulation

We are subject to federal and state environmental regulations, including those governing discharges to air and water, the management of hazardous substances, the disposal of solid and hazardous wastes, and the remediation of contamination. Many of our facilities discharge wastewater pursuant to wastewater discharge permits. We dispose of our waste from our internal egg production primarily by transferring it to farmers for use as fertilizer. We dispose of our solid waste from potato processing primarily by transferring it to a processor who converts it to animal feed. We have made, and will continue to make, expenditures to ensure environmental compliance. For example, in early 2008 we completed a new mechanical wastewater treatment facility in Wakefield, Nebraska. Our environmental management and compliance programs are led by our Director of Environmental Engineering. Additionally, we have ongoing relationships with environmental consulting firms, and we use other consultants as may be required. As a result of our efforts, we believe we are currently in material compliance with all environmental regulations and requirements.

Employees

At January 1, 2011, we had 3,799 employees. The Egg Products Division had 2,638 full-time and 244 part-time employees, none of whom are represented by a union. The Potato Products Division employed 273 persons, 197 of whom were represented by the Bakery, Laundry, Allied Sales Drivers and Warehousemen Union, which is affiliated with the Teamsters. The Crystal Farms Division employed 425 persons, none of whom are represented by a union. Our corporate, sales, supply chain logistics and information systems groups collectively had 219 employees. We believe our employee relations to be good.

Properties

Corporate. We maintain leased space for our corporate headquarters in suburban Minneapolis, Minnesota. The space contains the headquarters, financial and administrative service staffs of the Egg Products, Potato Products and Crystal Farms divisions, as well as our customer service, distribution, sales, marketing and information services groups. This lease expires in 2013 and the annual base rent is approximately $1,034,000.

Egg Products Division. The following table summarizes information relating to the primary facilities of our Egg Products Division:

Location	Principal Use	Size (square feet)	Owned/Leased	Lease Expiration	Annual Payments
Abbotsford, Wisconsin	Processing	20,000	Owned	—	—
Elizabeth, New Jersey (a)	Processing	75,000	Leased	2012	$583,000
Elizabeth, New Jersey (a)	Processing	125,000	Leased	2012	911,000
Bloomfield, Nebraska	Processing	80,000	Owned	—	—
Gaylord, Minnesota	Processing	32,000	Owned	—	—
LeSueur, Minnesota	Processing	29,000	Owned	—	—
Wakefield, Nebraska	Processing	380,000	Owned	—	—
Klingerstown, Pennsylvania (b)	Processing and Distribution	158,000	Leased	2017	681,000
Lenox, Iowa	Processing and Distribution	151,000	Owned	—	—
Gaylord, Minnesota	Processing and Distribution	230,000	Owned	—	—
Elizabeth, New Jersey (a)	Distribution	80,000	Leased	2012	648,000
Bloomfield, Nebraska	Egg Production	619,000	Owned	—	—
Wakefield, Nebraska	Egg Production	658,000	Owned	—	—
LeSueur, Minnesota	Egg Production	345,000	Owned	—	—
Gaylord, Minnesota	Egg Production	349,000	Owned	—	—
Gaylord, Minnesota	Pullet Houses	130,000	Owned	—	—
Wakefield, Nebraska	Pullet Houses	432,000	Owned	—	—
Plainview, Nebraska	Pullet Houses	112,000	Owned	—	—
Winnipeg, Manitoba (c)	Processing	102,000	Capital Lease	2012	588,000
Winnipeg, Manitoba (c)	Processing	32,000	Leased	2013	162,000
Mississauga, Ontario (d)	Distribution	8,000	Leased	2011	53,000
Montreal, Quebec (d)	Office space	700	Leased	2011	16,000

(a)	There is a five-year extension available on these leases. We have not signed an extension for the Elizabeth, New Jersey distribution facility and we are currently negotiating on the two processing facilities leases.
(b)	There is a ten-year and a five-year extension available on this lease.
(c)	There are four five-year extensions available on these leases.
(d)	This lease renews annually.

The Egg Products Division also owns or leases, primarily for egg production operations, approximately 1,600 acres of land in Nebraska and Minnesota.

Potato Products Division. The Potato Products Division owns a 230,000 square-foot processing plant located in Chaska, Minnesota. This Division also leases a building in North Las Vegas, Nevada, consisting of approximately 31,000 square feet. This lease was set to expire in 2011, but we recently negotiated an agreement to extend the lease for two additional years to April 25, 2013. The annual payment amount on this lease is approximately $390,000. We have closed our Minneapolis, Minnesota, plant and are marketing the property.

Crystal Farms Division. The Crystal Farms Division leases several small warehouses across the United States. The leases expire at various times through 2012. The annual base rent for all of the leases is approximately $57,000. The Division owns a distribution center near LeSueur, Minnesota, which is approximately 33,000 square feet. The Division also owns and operates an 85,000 square-foot refrigerated warehouse with offices and a 30,000 square-foot cheese packaging facility on a 13-acre site in Lake Mills, Wisconsin.

The total annual lease payments for the facilities described above is approximately $5.1million. The leases have varying length terms ranging from month-to-month to 2017. We believe that our owned and leased facilities, together with budgeted capital projects in each of our three operating divisions, are adequate to meet anticipated requirements for our current lines of business for the foreseeable future. All of our owned property is pledged to secure repayment of our credit agreement.

For additional information on contractual obligations relating to operating leases see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Legal Proceedings

Antitrust claims:    In late 2008 and early 2009, some 22 class-action lawsuits were filed in various federal courts against Michael Foods, Inc. and approximately 20 other defendants (producers of shell eggs, manufacturers of processed egg products, and egg industry organizations) alleging violations of federal and state antitrust laws in connection with the production and sale of shell eggs and processed-egg products. Plaintiffs seek to represent nationwide classes of direct and indirect purchasers, and allege that defendants conspired to reduce the supply of eggs by participating in animal husbandry, egg-export and other programs of various egg-industry associations. In December 2008, the Judicial Panel on Multidistrict Litigation ordered the transfer of all cases to the Eastern District of Pennsylvania for coordinated and/or consolidated pretrial proceedings. We currently have two motions to dismiss pending before the Court: (1) a motion to dismiss the direct-purchaser plaintiffs’ Second Consolidated Amended Complaint against Michael Foods, Inc.; and (2) a motion to dismiss the indirect-purchaser plaintiffs’ Second Consolidated Amended Complaint against Michael Foods, Inc. and subsidiary Papetti’s Hygrade Egg Products, Inc. We are also a party to various other motions, filed by multiple defendants, to dismiss portions of the complaints. Oral arguments on the motions were held in October and November 2010, and decisions from the court are pending.

In late 2010 and early 2011, a number of companies, each of which would be part of the purported class in the antitrust action, brought separate actions against defendants. These “tag-along” cases, brought primarily by various grocery chains, assert essentially the same allegations as the Second Consolidated Amended Complaint in the main action pending before the Eastern District of Pennsylvania. One of the tag-along cases was filed in state court in Kansas; all others were either filed in or transferred to the Eastern District of Pennsylvania where they will be treated as related to the main action. Additionally, defendants are seeking to have the Kansas action transferred to the Eastern District of Pennsylvania.

We received a Civil Investigative Demand (“CID”) issued by the Florida Attorney General on November 17, 2008, regarding an investigation of possible anticompetitive activities “relating to the production and sale of eggs or egg products.” The CID requested information and documents related to the pricing and supply of shell eggs and egg products, as well as our participation in various programs of United Egg Producers. We have fully cooperated with the Florida Attorney General’s Office to date. Further compliance is suspended pending discovery in the civil antitrust litigation referenced above.

Patent infringement claims:    On October 27, 2010, National Pasteurized Eggs, Inc. and National Pasteurized Eggs, LLC (“NPE”) commenced litigation against Michael Foods, Inc. and several of its subsidiaries in U.S. District Court for the Western District of Wisconsin. NPE alleges that our pasteurized shell egg products infringe on patents and trademarks that NPE owns or licenses. NPE seeks unspecified damages, profits from our sales of pasteurized shell eggs, attorney’s fees, and an injunction preventing the Michael Foods defendants from future infringement. We deny NPE’s allegations and are seeking declarations that NPE’s patents are invalid and not infringed, and that NPE’s trademarks are not infringed. Though there has been no quantification of claimed damages, pasteurized shell eggs constitute a very modest portion of sales in the Egg Products Division.

On April 15, 2011, Michael Foods, Inc. commenced litigation against National Pasteurized Eggs, Inc. (“NPE”) in U.S. District Court for the District of Minnesota. We allege that NPE’s production and sale of pasteurized shell eggs infringes three patents, each owned by the University of Missouri and exclusively licensed to Michael Foods, Inc. We seek unspecified damages and injunctive relief preventing NPE from future infringement.

These litigated matters are in their early stages, such that any possible loss cannot be estimated. Accordingly, we cannot predict what impact, if any, these matters and any results from such matters could have on our future results of operations.

Other:    In addition, we are from time to time party to litigation, administrative proceedings and union grievances that arise in the ordinary course of business, and occasionally pay non-material amounts to resolve claims and alleged violations of regulatory requirements. There are no pending “ordinary course” matters that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our operations, financial condition or cash flow.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages and positions are as follows:

Name	Age	Position
James E. Dwyer, Jr.	52	Chief Executive Officer, President and Director
Mark W. Westphal	45	Chief Financial Officer and Senior Vice President
Carolyn V. Wolski	53	Vice President, General Counsel and Secretary
Thomas J. Jagiela	54	Senior Vice President — Operations and Supply Chain
Mark B. Anderson	50	Vice President, General Manager — Retail
Michael A. Elliott	41	Vice President, General Manager — Foodservice
S. Vincent O. Brian	57	Vice President, General Manager — Food Ingredient and International
Adrian M. Jones (1)	47	Chairman of the Board of Directors
Nicole V. Agnew (2)	33	Director
Leo F. Mullin (2)	67	Director
Gregg A. Ostrander (2)	58	Director
Oliver D. Thym (1)	38	Director
Kent R. Weldon (1)	43	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Audit Committee.

James E. Dwyer, Jr. is our Chief Executive Officer and President and was hired into those positions in October 2009. He was elected as a director of Michael Foods, Inc. in December 2009 and became a member of MFI Holding Corporation’s board of directors following the completion of the merger. Previously Mr. Dwyer held various executive positions with Ahold USA, a division of Ahold N.V., from January 2008 through October 2009. He was President of Single Step Consulting, Inc. from October 2006 through December 2007 and was President, Global Bath and Kitchen Products, for American Standard Companies from 2004 through October 2006. Prior to that, Mr. Dwyer was President of Tropicana Products, a division of Pepsico. He began his career at Procter and Gamble and Kraft Foods, Inc.

Mark W. Westphal is our Chief Financial Officer and Senior Vice President, positions held since January 1, 2008. He was Senior Vice President-Finance in 2007. Mr. Westphal has served us in various financial positions within the Company since 1995.

Carolyn V. Wolski is our Vice President, General Counsel and Secretary. Ms. Wolski joined the Company as General Counsel in October 2008 and was elected Secretary and Vice President in 2009. Prior to joining us she was a shareholder in the Minneapolis law firm of Leonard, Street and Deinard, PA. She was with that law firm since 1988.

Thomas J. Jagiela is our Senior Vice President-Operations and Supply Chain, a position held since his hiring in March 2008. From 2005 to 2008 he was Executive Vice President and Chief Operating Officer of Nellson Nutraceutical, Inc. a food co-packer. Previously Mr. Jagiela held various manufacturing-related positions at Pillsbury, Inc. and General Mills, Inc.

Mark B. Anderson is our Vice President and General Manager-Retail, a position he has held since 2002. Mr. Anderson is also the President of the Crystal Farms Division, a position he has held since 2004. From 1995 to 2002, Mr. Anderson held various management positions within the Crystal Farms division.

Michael A. Elliott is our Vice President and General Manager-Foodservice, a position he has held since 2005. Mr. Elliott joined Michael Foods in 1995 and has held various sales positions, most recently as Vice President of Foodservice Sales.

S. Vincent O’Brien is our Vice President — General Manager — Food Ingredient and International, a position he has held since 2005. Mr. O’Brien joined Michael Foods as Vice President and General Manager of Foodservice in 2002. From 1999 to 2001, Mr. O’Brien was President of KBC Trading and Processing Company, a division of ConAgra Foods. From 1994 to 1999, Mr. O’Brien served as Vice President — International, Trading and Processing Division, ConAgra Foods.

Adrian M. Jones became a member of the MFI Holding Corporation’s board of directors following the completion of the merger. Mr. Jones has been with Goldman, Sachs & Co. since 1994 and is a Managing Director in the Merchant Banking Division in New York where he focuses on consumer-related and healthcare investment opportunities and sits on the Global Investment Committee. Mr. Jones is currently a director on the boards of Biomet, Inc., Dollar General Corporation, Education Management Corporation, HealthMarkets, Inc. and Signature Hospital, LLC, and previously served as a director on the boards of Autocam Corporation from 2004 to 2007 and Burger King Holdings, Inc. from 2002 to 2008. Mr. Jones holds an M.B.A. from Harvard Business School, and B.A. from University College, Galway, Ireland. He was chosen as a director based on his experience, particularly his depth of experience with privately-held companies and private-equity financing.

Nicole V. Agnew became a member of the MFI Holding Corporation’s board of directors following the completion of the merger. Ms. Agnew has been with Goldman, Sachs & Co. since 2005; she is a Managing Director of Goldman, Sachs & Co. and is a Vice President in the Merchant Banking Division in New York where she focuses on consumer-related and industrial investment opportunities. Ms. Agnew is currently a director on the board of Sensus Metering Systems. Prior to joining Goldman, Sachs & Company, Ms. Agnew worked from 1999 to 2003 in the investment banking division of Merrill Lynch in New York. Ms. Agnew was chosen as a director based on her interest and experience with consumer-related investments and her knowledge of strategy and financing in mergers and acquisitions.

Leo F. Mullin became a member of the MFI Holding Corporation’s board of directors following the completion of the merger. Mr. Mullin serves as a Senior Advisor, on a part-time basis, to GS Capital Partners, including board service on companies in which GS Capital Partners has invested. Mr. Mullin is a director of the publicly held companies Johnson & Johnson, ACE, Ltd., Education Management Corporation and previously served as a director of BellSouth Corporation from 1998 through 2006. He is Chairman of the Board of Directors of the Juvenile Diabetes Research Foundation. From 1997 to 2004, Mr. Mullin served as the Chief Executive Officer, and from 1999 to 2004, the Chairman, of Delta Airlines. Delta Airlines subsequently filed for bankruptcy protection in September 2005. Mr. Mullin holds M.B.A., M.S., and A.B. degrees from Harvard University. Mr. Mullin was chosen as a director based on his exposure, through his service as Chairman and Chief Executive Officer of one of the nation’s largest airlines, to a broad array of complex business and regulatory issues. Additionally, his long career in the banking industry provides background on organizational and operational management and financial matters.

Gregg A. Ostrander, previously a member of the Michael Foods, Inc. board of directors, became a member of the MFI Holding Corporation’s board of directors following the completion of the merger. Prior to the merger, Mr. Ostrander served as Executive Chairman of our Board, a position held since January 1, 2008. He held the office of Chief Executive Officer from 1994 through 2007 and from April 2009 through October 2009. He was President from 1994 through January 2006 and August 2006 through April 2007. Mr. Ostrander has been a director of Michael Foods since 1994, serving as Chairman from 2001 until the merger. Mr. Ostrander is also a director of Arctic Cat Inc., a recreational vehicle manufacturer, and Carlisle Companies Inc., a construction materials firm. Mr. Ostrander was a director of Birds Eye Foods, Inc., a food company, from 2003 to 2009. Mr. Ostrander was chosen as a director based on his first-hand knowledge of Michael Foods, Inc., including its history and growth dating back over 15 years.

Oliver D. Thym became a member of the MFI Holding board of directors following the completion of the merger. Mr. Thym has been with Goldman, Sachs & Co. since 1999 and is a Managing Director in the Merchant Banking Division in New York where he focuses on consumer-related and healthcare investment opportunities. Mr. Thym is currently a director on the board of Acosta, Inc., CCC Information Services Inc., and Contech Construction Products Holdings, Inc., as well as an observer on several other boards. He holds an M.B.A. from Stanford Graduate School of Business, and a B.A., with distinction, from Cornell University. Mr. Thym was chosen as a director based on his knowledge of financing and his experience in overseeing companies in the Goldman Sachs Capital Partners private-equity portfolio.

Kent R. Weldon, previously a member of the Michael Foods, Inc. board of directors, became a member of the MFI Holding board of directors following the merger. Mr. Weldon has been with THL since 1995 and previously from 1991 to 1993 and is a Managing Director. Mr. Weldon was a director of CC Media Holdings, Inc. from 2008 to 2010, a director of Nortek, Inc. from 2004 to 2009, a director of CMP Susquehanna Corp. and CMP Susquehanna Holdings Corp. from 2006 to 2008, and a director of FairPoint Communications, Inc. from 2000 to 2007. He holds an M.B.A. from Harvard Business School, and a B.A., summa cum laude, from the University of Notre Dame. Mr. Weldon was chosen as a director based on his knowledge of Michael Foods, Inc., as well as his experience with the management of companies in the Thomas H. Lee Partners private-equity portfolio.

Code of Ethics

We have a Business Conduct Policy that applies to all of our employees. We have determined that this policy complies with Item 406 of Regulation S-K. We will provide, without charge, a copy of the Business Conduct Policy to any person who so requests in writing. Written requests may be made to Michael Foods Group, Inc., 301 Carlson Parkway, Suite 400, Minnetonka, Minnesota 55305; Attention: Secretary. Our Internet website at www.michaelfoods.com also contains the Business Conduct Policy.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

The goal of our executive compensation program is to ensure that our executives are compensated effectively in a manner consistent with our strategy and competitive considerations, and based on management’s performance in achieving our corporate goals and objectives. Our executive compensation program is overseen by the compensation committee of our Board of Directors, which is composed of three members. The committee determines the compensation of our executive officers, reviews and approves our incentive, equity and other employee benefit plans and programs, and administers their application to our executive officers. Some aspects of the compensation of our Chief Executive Officer and Chief Financial Officer are determined by their employment agreements with the Company, as further discussed below. The committee generally meets twice yearly.

Compensation Philosophy and Objectives

We believe that the skill, talent, judgment and dedication of our executive officers are critical factors affecting the long-term value of our company. Therefore, our goal is to maintain an executive compensation program that will fairly compensate our executives, attract and retain qualified executives who are able to contribute to our long-term success, induce performance consistent with clearly defined corporate goals and align our executives’ long-term interests with those of our equity holders. Our current executive compensation program is mainly focused on EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in our credit agreement) growth.

Our goal is to provide overall compensation (assuming that targeted levels of performance are achieved) that is at least above the median compensation of comparable companies. The elements of compensation included in any competitive analysis generally are base salaries, annual cash incentive opportunities, and long-term incentives in the form of stock options and direct equity ownership.

Each year, our management provides the compensation committee with historical and prospective breakdowns of the total compensation components for each executive officer. Our decisions regarding compensation for our executive officers are based primarily upon our assessment of each individual’s performance and potential to enhance long-term equity holder value. We rely upon judgment and not upon rigid guidelines or formulas in determining the amount and mix of compensation elements for each executive officer. Factors affecting our judgment include performance compared to goals established for the individual and the Company at the beginning of the year and/or over a multi-year period, the nature and scope of the executive’s responsibilities, and their effectiveness in leading our initiatives to achieve corporate goals.

When we make executive compensation decisions, we review individual performance and corporate performance. The compensation committee measures performance against the specific goals established at the beginning of the fiscal year and determines the overall budget and targeted compensation for our executive officers. Our Chief Executive Officer, as the manager of the members of the executive team, assesses the executives’ individual contributions to our goals, as well as achievement of their individual goals, and makes a recommendation to the compensation committee with respect to any merit increase in salary and stock option grants for each member of the executive team, other than himself. Annual incentive opportunity is set forth at the start of each year, with the actual payment determined upon the relative achievement of our annual EBITDA target, which was $224 million for fiscal year 2010. Incentive payments are formula-driven using a pre-established grid (i.e., percentages over or under the target EBITDA level for the year). The committee has discretion to adjust the formula-derived incentive payments to take into account unusual factors that may have inhibited, or enhanced, achievement of the annual EBITDA target. The compensation committee evaluates, discusses and modifies or approves these recommendations and conducts a similar evaluation of the Chief Executive Officer’s contributions to our corporate goals and achievement of his or her individual goals.

Role of Executive Officers and Compensation Consultants

Our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources support the compensation committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. In addition, the committee has the authority under its charter to engage the services of outside advisors, experts and others to assist it, but has not done so in recent years, other than relative to executive recruitment matters.

Principal Elements of Executive Compensation

Our executive compensation program consists of the three components discussed below. In general, the compensation committee’s determination with regard to one component does not affect its determinations with regard to the other components.

Base Salaries. The minimum annual base salaries of our Chief Executive Officer and Chief Financial Officer are established under employment agreements, as described elsewhere herein. These agreements are negotiated with the compensation committee, but give consideration to the scope of each executive’s responsibilities, taking into account competitive market compensation based on occasional market surveys and salaries paid by comparable companies for similar positions. We conduct performance reviews of our employees, including our executive officers, annually. Based on the performance assessments, and considering changes in salaries provided comparable personnel of companies with whom we compete for management talent, any changes in job duties and responsibilities and our overall financial results, we make adjustments, usually on an annual basis, in base salary rates.

Annual Incentive Compensation. Annual cash incentives for our executive officers are designed to reward performance that furthers profitable growth. In 2010, the compensation committee approved an annual EBITDA target for the year. The annual incentive awards for executive officers are determined on the basis of our relative achievement of this target. Our executive officers participate in our executive officer incentive program which is designed to motivate management to achieve, or exceed, an EBITDA level relatively consistent with our annual operating plan. We do not use any mitigating incentive compensation features (such as claw-backs, bonus banks, or multi-year performance-driven criteria). Our incentive awards are based only on annual EBITDA target achievement and are paid in cash in the following year. Incentive payments for the past fiscal year are made on, or before, March 15th of the subsequent year. Incentive payments for 2010 were made on March 15, 2011.

The compensation committee has at times exercised discretion to increase or reduce the incentive amounts that resulted from the application of the formula in our executive officer incentive plan. While the committee made no such adjustments relative to amounts paid for 2010 performance, it has the authority to do so in the future if it determines that an adjustment would serve our interests and the goals of the executive officer incentive plan.

Long-Term Incentive Compensation. Generally, a significant stock option grant is made in the year when an executive officer commences employment. The Chief Executive Officer makes a recommendation relative to each individual under consideration for a stock option grant, other than for themselves. The size of each grant is generally set at a level that the compensation committee deems appropriate to create a meaningful opportunity for equity ownership based upon past grant guidelines, the individual’s position with us and the individual’s potential for future responsibility and promotion. The relative weight given to each of these factors will vary from individual to individual at the compensation committee’s discretion based upon past grant levels for comparable positions, the individual’s potential to contribute to the growth of the Company’s business, and the individual’s potential for future promotion or to otherwise take on additional management responsibilities, as well as to induce a candidate’s acceptance of a position given the competition for management talent.

When a new executive officer is hired, an option grant will typically be made at the first regularly scheduled meeting of the compensation committee after the officer commences employment or by the committee’s consent resolution. The exercise price of stock options is always equal to the price of our common stock, as determined by a set formula, at the most recent quarter’s end, as there is no public market for our equity.

Subsequent option grants may be made at varying times and in varying amounts at the discretion of the compensation committee based upon the input of the Chief Executive Officer. Historically, they have been made upon the adoption of a new equity incentive plan coinciding with a change in control and then subsequently during our annual performance reviews in January or February. Changes in titles and responsibilities are considered when follow-on options are granted, as are other considerations taken into account in making grants when employment commences. Generally, option awards vest over five years, on a pro rata basis, and the number of shares for which options are awarded be sufficient to provide the recipient with a meaningful incentive to remain in our employment on an on-going basis.

Executives may also be given an opportunity to invest in the Company directly. The level of equity investment opportunity is based upon the executive’s responsibilities and value to us, and his or her perceived ability to enhance equity values over time.

Perquisites

Our executive officers participate in the same group insurance and employee benefit plans as our other employees. The Chief Executive Officer and Chief Financial Officer have their income tax preparation expenses paid by us. Our use of perquisites as an element of compensation is limited and is largely based on our historical practices and policies. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe that they can be used in conjunction with our general compensation program to attract, motivate and retain desirable managers in a competitive environment.

Compensation Table

The following table sets forth information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and each of our three most highly compensated executive officers, referred to as the named executive officers, during 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary	(1) Bonus	(2) Option Awards	(3) Non- Equity Incentive Plan	(4) Change in Pension Value and Non- qualified Deferred Comp- ensation	(5) All Other	Total
James E. Dwyer, Jr. (6)	2010	$750,000	$1,750,000	$2,343,459	$624,975	$0	$5,117	$5,473,551
President and Chief Executive Officer	2009	144,231	250,000	0	144,231	0	0	538,462
	2008	0	0	0	0	0	0	0

Mark W. Westphal	2010	$450,000	$0	$937,385	$345,015	$2,249	$157,556	$1,892,205
Senior Vice President and Chief Financial Officer	2009	311,538	0	0	364,780	4,125	10,721	691,165
	2008	297,692	0	162,081	297,692	3,665	10,280	771,410

Michael A. Elliott	2010	$227,874	$0	$507,752	$131,028	$855	$21,340	$888,849
Vice President and GM— Foodservice	2009	228,865	0	0	161,648	1,568	10,398	402,479
	2008	215,821	0	0	161,865	1,394	9,374	388,454

Mark B. Anderson	2010	$233,022	$0	$429,633	$178,658	$4,688	$11,542	$857,544
Vice President and GM— Retail, President, Crystal Farms	2009	233,380	0	0	219,774	8,596	10,563	472,313
	2008	216,356	0	0	216,356	7,637	9,492	449,842

Thomas J. Jagiela	2010	$290,425	$0	$266,635	$166,995	$0	$79,700	$803,755
Senior Vice President— Operations and Supply Chain	2009	290,442	0	0	205,139	0	11,773	507,354
	2008	222,115	75,000	108,900	166,586	0	311	572,912

(1)	Mr. Dwyer received a bonus upon the consummation of the merger of $1,750,000 and in 2009 a sign-on bonus of $250,000 upon hiring. Mr. Jagiela received a sign-on bonus of $75,000 in 2008 upon hiring.
(2)	Aggregate grant date fair value of options granted. Please see the Grants of Plan-Based Awards and the Outstanding Equity Awards table for detail regarding these stock option grants in 2010. Please also see Note I for assumptions used. The performance vesting Classes B through D options only vest and become exercisable upon a liquidity event as defined in the plan. Assuming a liquidity event with a price per share that is equal to the the return on initial investment threshold, there is no grant date fair value as all exercise prices exceed the threshold level for the perfomance-vesting options.
(3)	Payments for 2010, 2009 and 2008 performance were made in the following March under our incentive plans.
(4)	The amounts in this column reflect amounts recorded by the Predecessor for accounting purposes in connection with the M-Foods Holdings, Inc. 2003 Deferred Compensation Plan, which was terminated June 29, 2010. While an 8% return was recorded on funds contributed to the Deferred Compensation Plan for accounting purposes, the proceeds that the individuals listed in this table actually received were determined based on the amount of distributions to the holders of Class A Units of Michael Foods Investors, LLC. The amounts reflected in this column represent the difference between the 8% recorded return and 5.88%, which percentage is equal to 120% of the 4.9% federal long-term interest rate as of the adoption of the Deferred Compensation Plan.

(5)	Reflects the value of contributions made under the Retirement Savings Plan (a defined contribution plan) and the value of life insurance premiums paid by us. Also, the 2010 amounts for Mr. Westphal, Mr. Elliott and Mr. Jagiela include the value of earnings paid on stock options not factored into the grant date fair value due to acceleration of vesting upon the June 2010 change in control of $147,666, $10,801 and $67,711, respectively.

(6)	James E. Dwyer, Jr. was hired in late October 2009.

Grants of Plan-Based Awards

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Option Grant Date	(1) Number of Securities Underlying Options	Option Exercise Price	Grant Date Fair Value
	Threshold	Target	Maximum
James E. Dwyer, Jr.
Executive Officer Incentive Plan	$46,875	$562,500	$750,000
Time-vesting-Class A				7/30/2010	4,000.32	$1,981.32	$2,343,459
Performance-vesting Class B				7/30/2010	6,984.68	$4,457.97	0
Performance-vesting Class C				7/30/2010	2,982.44	$5,943.96	0
Performance-vesting Class D				7/30/2010	2,232.02	$6,934.62	0

Mark W. Westphal
Executive Officer Incentive Plan	$24,375	$292,500	$450,000
Time-vesting-Class A				7/30/2010	1,600.13	$1,981.32	$937,385
Performance-vesting Class B				7/30/2010	2,793.87	$4,457.97	0
Performance-vesting Class C				7/30/2010	1,192.98	$5,943.96	0
Performance-vesting Class D				7/30/2010	892.81	$6,934.62	0

Michael A. Elliott
Executive Officer Incentive Plan	$12,611	$151,329	$232,814
Time-vesting-Class A				7/30/2010	866.74	$1,981.32	$507,752
Performance-vesting Class B				7/30/2010	1,513.35	$4,457.97	0
Performance-vesting Class C				7/30/2010	646.20	$5,943.96	0
Performance-vesting Class D				7/30/2010	483.60	$6,934.62	0

Mark B. Anderson
Executive Officer Incentive Plan	$13,008	$156,094	$240,144
Time-vesting-Class A				7/30/2010	733.39	$1,981.32	$429,633
Performance-vesting Class B				7/30/2010	1,280.53	$4,457.97	0
Performance-vesting Class C				7/30/2010	546.78	$5,943.96	0
Performance-vesting Class D				7/30/2010	409.20	$6,934.62	0

Thomas J. Jagiela
Executive Staff Incentive Plan	$12,166	$145,988	$224,597
Time-vesting-Class A				7/30/2010	455.15	$1,981.32	$266,635
Performance-vesting Class B				7/30/2010	873.09	$4,457.97	0
Performance-vesting Class C				7/30/2010	372.81	$5,943.96	0
Performance-vesting Class D				7/30/2010	279.00	$6,934.62	0

(1)	Stock options are granted by MFI Holding Corporation, but are accounted for by us. See the discussion below regarding the MFI Holding Corporation 2010 Equity Incentive Plan vesting provisions. In accordance with guidance within ASC 718, the performance-based awards have a grant date fair value of zero based on our valuation conclusion on probable outcome.

Outstanding Equity Awards at January 1, 2011 (1)

	Option Awards (2)
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
James E. Dwyer, Jr.
Time-vesting-Class A	0	4,000.32		$1,981.32	7/30/2020
Performance-vesting Class B	0		6,984.68	$4,457.97	7/30/2020
Performance-vesting Class C	0		2,982.44	$5,943.96	7/30/2020
Performance-vesting Class D	0		2,232.02	$6,934.62	7/30/2020
Mark W. Westphal
Time-vesting-Class A	0	1,600.13		$1,981.32	7/30/2020
Performance-vesting Class B	0		2,793.87	$4,457.97	7/30/2020
Performance-vesting Class C	0		1,192.98	$5,943.96	7/30/2020
Performance-vesting Class D	0		892.81	$6,934.62	7/30/2020
Michael A. Elliott
Time-vesting-Class A	0	866.74		$1,981.32	7/30/2020
Performance-vesting Class B	0		1,513.35	$4,457.97	7/30/2020
Performance-vesting Class C	0		646.20	$5,943.96	7/30/2020
Performance-vesting Class D	0		483.60	$6,934.62	7/30/2020
Mark B. Anderson
Time-vesting-Class A	0	733.39		$1,981.32	7/30/2020
Performance-vesting Class B	0		1,280.53	$4,457.97	7/30/2020
Performance-vesting Class C	0		546.78	$5,943.96	7/30/2020
Performance-vesting Class D	0		409.20	$6,934.62	7/30/2020
Thomas J. Jagiela
Time-vesting-Class A	0	455.15		$1,981.32	7/30/2020
Performance-vesting Class B	0		873.09	$4,457.97	7/30/2020
Performance-vesting Class C	0		372.81	$5,943.96	7/30/2020
Performance-vesting Class D	0		279.00	$6,934.62	7/30/2020

(1)	No stock awards were granted or outstanding in 2010.
(2)	The time-vesting Class A options vest 20% per year beginning on the first anniversary of the grant date. The performance-vesting Classes B through D options only vest upon consummation of a liquidity event as defined in the Plan.

See the discussion below regarding the MFI Holding Corporation 2010 Equity Incentive Plan vesting provisions.

MFI Holding Corporation 2010 Equity Incentive Plan

Effective July 30, 2010, MFI Holding Corporation adopted the MFI Holding Corporation Equity Incentive Plan (the “Plan”) to (a) assist the company and its affiliated companies in recruiting and retaining employees, directors and consultants; (b) provide employees, directors and consultants with an incentive for productivity; and (c) provide employees, directors and consultants with an opportunity to share in the growth and value of the company. The maximum number of shares that may be subject to the Plan is 71,065. At January 1, 2011, there were 12,622 shares remaining available for issuance. Under the form of option agreement used under the Plan, the term of the options commences on the date of grant and expires on the tenth (10th) anniversary of the date of grant unless earlier terminated or cancelled. The exercise price per share purchasable under each option will be determined by the Compensation Committee of the MFI Holding Corporation Board of Directors; provided, however, that such exercise price shall not be less than the fair market value of the share on the date such option is granted. The Plan includes non-qualified time-vesting and performance-vesting options. The accounting and disclosure for the Plan are included in the notes to our financial statements.

The time-vesting options (Class A) have a service condition and vest 20% on the anniversary date of the grant each year for five years, commencing on the 1st anniversary date of the grant. They also include a performance condition which is triggered upon the occurrence of a change in control, at which time the option shall, to the extent not then vested, automatically become fully vested and exercisable. Vested options may be exercised in whole or in part at any time and from time to time during the term by giving written notice of exercise. Upon exercise and execution of a stockholders agreement between MFI Holding Corporation and the grantee, shares will be issued to the grantee. In certain instances, agreed to by the Compensation Committee of the MFI Holding Corporation Board of Directors, payment for exercise and applicable withholding may be made with shares (issued or to be issued as part of the exercise), and such shares to be valued at the fair market value on the date of such exercise. All shares received pursuant to time-vesting nonqualified stock option exercises will be subject to the Company’s Stockholders Agreement, which grants the Company a call right with respect to such shares in the event of termination of the holder’s employment.

The performance-vesting awards (Classes B, C and D) include three classes of options, each granted at differing option strike prices. Each class of performance-vesting options, at the classes’ corresponding option strike price, is treated as if it were a separate option, each which may be exercised individually. The performance-vesting options become vested and exercisable with respect to 100% of the aggregate number of the shares only upon the consummation of a liquidity event as defined in the Plan. For purposes of determining whether a liquidity event has occurred, the applicable return on initial investment threshold is a minimum return of two times. The performance-vesting options are forfeited upon termination of employment.

Predecessor Stock Option and Deferred Compensation Plans

The Predecessor had the 2003 Option Plan and the 2003 Deferred Compensation Plan. In conjunction with the merger on June 29, 2010 payments were made to certain of the named executive officers related to the cancellation of the options awarded under the 2003 Option Plan. Certain of the named executive officers also received a distribution payment of the deferred compensation balance under the 2003 Deferred Compensation Plan.

Predecessor’s Options Awards Exercised in Last Fiscal Year

Name	Shares Acquired upon Exercise	Value Realized (1)
James E. Dwyer, Jr.	0	$0
Mark W. Westphal	918	922,309
Michael A. Elliott	368	460,555
Mark B. Anderson	535	740,591
Thomas J. Jagiela	300	221,752

(1)	Reflects the value of options for shares of the Predecessor canceled in exchange for cash consideration pursuant to the June 2010 merger, based on the purchase price paid for the shares underlying such options pursuant to the terms of the merger.

Predecessor’s Nonqualified Deferred Compensation (1)

For the Six Months Ended June 26, 2010

Name	Executive Contributions	Company Contributions	Aggregate Earnings	Aggregate Withdrawals/ Distributions	Aggregate Balance at June 26, 2010
James E. Dwyer, Jr.	$0	$0	$0	$0	$0
Mark W. Westphal	0	0	6,163	160,145	0
Michael A. Elliott	0	0	2,343	60,895	0
Mark B. Anderson	0	0	12,843	333,735	0
Thomas J. Jagiela	0	0	0	0	0

(1)	The amounts in the aggregate earnings column is the 8% return for 2010 and is higher than the amount included in the summary compensation table which is the amount of return above 5.88%, which is equal to 120% of the 4.9% federal long-term interest rate as of the adoption of the Deferred Compensation Plan. The M-Foods Holdings, Inc. 2003 Deferred Compensation Plan was terminated at the time of the merger and all balances were paid to the plan participants.

Employment Agreements

General Provisions. The employment agreement with James E. Dwyer, Jr. was effective as of June 29, 2010 and provides for automatic one year renewals beginning with the second anniversary of the agreement’s effective date. The Dwyer employment agreement provides that Mr. Dwyer’s employment (i) shall terminate automatically upon his death or disability, (ii) may terminate at the option of the Company with or without cause and (iii) may terminate at the option of Mr. Dwyer. The Dwyer employment agreement provides that Mr. Dwyer will receive an annual base salary of at least $750,000 and he will participate in certain bonus arrangements, long-term incentive plans and employee benefit plans of Michael Foods. For 2010, Mr. Dwyer was eligible to receive up to 100% of his salary as an incentive bonus under the Michael Foods Executive Officers Incentive Plan. Mr. Dwyer is subject to noncompetition and nonsolicitation provision within his employment agreement.

The employment agreement with Mark W. Westphal was effective as of June 29, 2010 and provides for automatic one year renewals beginning with the second anniversary of the agreement’s effective date. The Westphal employment agreement provides that Mr. Westphal’s employment (i) shall terminate automatically upon his death or disability, (ii) may terminate at the option of the Company with or without cause and (iii) may terminate at the option of Mr. Westphal. The Westphal employment agreement provides that Mr. Westphal will receive an annual base salary of at least $450,000 and he will participate in certain bonus arrangements, long-term incentive plans and employee benefit plans of Michael Foods. For 2010, Mr. Westphal was eligible to receive up to 100% of his salary as an incentive bonus under the Michael Foods Executive Officers Incentive Plan. Mr. Westphal is subject to a noncompetition and nonsolicitation provision within his employment agreement.

Termination Provisions. The Dwyer employment agreement provides that if Mr. Dwyer’s employment is terminated by his death or disability, Mr. Dwyer, or his estate or beneficiaries, will receive a payment equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for the months of employment in that year, plus any eligible unpaid other benefits, plus two times the total of Mr. Dwyer’s current annual base salary and target bonus, assuming current base salary of $750,000 the termination payment would be $1,312,500. In addition, Mr. Dwyer will receive any eligible unpaid welfare benefits.

If Mr. Dwyer’s employment is terminated for cause or he terminates without good reason, Mr. Dwyer will receive his annual base salary through the date of termination and other eligible unpaid welfare benefits. If Mr. Dwyer terminates his employment for good reason, which in all of our executive employment agreements includes, among other things, any diminution in position, authority, duties and responsibilities or any requirement to relocate or travel extensively, or if Michael Foods terminates his employment other than for cause, death or disability, Mr. Dwyer will receive a lump sum in an amount equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for the months of employment in that year, plus any eligible unpaid welfare benefits, plus two times the total of Mr. Dwyer’s current annual base salary and target bonus, assuming current base salary of $750,000 the termination payment would be $2,625,000. In addition, Mr. Dwyer will receive for 18 months following the termination date or until such earlier time as Mr. Dwyer becomes eligible to receive comparable benefits, certain medical, dental, and life insurance benefits for himself and his family.

The Westphal employment agreement provides that if Mr. Westphal’s employment is terminated by his death or disability, Mr. Westphal, or his estate or beneficiaries, will receive a payment equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for the months of employment in that year, plus any eligible unpaid other benefits, plus one time the total of Mr. Westphal’s current annual base salary and target bonus, assuming current base salary of $450,000 the termination payment would be $742,500. In addition, Mr. Westphal will receive for one year following the termination date or until such earlier time as Mr. Westphal becomes eligible to receive comparable benefits, certain medical, dental, and life insurance benefits for himself and his family.

If Mr. Westphal’s employment is terminated for cause or he terminates without good reason, Mr. Westphal will receive his annual base salary through the date of termination and other benefits not yet paid under any plan, program, policy, contract or agreement with or practice of Michael Foods. If Mr. Westphal terminates his employment for good reason or if Michael Foods terminates his employment other than for cause, death or disability, Mr. Westphal will receive a lump sum in an amount equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for the months of employment in that year, plus any eligible unpaid other benefits, plus one time the total of Mr. Westphal’s current annual base salary and target bonus, assuming current base salary of $450,000 the termination payment would be $742,500. In addition, Mr. Westphal will receive for one year following the termination date or until such earlier time as Mr. Westphal becomes eligible to receive comparable benefits, certain medical, dental, and life insurance benefits for himself and his family.

Ms. Wolski has a letter agreement that provides for, among other employment-related matters, her receiving one year’s annual salary, an incentive payment equal to 50% of her annual salary, as appropriately prorated, and a lump sum equal to 12 months of health benefits should she leave our employment under certain circumstances following a change-in-control, if such change-in-control occurs within 36 months of her hiring date.

The MFI Holding Corporation 2010 Equity Incentive Plan has change in control provisions under which named executive officers may, under certain circumstances, receive payment in an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in a change in control transaction over the exercise price of the option. Also, terminated employees forfeit all performance-vesting Class B through D options.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee are Adrian Jones, Oliver Thyme, and Kent Weldon. The compensation arrangements for our Chief Executive Officer and our Chief Financial Officer were established pursuant to the terms of the respective employment agreements between us and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of Goldman Sachs and each executive officer. No compensation committee interlock relationships existed in 2010.

Incentive Plans

Each of the named executive officers is a participant in the Michael Foods Executive Officers Incentive Plan or the Michael Foods, Inc. Executive Staff Incentive Plan, which provide for cash bonuses of up to 100% of base salary, subject to our achieving certain financial performance objectives in any given fiscal year. The target goals set forth in these incentive plans change from year to year and are determined by our compensation committee.

Director Compensation

All members of our Board of Directors are reimbursed for their usual and customary expenses incurred in connection with attending all Board and other committee meetings. Members of the Board of Directors, who are also our employees or employees of Goldman Sachs or Thomas H. Lee Partners, L.P., do not receive remuneration for serving as members of the board. Our non-employee outside directors, who are not employees of Goldman Sachs or Thomas H. Lee Partners, L.P., receive quarterly retainer of $16,250.

Directors’ fees and travel and reimbursed meeting expenses incurred by us in 2010 totaled $73,682. The fees earned or paid in cash by us to non-employee outside directors for service as directors for the six months ended January 1, 2011 were as follows:

Name	Fees Earned or Paid in Cash	Other Compensation	Total
Mr. Mullin	$32,500	$0	$32,500
Mr. Ostrander	32,500	0	32,500
Mr. Jones	0	0	0
Ms. Agnew	0	0	0
Mr. Thyme	0	0	0
Mr. Weldon	0	0	0

PRINCIPAL STOCKHOLDERS

All of our issued and outstanding capital stock is held by Parent and all of the issued and outstanding capital stock of Parent is owned by MFI Holding. GS Capital Partners and certain of its affiliated funds and THL and certain of its affiliated funds own approximately 74% and 21%, respectively, of MFI Holding’s issued and outstanding common stock. In addition, certain members of our management own approximately 5% of the equity of MFI Holding.

All members of MFI Holding’s board of directors affiliated with the Sponsors may be deemed to beneficially own shares owned by such entities or their associated investment funds. Each such individual disclaims beneficial ownership of any such shares in which such individual does not have a pecuniary interest.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the consummation of the merger, MFI Holding entered into one or more stockholders agreements and a registration rights agreement with the Sponsors and certain of their affiliates. These arrangements contain agreements among MFI Holding, the Sponsors and the Management Stockholders with respect to election of directors, participation rights in equity offerings, rights and restrictions relating to the issuance or transfer of shares, including tag-along rights and drag-along rights, registration rights, information rights and other special corporate governance provisions. MFI Holding also entered into a management agreement with certain affiliates of the Sponsors, as described below.

GS Capital Partners VI, L.P.

Pursuant to the terms of the Stockholders Agreement (as defined below), GS Capital Partners has the right to appoint four members to the board of directors of MFI Holding, our indirect parent. An affiliate of GS Capital Partners is also entitled to receive an on-going management fee pursuant to the management agreement, as described below.

GS Capital Partners and other private equity funds affiliated with Goldman, Sachs & Co. own approximately 74% of the common stock of MFI Holding. In addition, under the registration rights agreement, we agreed to file a “market-making” prospectus in order to allow Goldman, Sachs & Co. to engage in market-making activities for the notes. Goldman Sachs & Co. served as an initial purchaser in the initial offering of the Restricted Notes. Goldman Sachs Lending Partners LLC, an affiliate of GS Capital Partners and its related investment funds, served as the joint lead arranger, joint book runner, syndication agent and a lender under our senior secured credit facilities. In addition, Goldman, Sachs & Co., Goldman Sachs Lending Partners LLC and their affiliates may in the future engage in commercial banking, investment banking or other financial advisory transactions with us and our affiliates.

Thomas H. Lee Partners, L.P.

Pursuant to the terms of the Stockholders Agreement, as described below, THL has the right to appoint one member to MFI Holding’s board of directors. An affiliate of THL is also entitled to receive an on-going management fee pursuant to the management agreement, as described below. THL and its related entities own approximately 21% of the common stock of MFI Holding.

Contribution Agreements and Subscription Agreements

The outstanding shares of common stock of MFI Holding were issued to the GSCP Parties, the THL Parties, and the Management Stockholders pursuant to Contribution Agreements and Subscription Agreements. The THL Parties and MFI Holding are party to a Contribution Agreement dated May 20, 2010. The GSCP Parties and MFI Holding are party to a Subscription Agreement dated June 29, 2010. Each member of Management Stockholders is party to a Management Contribution Agreement and/or a Management Subscription Agreement with MFI Holding, each dated June 29, 2010. Pursuant to the Contribution Agreements, on June 29, 2010, the THL Parties and certain of the Management Stockholders rolled-over all or a portion of their investment in the Predecessor by contributing shares of the Predecessor to MFI Holding in exchange for shares of common stock of MFI Holding, valued at $1,981.3193 per share. Pursuant to the Subscription Agreements, on June 29, 2010, the GSCP Parties and certain of the Management Stockholders subscribed for shares of common stock of MFI Holding for a cash purchase price of $1,981.3193 per share. Each of the Contribution Agreements and Subscription Agreements contain typical issuer and stockholder representations and warranties.

Stockholders Agreement

MFI Holding, the GSCP Parties, the THL Parties, and the Management Stockholders are party to a stockholders agreement (the “Stockholders Agreement”), dated June 29, 2010. The Stockholders Agreement contains agreements with respect to election of directors, participation rights in equity offerings, rights and restrictions relating to the issuance or transfer of shares, including tag-along rights and bring-along rights, and other corporate governance provisions.

Pursuant to the terms of the Stockholders Agreement, subject to certain provisions regarding the termination of all or a portion of such rights as a result of transfer of shares to third parties, a GSCP Party has the right to appoint four members to MFI Holding’s board of directors and THL has the right to appoint one member to MFI Holding’s board of directors. Additionally, for long as James Dwyer shall serve as Chief Executive Officer of MFI Holding, he shall be designated as a member of MFI Holding’s board of directors. Subject to certain rights and conditions, all stockholders party to the Stockholders Agreement are required to vote their shares to elect or remove directors as designated pursuant to the Stockholders Agreement.

The Stockholders Agreement, subject to certain exceptions, imposes restrictions on the transfer of capital stock of MFI Holding, including (other than pursuant to the exercise of drag-along rights as described below and transfers to affiliates) transfers of capital stock of MFI Holding by the GSCP Parties and/or the THL Parties to a third party prior to June 29, 2013 that require the prior approval of the other Sponsor. Subject to certain exceptions, Management Stockholders may not transfer their stock without the consent of the Sponsors holding a majority of the stock held by the Sponsors. Subject to certain exceptions, transfers are required to comply with the right of first offer and tag along provisions set forth in the Stockholders Agreement. Following the earlier of June 29, 2013 or the approval of the other Sponsor, a Sponsor or Sponsors holding more than fifty percent of the stock of MFI Holding have “drag-along” rights to require the other stockholders to participate in a proposed sale of stock to a third party that would result in a change of control transaction. With respect to the stock held by each Management Stockholder, the Stockholder Agreement provides MFI Holding a call right in connection with the termination of such employee’s service to the company. Stockholders a party to the agreement also have pro rata preemptive rights with respect to certain equity issuances by MFI Holding. Finally, subject to certain rights and conditions, the prior written consent of the THL Parties is required to approve certain corporate matters.

Registration Rights Agreement

On June 29, 2010, MFI Holding entered into a registration rights agreement (the “Equity Registration Rights Agreement”) with the GSCP Parties, the THL Parties and the Management Stockholders, pursuant to which the holders of shares of common stock of MFI Holding are entitled to certain rights with respect to the registration of such shares under the Securities Act. The shares of common stock of MFI Holding held at any time by the parties to the Equity Registration Rights Agreement are referred to as “Registrable Securities.” Subject to the terms and conditions of the Equity Registration Rights Agreement, following the initial public offering of common stock or other equity securities of MFI Holding or any of its subsidiaries, each of the GSCP Parties and the THL Parties will be entitled to make demands for registration under the Securities Act of the resale of all or any portion of the Registrable Securities held by it and its respective affiliates, including the right to make demands for registration on Form S-3 if available to MFI Holding, provided that MFI Holding will not be required to effect more than one demand registration requested by the THL Parties in any twelve-month period. Subject to certain exceptions, each holder of Registrable Securities will be entitled to participate in, or “piggyback” on, registrations of shares of MFI Holding’s capital stock for sale by MFI Holding or any other stockholder. These registration rights are subject to conditions and limitations, including a minimum size requirement on any demand registration, the right of underwriters to limit the number of shares to be included in a registration and MFI Holding’s right to delay or withdraw a registration statement under specified circumstances. MFI Holding has agreed to indemnify the holders of Registrable Securities with respect to certain liabilities under the securities laws in connection with registrations pursuant to the Equity Registration Rights Agreement.

Management Agreement

Pursuant to the management agreement entered into on June 29, 2010 in connection with the merger transactions, Goldman, Sachs & Co. and THL Managers V, LLC (together, the “managers”) render to Michael

Foods and each of its subsidiaries, certain management, consulting, financial and strategic advisory services. In consideration of those services, we pay to the managers quarterly an aggregate per annum management fee equal to the greater of:

•	$2,250,000; or

•	An amount equal to 1.0% of our consolidated earnings before interest, taxes, depreciation and amortization for that fiscal year, but before deduction of any such fee.

We also indemnify the managers and their affiliates from and against all losses, claims, damages and liabilities arising out of, or related to, the performance by them of the services pursuant to the management agreement and reimburse such parties for reasonable out-of-pocket expenses incurred in connection with performing such services.

On June 29, 2010 MFI Holding paid the managers a one-time transaction fee in connections with the merger in an aggregate amount equal to $16,750,000. We will also pay to the managers a 1% transaction fee (based on the total value of the transaction) in connection with certain transactions during the term of the management agreement, including acquisitions, sales or dispositions of assets or equity interests or similar transactions involving the Company or any of its subsidiaries.

The Predecessor had a similar management agreement with THL Managers V, LLC where they paid an annual (which was pro rated for the pre-merger portion of fiscal year 2010) minimum of $1.5 million or 1% of adjusted EBITDA.

Employment Agreements

We have entered into employment agreements with each of Messrs. Dwyer and Westphal, as well as a letter agreement with Ms. Wolski. For more information regarding these agreements, see “Executive and Director Compensation — Employment Agreements.”

Indemnification Agreements

On June 29, 2010, in connection with the merger transactions, MFI Holding entered into indemnification agreements with each of our directors. These agreements, among other things, will require us to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies and Procedures for Reviewing Related Party Transactions

The Company and the Guarantors have not adopted any written policies or procedures governing the review, approval or ratification of related party transactions. However, our Board of Directors reviews, approves or ratifies, when necessary, all transactions with related parties. We did not enter into any new related party transactions during 2010 other than merger and related agreements (including the Management Agreement).

DESCRIPTION OF CERTAIN INDEBTEDNESS

In addition to the notes, we have the following outstanding indebtedness:

Senior Secured Credit Facilities

General

On February 25, 2011, we completed the refinancing of our secured loan agreement entered into on June 29, 2010, with Banc of America Securities LLC, Goldman Sachs Lending Partners LLC and Barclays Capital, the investment banking division of Barclays Bank PLC which acted as joint lead arrangers and bookrunners and in other capacities, among others. The amended and restated senior secured first lien credit facilities consists of:

•	a $840 million senior secured term loan credit facility (“Term Loan”) with a maturity date of February 25, 2018; and

•

a $75 million senior secured revolving credit facility (“Revolver”) of which $17.5 million matures June 29, 2015 with the remaining $57.5 million expiring February 25, 2016. The Revolver includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

In addition, our senior secured credit facilities permit us to incur incremental term and revolving loans under these facilities in an aggregate amount not to exceed $200 million. Incurrence of such incremental indebtedness and the senior secured credit facilities is subject to, among other things, our pro forma compliance with a senior secured leverage ratio. As of the date of this prospectus, we have no commitments from any lender to provide incremental loans.

Interest Rate and Fees

The interest rates per annum applicable to loans under our senior secured credit facilities are, at our option, equal to either an alternate base rate or an adjusted LIBOR rate for a one-, two-, three-, or six-month interest period, or a nine- or twelve-month period if available from all relevant affected lenders, in each case plus an applicable margin (in the case of the Term Loan, such applicable margin to vary with our total leverage ratio). The alternate base rate is the higher of (i) the interest rate announced by Bank of America, N.A. as its prime rate in effect at its principal office in New York City, (ii) the Federal Funds Effective Rate, plus 0.50%, (iii) the adjusted LIBOR rate plus 1.00% and (iv) 2.75%. The adjusted LIBOR rate is the higher of (i) the rate for eurodollar deposits determined by reference to the LIBOR01 Page published by Reuters or (ii) 1.75% in the case of the Revolver and 1.25% in the case of the Term Loan, adjusted for statutory reserve requirements for eurocurrency liabilities. Currently, our borrowings under the Term Loan bear interest at a rate equal to the adjusted LIBOR rate (subject to a floor of 1.25%) plus 3.00%, while the Revolver bears interest at a rate equal to the adjusted LIBOR rate (subject to a floor of 1.75%) plus 4.50%.

We are required to pay a commitment fee to the lenders under the senior secured revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.75% per annum (subject to reduction upon attainment of certain leverage ratios). We will are also required to pay customary letter of credit and agency fees.

Prepayments

Our senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•

100% of our total net cash proceeds of all non-ordinary course asset sales by us, Parent and certain subsidiaries and casualty and condemnation events, if we do not reinvest those proceeds in assets useful to our business or make certain other permitted investments within 365 days (or, if we are have contractually committed to reinvest such proceeds within 365 days, within 485 days);

•	100% of net cash proceeds from issuances or incurrences of debt by us and certain subsidiaries, subject to certain exceptions; and

•

commencing with the fiscal year ending on or about December 31, 2011, 50% (which percentage may be reduced to 25% and zero upon the achievement of specified total leverage ratios of excess cash flow (as defined in the amended and restated credit agreement), less the amount of certain voluntary prepayments as described in the credit agreement, payable within five business days after the audited financial statements for the applicable fiscal year have been delivered.

We may voluntarily repay outstanding loans under our senior secured credit facilities at any time without premium or penalty (except as provided below), other than customary “breakage” costs with respect to eurocurrency loans.

If the term loans under our senior secured credit facilities are prepaid on or prior to the date that is six months following the effective date of the amended and restated credit agreement with the proceeds of indebtedness having a lower interest rate than that applicable to such term loans or in connection with an amendment of the amended and restated credit agreement that amends the interest rate then applicable to the term loan facility or adds a new tranche or facility under the amended and restated credit agreement having an interest rate that is lower than the interest rate then applicable to the term loan facility, we will have to pay a 1% premium on the principal amount of the term loans so prepaid.

Amortization

The senior secured term loan credit facility is repayable in quarterly installments in an amount equal to 1% of the original principal amount of the senior secured term loan credit facility per year with the balance payable on the maturity date. The senior secured term loan credit facility will mature six years from February 25, 2011.

Any principal amount outstanding under the Revolver is due and payable in full at maturity five years from June 29, 2010 for the non-extended revolving credit facility and February 25, 2018 for the extended revolving credit facility.

Guarantee and Security

All obligations under our senior secured credit facilities are unconditionally guaranteed by Parent and each of our existing and future direct and indirect wholly owned domestic restricted subsidiaries, which we refer to collectively as the guarantors, in each case subject to certain exceptions.

All obligations under our senior secured credit facilities and the guarantees of those obligations (as well as any interest-hedging or other swap agreements and cash management arrangements with the lenders and/or their affiliates under the senior secured credit facilities) are secured by the following (subject to certain exceptions):

•

a first priority pledge of all our equity interests by Parent and a pledge of 100% of the equity interest of restricted subsidiaries directly owned by us and guarantors (limited to 65% of such capital stock in the case of foreign subsidiaries and certain disregarded domestic entities), subject to certain exceptions; and

•

a first priority security interest in substantially all of our present and after-acquired assets as well as those of each of our existing and future direct and indirect wholly owned domestic restricted subsidiaries, all of our proceeds and the proceeds of the guarantors and all intercompany indebtedness owed to us and the guarantors, subject to certain exceptions.

Financial and Restrictive Covenants

Our senior secured credit facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our restricted subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, make dividend and other restricted payments and prepay subordinated indebtedness. In addition, our senior secured credit facilities require us to comply with certain financial maintenance covenants requiring us to maintain, subject to certain exceptions:

•

a maximum total leverage ratio (defined as the ratio of our consolidated funded indebtedness, less cash on hand, subject to a cap, to Consolidated EBITDA (as defined in the amended and restated credit agreement) measured each fiscal quarter and ranging from 7.00 to 1.00 as of March 31, 2011 to 5.75 to 1.00 as of December 31, 2017; and

•

a minimum interest coverage ratio (which will be the ratio of Consolidated EBITDA to consolidated cash interest charges) measured each fiscal quarter and ranging from 1.80 to 1.00 as of March 31, 2011 to 2.00 to 1.00 as of December 31, 2017.

Events of Default

Our senior secured credit facilities contain customary events of default, subject to notice requirements, grace periods and materiality thresholds, including:

•	failure to make payments when due;

•	defaults under certain other indebtedness;

•	noncompliance with covenants;

•	incorrectness of representations and warranties in any material respect when made;

•	bankruptcy or certain insolvency events;

•	certain events related to ERISA;

•	material judgments;

•	invalidity of loan documentation or material portion of collateral; and

•	a “change of control” (as defined in the amended and restated credit agreement).

Nature of Summary

This summary of the material terms of our senior secured credit facilities is based on the definitive agreements, which were executed on February 25, 2011.

Guarantees of Industrial Revenue Bonds

Guarantee of City of Wakefield Industrial Revenue Bonds

M.G. Waldbaum, a subsidiary of ours, entered into an Amended and Restated Security Agreement (the “Wakefield Security Agreement”) with GE Capital Public Finance, Inc. and the City of Wakefield, Nebraska, dated May 24, 2007, whereby M.G. Waldbaum secured payment of debt service on the industrial revenue bonds issued by the City of Wakefield (the “Wakefield Bonds”) in connection with the building of a wastewater treatment facility where we have a food processing plant. Michael Foods entered into guarantee agreements to guarantee the obligations of M.G. Waldbaum with respect to the Wakefield bonds and is required to pay the principal and interest payments related to these bonds.

The Wakefield Bonds consist of two series of bonds: $10.3 million initial principal amount of 7.6% bonds issued on September 30, 2005 and maturing September 15, 2017 (the “2005 Wakefield Bonds”) and $6,000,000 initial principal amount of 8.22% bonds issued on May 24, 2007 and maturing March 15, 2016 (the “2007 Wakefield Bonds”). As of April 2, 2011, approximately $7.3 million principal amount was outstanding under the 2005 Wakefield Bonds and $3.5 million principal amount was outstanding under the 2007 Wakefield Bonds. These bonds are included in current maturities of long-term debt and long-term debt.

Guarantee of City of Gaylord Industrial Revenue Bonds

Michael Foods and certain of its subsidiaries entered into a Contract for Development (the “Gaylord Agreement”) for the construction of a wastewater treatment facility where we have a food processing plant with the City of Gaylord, Minnesota and the Housing and Redevelopment Authority of Gaylord Minnesota, dated July 22, 1992. Pursuant to the Gaylord Agreement, the City of Gaylord issued $2.0 million initial principal amount of variable rate bonds maturing March 1, 2013 (the “Gaylord Bonds”). The payment of principal and interest on the Gaylord Bonds is guaranteed by Michael Foods. As of April 2, 2011, approximately $0.4 million of principal balance was outstanding. These bonds are not accounted for as debt on our balance sheet.

Guarantee of City of Lenox Industrial Revenue Bonds

M.G. Waldbaum entered into a Wastewater Discharge and Treatment Agreement (as amended, the “Lenox Agreement”) with the City of Lenox, Iowa, dated June 8, 1998, for the construction of a wastewater treatment facility where we have a food processing plant. Pursuant to the Lenox Agreement, the City of Lenox issued $5.9 million initial principal amount of variable rate bonds maturing August 1, 2014 (the “Lenox Bonds”). The payment of principal and interest on the Lenox Bonds is guaranteed by M.G. Waldbaum. As of April 2, 2011, approximately $3.1 million of principal balance was outstanding. These bonds are not accounted for as debt on our balance sheet.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under “— Certain Definitions”. Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the indenture. In this description, the term “Company” refers only to Michael Foods Group, Inc., a Delaware corporation, and not to any of its subsidiaries.

The Company issued the Restricted Notes and will issue the Exchange Notes under the indenture (the “indenture”), dated June 29, 2010, among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “trustee”). The term “notes” refers to the Restricted Notes, the Exchange Notes and any other notes issued under the indenture. The terms of the notes include those stated in the indenture and those made a part of the indenture pursuant to the Trust Indenture Act.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, define your rights as a holder of the notes. Anyone who receives this prospectus may obtain a copy of the indenture from the Company without charge upon request.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	are general senior unsecured obligations of the Company;

•

are structurally subordinated to any existing and future Indebtedness and other liabilities of the Company’s non-Guarantor Subsidiaries and effectively subordinated to all secured Indebtedness of the Company and the Guarantors to the extent of the value of the assets securing such Indebtedness;

•	are pari passu in right of payment with all existing and future Indebtedness of the Company that is not subordinated;

•	are senior in right of payment to any existing and future subordinated Indebtedness of the Company; and

•	are guaranteed on a senior unsecured basis by the Guarantors, as described under the caption “— The Note Guarantees”.

Pursuant to the indenture, the Company is permitted to incur additional Indebtedness, some of which may be secured, subject to the covenants described under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”.

The Note Guarantees

The notes are guaranteed by all Wholly Owned Domestic Subsidiaries of the Company that Guarantee the Credit Agreement. If the Company or any of its Restricted Subsidiaries acquires or creates another Wholly Owned Domestic Subsidiary (other than an Excluded Subsidiary) on or after the date of the indenture, such Wholly Owned Domestic Subsidiary must become a Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the trustee. In addition, any Restricted Subsidiary of the Company (other than an Excluded Subsidiary that is not a Wholly Owned Domestic Subsidiary) that becomes a guarantor with respect to the Credit Agreement, must become a Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the trustee.

Each Note Guarantee of a Guarantor:

•	is a general senior unsecured obligation of that Guarantor;

•

is pari passu in right of payment with all existing and future Indebtedness of that Guarantor that is not subordinated but effectively junior to all secured Indebtedness to the extent of the value of the assets securing such Indebtedness; and

•	is senior in right of payment to any future subordinated Indebtedness of that Guarantor.

The Company’s Foreign Subsidiaries are not Guarantors of the notes. In addition, our wholly owned subsidiary KMS Dairy, Inc., a Minnesota corporation, does not guarantee the Credit Agreement or the notes. KMS Dairy, Inc. is an inactive entity with no assets or operations. In addition, it is possible that in the future one or more additional Subsidiaries will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. As of April 2, 2011, the total indebtedness of the Company’s non-Guarantor Subsidiaries was approximately $3.6 million, excluding trade payables, to which the notes and Note Guarantees would have been structurally subordinated. Although the indenture limits the incurrence of Indebtedness and Disqualified or Preferred Stock of Restricted Subsidiaries which are not Guarantors, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness or Disqualified or Preferred Stock under the indenture. See “Risk Factors — Risks Related to the Exchange Notes — The notes will be structurally subordinated to all indebtedness of those of our existing or future subsidiaries that are not, or do not become, guarantors of the notes, including all of our foreign subsidiaries”.

The Note Guarantee of a Guarantor will be released under specified circumstances, including, in connection with a disposition of a Guarantor’s Capital Stock if various conditions are satisfied. See “— Certain Covenants — Guarantees”.

As of the date of the indenture, all of the Company’s Domestic Subsidiaries, with the exception of KMS Dairy, Inc., were “Restricted Subsidiaries”. However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries”. Any Unrestricted Subsidiaries will not be subject to any of the covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

The indenture provides for the issuance by the Company of notes with an unlimited principal amount, of which $430.0 million Restricted Notes were issued on June 29, 2010. The Company may issue additional notes (the “additional notes”) from time to time. Any offering of additional notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”. The notes and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Additional notes may not be fungible with the notes for U.S. federal income tax purposes. Notes and any additional notes, if any, will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on July 15, 2018.

Interest on the notes will accrue at the rate of 9.750% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on January 15, 2011. The Company will make each interest payment to the holders of record on the immediately preceding December 31 and June 30, respectively.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture and the procedures described in “Notice to Investors”. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note (1) for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed or (2) tendered and not withdrawn in connection with a Change of Control Offer or Asset Sale Offer.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

At any time prior to July 15, 2013, the Company may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture (together with any additional notes) at a redemption price of 109.750% of the principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, with all or a portion of the net cash proceeds of one or more Qualified Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (including any additional notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and their Subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Qualified Equity Offering.

At any time prior to July 15, 2014, the Company may, on any one or more occasions, redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the two preceding paragraphs, the notes will not be redeemable at the Company’s option prior to July 15, 2014.

On or after July 15, 2014, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning on July 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2014	104.875%
2015	102.438%
2016 and thereafter	100.000%

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry; Delivery and Form”, based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be sent electronically or mailed by first class mail or as otherwise provided in accordance with the procedures of DTC at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may be given prior to the completion thereof, and any redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the Qualified Equity Offering.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the payment of the redemption price, interest ceases to accrue on notes or portions of them called for redemption.

The Company or its Affiliates may acquire notes by means other than a redemption from time to time, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise so long as the acquisition does not otherwise violate the terms of the indenture, upon such terms and at such prices as the Company or its Affiliates may determine, which may be more or less than the consideration for which the notes offered hereby are being sold and may be less than the redemption price then in effect and could be for cash or other consideration.

Repurchase at the Option of Holders

Change of Control

If a Change of Control (as defined in “— Certain Definitions”) occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest thereon to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control (or prior to the Change of Control if a definitive agreement is in place for the Change of Control), the Company will send a notice to each holder electronically or by first class mail at its registered address or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date (as defined in the indenture) specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment (as defined in the indenture) in respect of all notes or portions thereof properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate of the Company stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

The paying agent will promptly mail or wire transfer to each holder of notes properly tendered and so accepted the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer in connection with a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the initial purchasers.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given for all of the notes pursuant to the indenture as described above under the caption “— Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, subject to one or more conditions precedent, including but not limited to the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The Credit Agreement will provide that certain change of control events will constitute a default thereunder. Credit agreements that the Company may enter into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the Credit Agreement and such other agreements being declared immediately due and payable or lending commitments being terminated. In addition, the Credit Agreement will not permit the Company to repurchase the notes in connection with a Change of Control. Accordingly, if a Change of Control occurs, the Company could not make the offer required by the indenture without amending or refinancing the Credit Agreement. We cannot assure you that the Company will be able to amend or refinance the Credit Agreement or any future credit facility on acceptable terms, or at all. Additionally, the Company’s ability to pay cash to holders of notes following the occurrence of a Change of Control may be limited by its then existing financial resources; sufficient funds may not be available to the Company when necessary to make any required repurchases of notes. See “Risk Factors — Risks Related to the Notes — We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer Required by the Indenture Governing the Notes”.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

A Change of Control would be triggered at such time as a majority of the members of the Board of Directors of the Company or Holding are not Continuing Directors (defined as directors serving on the date of the indenture, nominated by directors a majority of whom were serving on the date of the indenture or nominated or elected by the Principals). You should note, however, that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, the Company may nevertheless avoid triggering a Change of Control under a clause similar to the provision described in the prior sentence if the outgoing directors were to approve the new directors for the purpose of such Change of Control clause.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (as defined in “— Certain Definitions”) unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) with respect to Asset Sales involving aggregate consideration in excess of $25.0 million, such fair market value is determined in good faith by the Board of Directors of the Company or Holding; and

(3) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of cash, Cash Equivalents or Replacement Assets; provided that, for purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on the Company’s most recent consolidated balance sheet or in the footnotes thereto, or as would be shown on such balance sheet or footnotes if such liability was incurred subsequent to the date of such balance sheet), of the Company or any Restricted Subsidiary (other than (i) contingent liabilities, (ii) Indebtedness that is by its terms contractually subordinated in right of payment to the notes or any Note Guarantee and (iii) liabilities to the extent owed to Parent, the Company or any Restricted Subsidiary of the Company) that are assumed by the transferee of any such assets or Equity Interests pursuant to an agreement that releases the Company or such Restricted Subsidiary, as the case may be, from further liability, or that are assumed or released as a matter of law;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary, as the case may be, from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days (to the extent of the cash or Cash Equivalents received in that conversion); and

(c) any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed the greater of (x) $45.0 million and (y) 2.0% of the Company’s Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary may apply such Net Proceeds at its option and to the extent it so elects:

(1) to make one or more Asset Sale Offers to all holders of notes and all Holders of other pari passu Indebtedness on a pro rata basis based on the principal amount of notes and such other Indebtedness;

(2) to repay any Indebtedness secured by a Permitted Lien;

(3) to repay Indebtedness and other obligations of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or a Guarantor;

(4) to repay other Indebtedness of the Company or any Guarantor (other than any Disqualified Stock or any Indebtedness that is contractually subordinated in right of payment to the notes), other than Indebtedness owed to Parent, the Company or a Restricted Subsidiary of the Company; provided that the Company shall equally and ratably redeem or repurchase the notes as described under the caption “— Optional Redemption”, through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of notes that would otherwise be prepaid;

(5) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(6) to make an Investment in Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; or

(7) any combination of the foregoing;

provided that the Company will be deemed to have complied with the provisions described in clauses (5) and (6) of this paragraph if and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, the Company or such Restricted Subsidiary has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Permitted Business, make an Investment in Replacement Assets or make a capital expenditure in compliance with the provision described in clauses (5) and (6) of this paragraph, and that acquisition, purchase, Investment or capital expenditure is thereafter completed within 180 days after the end of such 365-day period. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as described in the preceding paragraph will constitute “Excess Proceeds”. Within 10 business days after the aggregate amount of Excess Proceeds exceeds $35.0 million, the Company will make an Asset Sale Offer to all holders of notes and all holders of other pari passu Indebtedness containing provisions similar to those set forth in the indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds. The offer price for the notes and any other pari passu Indebtedness in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other pari passu Indebtedness purchased, plus accrued and unpaid interest on the notes and any other pari passu

Indebtedness to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness shall be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. The Company may satisfy the foregoing obligation with respect to any Net Proceeds prior to the expiration of the relevant 365 day period (as such period may be extended in accordance with the indenture) or with respect to Excess Proceeds of $35.0 million or less.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

Effectiveness of Certain Covenants

If on any date following the date of the indenture:

(1) the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus will be suspended:

(1) “— Repurchase at the Option of Holders — Asset Sales”;

(2) “— Certain Covenants — Restricted Payments”;

(3) “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(5) clause (3) of “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(6) “— Certain Covenants — Transactions with Affiliates”;

(7) “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”; and

(8) “— Certain Covenants — Guarantees”.

During any period that the foregoing covenants have been suspended, the Company’s Board of Directors may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption “— Designation of Restricted and Unrestricted Subsidiaries”.

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the date of the indenture except that no Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended.

Restricted Payments

(A) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (a) payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company or (b) payable by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company, any direct or indirect parent of the Company or any Restricted Subsidiary of the Company held by Persons other than the Company or any Restricted Subsidiary of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding the Existing Notes and any intercompany Indebtedness between or among the Company and any of the Guarantors), except payments of (x) interest, (y) principal at the Stated Maturity thereof (or the satisfaction of a sinking fund obligation) or (z) principal and accrued interest, due within one year of the date of such payment, purchase, redemption, defeasance, acquisition or retirement; or

(4) make any Restricted Investment

(all such restricted payments and other restricted actions set forth in clauses (1) through (4) above (other than any exceptions thereto) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture pursuant to this paragraph or made as permitted by the provisions described in clauses (1), (6), (7), (8), (9), (11), (12)(c), (d) and (e) (in the case of these subsections of clause (12), to the extent it does not qualify as selling, general and administrative expense of the Company in accordance with GAAP), (14) and (15) of the next succeeding paragraph (B) is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the first day of the Company’s third fiscal quarter of 2010 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value of assets received by the Company after the date of the indenture as a contribution to its equity capital or from the issue or sale of Equity Interests of the Company or from the issue or sale of Equity Interests of any direct or indirect parent of the Company to the extent such net cash proceeds are actually contributed to the Company as equity (other than Excluded Contributions, Refunding Capital Stock, Disqualified Stock and Designated Preferred Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company), plus

(c) the net cash proceeds and the fair market value of assets received by the Company or any Restricted Subsidiary of the Company from (i) the disposition, sale, liquidation, retirement or redemption of all or any portion of any Restricted Investment made after the date of the indenture, net of disposition costs and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees which constituted Restricted Investments by the Company or its Restricted Subsidiaries made under this paragraph (3), and (ii) the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary, plus

(d) without duplication, (i) to the extent that any Unrestricted Subsidiary of the Company that was designated as such after the date of the indenture is redesignated as a Restricted Subsidiary, the fair market value of the Company’s direct or indirect Investment in such Subsidiary as of the date of such redesignation that was previously treated as a Restricted Payment, plus (ii) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayments of the principal of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Company to the Company or any Restricted Subsidiary of the Company after the date of the indenture, except, in each case, to the extent that any such Investment or net reduction in Investment is included in the calculation of Consolidated Net Income, plus

(e) without duplication, in the event the Company or any Restricted Subsidiary of the Company makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of the Company, an amount equal to the fair market value of the existing Investment in such Person that was previously treated as a Restricted Payment.

(B) The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, as the case may be, if at said date of declaration or notice such payment would have complied with the provisions of the indenture and shall be deemed for purposes of clause (3) of the preceding paragraph (A) to have been made at said date of declaration or notice until so paid;

(2)

(a) the making of any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or any direct or indirect parent of the Company (other than any Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company) or from substantially concurrent contributions to the equity capital of the Company (collectively, including any such contributions, “Refunding Capital Stock”) (with any offering within 90 days deemed as substantially concurrent); and

(b) the declaration and payment of accrued dividends on any Equity Interests redeemed, repurchased, retired, defeased or acquired out of the proceeds of the sale of Refunding Capital Stock within 45 days of such sale;

provided that the amount of any such proceeds or contributions that are utilized for any Restricted Payment pursuant to this clause (2) shall be excluded from the amount described in clause (3)(b) of the preceding paragraph (A) and clause (4) of this paragraph (B) and shall not constitute an Excluded Contribution;

(3) the payment, defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee or Disqualified Stock of the Company or any Restricted Subsidiary in exchange for, or out of the net cash proceeds from, an incurrence of Permitted Refinancing Indebtedness;

(4) Restricted Investments acquired (a) from the proceeds of a capital contribution to, or out of the net cash proceeds of substantially concurrent contributions to, the equity capital of the Company or (b) from the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company) of, or in exchange for, Equity Interests of the Company (other than Disqualified Stock) (with any offering within 90 days deemed as substantially concurrent); provided, that for the purposes hereof, the amount of any such net cash proceeds that are utilized for any such acquisition and the fair market value of any assets so acquired or exchanged shall be excluded from the amount described in clause (3)(b) of the preceding paragraph (A) and clause (2) of this paragraph (B) and shall not constitute an Excluded Contribution;

(5) the repurchase of Equity Interests deemed to occur (i) upon the exercise of options or warrants if such Equity Interests represent all or a portion of the exercise price thereof and (ii) in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;

(6) the payment of dividends on the Company’s common stock (or the payment of dividends to Parent or any other direct or indirect parent of the Company to fund the payment of dividends on its common stock) following any public offering of common stock of the Company or Parent or any other direct or indirect parent of the Company, in an aggregate amount of up to 6.0% per annum of the net proceeds received by the Company (or by Parent or any other direct or indirect parent of the Company and contributed to the Company as common equity) from such public offering; provided, however that the aggregate amount of all such dividends pursuant to this clause (6) since the date of the indenture shall not exceed the aggregate amount of net proceeds received by the Company (or by a direct or indirect parent of the Company and contributed to the Company) from such public offering;

(7) the purchase, redemption, retirement or other acquisition for value of any Equity Interests of the Company, Parent or any other direct or indirect parent of the Company held by any current, future or former director, officer, consultant or employee of the Company, Parent or any other direct or indirect parent of the Company or any Restricted Subsidiary of the Company, or their estates or the beneficiaries of such estates (including the payment of dividends and distributions to Parent or any other direct or indirect parent of the Company to enable Parent or such other parent to repurchase Equity Interests owned by its directors, officers, consultants and employees), in an amount not to exceed $10 million in any calendar year; provided that the Company may carry over and make in subsequent calendar years, in addition to the amounts permitted for such calendar year, the amount of purchases, redemptions, acquisitions or retirements for value (and dividends and distributions) permitted to have been but not made in any preceding calendar year up to a maximum of $15 million in any calendar year (and $20 million in any calendar year following a public offering of common stock of the Company or Parent or any other direct or indirect parent of the Company), provided, further, that such amounts will be increased by (a) the cash proceeds from the sale after the date of the indenture of Equity Interests of the Company or, to the extent contributed to the Company, Equity Interests of Parent or any other direct or indirect parent of the Company, in each case to directors, officers, consultants or employees of Parent, the Company or any other direct or indirect parent of the Company or any Restricted Subsidiary of the Company after the date of the indenture, plus (b) the cash proceeds of key man life insurance policies received by the Company, its Restricted Subsidiaries, Parent or any other direct or indirect parent of the Company and contributed to the Company after the date of the indenture, in the case of each of clauses (a) and (b), to the extent such net cash proceeds are not otherwise applied to make or otherwise increase the amounts available for Restricted Payments pursuant to clause (3)(b) of the preceding paragraph (A) or clauses (2), (4) or (16) of this paragraph (B); provided further that cancellation of Indebtedness owing to the Company from directors, officers, consultants and employees of the Company, Parent or any direct or indirect parent of the Company or any Restricted Subsidiary of the

Company in connection with a repurchase of Equity Interests of the Company, Parent or any direct or indirect parent of the Company from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Indenture;

(8) upon the occurrence of a Change of Control (or similarly defined term in other Indebtedness) and within 90 days after completion of the offer to repurchase notes pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Change of Control” (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control (or similarly defined term in other Indebtedness), at a purchase price not greater than 101% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

(9) within 90 days after completion of any offer to repurchase notes or pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale (or similarly defined term in such other Indebtedness), at a purchase price not greater than 100% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

(10) payments or distributions, in the nature of satisfaction of dissenters’ rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all the property and assets of the Company;

(11) the payment of cash in lieu of the issuance of fractional shares of Equity Interests upon exercise or conversion of securities exercisable or convertible into Equity Interests of the Company or Parent (and payments of dividends to Parent or any direct or indirect parent of the Company for such purposes);

(12) the declaration and payment of dividends or distributions by the Company or any Restricted Subsidiary to, or the making of loans to, Parent or any other direct or indirect parent of the Company in amounts sufficient for Parent or any other direct or indirect parent of the Company to pay, in each case without duplication:

(a) franchise and excise taxes and other fees, taxes and expenses, in each case, to the extent required to maintain their corporate existence, and any taxes required to be withheld and paid by Parent or any other direct or indirect parent of the Company;

(b) so long as the Company is (i) treated as a pass-through entity for tax purposes, and of which Parent or any other direct or indirect parent of the Company is an owner, member or partner (directly or through one or more entities that are pass-through entities for tax purposes) or (ii) a member of an affiliated, consolidated, combined, unitary or similar group that includes Parent or any other direct or indirect parent of the Company, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company or one or more of its Subsidiaries; provided, that in each case the amount of such payments or loans in any fiscal year does not exceed the amount that the Company and its Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company and its Subsidiaries members of an affiliated, consolidated, combined, unitary or similar group of which the Company was the common parent;

(c) (1) customary salary, bonus and other benefits payable to officers and employees of Parent or any other direct or indirect parent of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries and (2) any reasonable and customary indemnification claims made by directors or officers of the Company, Parent or any other direct or indirect parent of the Company;

(d) general corporate administrative, operating and overhead costs and expenses of Parent or any other direct or indirect parent of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(e) fees and expenses related to any equity or debt offering or acquisition by Parent or such other parent entity (whether or not successful); and

(f) amounts payable to Parent or any direct or indirect parent to fund payments to the Principals pursuant to the management agreement entered into in connection with the Transactions (including any amendment thereto so long as any such amendment is not materially disadvantageous in the good faith judgment of the Board of Directors of the Company to the Holders when taken as a whole, as compared to the management agreement as in effect on the Issue Date), solely to the extent such amounts are not paid directly by the Company or its Subsidiaries to the Principals and would not therefore be Restricted Payments;

(13) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries and preferred stock of any Restricted Subsidiary issued or incurred in accordance with the covenant described under “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(14) the declaration and payment of dividends or distributions:

(a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of the Company issued after the date of the indenture;

(b) to Parent or any other direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of Parent or any other direct or indirect parent of the Company issued after the date of the indenture; provided, however, that the aggregate amount of dividends declared and paid pursuant to this clause (14)(b) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock; and

(c) on Refunding Capital Stock that is preferred stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (14), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is preferred stock, after giving effect to such issuance or declaration on a pro forma basis, the Company would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(15) other Restricted Payments in an amount which, taken together with all other Restricted Payments made pursuant to this clause (15) do not exceed $45.0 million;

(16) Restricted Payments in an aggregate amount not to exceed the amount of all Excluded Contributions;

(17) Restricted Payments made in connection with the Transactions and fees and expenses related thereto, including in connection with any post-closing purchase price adjustments pursuant to the Merger Agreement, in each case to the extent permitted by the covenant described under “— Transactions with Affiliates”; and

(18) the distribution, as a dividend or otherwise, of shares of Equity Interests of, or Indebtedness owed to the Company or a Restricted Subsidiary by, any Unrestricted Subsidiary (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents) to the extent investments in such Unrestricted Subsidiary were Restricted Investments and not Permitted Investments;

provided that, in the case of clauses (4) and (7) through (9) above, no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. In determining whether any Restricted Payment is permitted by the covenant described under the caption “— Restricted Payments”, the Company and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (18) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph under “— Restricted Payments” (including categorization in whole or in part as a Permitted Investment); provided that, at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the covenant described under the caption “— Restricted Payments” and provided further that the Company and its Restricted Subsidiaries may reclassify all or a portion of such Restricted Payment or Permitted Investment in any manner that complies with this covenant, and following such reclassification such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only the clause or clauses of this covenant to which such Restricted Payment or Permitted Investment has been reclassified.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) or issue any shares of Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any preferred stock (other than in each case Disqualified Stock or preferred stock of Restricted Subsidiaries held by the Company or a Restricted Subsidiary, so long as so held); provided, however, that (i) the Company or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) and issue Disqualified Stock and (ii) any Restricted Subsidiary may issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional

Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred, at the beginning of such four-quarter period; provided further, that the amount of Indebtedness (excluding Acquired Debt not incurred in connection with or in contemplation of the applicable merger, acquisition or other similar transaction), Disqualified Stock and preferred stock that may be incurred or issued, as applicable, by Restricted Subsidiaries that are not Guarantors, pursuant to the foregoing, shall not exceed $40.0 million at any one time outstanding.

The covenant described by the first paragraph under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” will not prohibit the incurrence or issuance of any of the following (collectively, “Permitted Debt”):

(1) Indebtedness incurred by the Company or any Guarantor under Credit Facilities (and the incurrence by the Guarantors of Guarantees thereof) in an aggregate principal amount at any one time outstanding under the provision described in this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed (as of any date of incurrence of Indebtedness under the provision described in this clause (1) and after giving pro forma effect to such incurrence and the application of the net proceeds therefrom) $1,065.0 million, less amounts applied from Asset Sales pursuant to “Repurchase at the Option of Holders — Asset Sales” to permanently repay such Indebtedness;

(2) Indebtedness incurred by the Company and the Guarantors represented by the notes and the Note Guarantees issued on the date of this indenture and the exchange notes and related exchange guarantees to be issued in exchange for the notes and the Note Guarantees pursuant to the registration rights agreement (other than any additional notes, but including exchange notes and related exchange guarantees to be issued in exchange for additional notes otherwise permitted to be incurred hereunder pursuant to a registration rights agreement);

(3) Existing Indebtedness;

(4) Indebtedness of the Company or any of its Restricted Subsidiaries (including without limitation Capital Lease Obligations, mortgage financings or purchase money obligations), Disqualified Stock issued by the Company or any Restricted Subsidiary and preferred stock issued by any Restricted Subsidiary, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, repair or improvement of property (real or personal), plant or equipment or other fixed or capital assets used in the business of the Company or such Restricted Subsidiary or in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)), in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (4), not to exceed as of any date of incurrence the greater of (a) 2.0% of the Company’s Consolidated Total Assets and (b) $40.0 million;

(5) Permitted Refinancing Indebtedness incurred by the Company or any of its Restricted Subsidiaries in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred or Disqualified Stock or Preferred Stock permitted to be issued under the provisions described in the first paragraph of this covenant or clauses (2), (3), (4), (5), (8), (10), (15), (16) or (17) of this paragraph;

(6) intercompany Indebtedness incurred by the Company or any of its Restricted Subsidiaries or any Guarantor and owing to and held by the Company or any of its Restricted Subsidiaries or any Guarantor; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is a Person other than the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by the provision described in this clause (6);

(7) (a) the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant, (b) the Guarantee by any Foreign Subsidiary of Indebtedness of another Foreign Subsidiary of the Company that was permitted to be incurred by another provision of this covenant, (c) any Guarantee by a Restricted Subsidiary of the Company of Indebtedness of the Company (so long as such Restricted Subsidiary also guarantees the Notes if required pursuant to the covenant under the caption “— Guarantees”), and (d) any Guarantee by a Guarantor of any Indebtedness of any Guarantor;

(8) (x) Indebtedness, Disqualified Stock or Preferred Stock of the Company or any of its Restricted Subsidiaries incurred to finance an acquisition or (y) Acquired Debt; provided that, in either case, after giving effect to the transactions that result in the incurrence or issuance thereof, on a pro forma basis, either (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (b) the Fixed Charge Coverage Ratio for the Company would be better than immediately prior to such transactions;

(9) preferred stock of a Restricted Subsidiary of the Company issued to the Company or another Restricted Subsidiary of the Company; provided that (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary thereof and (b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary thereof will be deemed, in each case, to constitute an issuance of such preferred stock that was not permitted by the provision described in this clause (9);

(10) additional Indebtedness of the Company or any of its Restricted Subsidiaries incurred in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (10), not to exceed as of any date of incurrence $75.0 million;

(11) Indebtedness incurred by the Company or any Restricted Subsidiary of the Company to the extent that the net proceeds thereof are promptly deposited to defease, redeem or to satisfy and discharge the notes;

(12) Indebtedness of the Company or any Restricted Subsidiary of the Company consisting of obligations to pay insurance premiums or take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

(13) Indebtedness in respect of any bankers’ acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities, and reinvestment obligations related thereto, entered into in the ordinary course of business;

(14) Guarantees (a) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors and licensees that, in each case, are non-Affiliates or (b) otherwise constituting Investments permitted under the indenture;

(15) Indebtedness of Foreign Subsidiaries incurred in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (15), not to exceed as of any date of incurrence the greater of (x) $40.0 million and (y) the amount of the Foreign Borrowing Base as of the date of such occurrence;

(16) Indebtedness issued by the Company or any of its Restricted Subsidiaries to any current, future or former director, officer, consultant or employee of the Company, the direct or indirect parent of the Company or any Restricted Subsidiary of the Company (or any of their Affiliates), or their estates or the beneficiaries of such estates to finance the purchase, redemption, acquisition or retirement for value of Equity Interests to the extent permitted by clause (7) of the second paragraph of the covenant described under the caption “— Restricted Payments”;

(17) Contribution Indebtedness;

(18) (a) Indebtedness incurred in connection with any permitted Sale and Leaseback Transaction and any refinancing, refunding, renewal or extension of any such Indebtedness, provided that, except to the extent otherwise permitted hereunder, the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension and the direct and contingent obligors with respect to such Indebtedness are not changed;

(b) Indebtedness in respect of overdraft facilities, employee credit card programs and other cash management arrangements in the ordinary course of business; and

(c) Indebtedness representing deferred compensation to employees of the Company (or any direct or indirect parent of the Company) and its Restricted Subsidiaries incurred in the ordinary course of business; and

(19) cash management obligations and other Indebtedness in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in each case in connection with deposit accounts.

For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred or issued pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will be permitted to divide and classify at the time of its incurrence or issuance, and may from time to time divide or reclassify, all or a portion of such item of Indebtedness or Disqualified

Stock or preferred stock such that it will be deemed to have been incurred pursuant to one or more of such clauses (in whole or in part) or the first paragraph of this covenant, to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause or the first paragraph of this covenant at the time of such reclassification (including in part pursuant to one or more clauses and/or in part pursuant to the first paragraph of this covenant), provided, however, that Indebtedness under the Credit Agreement outstanding on the date of the indenture will be deemed to have been incurred on that date in reliance on the exception provided by clause (1) of the definition of Permitted Debt and cannot be reclassified; provided further, however, that subject to the preceding proviso, at any time the Company could be deemed to have incurred any Indebtedness under the first paragraph of this covenant, all Indebtedness shall be automatically reclassified into Indebtedness incurred pursuant to the first paragraph of this covenant.

For the purpose of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred or first committed (in the case of revolving credit debt); provided that if such Indebtedness denominated in a foreign currency is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be incurred pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies. In addition, for purposes of determining any particular amount of Indebtedness, any Guarantees, Liens or obligations with respect to letters of credit, in each case, supporting Indebtedness otherwise included in the determination of such particular amount, will not be included.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantees on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a junior priority basis or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or become effective any Lien of any kind (other than Permitted Liens) to secure Indebtedness upon any of their property or assets, now owned or hereafter acquired, without effectively providing that the notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the notes or any Note Guarantee, prior to) the obligations so secured for so long as such obligations are so secured.

Notwithstanding the foregoing, any Lien securing the notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon (a) the release by the holders of the

Indebtedness described above of their Lien on the property or assets of the Company or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), (b) any sale, exchange or transfer to any Person other than the Company or any Restricted Subsidiary of the property or assets secured by such Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien in each case in accordance with the terms of the Indenture, (c) payment in full of the principal of, and accrued and unpaid interest, if any, on the notes, or (d) a defeasance or discharge of the notes in accordance with the procedures described below under “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness, or any other agreements in effect on the date of the indenture and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those in effect on the date of the indenture;

(2) existing under, by reason of or with respect to any other Credit Facility of the Company permitted under the indenture; provided that the applicable encumbrances and restrictions contained in the agreement or agreements governing the other Credit Facility are not materially more restrictive, taken as a whole, than those contained in the Credit Agreement (with respect to other credit agreements) or the indenture (with respect to other indentures), in each case as in effect on the date of the indenture;

(3) existing under, by reason of or with respect to applicable law, rule, regulation or administrative or court order;

(4) with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacement or refinancings are entered into in the ordinary course of business or not materially more restrictive, taken as a whole, than those contained in the Credit Agreement, the indenture, Existing Indebtedness or such other agreements as in effect on the date of the acquisition;

(5) in the case of the provision described in clause (3) of the first paragraph of this covenant:

(a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the indenture,

(c) existing under, by reason of or with respect to (i) purchase money obligations for property acquired in the ordinary course of business or (ii) capital leases or operating leases that impose encumbrances or restrictions on the property so acquired or covered thereby, or

(d) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to customary provisions in joint venture, operating or similar agreements, asset sale agreements and stock sale agreements arising in connection with the entering into of such transactions;

(7) existing under, by reason of or with respect to any agreement for the sale or other disposition of some or all of the Capital Stock of, or any property and assets of, a Restricted Subsidiary that restricted distributions by that Restricted Subsidiary pending the closing of such sale or other disposition;

(8) existing under, by reason of or with respect to Permitted Refinancing Indebtedness; provided that the encumbrances and restrictions contained in the agreements governing that Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) restricting cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) existing under, by reason of or with respect to customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(11) existing under, by reason of or with respect to the indenture, the notes, the exchange notes (and any additional notes) and the Note Guarantees;

(12) existing under, by reason of or with respect to Indebtedness of the Company or a Restricted Subsidiary not prohibited to be incurred under the indenture; provided that (a) such encumbrances or restrictions are ordinary and customary in light of the type of Indebtedness being incurred and the jurisdiction of the obligor and (b) such encumbrances or restrictions will not affect in any material respect the Company’s or any Guarantor’s ability to make principal and interest payments on the notes, as determined in good faith by the Company; and

(13) consisting of customary restrictions pursuant to any Permitted Receivables Financing.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company to other Indebtedness incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition shall have been made (i) is a corporation, limited liability company, partnership (including a limited partnership) or trust organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia (provided that if such Person is not a corporation, (A) a corporate Wholly Owned Restricted Subsidiary of such Person organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, or (B) a corporation of which such Person is a Wholly Owned Restricted Subsidiary organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, is a co-issuer of the notes or becomes a co-issuer of the notes in connection therewith) and (ii) assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement related to the notes pursuant to agreements reasonably satisfactory to the trustee;

(2) immediately after giving effect to such transaction no Event of Default exists;

(3) immediately after giving effect to such transaction and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, on a pro forma basis, either

(a) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the Fixed Charge Coverage Ratio for the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) would be better than the Fixed Charge Coverage Ratio for the Company immediately prior to such transactions; and

(4) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under the covenant described under the caption “— Merger, Consolidation or Sale of Assets”, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Company or the surviving Person in accordance with the notes and the indenture.

The provision described in clause (3) of the immediately preceding paragraph will not apply to (a) any merger, consolidation or sale, assignment, lease, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries, (b) the merger of the Company and MFI Acquisition Corporation on the Issue Date or (c) any merger between the Company and an Affiliate of the Company, or between a Restricted Subsidiary and an Affiliate of the Company, in each case in this clause (c) solely for the purpose of reincorporating the Company or such Restricted Subsidiary, as the case may be, in the United States, any state thereof, the District of Columbia or any territory thereof, so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Affiliate of the Company or any Restricted Subsidiary

involving consideration in excess of $3.5 million other than transactions solely among any of the Company and its Restricted Subsidiaries (an “Affiliate Transaction”), unless:

(i) such business, transaction or series of related transactions is on terms that are not materially less favorable, taken as a whole, to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm’s length transaction with an unaffiliated party;

(ii) with respect to any Affiliate Transaction involving an amount or having a value in excess of $15.0 million the Company delivers to the Trustee an Officers’ Certificate stating that such business, transaction or series of related transactions complies with clause (i) above;

(iii) in the case of an Affiliate Transaction involving an amount or having a value in excess of $25.0 million, the Company must obtain a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Company’s Board of Directors; and

(iv) in the case of an Affiliate Transaction involving an amount or having a value in excess of $75.0 million, the Company must obtain a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction (or relevant purchase price or valuation) is fair to the Company or such Restricted Subsidiary from a financial point of view.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and its Restricted Subsidiaries;

(2) payment of reasonable fees and compensation to, and indemnification and similar arrangements on behalf of, current, former or future directors of Parent, any other direct or indirect parent of the Company, the Company, or any Restricted Subsidiary of the Company;

(3) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments” or the definition of Permitted Investments (including any payments that are excluded from the definitions of Restricted Payment and Restricted Investment);

(4) any sale of Equity Interests (other than Disqualified Stock) of the Company;

(5) loans and advances to officers and employees of Parent, any other direct or indirect parent of the Company, the Company or any of the Company’s Restricted Subsidiaries or guarantees in respect thereof or otherwise made on the Company’s or any of its Restricted Subsidiaries’ behalf (or the cancellation of such loans, advances or guarantees), in both cases for bona fide business purposes in the ordinary course of business;

(6) any employment, consulting, service or termination agreement, or customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries or Parent with current, former or future officers and employees of Parent, any direct or indirect parent of the Company, the Company or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of Parent, any direct or indirect parent of the Company, the Company or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business;

(7) transactions with a Person that is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person;

(8) payments by the Company or any of its Restricted Subsidiaries to, and agreements with, The Goldman Sachs Group, Inc., Thomas H. Lee Partners, L.P. and any of their respective Affiliates for any financial advisory, management, monitoring or consulting services, financing, mergers and acquisitions advisory, insurance brokerage, hedging arrangements, underwriting or placement services or in respect of other investment banking services, including without limitation, in connection with acquisitions or divestitures, pursuant to agreements in effect on the Issue Date or which payments are approved by a majority of the disinterested members (as applicable) of the Board of Directors of the Company in good faith;

(9) any contracts, instruments or other agreements or arrangements in each case as in effect on the date of the indenture, and any transactions pursuant thereto or contemplated thereby, or any amendment, modification or supplement thereto or any replacement thereof entered into from time to time, as long as such agreement or arrangement as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to the Company and its Restricted Subsidiaries at the time executed than the original agreement or arrangement as in effect on the date of the indenture;

(10) any Guarantee by Parent or any other direct or indirect parent of the Company of Indebtedness of the Company or any Guarantor that was permitted by the indenture;

(11) transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Company or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(12) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services (including pursuant to joint venture agreements) in the ordinary course of business on terms not materially less favorable as might reasonably have been obtained at such time from a Person that is not an Affiliate of the Company, as determined in good faith by the Company;

(13) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of prong (i) of the previous paragraph of this covenant;

(14) any contribution to the common equity capital of the Company;

(15) any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(16) the pledge of Equity Interests of any Unrestricted Subsidiary;

(17) the entering into of any tax sharing, allocation or similar agreement and any payments by the Company (or Parent or any other direct or indirect parent of the Company) or any of the Restricted Subsidiaries pursuant to any tax sharing, allocation or similar agreement;

(18) sales of accounts receivable, or participations therein, or any related transaction, in connection with any Permitted Receivables Financing;

(19) shareholders and registration rights agreements among the Company or any of its direct or indirect parent companies and their shareholders; and

(20) the Transactions and the payment of all fees and expenses related to the Transactions, including Transaction Expenses.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Subsidiary (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by the Company or any Restricted Subsidiary of the Company of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of

Indebtedness would be permitted under the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2) the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of the Company of any Indebtedness of such Subsidiary) will be deemed to be an Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(3) such Subsidiary does not own any Equity Interests of, or hold any Liens on any property of, the Company or any Restricted Subsidiary of the Company (other than Equity Interests of any Restricted Subsidiary of such Subsidiary that is concurrently being designated as an Unrestricted Subsidiary);

(4) the Subsidiary being so designated, after giving effect to such designation:

(a) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company that would not be permitted under “— Certain Covenants — Transactions with Affiliates” after giving effect to the exceptions thereto;

(b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results except to the extent permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Restricted Payments”; and

(c) (i) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation or would be permitted under “— Certain Covenants — Restricted Payments” and (ii) to the extent the Indebtedness of the Subsidiary is non-recourse Indebtedness, any Guarantee or credit support by the Company or a Restricted Subsidiary would be permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Restricted Payments”; and

(5) no Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of the Company or Holding giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (4) above, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness, Investments or Liens on the property of such Subsidiary shall be deemed to be incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred or made as of such date under the indenture, the Company shall be in default under the indenture.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “— Certain Covenants — Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Guarantees

If (a) the Company or any of its Restricted Subsidiaries acquires or creates another Wholly Owned Domestic Subsidiary (other than an Excluded Subsidiary) on or after the date of the indenture or (b) any Restricted Subsidiary of the Company (other than an Excluded Subsidiary that is not a Wholly Owned Domestic Subsidiary) becomes a guarantor with respect to the Credit Agreement, then, within 45 days of the date of such acquisition or Guarantee, as applicable, such Subsidiary must become a Guarantor and execute a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee shall be senior in right of payment to or pari passu in right of payment with such Restricted Subsidiary’s Guarantee of such other Indebtedness, and deliver an Opinion of Counsel to the trustee.

Notwithstanding the foregoing, this covenant shall not prohibit a Guarantee or pledge by a Foreign Subsidiary securing the payment of Indebtedness of another Foreign Subsidiary.

In addition, in the event that any Subsidiary that is an Excluded Subsidiary ceases to be an Excluded Subsidiary, then such Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the trustee within 45 days of the date of such event. The form of the Note Guarantee will be attached as an exhibit to the indenture. In addition, notwithstanding anything to the contrary contained herein, neither the Company nor any of its Restricted Subsidiaries shall be required to provide any guarantee, pledge or asset support agreement that, in the reasonable judgment of the Company, would subject the Company to any adverse tax consequence due to the application of Section 956 of the Code.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) (i) is organized or existing under the laws of the United States, any state thereof or the District of Columbia (provided that the provisions described in this clause (i) shall not apply if such Guarantor is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia) and (ii) assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement related to the notes pursuant to a supplemental indenture satisfactory to the trustee; or

(b) in the case of a Guarantor, such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”.

Notwithstanding the foregoing, any Guarantor may (i) merge with an Affiliate of the Company or a Restricted Subsidiary of the Company or another Guarantor solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof, (ii) merge with or into or transfer all or part of its properties and assets to another Guarantor or the Company, or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in clause (1) of the preceding paragraph.

The Note Guarantee of a Guarantor will automatically and unconditionally be released without the need for any action by any party:

(1) in connection with any sale or other disposition of Capital Stock of a Guarantor (including by way of consolidation or merger or otherwise) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, such that, immediately after giving effect to such transaction, such Guarantor would no longer constitute a Subsidiary of the Company, if the sale of such Capital Stock of that Guarantor complies with the covenants described above under the caption “— Repurchase at the Option of Holders — Asset Sales” and “— Certain Covenants — Restricted Payments”;

(2) in connection with the merger or consolidation of a Guarantor with (a) the Company or (b) any other Guarantor (provided that the survivor remains a Guarantor);

(3) in the event of the release of the guarantee under the Credit Agreement of a Guarantor that is not a Wholly Owned Domestic Subsidiary (unless such Wholly Owned Domestic Subsidiary is designated as an Excluded Subsidiary in accordance with clause (7) below), except a discharge or release by or as a result of payment by such Guarantor under such Guarantee;

(4) if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the indenture;

(5) upon the Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the indenture;

(6) upon a liquidation or dissolution of a Guarantor permitted under the indenture; or

(7) if the Company designates the Subsidiary as an Excluded Subsidiary (and such Subsidiary satisfies the definition thereof) under the indenture and such Subsidiary does not Guarantee the Credit Agreement (unless such Subsidiary is not a Wholly Owned Domestic Subsidiary).

In addition, the Note Guarantee of any Guarantor will be released in connection with a sale of all of the assets of such Guarantor in a transaction that complies with the conditions in the clause (2)(b) of the fourth paragraph above under the caption “— Guarantees” above.

Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes or post on its website or file with the Commission for public availability:

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants, which reports shall be filed within (or prior to effectiveness of an exchange offer registration statement, within 15 days after) the time period specified in the Commission’s rules and regulations; and

(2) as soon as practicable, and in any event within (or prior to effectiveness of an exchange offer registration statement, within 5 days after) the time periods specified in the Commission’s rules and regulations, all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports;

provided, however, that if the last day of any such time period is not a business day, such report will be due on the next succeeding business day. All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports, except that, prior to effectiveness of the exchange offer registration statement, such reports will not be required to contain separate financial information for Guarantors that would be required under Rule 3-10 of Regulation S-X promulgated by the Commission. In addition, following effectiveness of the exchange offer registration statement, the Company will file such reports with the Commission within the time periods specified above unless the Commission will not accept such a filing. Any quarterly report required to be delivered under clause (1) above prior to the first date of delivery of an annual report pursuant to clause (1) above following the Issue Date shall not be required to contain all purchase accounting adjustments relating to the Transactions to the extent it is not practicable to include any such adjustments in such report.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

If Parent, any direct or indirect parent of the Company or any successor thereto files reports with the Commission in accordance with Section 13 of 15(d) of the Exchange Act, whether voluntarily or otherwise, in compliance with the time periods specified in the first paragraph hereof, then the Company shall be deemed to comply with this covenant. Such reports need not include financial statements required by Rule 3-10 of Regulation S-X; provided, that if the Parent or such direct or indirect parent has more than de minimis operations separate and apart from its ownership in the Company, then the financial statements of the Parent or such direct or indirect parent will be required to comply with Rule 3-10 of Regulation S-X. If Parent or any direct or indirect parent of the Company enters into a merger or consolidation transaction with a company that continues to file reports with the Commission in accordance with Section 13 of 15(d) of the Exchange Act, whether voluntarily or otherwise then the Company shall be deemed to comply with this covenant.

In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the Commission the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding anything herein to the contrary, any failure to comply with this covenant shall be automatically cured when the Company or Parent or any direct or indirect parent of the Company, as the case may be, provides all required reports to the noteholders or files all required reports with the Commission.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 consecutive days in the payment when due of interest on the notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control”, “— Repurchase at the Option of Holders — Asset Sales” or “— Certain Covenants — Merger, Consolidation or Sale of Assets” or the provisions described in the third paragraph under the caption “— Certain Covenants — Guarantees” for 30 days after written notice by the trustee or holders representing 25% or more of the aggregate principal amount of notes outstanding;

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after written notice by the trustee or holders representing 25% or more of the aggregate principal amount of notes outstanding to comply with any of the agreements in the indenture for the benefit of the holders of the notes other than those referred to in clauses (1) to (3) above;

(5) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of the Company’s Significant Subsidiaries (or any group of Restricted Subsidiaries of the Company that together would constitute a Significant Subsidiary of the Company), or the payment of which is guaranteed by the Company or any of the Company’s Significant Subsidiaries (or any group of Restricted Subsidiaries of the Company that together would constitute a Significant Subsidiary of the Company), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness (after giving effect to any applicable grace period) (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $40.0 million or more;

(6) failure by the Company or any of the Company’s Significant Subsidiaries (or any group of Restricted Subsidiaries of the Company that together would constitute a Significant Subsidiary of the Company) to pay non-appealable final judgments aggregating in excess of $40.0 million (excluding amounts covered by insurance or bonded) which judgments are not paid, discharged or stayed for a period of more than 60 days after such judgments have become final and non-appealable and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7) except as permitted by the indenture, any Note Guarantee of a Guarantor that is a Significant Subsidiary of the Company (or any such Guarantors that together would constitute a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect in any material respect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm in writing its obligations under its Note Guarantee if, and only if, in each such case, such Default continues for 21 days after notice of such Default shall have been given to the trustee; and

(8) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries of the Company that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default(s).

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or premium, if any) if it determines that withholding notice is in their interest. In addition, the trustee shall have no obligation to accelerate the notes if in the best judgment of the trustee acceleration is not in the best interest of the holders of the notes.

In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the trustee or the holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(2) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, on, or the principal of, the notes and may rescind any acceleration with respect to the notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). No such rescission shall affect any subsequent default or impair any right consequent thereon. The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes.

The Company is required to deliver to the trustee annually within 120 days after the end of each fiscal year a written statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a written statement specifying such Default or Event of Default unless such Default or Event of Default has been cured before the end of the 30 day period.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of either of the Company or any Guarantor, as such, or of Parent or any other direct or indirect parent of the Company, shall have any liability for any obligations of either of the Company or the Guarantors under the notes, the indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of the obligations of the Company discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith;

(4) the Legal Defeasance provisions of the indenture; and

(5) the optional redemption provisions of the indenture to the extent that Legal Defeasance is to be effected together with a redemption.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal or valuation firm, to pay the principal of, or interest and premium on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions, qualifications and exclusions, (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions, qualifications and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of their respective Subsidiaries are parties or by which the Company or any of their respective Subsidiaries are bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

(6) the Company must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others;

(7) if the notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(8) the Company must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the percentage of the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of, or change the Stated Maturity of, any note or alter the provisions, or waive any payment, with respect to the redemption of such notes (other than provisions relating to the covenants described under “— Repurchase at the Option of Holders” (except to the extent provided in clause (9) below));

(3) reduce the rate of, or change the time for, payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than U.S. dollars;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture or the Note Guarantees;

(8) impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes or the Note Guarantees;

(9) amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption “— Repurchase at the Option of Holders — Asset Sales” after the obligation to make such Asset Sale Offer has arisen, or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “— Repurchase at the Option of Holders — Change of Control” after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto; or

(10) make any change in the amendment and waiver provisions, except to increase any such percentage required for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Notwithstanding the preceding, without notice to or the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees to:

(1) cure any ambiguity, omission, mistake, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of either Company’s or any Guarantor’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of such Company’s or Guarantor’s assets;

(4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights of such holder under the indenture in any material respect;

(5) comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) comply with the provisions described under “— Certain Covenants — Guarantees”;

(7) conform the text of the indenture, the notes or the Note Guarantees to any provision of this “Description of Notes” to the extent that such provision in this Description of Notes was intended to be a substantially verbatim recitation of the indenture, the notes or the Note Guarantees;

(8) evidence and provide for the acceptance of appointment by a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the indenture;

(9) provide for the issuance of additional notes and related guarantees in accordance with the terms of the indenture;

(10) provide for a reduction in the minimum denominations of the notes;

(11) add a Guarantor or other guarantor under the indenture or release a Guarantor in accordance with the terms of the indenture;

(12) add covenants for the benefit of the holders or surrender any right or power conferred upon either Company or any Guarantor;

(13) make any amendment to the provisions of the indenture relating to the transfer and legending of notes as permitted by the indenture, including, without limitation, to facilitate the issuance and administration of the notes, provided that compliance with the indenture as so amended may not result in notes being transferred in violation of the Securities Act or any applicable securities laws;

(14) provide for the assumption by one or more successors of the obligations of any of the Guarantors under the indenture and the Note Guarantees;

(15) provide for the issuance of exchange notes in accordance with the terms of the indenture and any applicable registration rights agreement;

(16) mortgage, pledge, hypothecate or grant any other Lien in favor of the trustee for the benefit of the holders of the notes, as security for the payment and performance of all or any portion of the notes, in any property or assets; or

(17) comply with the rules of any applicable securities depositary.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the indenture and the notes issued thereunder on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which either of the Company or any Guarantor is bound (other than any such default resulting from any borrowing of funds to be applied to make the deposit and any similar simultaneous deposit relating to other Indebtedness, and the granting of Liens in connection therewith);

(3) the Company have or any Guarantor has paid or caused to be paid all sums payable by it under the indenture and not provided for by the deposit required by clause 1(b) above; and

(4) the Company have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

Wells Fargo Bank, National Association is the trustee under the indenture and has been appointed by the Company as paying agent and registrar with respect to the notes.

If the trustee becomes a creditor of either Company or any Guarantor, the indenture limits its right, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security, indemnity or prefunding satisfactory to it against any loss, liability or expense.

Form, Denomination and Registration of Notes

The notes will be issued in registered form, without interest coupons, in denominations of $2,000 and higher integral multiples of $1,000, in the form of both global notes and certificated notes, as further provided below. Notes sold in reliance upon Regulation S under the Securities Act will be represented by an offshore global note. During the 40-day distribution compliance period as defined in Regulation S (the “Restricted Period”), the offshore global note will be represented exclusively by a temporary offshore global note. After the Restricted Period, beneficial interests in the temporary offshore global note will be exchangeable for beneficial interests in a permanent offshore global note, subject to the certification requirements described under “— Global Notes”. No payments of principal, interest or premium will be paid to holders of a beneficial interest in the temporary offshore global note until exchanged or transferred for an interest in another global note or certificated note. Notes sold in reliance upon Rule 144A under the Securities Act will be represented by the U.S. global note. Notes subsequently resold to institutional accredited investors will be in the form of an IAI global note.

No service charge will be imposed in connection with any transfer or exchange of any note, but the Company may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Notes

Global notes will be deposited with a custodian for DTC, and registered in the name of a nominee of DTC. Beneficial interests in the global notes will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

A beneficial interest in the offshore global note may be transferred to a Person who wishes to hold such beneficial interest through the U.S. global note only upon receipt by the trustee of a written certification of the transferee (a “Rule 144A certificate”) to the effect that such transferee is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A. A beneficial interest in the temporary offshore global note may be transferred to a Person who wishes to hold such beneficial interest in the form of a certificated note only upon receipt by the trustee of (x) a Rule 144A certificate of the transferee or (y) a written certification of the transferee (an “institutional accredited investor certificate”) to the effect that such transferee is an institutional accredited investor within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act, and/or an opinion of counsel and such other certifications and evidence as the Company may reasonably require in order to determine that the proposed transfer is being made in compliance with the Securities Act. Any such transfer of certificated notes to an institutional accredited investor must involve notes having a principal amount of not less than $250,000. After the Restricted Period, beneficial interests in the temporary offshore global note will be exchangeable for beneficial interests in the permanent offshore global note only upon receipt by the trustee of a certification on behalf of the beneficial owner that such beneficial owner is either (i) not a U.S. person (within the meaning of Regulation S under the Securities Act) or (ii) a U.S. person who purchased the notes in a transaction that did not require registration under the Securities Act.

A beneficial interest in the U.S. global note may be transferred to a Person who wishes to hold such beneficial interest through the offshore global note only upon receipt by the trustee of a written certification of the transferor (a “Regulation S certificate”) to the effect that such transfer is being made in compliance with

Regulation S under the Securities Act. A beneficial interest in the U.S. global note may be transferred to a Person who wishes to hold such beneficial interest in the form of a certificated note only upon receipt by the trustee of (x) a Rule 144A certificate of the transferee, (y) a Regulation S certificate of the transferor or (z) an institutional accredited investor certificate of the transferee, and/or an opinion of counsel and such other certifications and evidence as the Company may reasonably require in order to determine that the proposed transfer is being made in compliance with the Securities Act. Any such transfer of certificated notes to an institutional accredited investor must involve notes having a principal amount of not less than $250,000.

The restrictions on transfer described in the preceding two paragraphs will not apply (1) to notes sold pursuant to a registration statement under the Securities Act or to exchange notes or (2) after such time (if any) as the Company determines and instructs the trustee that the notes are eligible for resale pursuant to Rule 144 under the Securities Act without the need for current public information. There is no assurance that the notes will become eligible for resale pursuant to Rule 144.

Any beneficial interest in one global note that is transferred to a Person who takes delivery in the form of an interest in another global note will, upon transfer, cease to be an interest in such global note and become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions applicable to beneficial interests in such other global note for as long as it remains such an interest.

The Company will apply to DTC for acceptance of the global notes in its book-entry settlement system. Investors may hold their beneficial interests in the global notes directly through DTC if they are participants in DTC, or indirectly through organizations which are participants in DTC.

Payments of principal and interest under each global note will be made to DTC’s nominee as the registered owner of such global note. The Company expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global note as shown on the records of DTC. The Company also expects that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of the Company, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

Certificated Notes

If DTC notifies the Company that it is unwilling or unable to continue as depositary for a global note and a successor depositary is not appointed by the Company within 90 days of such notice, or an Event of Default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global note for one or more certificated notes registered in the name of the owner of such beneficial interest, as identified by DTC. Any such certificated note issued in exchange for a beneficial interest in the U.S. global note or the temporary offshore global note will bear the restricted legend set forth under “Notice to Investors” and accordingly will be subject to the restrictions on transfer applicable to certificated notes bearing such restricted legend. In the case of certificated notes issued in exchange for beneficial interests in the temporary offshore global note, such certificated notes may be exchanged for certificated notes that do not bear such restricted legend after the Restricted Period, subject to the certification requirements applicable to exchanges of beneficial interests in the temporary offshore global note for beneficial interests in the permanent offshore global note described under “— Global Notes”. See “Notice to Investors”.

A certificated note may be transferred to a Person who wishes to hold a beneficial interest in the U.S. global note only upon receipt by the trustee of a Rule 144A certificate of the transferee. A certificated note may be transferred to a Person who wishes to hold a beneficial interest in the offshore global note only upon receipt by the trustee of a Regulation S certificate of the transferor. A certificated note may be transferred to a Person who wishes to hold a certificated note only upon receipt by the trustee of (x) a Rule 144A certificate of the transferee, (y) a Regulation S certificate of the transferor or (z) an institutional accredited investor certificate of the transferee, and/or an opinion of counsel and such other certifications and evidence as the Company may reasonably require in order to determine that the proposed transfer is being made in compliance with the Securities Act. Any such transfer of certificated notes to an institutional accredited investor must involve notes having a principal amount of not less than $250,000. The restrictions on transfer described in this paragraph will not apply (1) to notes sold pursuant to a registration statement under the Securities Act or to exchange notes or (2) after such time (if any) as the Company determines and instructs the trustee that the notes are eligible for resale pursuant to Rule 144 under the Securities Act without the need for current public information. There is no assurance that the notes will become eligible for resale pursuant to Rule 144. Notwithstanding the foregoing, certificated notes that do not bear the restricted legend set forth under “Notice to Investors” will not be subject to the restrictions described above applicable to transfers to Persons who will hold in the form of beneficial interests in the offshore global note or certificated notes.

Same Day Settlement and Payment

The indenture requires that payments in respect of the notes represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by holders of the global notes. With respect to notes in certificated form, the Company will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Governing Law

The indenture, including the Note Guarantees, and the notes shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws provisions thereof.

Registration Rights

The Company has agreed with the initial purchasers, for the benefit of the holders, to use commercially reasonable efforts, at its cost, to file and cause to become effective a registration statement with respect to a registered offer to exchange the notes for an issue of notes of the Company (“exchange notes”) with terms substantially identical to the notes, (except that the exchange notes will not be subject to transfer restrictions). Upon the exchange offer registration statement being declared effective, the Company will offer the exchange notes in return for surrender of the notes. The offer will remain open for not less than 20 business days after the date notice of the exchange offer is sent to holders. For each note surrendered to the Company under the exchange offer, the holder will receive an exchange note of equal principal amount. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the notes so surrendered (or if the exchange note is authenticated between a record date and interest payment date, from such interest payment date) or, if no interest has been paid on the notes, from the issue date of the notes (the “Issue Date”).

If applicable interpretations of the staff of the Commission do not permit the Company to effect the exchange offer, or under certain other circumstances, the Company will, at its cost, use commercially reasonable efforts to cause to become effective a shelf registration statement with respect to resales of the notes and to keep the registration statement effective until the date when all notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. The Company will, in the event of a shelf registration, provide copies of the prospectus to each holder, notify each holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit resales of the notes. A holder that sells its notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to a selling holder, including certain indemnification obligations.

If (i) the Company has not filed the exchange registration statement on or prior to the date that is 290 days after the Issue Date, (ii) the Company has not filed the shelf registration statement (if required) on or prior to the date that is the later of (x) 90 days after the date such obligation arises and (y) the date that is 290 days after the Issue Date, (iii) the exchange registration statement is not effective on or prior to the date that is 380 days after the Issue Date, (iv) the shelf registration statement (if required) is not effective on or prior to the date that is the later of (x) 90 days after the date the shelf registration statement is required to be filed and (y) the date that is 380 days after the Issue Date, (v) the exchange offer has not be completed within 30 business days after the effective date of the exchange registration statement, or (vi) the exchange registration statement or shelf registration statement is filed and declared effective but is thereafter either withdrawn by the Company or becomes subject to an effective stop order suspending its effectiveness (each such event referred to in clauses (i) through (vi), a “registration default”), then the interest rate on the notes will increase by a rate of 0.25% per annum for the first 90 days during which a registration default has occurred and is continuing, to be increased by 0.25% per annum for each successive 90 day period during which a registration default has occurred and is continuing but will not increase by more than 1.00% per annum notwithstanding the Company’s failure to meet more than one of these requirements.

This is a summary of the material provisions of the registration rights agreement. Because this is a summary, it may not contain all the information that is important to you. You should read the registration rights agreement in its entirety. Copies of the proposed form of registration rights agreement are available from the Company.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person (1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and (2) Indebtedness secured by a Lien encumbering any asset acquired by the specified Person; provided that any Indebtedness of such other Person that is extinguished, redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction pursuant to which such other Person becomes a Subsidiary of the specified Person will not be Acquired Debt.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” shall have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at July 15, 2014 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all remaining required interest payments due on the note through July 15, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note.

“Asset Sale” means:

(1) the sale, lease (other than operating leases in the ordinary course of business), conveyance or other disposition of any property or assets, other than Equity Interests of the Company; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and the Company’s Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described under the caption “— Repurchase at the Option of Holders — Asset Sales”; and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares).

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves property or assets having a fair market value of less than $15 million;

(2) a transfer of property or assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary thereof;

(4) the sale, lease, assignment, license, sub-license or sublease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(7) any sale, exchange or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable or unnecessary for use in connection with the business of the Company or its Restricted Subsidiaries and any sale or disposition of property in connection with scheduled turnarounds, maintenance and equipment and facility updates;

(8) the licensing or sub-licensing of intellectual property in the ordinary course of business or consistent with past practice;

(9) any sale or other disposition deemed to occur with creating, granting or perfecting a Lien not otherwise prohibited by the indenture;

(10) any issuance, sale, or transfer of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11) the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

(12) foreclosures, condemnations or any similar action on assets;

(13) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business; and

(14) sales of accounts receivable, or participations therein, and any related assets, in connection with any Permitted Receivables Financing.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Bankruptcy Code” means Title 11 of the United States Code.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation, or a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“business day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than two years from the date of acquisition;

(3) time deposits, demand deposits, money market deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million (or $100.0 million in the case of a non-U.S. bank);

(4) repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least P-1 by Moody’s Investors Service, Inc. or at least A-1 by Standard & Poor’s Rating Services (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another rating agency) and in each case maturing within two years after the date of acquisition;

(6) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively, or liquidity funds or other similar money market mutual funds, with a rating of at least Aaa by Moody’s or AAA by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another rating agency);

(7) securities issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority of any such state, commonwealth or territory or any public instrumentality thereof, maturing within two years from the date of acquisition thereof and having an investment grade rating from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services;

(8) money market funds (or other investment funds) at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition; and

(9) (a) Canadian dollars, pound sterling, Euros or any national currency of any participating member state of the EMU;

(b) local currency held by the Company or any of its Restricted Subsidiaries from time to time in the ordinary course of business; and

(c) securities issued or directly and fully guaranteed by the sovereign nation or any agency thereof (provided that the full faith and credit of such sovereign nation is pledged in support thereof) in which the Company or any of its Restricted Subsidiaries is organized or is conducting business having maturities of not more than one year from the date of acquisition.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside of the United States of America, Cash Equivalents shall also include (a) investments of the type and maturity described in clauses (3) through (8) above of foreign obligors, which investments or obligors (or the parents of such obligors) satisfy the requirements and have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (9) in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (9) above, provided that such amounts are converted into any currency listed in clauses (1) and (9) as promptly as practicable and in any event within ten business days following receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than one or more Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company (unless, after such liquidation or dissolution, Parent or any direct or indirect parent of the Company assumes all of the obligations of the Company under the indenture for the benefit of the holders of the notes as provided thereunder);

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, has become the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company; or

(4) the first day on which a majority of the members of the Board of Directors of the Company or Holding are not Continuing Directors;

provided, however, that a transaction in which Parent or any direct or indirect parent of the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (a) the shareholders of Parent or such parent immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of Parent or such parent, immediately following the consummation of such transaction or (b) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than a Permitted Holder and such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding voting stock of the Parent or such parent;

and provided, further, however, that any transaction in which the Company remains a Wholly Owned Subsidiary of Parent, but one or more intermediate holding companies between Parent and the Company are added, liquidated, merged or consolidated out of existence, shall not constitute a Change of Control.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the United States Securities and Exchange Commission and any successor organization.

“Company” means Michael Foods Group, Inc. (formerly known as M-Foods Holdings, Inc.) and its successors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) provision for taxes based on income or profits or capital gains of such Person and its Restricted Subsidiaries for such period, including without limitation state, franchise and similar taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries paid or accrued during such period (including, without duplication, the amount of any payments made pursuant to clauses 12(a) and 12(b) of paragraph (B) under “Certain Covenants — Restricted Payments”), to the extent that such provision for taxes or payment was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period (including without limitation (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities), to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation and amortization (including amortization or impairment write-offs of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization was deducted in computing such Consolidated Net Income; plus

(4) any other non-cash expenses or charges, including any impairment charge or asset write-offs or write-downs related to intangible assets (including goodwill), long-lived assets, and Investments in debt and equity securities pursuant to GAAP, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated Cash Flow to the extent paid, and excluding amortization of a prepaid cash expense or charge that was paid in a prior period); plus

(5) the amount of (a) Transaction Expenses and (b) integration costs or other business optimization expenses or costs deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions and costs related to the closure and/or consolidation of facilities; plus

(6) the amount of any minority interest expense consisting of income of a Restricted Subsidiary attributable to minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(7) expenses in connection with payments made by any such Person or its Restricted Subsidiaries with respect to industrial revenue bond financings and Guarantees in respect thereof; plus

(8) the amount of management, monitoring, consulting and advisory fees and related expenses (if any) (including termination and transaction fees) paid in such period to the Principals in accordance with the applicable management agreement as in effect on the Issue Date, to the extent otherwise permitted under the terms of the indenture; minus

(9) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business or items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period that were deducted in calculating Consolidated Cash Flow.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis (other than non-controlling interests), determined in accordance with GAAP; provided that:

(1) the Net Income of any Person, other than the specified Person, that is not a Restricted Subsidiary of the specified Person or that is accounted for by the equity method of accounting shall not be included, except that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are paid in cash (or to the extent converted into cash) or Cash Equivalents to the specified Person or a Restricted Subsidiary thereof during such period;

(2) solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph under “— Certain Covenants — Restricted Payments”, the Net Income of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders, unless such restrictions with respect to the declaration and payment of dividends or distributions have been properly waived for such entire period; provided that Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments paid in cash (or to the extent converted into cash) or Cash Equivalents to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) any amortization of fees or expenses that have been capitalized shall be excluded;

(5) non-cash charges relating to employee benefit or management compensation plans of the Company or any Restricted Subsidiary thereof or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards for the benefit of the members of the Board of Directors of Holding, any direct or indirect parent of the Company, or the Company or employees of Parent, any direct or indirect parent of the Company, or the Company and its Restricted Subsidiaries shall be excluded (other than in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period);

(6) any non-recurring charges or expenses incurred in connection with the Transactions shall be excluded;

(7) (a) any non-cash restructuring charges shall be excluded and (b) up to an aggregate of $15.0 million of other restructuring charges in any fiscal year ($30.0 million over the life of the notes) shall be excluded;

(8) any non-cash impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP, shall be excluded;

(9) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any sale of assets outside the ordinary course of business of such Person or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness or Hedging Obligations or other derivative instruments of such Person or any of its Restricted Subsidiaries, shall, in each case, be excluded;

(10) any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall, in each case, be excluded;

(11) any extraordinary, non-recurring or unusual gain or loss or expense, together with any related provision for taxes, shall be excluded;

(12) the effects of adjustments in the property, plant and equipment, inventories, goodwill, intangible assets and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transactions or any acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(13) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, financing transaction or amendment or modification of any debt instrument (including, in each case, any such transaction undertaken but not completed) and any charges or nonrecurring merger costs incurred during such period as a result of any such transaction, shall be excluded;

(14) accruals and reserves that are established or adjusted within 12 months of the date of the Issue Date that are so required to be established or adjusted as a result of the Transactions in accordance with GAAP shall be excluded;

(15) unrealized gains and losses related to Hedging Obligations shall be excluded;

(16) to the extent covered by insurance and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 day period), expenses, charges or losses with respect to liability or casualty events or business interruption shall be excluded;

(17) Consolidated Net Income will be reduced by the amount of any payments made pursuant to clauses 12(a) and 12(b) of paragraph (B) under “Certain Covenants — Restricted Payments”; and

(18) the cumulative effect of foreign currency translations shall be excluded.

“Consolidated Total Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available (giving pro forma effect to any acquisitions or dispositions of assets or properties that have been made by the specified Person or any of its Restricted Subsidiaries subsequent to the date of such balance sheet, including through mergers or consolidations).

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company or Holding, as the case may be, who:

(1) was a member of such Board of Directors on the date of the indenture;

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3) was nominated for election or elected to that Board of Directors by the Principals, Parent or any direct or indirect parent of the Company that is directly or indirectly controlled by one or more of the Principals.

“Contribution Indebtedness” means Indebtedness of either of the Company or any Guarantor in an aggregate principal amount equal to the aggregate amount of cash contributions (other than Excluded Contributions) made to the equity capital of the Company or such Guarantor (other a contribution from any Subsidiary of the Company) after the date of the indenture; provided that:

(1) such cash contributions have not been used to make a Restricted Payment, and

(2) such Contribution Indebtedness (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the incurrence date thereof.

“Credit Agreement” means that certain credit agreement dated on or about the Issue Date among the Company, the guarantors party thereto, Bank of America, N.A. as administrative agent and the other lenders and agents party thereto, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), credit agreements, financings, commercial paper facilities, note purchase agreements, indentures, or other agreements, in each case with banks, lenders, purchasers, investors, trustees, agents or other representatives of any of the foregoing, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in receivables and including Permitted Receivables Financings), letters of credit, notes or other borrowings or other extensions of credit, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary of the Company in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means preferred stock of Parent, the Company or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to the Company or any of their Subsidiaries) and is so designated as Designated Preferred Stock pursuant to an Officer’s Certificate executed by the principal financial officer of Parent, the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that only the portion of the Capital Stock which so matures, is mandatorily redeemable or is redeemable at the option of the holder prior to such date shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control (or similarly defined term) or an Asset Sale (or similarly defined term) shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the notes mature. Disqualified Stock shall not include Capital Stock which is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excluded Contribution” means net cash proceeds received by the Company and their respective Restricted Subsidiaries as capital contributions after the date of the indenture or from the issuance or sale (other than to a Restricted Subsidiary) of Equity Interests (other than Disqualified Stock) of the Company, Parent or a direct or indirect parent of the Company, in each case to the extent designated as an Excluded Contribution pursuant to an Officers’ Certificate and not previously included in the calculation set forth in clause (3)(b) of paragraph (A) of “— Certain Covenants — Restricted Payments” for purposes of determining whether a Restricted Payment may be made.

“Excluded Subsidiary” means:

(1) any Foreign Subsidiary; and

(2) any Restricted Subsidiary of the Company, as reflected on its most recent balance sheet prepared in accordance with GAAP, whose assets do not exceed an amount equal to 2.5% of the Company’s Consolidated Total Assets and whose revenues do not exceed an amount equal to 2.5% of the consolidated revenues of the Company; provided that (a) the total assets of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (2), as reflected on their respective most recent balance sheets prepared in accordance with GAAP, do not in the aggregate at any time exceed 5.0% of the Company’s Consolidated Total Assets and (b) the total revenues of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (2) for the twelve month period ending on the last day of the most recent fiscal quarter for which financial statements for the Company are available, as reflected on such income statements, do not in the aggregate exceed 5.0% of the Company’s consolidated revenues.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Existing Notes” means the 9.75% Senior Discount Notes due 2013 of the Company and the 8.00% Senior Subordinated Notes due 2013 of Michael Foods, Inc. outstanding on the Issue Date.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. For purposes of determining compliance with the provisions of the indenture described under the caption “— Certain Covenants”, any determination that the fair market value of assets other than cash or Cash Equivalents is equal to or greater than $35.0 million will be made by the Company’s or Holding’s Board of Directors and evidenced by a resolution thereof and set forth in an Officers’ Certificate.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, retires or redeems any Indebtedness or issues, repurchases or redeems preferred stock or Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, retirement or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock or Disqualified Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) the Transactions, Investments, acquisitions, dispositions, mergers, consolidations, business restructurings, operational changes and any financing transactions relating to any of the foregoing (collectively, “relevant transactions”), in each case that have been made by the specified Person or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including Pro Forma Cost Savings; if since the beginning of such period any Person that subsequently becomes a Restricted Subsidiary of the Company or was merged with or into the Company or any Restricted Subsidiary thereof since the beginning of such period shall have made any relevant transaction that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such relevant transaction had occurred at the beginning of the applicable four-quarter period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including Pro Forma Cost Savings;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period. Interest on Indebtedness that may optionally be determined at an interest rate based on a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate. Interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based on the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent deducted (and not added back) in computing Consolidated Net Income, including, without limitation, (a) amortization of original issue discount, (b) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (c) the interest component of any deferred payment obligations, (d) the interest component of all payments associated with Capital Lease Obligations, (e) imputed interest with respect to Attributable Debt, (f) commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and (g) net of the effect of all payments made or received pursuant to interest rate Hedging Obligations, but in each case excluding (v) accretion of accrual of discounted liabilities not constituting Indebtedness, (w) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (y) any expensing of bridge, commitment or other financing fees; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, and all cash dividends on any series of preferred stock of any Restricted Subsidiary of such Person, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, less

(5) interest income for such period,

in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Borrowing Base” means, as of any date, an amount equal to:

(1) 80% of the face amount of all accounts receivable owned by the Foreign Subsidiaries (unless owed by the Company or any of its Restricted Subsidiaries) as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

(2) 50% of the book value of all inventory owned by the Foreign Subsidiaries as of the end of the most recent fiscal quarter preceding such date;

all calculated on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia and any Restricted Subsidiary that is a direct or indirect subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Government Securities” means (1) securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) securities that are obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means any Restricted Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture and their respective successors and assigns until released from their obligations under their Note Guarantees and the indenture in accordance with the terms of the indenture.

“Hedge Agreements” means:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping interest rate risk either generally or under specific contingencies;

(2) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping foreign currency exchange rate risk either generally or under specific contingencies;

(3) commodity swap agreements, commodity cap agreements, commodity collar agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping commodity risk either generally or under specific contingencies.

“Hedging Obligations” means the obligations owed by the Company and the Guarantors to the counterparties under the Hedge Agreements, including any guarantee obligations in respect thereof.

“holder” means a Person in whose name a note is registered.

“Holding” means MFI Holding Corporation, a Delaware corporation, and its successors.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that

(1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and

(2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) shall be considered an incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges of the Company or its Restricted Subsidiary as accrued and the amount of any such accretion or payment of interest in the form of additional Indebtedness or additional shares of Disqualified Stock is for all purposes included in the Indebtedness of the Company or its Restricted Subsidiary as accreted or paid.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) evidenced by letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in clause (1) or (2) above or clause (4), (5), (6), (7) or (8) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth business day following receipt by such Person of a demand for reimbursement;

(4) in respect of banker’s acceptances;

(5) in respect of Capital Lease Obligations, Attributable Debt and Permitted Receivables Financings;

(6) in respect of the balance deferred and unpaid of the purchase price of any property, except (i) any such balance that constitutes an accrued expense or trade payable or similar obligation to a trade creditor and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

(7) representing Hedging Obligations, other than Hedging Obligations that are incurred in the normal course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

(8) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price,

in each case, if and to the extent any of the preceding items (other than letters of credit, Permitted Receivables Financings, Disqualified Stock and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.

In addition, the term “Indebtedness” includes (1) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); provided that the amount of such Indebtedness shall be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness, and (2) to the extent not otherwise included, the

Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the Company or Holding.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

(i) any liability for foreign, federal, state, local or other taxes,

(ii) performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations not in connection with money borrowed, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business,

(iii) any liability arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such liability is extinguished within five business days of its incurrence,

(iv) any liability owed to any Person in connection with workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business,

(v) any indebtedness existing on the date of the indenture that has been satisfied and discharged or defeased by legal defeasance,

(vi) any operating leases as such an instrument would be determined in accordance with GAAP on the date of the indenture, or

(vii) agreements providing for indemnification, adjustment of purchase price or earn-outs or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition or acquisition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received in connection with such transaction.

“Investment Grade Securities” means

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;

(2) debt securities or debt instruments with an investment grade rating (but not including any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries);

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) above which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees, but excluding advances to customers or suppliers and trade credit in the ordinary course of business to the extent they are in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, payroll, travel and similar advances to officers, directors and employees made in the ordinary course of business, and excluding advances set forth in the preceding parenthetical), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. In no event shall a guarantee of an operating lease of the Company or any Restricted Subsidiary be deemed an Investment.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such

Restricted Subsidiary in such third Person only if such Investment was made in contemplation of, or in connection with, the acquisition of such Person by the Company or such Restricted Subsidiary and the amount of any such Investment shall be determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

“Issue Date” means the date on which the notes are originally issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the city of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including (1) any conditional sale or other title retention agreement, (2) any lease in the nature thereof, (3) any option or other agreement to sell or give a security interest and (4) any filing, authorized by or on behalf of the relevant grantor, of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 20, 2010, by and among the Company, Michael Foods, Inc., MFI Midco Corporation, MFI Acquisition Corporation and Michael Foods Investors, LLC (as stockholder representative), as the same may be amended prior to the Issue Date.

“Moody’s” means Moody’s Investors Service Inc. and any successor to the rating agency business thereto.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of dividends on preferred stock.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale and the sale or other disposition of any non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage or sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, and (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, as well as any other reserve established in accordance with GAAP related to severance costs, pension and other post-employment benefit liabilities, liabilities related to environmental matters, or any indemnification obligations associated with such transaction.

“Note Guarantee” means a Guarantee of the notes pursuant to the indenture.

“Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities (including all interest, fees and expenses accruing after the commencement of any insolvency or liquidation proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) under the terms of any Indebtedness.

“Offers” means, collectively, the cash tender offers by the Company and Michael Foods, Inc. for the Existing Notes.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, the General Counsel, the Secretary, any Executive Vice President, any Senior Vice President, any Vice President or any Assistant Vice President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Company by an Officer of the Company, who must be the principal executive officer, the principal operating officer, the principal financial officer, the treasurer, the principal accounting officer or the general counsel of the Company that meets the requirements of the indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the trustee (who may be counsel to or an employee of the Company, any Subsidiary of the Company or the trustee) that meets the requirements of the indenture.

“Parent” means MFI Midco Corporation, a Delaware corporation, and its successors.

“parent of the Company” means any one or more parents of the Company, that owns, directly or indirectly, all or any portion of the Capital Stock of the Company.

“Permitted Business” means any business conducted or proposed to be conducted (as described in the prospectus) by the Company and its Restricted Subsidiaries on the date of the indenture and other businesses reasonably related, complementary or ancillary thereto and reasonable expansions or extensions thereof.

“Permitted Holder” means each of the Principals and members of management of the Company, Parent or a direct or indirect parent of the Company (provided that if the members of Management beneficially own more than ten percent (10%) of the outstanding voting Equity Interests of the applicable Person in the aggregate, or have the right, directly or indirectly, to designate (and do so designate) more than ten percent (10%) of the board of directors of the applicable Person, they shall be treated as Permitted Holders of only ten percent (10%) of the outstanding voting Equity Interests of such Person and as a person other than a “Permitted Holder” to the extent of any excess ownership) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that in the case of such group and without giving effect to the existence of such group or any other group, such Principals and members of management, collectively, have direct or indirect beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company. If a third party acquires the Company, Parent or a direct or indirect parent of the Company and in connection with that transaction a Change of Control Offer is consummated, following the consummation of that Change of Control Offer the third party acquiror (together with its controlling shareholders and management) will be deemed to be additional Permitted Holders.

“Permitted Investments” means:

(1) any Investment in the Company or a Restricted Subsidiary of the Company, including any investment in the notes or the guarantees thereof;

(2) any Investment in cash or Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

and, in each case, any Investment held by such Person, provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” or from any other disposition of assets not constituting an Asset Sale;

(5) Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company, Parent or any direct or indirect parent of the Company; provided to the extent included in this clause (5) such issuance is excluded from clause (A)(3)(b) under “— Certain Covenants — Restricted Payments”;

(6) Hedging Obligations that are incurred in the normal course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(7) Investments received in satisfaction of judgments or in settlements of debt or compromises of obligations incurred in the ordinary course of business;

(8) loans or advances or guarantees of Indebtedness to employees of the Company or any of its Restricted Subsidiaries that are approved by a majority of the disinterested members of the Board of Directors of the Company or Holding, in an aggregate principal amount of $5.0 million at any one time outstanding;

(9) loans and advances to employees, directors, officers, managers, distributors and consultants (i) for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or (ii) to fund such Person’s purchase of Equity Interests of the Company or any direct or indirect parent thereof; provided that any such loan or advance under clause (ii) does not involve any cash outflow from the Company after giving effect to such loan and related equity purchase and related transactions;

(10) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(11) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) since the date of the indenture, not to exceed the greater of (1) $75.0 million and (2) 3.5% of the Company’s Consolidated Total Assets at the time of such Investment;

(12) any Investment existing on the Issue Date;

(13) any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(14) guarantees of Indebtedness of the Company or any Restricted Subsidiary which Indebtedness is permitted under the covenant described in “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(15) any transaction which constitutes an Investment to the extent permitted and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (3), (5), (7), (9) to (13), (15) and (17) of such paragraph);

(16) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(17) Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business;

(18) Investments in Unrestricted Subsidiaries, joint ventures and/or equity investees of the Company or any of its Restricted Subsidiaries in an aggregate amount not to exceed $75.0 million;

(19) Investments arising as a result of any Permitted Receivables Financing;

(20) Investments in the ordinary course of business consisting of (a) endorsements for collection or deposit and (b) customary trade arrangements with customers consistent with past practices; and

(21) Investments made in the ordinary course of business and consistent with past practice in connection with obtaining, maintaining or renewing client contracts and loans or advances made to distributors in the ordinary course of business and consistent with past practice.

“Permitted Liens” means:

(1) Liens securing Indebtedness under Credit Facilities incurred under clause (1) of Permitted Debt and all Obligations in respect thereof;

(2) Liens securing Indebtedness (and Obligations in respect thereof) permitted to be incurred under the indenture; provided that (as of the date of incurrence of any such Indebtedness and after giving pro forma effect to the application of the net proceeds therefrom and with letters of credit deemed to have a principal amount equal to the face amount thereof), the Secured Debt Ratio does not exceed 3.75 to 1.0;

(3) Liens in favor of the Company or any Restricted Subsidiary;

(4) Liens on property or Capital Stock of a Person existing at the time such Person is acquired by, merged with or into or consolidated, combined or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such merger, acquisition, consolidation, combination or amalgamation and do not extend to any assets other than those of the Person acquired by or merged into or consolidated, combined or amalgamated with the Company or the Restricted Subsidiary;

(5) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(6) Liens existing on the date of the indenture, other than liens to secure Obligations under the Credit Agreement outstanding on the date of the indenture;

(7) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured the original Lien, and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(8) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by the provision described in clause (4) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that any such Lien (i) covers only the assets acquired, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, construction or improvement;

(9) Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and employee health and disability benefits, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith;

(10) Liens to secure the performance of bids, tenders, completion guarantees, public or statutory obligations, surety or appeal bonds, bid leases, performance bonds, reimbursement obligations under letters of credit that do not constitute Indebtedness or other obligations of a like nature, and deposits as security for contested taxes or for the payment of rent, in each case incurred in the ordinary course of business;

(11) Liens for taxes, assessments or governmental charges or claims that are not yet overdue by more than 30 days or that are payable or subject to penalties for nonpayment or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision required under GAAP has been made therefor;

(12) Carriers’, warehousemen’s, landlords’, mechanics’, suppliers’, materialmen’s and repairmen’s and similar Liens, or Liens in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of customs duties, in each case (whether imposed by law or agreement) incurred in the ordinary course of business;

(13) licenses, entitlements, servitudes, easements, rights-of-way, restrictions, reservations, covenants, conditions, utility agreements, rights of others to use sewers, electric lines and telegraph and telephone lines, minor imperfections of title, minor survey defects, minor encumbrances or other similar restrictions on the use of any real property, including zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business, that were not incurred in connection with Indebtedness and do not, in the aggregate, materially diminish the value of said properties or materially interfere with their use in the operation of the business of the Company or any of its Restricted Subsidiaries;

(14) leases, subleases, licenses, sublicenses or other occupancy agreements granted to others in the ordinary course of business which do not secure any Indebtedness and which do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(15) with respect to any leasehold interest where the Company or any Restricted Subsidiary of the Company is a lessee, tenant, subtenant or other occupant, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or sublandlord of such leased real property encumbering such landlord’s or sublandlord’s interest in such leased real property;

(16) Liens arising from Uniform Commercial Code financing statement filings regarding precautionary filings, consignment arrangements or operating leases entered into by the Company or any of its Restricted Subsidiaries granted in the ordinary course of business;

(17) Liens (i) of a collection bank arising under Section 4-210 of the New York Uniform Commercial Code on items in the course of collection, (ii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) within general parameters customary in the banking industry or (iii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business;

(18) Liens securing judgments for the payment of money not constituting an Event of Default under the indenture pursuant to clause (6) under “Events of Default and Remedies”, so long as such Liens are adequately bonded;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) Liens arising out of conditional sale, title retention, consignment or similar arrangements, or that are contractual rights of set-off, relating to the sale or purchase of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(21) Liens arising under any Permitted Receivables Financing;

(22) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement permitted under the indenture;

(23) any extension, renewal or replacement, in whole or in part of any Lien described in clauses (4), (5), (6) and (8) and this clause (23) of this definition of “Permitted Liens”; provided that any such extension, renewal or replacement is no more restrictive in any material respect than any Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(24) Liens on cash or cash equivalents securing Hedging Obligations in existence on the date of the indenture or permitted to be incurred under the indenture;

(25) Liens other than any of the foregoing incurred by the Company or any Restricted Subsidiary of the Company with respect to Indebtedness or other obligations that do not, in the aggregate, exceed $50 million at any one time outstanding;

(26) Liens on Capital Stock issued by, or any property or assets of, any Foreign Subsidiary securing Indebtedness incurred by a Foreign Subsidiary in compliance with the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(27) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(28) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(29) Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement not prohibited by the indenture; and

(30) Liens upon specific items of inventory or other goods and proceeds securing obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods.

The Company may classify (or later reclassify) any Lien in any one or more of the above categories (including in part in one category and in part another category).

“Permitted Receivables Financing” means any receivables financing facility or arrangement pursuant to which a Securitization Subsidiary purchases or otherwise acquires accounts receivable of the Company or any of its Restricted Subsidiaries and enters into a third party financing thereof on terms that the Board of Directors of the Company or Holding has concluded are customary and market terms fair to the Company and its Restricted Subsidiaries.

“Permitted Refinancing Indebtedness” means:

(A) any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has:

(a) a final maturity date later than (x) the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (y) the date that is 91 days after the maturity of the notes, and

(b) a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of (x) the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (y) the notes;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is contractually subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu in right of payment with, or subordinated in right of payment to, the notes or such Note Guarantees; and

(5) such Indebtedness is incurred either (a) by the Company or any Guarantor or (b) by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(B) any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund other Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock held by the Company or any of its Restricted Subsidiaries); provided that:

(1) the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the liquidation or face value of the Disqualified Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has:

(a) a final redemption date later than (x) the final redemption date of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded or (y) the date that is 91 days after the maturity of the notes; and

(b) has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of (x) the Disqualified Stock being extended, refinanced, renewed, replaced or refunded or (y) the notes;

(3) if the Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded is contractually subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(4) such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

(5) such Disqualified Stock is issued either (a) by the Company or any Guarantor or (b) by the Restricted Subsidiary that is the issuer of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“preferred stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Principals” means GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co., THL Managers V, LLC and each of their respective their Affiliates. For purposes of “— Certain Covenants — Transactions with Affiliates”, any entity that would be deemed to be an “Affiliate” because its equity is owned by one or more Principals will not be deemed to be an Affiliate for purposes of that covenant.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs, integration and other synergies (including, without limitation, improvements to gross margins) and related adjustments that (1) are directly attributable to an acquisition that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (2) were actually implemented with respect to any acquisition within 12 months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by underlying accounting records or (3) the Company reasonably determines are expected to be realized within 12 months of the Calculation Date and, in the case of each of (1), (2) and (3), are described, as provided below, in an Officers’ Certificate, as if all such reductions in costs and integration and other synergies had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be established by a certificate delivered to the trustee from the Company’s Chief Financial Officer or another Officer authorized by the Board of Directors of the Company or Holding to deliver an Officers’ Certificate under the indenture that outlines the specific actions taken or to be taken and the benefit achieved or to be achieved from each such action and, in the case of clause (3) above, that states such benefits have been determined to be probable.

“Qualified Equity Offering” means (1) any public or private placement of Capital Stock (other than Disqualified Stock) of the Company, Parent or any other direct or indirect parent of the Company (other than

Capital Stock sold to the Company or a Subsidiary of the Company); provided that if such public offering or private placement is of Capital Stock of Parent or any other direct or indirect parent of the Company, the term “Qualified Equity Offering” shall refer to the portion of the net cash proceeds therefrom that has been contributed to the equity capital of the Company or (2) the contribution of cash to the Company as an equity capital contribution.

“Replacement Assets” means (1) tangible non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to the rating agency business thereto.

“Sale and Leaseback Transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof, but excluding any such transaction that is accounted for under GAAP as a capitalized lease obligation.

“Secured Debt Ratio” means, as of any date of determination, the ratio of (x) consolidated Indebtedness of the Company and its Restricted Subsidiaries (other than intercompany Indebtedness between or among the Company and any of the Guarantors) outstanding as of that date (with outstanding letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) that is secured by a Lien on any assets of the Company or any Restricted Subsidiary, to (y) the Company’s Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the amount of such secured Indebtedness and Consolidated Cash Flow as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”. For purposes of this calculation, the amount of Indebtedness outstanding as of any date of determination shall not include any Hedging Obligations that are incurred for non-speculative purposes.

“Securitization Subsidiary” means a Subsidiary of the Company

(1) that is designated a “Securitization Subsidiary” by the Board of Directors of the Company or Holding,

(2) that does not engage in, and whose charter prohibits it from engaging in, any activities other than Permitted Receivables Financings and any activity necessary, incidental or related thereto,

(3) no portion of the Indebtedness or any other obligation, contingent or otherwise, of which

(a) is Guaranteed by the Company, any Guarantor or any Restricted Subsidiary of the Company,

(b) is recourse to or obligates the Company, any Guarantor or any Restricted Subsidiary of the Company in any way, or

(c) subjects any property or asset of the Company, any Guarantor or any Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, and

(4) with respect to which neither the Company, any Guarantor nor any Restricted Subsidiary of the Company (other than an Unrestricted Subsidiary) has any obligation to maintain or preserve such its financial condition or cause it to achieve certain levels of operating results, other than, in respect of clauses (3) and (4), pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Permitted Receivables Financing.

“Significant Subsidiary” means any Restricted Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X under the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or one or more subsidiaries of such Person (or any combination thereof).

“Transactions” means the transactions contemplated by the Merger Agreement, the issuance of the notes, borrowings under the Credit Agreement on the Issue Date, the Offers and other transactions in connection therewith or incidental thereto.

“Transaction Expenses” means any fees or expenses incurred or paid by the Company or any Restricted Subsidiary in connection with the Transactions, including without limitation payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses and charges for repurchase or rollover of, or modifications to, stock options.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15, 2014; provided, however, that if the period from the redemption date to July 15, 2014, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means (i) any Securitization Subsidiary and (ii) any Subsidiary of the Company that is designated as an Unrestricted Subsidiary pursuant to a resolution of the Company’s or Holding’s Board of Directors in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal or liquidation or face value, including payment at final maturity or redemption, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal or liquidation or face value amount of such Indebtedness or Disqualified Stock.

“Wholly Owned Domestic Subsidiary” of any specified Person means a Domestic Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes. Broker-dealers who acquired the Restricted Notes directly from us in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resales of the Exchange Notes and cannot rely on the position of the staff of the Commission enunciated in the Exxon Capital no-action letter. In addition, broker-dealers who acquired Restricted Notes directly from us in the initial offering cannot use this prospectus in connection with resales of the Exchange Notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer Exchange Notes for, any Restricted Notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase Restricted Notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of Exchange Notes received in the exchange offer, where such Exchange Notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any Restricted Notes outstanding after expiration of the exchange offer. We have agreed that, for a period of up to 180 days from the date on which the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 5, 2011, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of such Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 180 days from the date on which the exchange offer is completed, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify holders of the Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations relating to the exchange of Restricted Notes for Exchange Notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of Restricted Notes that hold the Restricted Notes as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•

tax consequences to holders that may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or foreign currencies, brokers, certain financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, retirement plans, real estate investment trusts, controlled foreign corporations and shareholders of such corporations, passive foreign investment companies and shareholders of such companies, former citizens or long-term residents of the United States, certain U.S. expatriates or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the U.S. Dollar;

•	tax consequences to persons who hold notes through a partnership or similar pass-through entity;

•	alternative minimum tax, gift tax or estate tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Notes

The exchange of the Restricted Notes for the Exchange Notes in the exchange offer will not constitute a taxable exchange. As a result, you will not recognize taxable gain or loss as a result of such exchange, the holding period of the Exchange Notes you receive will include the holding period of the Restricted Notes you exchange and the adjusted tax basis of the Exchange Notes you receive will be the same as the adjusted tax basis of the Restricted Notes you exchange.

The preceding discussion of certain material U.S. federal income tax consequences is not tax advice. Accordingly, each investor is urged to consult its own tax advisor as to the particular tax consequences to it of exchanging Restricted Notes for Exchange Notes, including the applicability and effect of any U.S. federal, state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS

Weil, Gotshal & Manges LLP has passed upon the validity of the Exchange Notes and the related guarantees on behalf of the issuer.

EXPERTS

The financial statements as of January 1, 2011 and January 2, 2010 and for the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009 included in the prospectus have been included in reliance of the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors or the Exchange Notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete.

We are currently not subject to the periodic reporting and other informational requirements of the Exchange Act. As a result of the offering of the Exchange Notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

So long as we are subject to the reporting requirements of the Exchange Act, we and the guarantors are required to make available to the trustee and the holders of the notes the information required to be filed with the SEC. Regardless of whether we are subject to the reporting requirements of the Exchange Act, we have agreed that for as long as any of the notes remain outstanding, we will furnish to the trustee and holders of the notes certain information that would otherwise be required to be filed with the SEC under Sections 13 or 15(d) of the Exchange Act.

This prospectus contains summaries of certain agreements that we have entered into in connection with the exchange offer, such as the indenture and agreements described under “Summary — Summary of the Terms of the Exchange Offer” and “Certain Relationships and Related Party Transactions.” The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of January 1, 2011 and January 2, 2010	F-4
Consolidated Statements of Operations for the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009	F-5
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009	F-6
Consolidated Statements of Cash Flows for the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of April 2, 2011 and January 1, 2011	F-47
Condensed Consolidated Statements of Operations for the three month periods ended April 2, 2011 and April 3, 2010	F-48
Condensed Consolidated Statement of Shareholders’ Equity and Comprehensive Income (Loss) for the three month periods ended April 2, 2011	F-49
Condensed Consolidated Statements of Cash Flows for the three month periods ended April 2, 2011 and April 3, 2010	F-50
Notes to Condensed Consolidated Financial Statements	F-51
Schedule II Valuation and Quantifying Accounts	F-68

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Michael Foods Group, Inc.:

In our opinion, the accompanying consolidated balance sheet as of January 1, 2011 and the related consolidated statements of operations, of stockholders’ equity and of cash flows for the period from June 27, 2010 through January 1, 2011 present fairly, in all material respects, the financial position of Michael Foods Group, Inc and its subsidiaries (the Company) at January 1, 2011, and the results of their operations and their cash flows for the period from June 27, 2010 through January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

March 30, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Michael Foods Group, Inc.:

In our opinion, the accompanying consolidated balance sheet as of January 2, 2010 and the related consolidated statements of operations, of stockholder’s equity and of cash flows for the period from January 3, 2010 through June 26, 2010 and for the two years ended January 2, 2010 and January 3, 2009 present fairly, in all material respects, the financial position of M-Foods Holdings, Inc. and its subsidiaries (the Predecessor), at January 2, 2010, and the results of their operations and their cash flows for the period from January 3, 2010 through June 26, 2010 and for the two years ended January 2, 2010 and January 3, 2009, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

March 30, 2011

MICHAEL FOODS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, Except Share and Per Share Data)

	Company	Predecessor
	January 1,	January 2,
	2011	2010
ASSETS
Current Assets
Cash and equivalents	$44,805	$87,061
Accounts receivable, less allowances	140,266	124,520
Inventories	133,131	125,976
Income taxes	23,503	286
Prepaid expenses and other	9,540	7,853

Total Current Assets	351,245	345,696
Property, Plant and Equipment
Land	9,212	7,279
Buildings and improvements	110,230	159,111
Machinery and equipment	224,189	401,059

	343,631	567,449
Less accumulated depreciation	33,315	317,784

	310,316	249,665
Other Assets
Goodwill	829,594	522,916
Intangible assets, net	616,008	171,076
Deferred financing costs	48,545	12,477
Other assets	8,390	5,833

	1,502,537	712,302

	$2,164,098	$1,307,663

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Current maturities of long-term debt	$9,983	$5,667
Accounts payable	70,321	71,793
Accrued liabilities
Compensation	18,922	24,112
Customer programs	35,164	37,846
Interest	22,298	6,818
Other	24,366	23,700

Total Current Liabilities	181,054	169,936
Long-term debt, less current maturities	1,219,199	701,431
Deferred income taxes	286,439	85,699
Other long-term liabilities	3,791	23,700
Commitments and contingencies	0	0
Shareholder’s Equity
Common stock, $0.01 par value, 5,000 shares authorized and 100 shares issued and outstanding as of January 1, 2011; Predecessor common stock, $0.01 par value, 510,000 shares authorized and 476,215 shares issued and outstanding as of January 2, 2010	0	5
Additional paid-in capital	468,818	159,016
Retained earnings	3,277	163,581
Accumulated other comprehensive income	1,520	4,295

	473,615	326,897

	$2,164,098	$1,307,663

The accompanying notes are an integral part of these financial statements.

MICHAEL FOODS GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Periods Ended

(In thousands)

	Company	Predecessor
	Six Months Ended January 1, 2011	Six Months Ended June 26, 2010	Year Ended,
			January 2,	January 3,
			2010	2009
Net sales	$858,306	$743,995	$1,542,779	$1,804,373
Cost of sales	726,832	612,748	1,241,613	1,528,420

Gross profit	131,474	131,247	301,166	275,953
Selling, general and administrative expenses	76,085	102,283	145,883	165,938
Transaction costs	0	14,730	0	0

Operating profit	55,389	14,234	155,283	110,015
Interest expense, net	52,871	30,985	59,184	56,099
Unrealized gain on currency translation	(738)	0	0	0
Loss on early extinguishment of debt	0	31,238	3,237	0

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	3,256	(47,989)	92,862	53,916
Income tax expense (benefit)	(249)	(13,765)	32,690	15,935

Earnings (loss) before equity in losses of unconsolidated subsidiary	3,505	(34,224)	60,172	37,981
Equity in losses of unconsolidated subsidiary	228	59	0	0

Net earnings (loss)	$3,277	$(34,283)	$60,172	$37,981

The accompanying notes are an integral part of these financial statements.

MICHAEL FOODS GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

AND COMPREHENSIVE INCOME

For the Periods Ended January 1, 2011, June 26, 2010, January 2, 2010 and January 3, 2009

(In thousands)

					Accumulated
			Additional		Other		Total
	Shares		Paid-In	Retained	Comprehensive	Comprehensive	Shareholder’s
	Issued	Amount	Capital	Earnings	Income (Loss)	Income	Equity
Predecessor
Balance at December 29, 2007	476	$5	$157,812	$65,428	$5,877		$229,122
Capital invested by parent			125				125
Non-cash stock option compensation			692				692
Net earnings				37,981		$37,981
Foreign currency translation adjustment					(3,616)	(3,616)
Futures loss					(4,805)	(4,805)

Comprehensive income						$29,560	29,560

Balance at January 3, 2009	476	5	158,629	103,409	(2,544)		259,499
Capital invested by (note receivable from) parent			(100)				(100)
Non-cash stock option compensation			487				487
Net earnings				60,172		$60,172
Foreign currency translation adjustment					1,954	1,954
Futures gain					4,885	4,885

Comprehensive income						$67,011	67,011

Balance at January 2, 2010	476	5	159,016	163,581	4,295		326,897
Capital invested by parent			637,870				637,870
Stock option compensation			35,762				35,762
Net earnings (loss)				(34,283)		$(34,283)
Foreign currency translation adjustment					150	150
Futures loss					(776)	(776)

Comprehensive income (loss)						$(34,909)	(34,909)

Balance at June 26, 2010	476	$5	$832,648	$129,298	$3,669		$965,620

Company
Balance at June 27, 2010	5	$0	$0	$0	$(336)		$(336)
Capital invested by MFI Midco Corporation			483,150				483,150
Dividend to parent for transaction costs			(15,374)				(15,374)
Stock option compensation			1,042				1,042
Net earnings				3,277		$3,277
Foreign currency translation adjustment					2,092	2,092
Futures loss					(236)	(236)

Comprehensive income						$5,133	5,133

Balance at January 1, 2011	5	$0	$468,818	$3,277	$1,520		$473,615

The accompanying notes are an integral part of these financial statements.

MICHAEL FOODS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended (In thousands)

	Company	Predecessor
	Six Months Ended January 1, 2011	Six Months Ended June 26, 2010	Year Ended,
			January 2,	January 3,
			2010	2009
Cash flow from operating activities:
Net earnings (loss)	$3,277	$(34,283)	$60,172	$37,981
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	33,718	28,550	47,841	61,890
Amortization of intangibles	16,044	7,459	15,431	15,431
Amortization of deferred financing costs	4,119	1,828	3,987	4,036
Write-off of deferred financing costs	0	10,475	3,171	0
Amortization of original issue discount on long-term debt	1,578	1,570	2,371	0
Write-off of original issue discount on long-term debt	0	10,133	0	0
Deferred income taxes	(10,801)	(14,894)	(364)	(16,046)
Preferred return on deferred compensation	0	1,444	1,519	1,431
Accreted interest on senior subordinated notes	0	0	3,367	13,879
Non-cash stock option compensation	1,042	35,762	487	692
Changes in operating assets and liabilities:
Accounts receivable	(14,611)	1,440	785	8,024
Inventories	11,473	(326)	2,035	(13,368)
Prepaid expenses and other	9,204	(6,847)	4,495	(4,562)
Accounts payable	11,573	(13,164)	(19,260)	(4,122)
Accrued liabilities	4,711	14,676	9,299	(6,177)

Net cash provided by operating activities	71,327	43,823	135,336	99,089
Cash flows from investing activities:
Capital expenditures	(20,541)	(22,354)	(64,133)	(39,062)
Business acquisition (net of cash acquired)	(1,609,816)	0	0	(8,652)
Investments in and equity adjustments of joint ventures and other	318	(1,500)	(5,543)	0

Net cash used in investing activities	(1,630,039)	(23,854)	(69,676)	(47,714)
Cash flows from financing activities:
Payments on long-term debt	(14,675)	(685,564)	(500,629)	(2,070)
Proceeds from long-term debt	1,202,700	6,032	452,942	0
Payments on stock option exercises/share repurchases	0	0	(222)	(517)
Additional capital invested by (note receivable from) parent	483,150	637,870	(100)	125
Dividend to parent for transaction costs	(15,374)	0	0	0
Deferred financing costs	(52,337)	(153)	(9,095)	(463)

Net cash (used in) provided by financing activities	1,603,464	(41,815)	(57,104)	(2,925)
Effect of exchange rate changes on cash	53	(31)	451	(473)

Net increase (decrease) in cash and equivalents	44,805	(21,877)	9,007	47,977
Cash and equivalents at beginning of period	0	87,061	78,054	30,077

Cash and equivalents at end of period	$44,805	$65,184	$87,061	$78,054

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$25,343	$30,595	$45,041	$37,845
Income taxes	5,000	12,172	33,964	34,620
Reclassification of non-current other assets to property, plant and equipment	$0	$0	$0	$16,250

The accompanying notes are an integral part of these financial statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Michael Foods Group, Inc. is a diversified producer and distributor of food products in three areas—egg products, cheese and other dairy case products, and potato products.

The Michael Foods Group, Inc. is a wholly-owned subsidiary of MFI Midco Corporation (“Midco” or “Parent”). Midco is a wholly-owned subsidiary of MFI Holding Corporation (“MFI Holding”), whose security holders include affiliates of Goldman Sachs Capital Partners, affiliates and co-investors of Thomas H. Lee Partners L.P. and certain current and former members of management.

Basis of Presentation

As further discussed in Note B, on June 29, 2010, M-Foods Holdings, Inc. together with its subsidiaries ,the “Predecessor”, merged with and into MFI Acquisition Corporation, and the surviving entity was renamed Michael Foods Group, Inc. (“Michael Foods” “Company,” “we,” “us,” “our”). The merger was accounted for as a business combination and a new accounting basis was established. Accordingly, the accompanying consolidated financial statements are presented for two periods, Predecessor and Company, which relate to the accounting periods preceding and succeeding the consummation of the merger. The Predecessor and Company periods have been separated by a vertical line on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost basis of accounting. The accounting policies followed by us in the preparation of our consolidated financial statements for the Company period are consistent with those of the Predecessor period and are further described below.

Also, as discussed in Note B, the Predecessor is, collectively, M-Foods Holdings, Inc. and its subsidiaries. The Michael Foods entity that filed reports with the Securities and Exchange Commission prior to the June 29, 2010 merger was Michael Foods, Inc., a direct, wholly-owned subsidiary of M-Foods Holdings, Inc. In general, the Michael Foods, Inc. filings did not include financial information with respect to M-Foods Holdings, Inc. Consequently, certain Predecessor information herein is not directly comparable to information in the Michael Foods, Inc. filings. Prior to the merger, M-Foods Holdings, Inc. liabilities consisted solely of 9.75% senior subordinated notes (the fully-accreted balance of which, as of June 26, 2010, was $154.1 million) and M-Foods Holdings, Inc.’s sole asset was the shares of Michael Foods, Inc.

For ease of presentation, the merger has been reflected in the accompanying financial statements as if it had occurred on Sunday, June 27, 2010, the beginning of the Company’s fiscal quarter. Management determined that no material transactions occurred on June 27 or June 28, 2010.

Principles of Consolidation and Fiscal Year

The consolidated financial statements include the accounts of the Company and all wholly and majority owned subsidiaries in which it has control. All significant intercompany accounts and transactions have been eliminated. The Company’s investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest to December 31. The periods presented are as follows:

Fiscal six month period ended January 1, 2011 contained twenty-seven weeks.

Fiscal six month period ended June 26, 2010 contained twenty-five weeks.

Fiscal year 2009 contained a fifty-two week period and ended January 2, 2010.

Fiscal year 2008 contained a fifty-three week period and ended January 3, 2009.

Use of Estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, related revenues and expenses and disclosure about contingent assets and liabilities at the date of the financial statements. Actual results could differ from the estimates used by management.

Cash and Equivalents

We consider all highly liquid temporary investments with original maturities of three months or less to be cash equivalents. Significantly all of our cash is held with one financial institution.

Accounts Receivable

We grant credit to our customers in the normal course of business, but generally do not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. We maintain an allowance for potential credit losses based on historical write-off experience which, when realized, have been within management’s expectations. The allowance was $827,000 and $2,210,000 at January 1, 2011 and January 2, 2010.

Inventories

Inventories, other than flocks, are stated at the lower of cost (determined on a first-in, first-out basis) or market. Flock inventory represents the cost of purchasing and raising flocks to laying maturity. The costs included in our flock inventory include the costs of the chicks, the feed fed to the birds, and the labor and overhead costs incurred to operate the pullet facilities until the birds are transferred into the laying facilities at 16-18 weeks, at which time their cost is amortized to operations over their expected useful lives of generally one to two years.

Inventories consisted of the following as of the years ended, (In thousands):

	Company	Predecessor
	January 1, 2011	January 2, 2010

Raw materials and supplies	$24,724	$20,928
Work in process and finished goods	78,744	75,479
Flocks	29,663	29,569

	$133,131	$125,976

Financial Instruments and Fair Value Measurements

We are exposed to market risks from changes in commodity prices, which may adversely affect our operating results and financial position. When appropriate, we seek to minimize our risks from commodity price fluctuations through the use of derivative financial instruments, such as commodity purchase contracts which are classified as derivatives along with other instruments relating primarily to corn, soybean meal, cheese and energy related needs. We estimate fair values based on exchange quoted prices, adjusted as appropriate for differences in local markets. These differences are generally valued using inputs from broker or dealer quotations, or market transactions in either the listed or over-the-counter commodity markets. In such cases, these derivative contracts are classified within Level 2 of the fair value hierarchy. Changes in the fair values of these contracts are recognized in the consolidated financial statements as a component of cost of sales or other comprehensive income (loss). The hedging-related financial assets measured at fair value on a recurring basis are included in cash, prepaid expenses and other current assets.

The following table sets forth our hedging-related financial assets measured on a recurring basis as of the periods ended January 1, 2011 and January 2, 2010 (in thousands):

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:
Assets:
As of January 1, 2011
Commodity contracts - Grain	$2,734	$0	$2,734	$0
Commodity contracts - Energy	129	0	129	0

	$2,863	$0	$2,863	$0

As of January 2, 2010
Commodity contracts - Grain	$654	$0	$654	$0
Commodity contracts - Energy	293	0	293	0

	$947	$0	$947	$0

We have six financial debt instruments of which two are traded in the debt securities market. For the two traded instruments, we utilize level 1 valuation inputs for our debt securities based upon their market trading prices to compute the fair value of our financial debt instruments owed to our lenders. The first debt instrument is our credit agreement facility that includes a term B loan. The fair value of the term B loan was $773.9 million compared to its carrying value of $764.3 million (outstanding balance of $780.0 million, less $15.7 million of unamortized original issue discount). The second debt instrument is our senior notes. The fair value of our senior notes was $465.5 million compared to the carrying value of $430.0 million. As our other debt instruments are not material and are not available for trading, we believe their fair value approximates their carrying value. See Note C for additional information.

Accounting for Hedging Activities

Certain of our operating segments enter into derivative instruments, such as corn and soybean meal futures and cheese commitments, which we believe provide an economic hedge on future transactions and are designated as cash flow hedges. As the commodities being hedged are either grain ingredients fed to our flocks or raw material production inputs, the changes in the market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of these items.

We actively monitor exposure to commodity price risks and use derivative commodity instruments to manage the impact of certain of these risks. We use derivatives, primarily futures contracts, only for the purpose of managing risks associated with underlying exposures. Our futures contracts for grains and raw materials are cash flow hedges of firm purchase commitments and anticipated production requirements, as they reduce our exposure to changes in the cash price of the respective items and generally extend for less than one year. We expect that within the next twelve months we will reclassify, as earnings or losses, substantially all of the amount recorded in accumulated other comprehensive income (loss) related to futures at period end.

In addition, we use derivative instruments to mitigate some of the risk associated with our energy related needs. We do not treat those futures contracts as hedging instruments and, therefore, record the gains or losses related to them as a component of earnings in the period of change.

We do not trade or use instruments with the objective of earning financial gains on the commodity price, nor do we use instruments where there are not underlying exposures. All derivatives are recognized at their fair value. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income or (loss) (“AOCI” or “AOCL”) in the equity section of our balance sheet and a corresponding amount is recorded in cash and prepaid and other current assets or other current liabilities, as appropriate. The amounts carried in cash, when appropriate, represents the fair value of our positions in excess of the margin requirements. We offset certain derivative asset and liability amounts where a legal right of offset exists. The amounts deferred are subsequently recognized in cost of sales when the associated products are sold. The cost or benefit of contracts closed prior to the execution of the underlying purchase is deferred until the anticipated purchase occurs. As a result of the volatility of the markets, deferred gains and losses in AOCI or AOCL may fluctuate until the related contract is closed. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. We do not exclude any items from our assessment of ineffectiveness. During the fiscal six month periods ended January 1, 2011, and June 26, 2010, we did not discontinue any cash flow hedges, therefore no reclassification of gains or losses into earnings were made during the period.

On January 1, 2011, we had the following outstanding commodity-forward contracts that were entered into to hedge forecasted purchases of grain:

Commodity	Quantity
Corn (bushels)	2,440,000
Soybean Meal (tons)	25,700

The following table represents our derivative assets and (liabilities) at January 1, 2011 and January 2, 2010 (In thousands):

		Fair Value
		Company		Predecessor
		January 1, 2011		January 2, 2010
	Balance Sheet Location	Asset	Liability	Asset	Liability
Derivatives designated as hedging instruments:
Commodity contracts—Grain	Cash, prepaid expenses and other	$2,734	$0	$682	$(28)

Derivatives not designated as hedging instruments:
Commodity contracts—Energy	Prepaid expenses and other	$129	$0	$293	$0

The following tables represent the effect of derivative instruments on our Consolidated Statement of Operations for the periods ended January 1, 2011, June 26, 2010 and January 2, 2010 (In thousands, net of tax impact):

Derivatives in Cash Flow Hedging Relationships:

	(Effective Portion)			(Ineffective Portion)
	Gain (Loss) Recognized in AOCI on Derivative	Location of Gain (Loss) Reclassified from AOCI into Earnings	Gain (Loss) Reclassified from AOCI into Earnings	Location of Gain (Loss) Recognized in Earnings on Derivative	Gain (Loss) Recognized in Earnings on Derivative
Company

	For the six months ended January 1, 2011
Commodity contracts—Grain	$1,806	Cost of sales	$(286)	Cost of sales	$15

Predecessor

	For the six months ended June 26, 2010
Commodity contracts—Grain	$(405)	Cost of sales	$372	Cost of sales	$0

	For the twelve months ended January 2, 2010
Commodity contracts—Grain	$469	Cost of sales	$(4,416)	Cost of sales	$520

Derivatives not designated as hedging instruments:

	Locations of Gain (Loss) Recognized in Earnings on Derivative	Company	Predecessor
		Six Months Ended January 1, 2011	Six Months Ended June 26, 2010	Twelve Months Ended January 2, 2010
		Gain (Loss) Recognized in Earnings on Derivative
Commodity contracts—Energy	Cost of sales	$(277)	$214	$(381)

Property, Plant and Equipment

The Company’s property consists mainly of plants and equipment used in manufacturing activities. Assets acquired in the merger are valued at allocated fair value, subsequent capital asset additions are recorded at cost, which includes interest on significant projects. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis. Estimated service lives range from 10-30 years for buildings and improvements and 3-15 years for machinery and equipment. Leasehold improvements are depreciated over the life of the lease including any extensions, the estimated service lives range from 5-15 years. Maintenance and repairs are charged to expense in the year incurred and renewals and betterments are capitalized. The costs and accumulated depreciation of assets sold or disposed of are removed from the accounts and the resulting gain or loss is reflected in earnings. Plant and equipment are reviewed for impairment when conditions indicates an impairment or future impairment, the assets are either written down or the useful life is adjusted to the remaining period of usefulness, as was done on the Potato Products Division’s building and equipment that was not transferred to the new facility. When the Board of Directors approved the decision to exit the Minneapolis facility at the December 2008 meeting, we shortened the lives on the building and those assets not being transferred to the new facility to 18 months, which represented our estimate of the remaining production life of those assets. This reduction in lives resulted in incremental depreciation of approximately $4.3 and $3.7 million in 2010 and 2009.

Our policy is to capitalize interest on all maintenance and profit improvement projects that meet both of the following criteria:

•	A Capital Project Budget of > $500,000

•	Project life is greater than 6 months from the first to last expenditure.

We capitalized interest of $86,000, $133,000 and $468,000 in the six months ended January 1, 2011, June 26, 2010 and the year ended January 2, 2010 relating to the construction and installation of property, plant and equipment. We did not capitalize any interest during 2008.

Goodwill and Intangible Assets

We recognize the excess cost of an acquired entity over the net amount assigned to assets acquired, including intangible assets with indefinite lives, and liabilities assumed, as goodwill. Goodwill and intangible assets with indefinite lives (trademarks) are tested for impairment on an annual basis during the fourth quarter, and between annual tests whenever there is an impairment indicated. Fair values are estimated based on our best assessment of market value compared with the corresponding carrying value of the reporting unit, including goodwill. Impairment losses will be recognized whenever the implied fair value is less than the carrying value of the related asset. None of our business segments or indefinite-lived intangible assets was impaired as of January 1, 2011.

Approximately $6 million of goodwill is deductible for tax purposes. The following table is a reconciliation of the carrying amount of goodwill by reportable segment as of January 1, 2011, and reflects the change in goodwill as a result of the merger (In thousands):

	Company				Predecessor
	January 1, 2011				January 2, 2010
	Egg Products	Potato Products	Crystal Farms	Total	Egg Products	Potato Products	Crystal Farms	Total
Balance as of beginning of period:
Goodwill	$687,950	$92,806	$48,538	$829,294	$430,992	$59,856	$32,068	$522,916
Accumulated impairment losses	0	0	0	0	0	0	0	0

	687,950	92,806	48,538	829,294	430,992	59,856	32,068	522,916
Exchange rate	300	0	0	300	0	0	0	0

Balance as of end of period:
Goodwill	688,250	92,806	48,538	829,594	430,992	59,856	32,068	522,916
Accumulated impairment losses	0	0	0	0	0	0	0	0

	$688,250	$92,806	$48,538	$829,594	$430,992	$59,856	$32,068	$522,916

We recognize an acquired intangible asset apart from goodwill whenever the asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. An intangible asset other than goodwill is amortized over its estimated useful life unless that life is determined to be indefinite. Straight-line amortization reflects an appropriate allocation of the cost of intangible assets to earnings in proportion to the amount of economic benefit obtained by the Company in each reporting period. The weighted average amortization period for our customer relationships is 17 years. Impairment losses are recognized if the carrying amount of an intangible asset subject to amortization is not recoverable from expected future cash flows, and its carrying amount exceeds its fair value.

Our intangible assets, other than goodwill, as of the years ended, (In thousands):

	Company	Predecessor
	January 1,	January 2,
	2011	2010
Amortized intangible assets, principally customer relationships	$521,052	$230,215
Accumulated amortization	(16,044)	(93,453)

	505,008	136,762
Indefinite lived intangible assets, trademarks	111,000	34,314

	$616,008	$171,076

The amortization expense was $16,044,000, $7,459,000, $15,431,000 and $15,431,000 in the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009. The estimated amortization expense for years 2011 through 2015 is as follows (In thousands):

2011	$30,800
2012	30,800
2013	30,800
2014	31,392
2015	30,800

The above amortization expense forecast is an estimate. Actual amounts may change from such estimated amounts due to additional intangible asset acquisitions, potential impairment, accelerated amortization, or other events.

Deferred Financing Costs

Deferred financing costs are being amortized using the effective interest rate method over the lives of the respective debt agreements. Our deferred financing costs are as follows for the years ended (In thousands):

	Company	Predecessor
	January 1,	January 2,
	2011	2010
Deferred financing costs	$52,664	$39,899
Accumulated amortization	(4,119)	(27,422)

	$48,545	$12,477

In connection with the June 29, 2010 credit agreement financing, deferred financing costs of $52,324,000 were capitalized. These costs are being amortized using the effective interest rate method over the lives of the respective debt agreements. In June 2010, the Predecessor recorded a loss on the early extinguishment of debt of approximately $31.2 million, related to the early repayment of the amounts outstanding under the 2009 credit agreement and the senior subordinated notes and discount notes. Included in the loss on early extinguishment of debt is $10.5 million of non-cash write-off of unamortized deferred financing costs related to the May 1, 2009 credit agreement facilities and the 8% senior subordinated notes and 9.75% discount notes. In 2009, in conjunction with the extinguishment of the 2003 term loan B portion of the Predecessor’s prior credit facility, they incurred costs of $66,000 and wrote-off $3,171,000 of non-cash deferred financing costs.

Restricted Cash

In October 2009, we and our principal insurance carrier entered into a pledge and security and escrow agreements for the guarantee of deductible and/or loss limit reimbursement on workers compensation, automobile and general liability claims. Previously, we secured this guarantee through a letter of credit with our insurance carrier as the beneficiary. As of January 1, 2011 and January 2, 2010, we had $5,353,000 and $5,350,000 in the escrow collateral money market account at Bank of New York Mellon. The funds in this account are restricted cash and the carrying value is included in other long-term assets on our balance sheet.

Foreign Joint Ventures and Currency Translation

Our Egg Products Division owns a subsidiary in Canada (MFI Food Canada, Ltd.). Its financial statements were included in our consolidated financial statements. The financial statements for the Canadian entity are measured in the local currency and then translated into U.S. dollars. The balance sheet accounts, with the exception of retained earnings accounts, are translated using the current exchange rate at the balance sheet date and the operating results are translated using the average rates prevailing throughout the reporting period. The retained earnings equity accounts are translated at historical average rates. Accumulated translation gains or losses are recorded in AOCI or AOCL and are included as a component of comprehensive income. Transactional gains and losses are reported in the statement of operations.

During March 2010, our Egg Products Division funded $1.5 million, our 50% share of the initial capital funding of a joint venture, to MFOSI, LLC, a Delaware LLC (“MFOSI”). MFOSI owns 100% of its subsidiary, Lang Fang MK Food Co., a Chinese company, which we expect to begin operations in 2011. Under the equity method of accounting, losses were recorded for the unconsolidated subsidiary of $228,000 by the Company during the six-month period ended January 1, 2011 and $59,000 by the Predecessor for the six-month period ended June 26, 2010.

Revenue Recognition

Sales to our customers are recognized when proof of delivery is received from our carriers and are recorded net of estimated customer programs and returns. We recognize revenue when all of the following conditions have been met:

(1) Persuasive evidence of an arrangement exists—A revenue transaction is initiated and evidenced by receipt of a purchase order from our customer.

(2) Delivery has occurred or services have been rendered—An invoice is created from the bill of lading at our shipping plant and revenue is recognized when proof of delivery of the receipt of goods is received from our carriers.

(3) The seller’s price to the buyer is fixed or determinable—Our sales invoice includes an agreed upon selling price.

(4) Collectibility is reasonably assured—We have a documented credit and collection policy and procedure manual for determining collectibility from our customers.

Our shipping policy is FOB destination; therefore, title to goods remains with us until delivered by the carrier to our customer.

Only a minor portion of our sales result in customer returns. An accrual is estimated based on historical trends and reviewed periodically for adequacy. Revenue is appropriately reduced to reflect estimated returns. We are able to make a reasonable estimate of customer returns based upon historical trends due to the fact that our sales are not susceptible to significant external factors, the return period is short, and our sales are high volume and homogeneous in nature.

Customer incentive programs include customer rebates, volume discounts and allowance programs. We have contractual arrangements with our customers and utilize agreed-upon discounts to determine the accrued promotion costs related to these customers. In addition, we have contractual arrangements with end-user customers and utilize historical experience to estimate this accrual.

Marketing and Advertising Costs

The Company promotes its products with advertising, consumer incentives, and trade promotions. Such programs include, but are not limited to, discounts, coupons, and fixed and volume-based incentive programs. Advertising costs are expensed as incurred and included in selling expenses. At retail, we predominately use in-store promotional spending, discounts and coupons. Such spending is recorded as a reduction to sales based on amounts estimated as being due to customers and consumers at the end of a period. In foodservice, we predominately use fixed and volume-based programs. Fixed marketing programs are expensed over the period to which sales relate and are included in selling expenses. Volume–based programs are recorded as a reduction to sales based on amounts estimated as being due to customers at the end of a period. Our advertising expense was $8,180,000, $7,667,000, $14,074,000 and $13,950,000 for the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009.

Shipping and Handling Costs

The Company’s shipping and handling costs are included in cost of sales.

Income Taxes

Income tax expense involves management judgment as to the ultimate resolution of any tax issues. Historically, our assessments of the ultimate resolution of tax issues have been reasonably accurate. The current open issues are not dissimilar from historical items.

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax bases of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not expected to be realized. We are included in a consolidated federal income tax return with MFI Holding. State income taxes are filed on either a combined or separate company basis.

We account for the uncertainty in income taxes in our consolidated financial statements when evaluating our tax positions. The evaluation of a tax position is a two-step process, the first step being recognition. We determine whether it is more-likely-than-not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. If a tax position does not meet the more-likely-than-not threshold, the benefit of that position is not recognized in our financial statements. The second step is measurement. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority. See Note D for additional information.

Comprehensive Income (Loss)

Total comprehensive income (loss) is disclosed in the consolidated statements of shareholder’s equity and included in net earnings and other comprehensive income (loss), which is comprised of unrealized gains (losses) on cash flow hedges and foreign currency translation adjustments.

The components of and changes in accumulated other comprehensive income, net of taxes, were as follows (In thousands):

	Cash Flow Hedges	Foreign Currency Translation	Total AOCI/AOCL
Predecessor
Balance at December 29, 2007	$360	$5,517	$5,877
Foreign currency translation adjustment	0	(3,616)	(3,616)
Change due to cash flow hedges	(4,805)	0	(4,805)

Balance at January 3, 2009	(4,445)	1,901	(2,544)
Foreign currency translation adjustment	0	1,954	1,954
Change due to cash flow hedges	4,885	0	4,885

Balance at January 2, 2010	440	3,855	4,295
Foreign currency translation adjustment	0	150	150
Change due to cash flow hedges	(776)	0	(776)

Balance at June 26, 2010	$(336)	$4,005	$3,669

Company
Balance at June 27, 2010	$(336)	$0	$(336)
Foreign currency translation adjustment	0	(236)	(236)
Change due to cash flow hedges	2,092	0	2,092

Balance at January 1, 2011	$1,756	$(236)	$1,520

Recently Adopted Accounting Pronouncements

In May 2009, Financial Accounting Standards Board (“FASB”) issued new guidance on subsequent events. This guidance establishes a formal standard of accounting for and disclosures of events that occur after the balance sheet date, but before the financial statements are issued. This guidance includes a new requirement to disclose the date events were evaluated and the basis for that date. The FASB amended this guidance to remove the date disclosure requirement for SEC filers (as defined) effective February 25, 2010. We have evaluated all subsequent events through March 30, 2011, the issuance date of our financial statements.

In June 2009, the FASB issued guidance which amends the consolidation criteria for variable interest entities (“VIE”). This guidance changes the model for determining who consolidates the VIE and addresses how often this analysis is performed. The guidance is effective for fiscal years and interim periods beginning after November 15, 2009. We adopted this guidance effective January 2, 2010. The adoption did not have an impact on our consolidated results of operations and financial position.

In June 2009, FASB issued a new standard regarding the accounting for transfers of financial assets amending the existing guidance on transfers of financial assets to, among other things, eliminate the qualifying special-purpose entity concept, include a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarify and change the derecognition criteria for a transfer to be accounted for as a sale, and require significant additional disclosure. We adopted the accounting guidance effective for new transfers of financial assets beginning January 3, 2010. Because we do not have significant transfers of financial assets, the adoption of this standard did not have a material impact on our consolidated results of operations and financial position.

On December 15, 2009, FASB issued new accounting guidance for improving fair value measurements and disclosures. The guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The FASB’s objective is to improve these disclosures and, thus, increase transparency in financial reporting. We adopted the accounting guidance effective January 3, 2010. The adoption did not have an impact on our consolidated results of operations and financial position.

In January 2010, FASB issued updated guidance regarding consolidation and the accounting and reporting for decreases in ownership of a subsidiary. The guidance clarifies that a business that is disposed of or deconsolidated need not be a subsidiary to apply the consolidation guidance. The guidance also clarifies that the deconsolidation of a subsidiary that does not qualify as a business would also be subject to the consolidation guidance if the substance of the transaction is not addressed directly by other guidance. We adopted the accounting guidance effective January 3, 2010. The adoption did not have a material impact on our consolidated results of operations and financial position.

Recent Accounting Pronouncements to be Adopted

There were no other accounting pronouncements issued during the year ended January 1, 2011 that are expected to have material impacts on our financial position, operating results or disclosures.

NOTE B—BUSINESS COMBINATION

On June 29, 2010, the Predecessor, merged with and into MFI Acquisition Corporation, and the surviving entity was renamed Michael Foods Group, Inc. We are an indirect wholly owned subsidiary of MFI Holding Corporation (“MFI Holding”) and the Predecessor was a wholly owned subsidiary of Michael Foods Investors, LLC (“Parent of Predecessor”). The stockholders of MFI Holding are GS Capital Partners VI Fund, L.P. and its affiliates (collectively, “GSCP”) (approximately 74%), affiliates and co-investors of Thomas H. Lee Partners, L.P. (collectively, “THL”), the Predecessor’s largest stockholder prior to the transaction (approximately 21%), and certain current and former members of management (approximately 5%).

Under the terms of the merger, all outstanding Predecessor shares and stock options were purchased for approximately $1.675 billion, which amount was financed through equity contributions from MFI Holding (including rollover of equity investment in the Predecessor) of approximately $482.9 million, a senior secured credit facility of up to $865 million (of which $798 million was drawn at the close of the transaction), and $430 million of 9.75% senior notes.

The stockholders of MFI Holding are parties to a Stockholders Agreement and a Registration Rights Agreement. In general, the Stockholders Agreement prohibits transfers of capital stock of MFI Holding before June 29, 2013, except where approved by both GSCP and THL. On and after June 29, 2013, GSCP can require the other stockholders to participate in a proposed sale of stock to a third party and resulting change of control. In general, the Registration Rights Agreement provides that if there is an initial public offering of common stock or other equity securities of MFI Holding or any of its subsidiaries, GSCP and THL will be entitled to demand registration under the Securities Act of the resale of all or any portion of the affected securities. Furthermore, in such event, all other holders of the affected securities will, subject to certain restrictions, be entitled to participate in the registration of shares of MFI Holding’s capital stock.

Pursuant to the Stockholders Agreement, GSCP has the right to appoint four members of MFI Holding’s seven-member board of directors (the “MFI Holding Board”) and THL has the right to appoint one member to the MFI Holding Board. The size of the MFI Holding Board and the relative number of directors which each of GSCP and THL may appoint shall be proportionately adjusted as necessary to reflect their relative ownership in

MFI Holding. For so long as either GSCP or THL hold a majority of the outstanding voting shares of MFI Holding, such party shall be entitled to designate at least a majority of the directors to the MFI Holding Board. Additionally, for so long as James Dwyer serves as the Chief Executive Officer of MFI Holding, he shall be a designated member of the MFI Holding Board.

The purchase price of $1.675 billion was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. Accounts receivable fair value was determined by taking the contractual amount of the trade receivables of $125.3 million and reducing it by $0.6 million for our estimate of balances that would not be collected and therefore not generate cash flows to the Company. The value of inventory was determined by taking the expected selling price of the inventory based upon current markets and reducing it by the historical selling costs (i.e. transportation, commissions, etc.). The other short term assets and liabilities were valued at the existing carrying values as they represented the fair value of those items at the time of the merger. These allocations were determined by management based on internal studies and in part on an independent valuation of the tangible (property, plant and equipment) and intangible assets of the Company. Identifiable intangible assets valued in the merger were trademarks and customer relationships. Trademarks were valued using the relief-from-royalty method. The indefinite life was determined due to our long-term use of the trademarks being valued and their importance to the Company’s business. The customer relationship intangibles were valued based on the present value of cash flows from earnings generated by sales to those customers, reduced by required returns on working capital, fixed assets and intangibles. The useful life of 17 years is the weighted average of the estimated lives of foodservice customers (20 years) and retail customers (15 years), both of which were determined by the Company’s actual relationships with customers in those channels. The residual between the acquisition price and the fair values recorded for identifiable assets and liabilities was recorded as goodwill. Due to the nature of the business combination, no significant synergies are expected to result from the merger. The goodwill is attributable to the Company’s industry-leading size, operational scale, product breadth and geographic scope, which make us an important strategic partner to customers across multiple distribution channels and business segments, and allow us to maintain strong market shares in significant segments of our business. In addition, an experienced management team and workforce have allowed us to build a history of consistent sales and EBITDA growth and cash flow generation. The goodwill generated in this transaction will not be deductible for tax purposes. The allocation is considered provisional and certain adjustments may be made in subsequent periods as better information becomes available related to certain taxation issues.

The allocation of the purchase price was as follows (In thousands):

Cash	$65,184
Receivables	124,715
Inventories	144,386
Other current assets	46,858
Property, plant and equipment	324,475
Goodwill	829,294
Trademarks (indefinite-lived)	111,000
Customer relationships (weighted average useful life of 17 years)	521,000
Other non-current assets	61,087
Accounts payable	(58,671)
Accrued liabilities	(160,537)
Deferred taxes	(289,514)
Other long-term liabilities	(4,873)
Debt assumed	(39,404)

$1,675,000

There were limited changes made to the preliminary valuation previously presented to receivables and deferred taxes based upon further analysis that impacted the amount of goodwill. We also changed the classification of an other non-current asset to an other current asset.

In connection with the merger, the Predecessor recorded transaction expenses of $14.7 million and selling, general administrative expense of $35.6 million for stock compensation related to options outstanding as of June 26, 2010. MFI Holding incurred other costs related to the merger of approximately $15.4 million, which we paid on their behalf resulting in a dividend to parent during the six-month period ended January 1, 2011, and we incurred debt issuance costs of approximately $52.3 million, which have been capitalized in other long-term assets and are being amortized using the effective interest rate method over the term of the credit and senior notes agreements. The June 29, 2010 credit agreement was issued at a discount. The original issue discount of $17.3 million is being amortized using the effective interest rate method over the term of the credit agreement.

The following unaudited pro forma financial information reflects our consolidated results of operations, as if the acquisition had taken place at the beginning of the respective periods (In thousands).

	Years ended
	January 1,	January 2,
	2011	2010
Proforma net sales	$1,602,301	$1,542,779
Proforma pretax earnings (loss)	(15,325)	20,613

The most significant of the pro forma adjustments reflected were to reverse the impact of the one-time transaction-related charges, to record the incremental interest on the additional debt incurred in connection with the merger, and to record additional depreciation and amortization expense resulting from the fair value adjustments made to property, plant and equipment and customer relationship intangible assets. The pro forma pretax earnings for the twelve-month period ended January 1, 2011 includes stock option compensation of $35.6 million recorded by the Predecessor related to the accelerated vesting of stock options due to change in control coinciding with the merger. The pro forma financial information should be read in conjunction with the related historical information and is not necessarily indicative of the results that would have been obtained had the transaction actually taken place at the beginning of the periods presented.

NOTE C—DEBT

Concurrent with the merger closing, we entered into a credit agreement with Bank of America, N.A. as administrative agent, which provided availability of up to $865 million and consisted of the following:

•

$75 million revolving line of credit maturing June 29, 2015 and bearing interest at the greater of Libor or 1.75%, plus 4.5% margin for Eurodollar loans and the greater of base rate or 2.75%, plus 3.5% margin for base rate loans;

•

$790 million term B loan maturing June 29, 2016, amortizing at 1% per year, and bearing interest at the greater of Libor or 1.75%, plus 4.5% margin for Eurodollar loans and the greater of base rate or 2.75%, plus 3.5% margin for base rate loans.

Concurrent with the merger, Michael Foods Group, Inc. issued $430 million of 9.75% senior notes maturing on July 15, 2018, with Wells Fargo Bank, National Association as Trustee. Interest on the Restricted Notes accrue at a fixed rate of 9.75% per annum and is payable semi-annually in arrears on January 15 and July 15 of each year. The Restricted Notes are general unsecured senior debt obligations that rank equally with all of the Company’s other unsecured and unsubordinated indebtedness, but are effectively junior to its secured indebtedness to the extent of the value of the assets securing that indebtedness, including amounts due under the senior secured credit facility.

Also, concurrent with the merger closing, substantially all outstanding debt of the Predecessor was repaid, including the May 1, 2009 credit agreement term A loan of approximately $149.7 million and term B loan of approximately $229.2 million, the November 20, 2003 8% senior subordinated notes of approximately $150 million and the September 17, 2004 9.75% discount notes of approximately $154.1 million. The Predecessor also recorded a loss on the early extinguishment of debt of approximately $31.2 million, related to the early repayment of the amounts outstanding under the 2009 credit agreement and the senior subordinated notes and discount notes. Included in the loss on early extinguishment of debt is $10.1 million of non-cash write-off of unamortized original issue discount on the May 1, 2009 credit agreement term A and term B loans.

Long-term debt consisted of the following as of the years ended (In thousands):

	Company	Predecessor
	January 1,	January 2,
	2011	2010
Revolving line of credit	$0	$0
Term loans	780,025	378,950
Senior notes	430,000	0
Subordinated and discount notes payable	0	304,111
Guaranteed bonds	11,497	12,846
Capital leases	15,145	14,197
MFI Food Canada, Ltd note payable	2,200	2,607
Northern Star Co. note payable	6,037	6,091

	1,244,904	718,802

Less:
Current maturities	9,983	5,667
Unamortized original issue discount	15,722	11,704

	$1,219,199	$701,431

On December 31, 2010 we made an $8,000,000 voluntary prepayment on the term B loan. The voluntary prepayment was applied to the scheduled amortization payments through December 31, 2011, reducing our current maturities on the term B loan to $1,875,000 as of January 1, 2011.

The credit agreement, including the revolving line of credit and term B loan, is collateralized by substantially all of our assets. The credit agreement and senior notes contain restrictive covenants, including restrictions on dividends and distributions to shareholders, a maximum leverage ratio, a minimum interest coverage ratio, maximum capital spending levels and limitations on additional indebtedness and liens. Covenants related to operating performance are primarily based on earnings before income taxes, interest expense, depreciation and amortization expense and other adjustments as defined in the credit agreement. In addition, the credit agreement and senior notes also include guarantees by all of our domestic subsidiaries (see Note L for additional information). The credit agreement also includes a 1% soft call if repaid before June 29, 2011.

In December 2008, we entered into a $15.6 million variable-rate lease agreement to fund a portion of the equipment purchases at our new potato products facility. The lease agreement matures on December 30, 2014. As of January 1, 2011, the outstanding balance was $13.7 million and had an effective interest rate of 3.84%. On November 25, 2009, we entered into a variable-rate note for up to $7.5 million for additional financing for equipment for the new potato products facility. The $7.5 million note is due November 25, 2014. As of January 1, 2011, the outstanding balance was $6.0 million and had an effective interest rate of 3.66%.

Aggregate maturities of our debt and capital leases are as follows (In thousands):

Year Ending,	Capital Leases	Debt	Total
2011	$5,243	$5,230	$10,473
2012	4,941	11,375	16,316
2013	5,949	11,503	17,452
2014	0	12,279	12,279
2015	0	9,885	9,885
Thereafter	0	1,179,487	1,179,487

	16,133	1,229,759	1,245,892
Less: Amounts representing interest and original issue discount amortization	988	15,722	16,710

	$15,145	$1,214,037	$1,229,182

The amortization of leased property is included in depreciation expense. The following is an analysis of the property under capital leases by major classes (In thousands):

	Company	Predecessor
	January 1,	January 2,
	2011	2010
Buildings and improvements	$0	$6,015
Machinery and equipment	16,703	13,789

	16,703	19,804
Accumulated depreciation	(1,349)	(5,432)

	$15,354	$14,372

The components of net interest expense for the periods ended are as follows (In thousands):

	Company	Predecessor
	Six Months Ended January 1, 2011	Six Months Ended June 26, 2010	Year Ended January 2, 2010	Year Ended January 3, 2009
Interest expense	$47,289	$27,799	$53,728	$52,708
Amortization of financing costs	4,119	1,828	3,987	4,036
Amortization of original issue discount	1,578	1,570	2,371	0
on long-term debt
Capitalized interest	(86)	(133)	(468)	0
Interest income	(29)	(79)	(434)	(645)

Interest expense, net	$52,871	$30,985	$59,184	$56,099

Predecessor Long-term Debt Terms

On May 1, 2009, the Predecessor entered into an amended and restated credit agreement which consisted of a $75,000,000 revolving credit facility, a $200,000,000 term A loan, at an effective interest rate of 6.00% and a $250,000,000 term B loan, at an effective interest rate of 6.50%, both term loans were issued at a discount. The revolving credit facility and the term A loan were to mature November 1, 2012 and the term B loan was to mature May 1, 2014. In conjunction with the 2009 amendment and restatement the Predecessor incurred costs of $66,000 and wrote-off $3,171,000 of non-cash deferred financing costs.

On July 31, 2009, the Predecessor made voluntary prepayments of $30,000,000 on the term A loan and $3,750,000 on the term B loan. On December 31, 2009, the Predecessor made voluntary prepayments of $20,300,000 on the term A loan and $17,000,000 on the term B loan.

In November 2003, the Predecessor issued $150,000,000 of 8% senior subordinated notes due November 2013, which were subordinated to the Predecessor’s credit agreement. In September 2004, the Predecessor issued $100,001,000 of 9.75% senior discount notes due October 1, 2013. The fully accreted balance of these notes as of January 2, 2010 was $154.1 million. Beginning October 1, 2009 the Predecessor began making semi-annual interest payments on the notes.

NOTE D—INCOME TAXES

Income tax expense (benefit) consists of the following for the periods ended (In thousands):

	Company	Predecessor
	Six Months Ended January 1, 2011	Six Months Ended June 26, 2010	Year Ended January 2, 2010	Year Ended January 3, 2009
Current:
Federal	$9,375	$0	$29,653	$28,434
State	1,177	1,129	3,401	3,547

	10,552	1,129	33,054	31,981

Deferred:
Federal	(10,026)	(14,268)	(540)	(11,802)
Foreign	(60)	46	238	(2,895)
State	(715)	(672)	(62)	(1,349)

	(10,801)	(14,894)	(364)	(16,046)

	$(249)	$(13,765)	$32,690	$15,935

The components of the deferred tax assets and (liabilities) associated with the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes follows for the years ended (In thousands):

	Company	Predecessor
	January 1,	January 2,
	2011	2010
Current deferred income taxes:
Flock inventories	$(6,216)	$(6,537)
Hedging	(1,109)	(396)
Other, primarily accrued expenses	8,439	7,219

Total current deferred income taxes	1,114	286
Non-current deferred income taxes:
Depreciation	(53,862)	(23,957)
Customer relationships	(190,135)	(51,248)
Trademarks and licenses	(41,561)	(11,618)
Goodwill	(479)	(7,351)
Deferred compensation	0	7,601
Net operating loss carryforwards	2,180	583
Other	2,192	3,002

	(281,665)	(82,988)
Valuation allowance	(4,774)	(2,711)

Total non-current deferred income taxes	(286,439)	(85,699)

Total deferred income taxes	$(285,325)	$(85,413)

A valuation allowance was recorded in 2006 against the deferred tax assets of certain of our foreign joint ventures and subsidiaries. The valuation allowance was recorded based on management’s judgment that it is more likely than not that the benefits of those deferred tax assets will not be realized in the future. At the end of 2010, that determination had not changed. The 2010 change in the valuation allowance relating to those deferred tax assets was due to a combination of currency rate fluctuations, the operating loss of one of our foreign subsidiaries, and the adjustments to account for the merger (see Note B). The table below summarizes the change in the valuation allowance:

	Company	Predecessor
	January 1,	June 26,	January 2,	January 3,
	2011	2010	2010	2009
Valuation allowance at beginning of period	$2,694	$2,711	$2,264	$5,071
Change related to current period items	262	(35)	292	(2,066)
Change related to foreign currency fluctuation	124	18	155	(741)
Business combination accounting adjustments	1,694	0	0	0

Valuation allowance at end of period	$4,774	$2,694	$2,711	$2,264

The following is a reconciliation of the federal statutory income tax rate to the consolidated effective tax rate based on earnings (loss), before equity in losses of unconsolidated subsidiary for the years ended:

	Company	Predecessor
	Six Months Ended January 1, 2011	Six Months Ended June 26, 2010	Year Ended January 2, 2010	Year Ended January 3, 2009
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
State taxes, net of federal impact	9.2%	(0.6)%	2.3%	2.7%
Qualified production activities deduction	(32.5)%	0.0%	(2.1)%	(3.4)%
Other permanent differences	(15.5)%	(2.4)%	(0.1)%	0.1%
Valuation allowance	11.9%	0.1%	0.5%	(3.9)%
Other	(15.8)%	(3.4)%	(0.4)%	(0.9)%

	(7.7)%	28.7%	35.2%	29.6%

The American Jobs Creation Act of 2004 created a new tax deduction equal to the applicable percentage of the qualified production activities income for tax years beginning after December 31, 2004. The qualified production activities deduction is a deduction allowed on the tax return equal to 9% of the lesser of 1) qualified production activities income for the year or 2) taxable income, without regard to this deduction, for the year. The applicable percentage for 2008 and 2009 was 6%, and it is 9% thereafter.

We have foreign net operating loss carryforwards of approximately $7,390,000 which expire from 2025 through 2030.

We have a U.S. federal net operating loss of approximately $55,400,000 relating to the period ending June 26, 2010, that can be carried back two years and forward twenty years.

Accounting for Uncertainty in Income Taxes

We adopted the accounting for uncertain tax positions effective January 1, 2007. Following is a roll-forward of our unrecognized tax benefits (In thousands):

	Company	Predecessor
	January 1,	June 26,	January 2,	January 3,
	2011	2010	2010	2009
Total unrecognized tax benefits at beginning of period	$4,873	$3,198	$3,409	$4,670
Gross increase (decrease) for tax positions taken in prior periods	(385)	0	40	(1,325)
Gross increase for tax positions taken in current period	88	1,675	127	404
Reductions relating to settlements with taxing authorities	(367)	0	0	0
Reductions as a result of a lapse of applicable statute of limitations	(418)	0	(378)	(340)

Total unrecognized tax benefits at end of period	$3,791	$4,873	$3,198	$3,409

The total liability associated with unrecognized tax benefits that, if recognized, would impact the effective tax rate was $3,144,000 at January 1, 2011.

The company accrues interest and penalties associated with unrecognized tax benefits as interest expense in the consolidated statement of operations, and the corresponding liability in accrued interest in the consolidated balance sheet. An expense of approximately $137,000 and $213,000 for interest and penalties was reflected in the consolidated statement of operations for the six months ended June 26, 2010 and for the year end January 2, 2010. In the statement of operations for the six months ended January 1, 2011 and for the year ended January 3, 2009, we had benefits of approximately $124,000 and $780,000 reflecting the effect of the closing of statutes of limitations and settlements with taxing authorities. The corresponding liabilities in the consolidated balance sheet were approximately $956,000 and $979,000 at January 1, 2011 and January 2, 2010.

Included in the balance of unrecognized tax benefits for 2010 are tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. We estimate that it is reasonably possible that $400,000 to $600,000 of unrecognized tax benefits could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised of items related to expiring statutes.

Our uncertain tax positions are related to tax years that remain subject to examination. As of January 1, 2011, the United States jurisdiction remains subject to examination for tax years 2007 through 2010, and the Minnesota and the New Jersey jurisdictions for tax years 2006 through 2010. During 2009, we concluded the examination by the Internal Revenue Service for tax year 2007. There were no adjustments made during the examination. While the examination has been completed, the normal statute of limitations for that year remains open.

NOTE E—EMPLOYEE RETIREMENT PLAN

Employees who meet certain service requirements are eligible to participate in a defined contribution retirement plan. We match up to 4% of each participant’s eligible compensation. Our matching contributions were $1,811,000, $1,592,000, $3,131,000 and $3,143,000 in the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009.

We also contribute to one union defined contribution retirement plan which totaled $21,000, $19,000, $40,000 and $42,000 for the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009.

NOTE F—RELATED PARTY TRANSACTIONS

Pursuant to a management agreement with Goldman, Sachs & Co. and THL Managers V, LLC, (together, the “managers”) we pay the managers an annual fee of $2,250,000 or 1.0% of consolidated earnings before interest, taxes, depreciation and amortization, whichever is greater. The Predecessor had a similar agreement with THL Managers V, LLC. The management fees were $1,135,501, $1,072,005, $2,144,010 and $2,000,160 in the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009 and were included in selling, general and administrative expenses.

On June 29, 2010 MFI Holding paid the managers a one-time transaction fee in connections with the merger in an aggregate amount equal to $16,750,000. This fee consisted of three components: 1) Predecessor transaction costs of $364,000 that were paid on behalf of the Predecessor and were included as transaction costs in the statement of operations for the six months ended June 26, 2010; 2) debt financing costs of $9,286,000 incurred on behalf of the Company that were capitalized as part of deferred financing costs and are being amortized over the term of the debt; and 3) buyer-related transaction costs of $7,100,000 that the Company paid on behalf of the Parent that did not benefit the Company and was therefore recorded as a portion of the dividend to Parent for transaction costs paid during the six months ended January 1, 2011. We will also pay to the managers a 1% transaction fee (based on the total value of the transaction) in connection with certain transactions during the term of the management agreement, including acquisitions, sales or dispositions of assets or equity interests or similar transactions involving the Company or any of its subsidiaries.

NOTE G—COMMITMENTS AND CONTINGENCIES

Lease Commitments

Our corporate offices and several of our manufacturing facilities are leased under operating leases expiring at various times through February 2017. The leases provide that real estate taxes, insurance, and maintenance expenses are our obligations. In addition, we lease some of our transportation and manufacturing equipment under operating leases.

Rent expense, including real estate taxes and maintenance expenses, was approximately $5,004,000, $4,873,000, $9,774,000 and $9,232,000 for the six month periods ended January 1, 2011 and June 26, 2010 and the years ended January 2, 2010 and January 3, 2009.

The following is a schedule of minimum rental commitments for base rent for the years ending (In thousands):

2011	$5,929
2012	3,361
2013	1,988
2014	1,448
2015	1,431
Thereafter	1,370

$15,527

Debt Guarantees

We have guaranteed the repayment of certain industrial revenue bonds used for the expansion of the wastewater treatment facilities of several municipalities where we have manufacturing facilities. The repayment of these bonds is funded through the wastewater treatment charges paid by us. However, should those charges not be sufficient to pay the bond payments as they become due, we have agreed to pay any shortfall. The remaining principal balance of these bonds at January 1, 2011 was approximately $15,097,000, of which $11,496,000 was included in our debt balance ($1.5 million in current maturities and $10.0 million in long-term debt) (see Note C).

Procurement Contracts

We have entered into substantial purchase obligations to fulfill our egg and potato requirements. We maintain long-term egg procurement contracts with numerous cooperatives and egg producers throughout the Midwestern and Eastern United States and Canada, which supply approximately 65% of our annual external egg requirements. Most of these contracts vary in length from 18 to 120 months. The egg prices are primarily indexed to grain or Urner Barry market indices. Two egg suppliers each provide more than 10% of our annual egg requirements. Based upon the best estimates available to us for grain and egg prices, we project our purchases from our top four contracted egg suppliers under existing contracts will approximate $230.8 million in 2011, $184.7 million in 2012, $169.6 million in 2013, $154.8 million in 2014, and $157.6 million in 2015. The 2011 amount represents approximately 36% of our anticipated total egg requirements for the year. In addition, we have contracts to purchase potatoes that expire in 2011. These contracts will supply approximately 45% of the Potato Products Division’s raw potato needs in 2011. One potato supplier is expected to provide more than 10% of our 2011 potato requirements.

Predecessor’s Deferred Compensation Plan

The Predecessor sponsored the 2003 Deferred Compensation Plan (“Plan”) covering certain current and former members of management of the Company. Under terms of the Plan, certain members of management were allowed to roll-over approximately $25,181,000 of option and bonus value from the Predecessor and its parent into Michael Foods Investors, LLC. The Plan was nonqualified and unfunded. Each participant’s deferred compensation account under the Plan accrued an annual 8% return, which was included in other long-term liabilities as of January 2, 2010. Participants in the Plan received a full distribution from their deferred compensation account balances as a result of the June 26, 2010 transaction. The Predecessor recorded approximately $1,444,000, $1,519,000 and $1,431,000 of preferred return on the deferred compensation in the six month period ended June 26, 2010 and for the years ended January 2, 2010 and January 3, 2009.

Legal Matters

In late 2008 and early 2009, some 22 class-action lawsuits were filed in various federal courts against Michael Foods, Inc. and approximately 20 other defendants (producers of shell eggs, manufacturers of processed egg products, and egg industry organizations) alleging violations of federal and state antitrust laws in connection with the production and sale of shell eggs and processed-egg products. Plaintiffs seek to represent nationwide classes of direct and indirect purchasers, and allege that defendants conspired to reduce the supply of eggs by participating in animal husbandry, egg-export and other programs of various egg-industry associations. In December 2008, the Judicial Panel on Multidistrict Litigation ordered the transfer of all cases to the Eastern District of Pennsylvania for coordinated and/or consolidated pretrial proceedings. We currently have two motions to dismiss pending before the Court: (1) a motion to dismiss the direct-purchaser plaintiffs’ Second Consolidated Amended Complaint against Michael Foods, Inc.; and (2) a motion to dismiss the indirect-purchaser plaintiffs’ Second Consolidated Amended Complaint against Michael Foods, Inc. and subsidiary Papetti’s Hygrade Egg Products, Inc. We are also a party to various other motions, filed by multiple defendants, to dismiss portions of the complaints. Oral arguments on the motions were held in October and November 2010, and decisions from the court are pending.

We received a Civil Investigative Demand (“CID”) issued by the Florida Attorney General on November 17, 2008, regarding an investigation of possible anticompetitive activities “relating to the production and sale of eggs or egg products.” The CID requested information and documents related to the pricing and supply of shell eggs and egg products, as well as our participation in various programs of United Egg Producers. We have fully cooperated with the Florida Attorney General’s Office to date. Further compliance is suspended pending discovery in the civil antitrust litigation referenced above.

In late 2010 and early 2011, a number of companies, each of which would be part of the purported class in the antitrust action, brought separate actions against defendants. These “tag-along” cases, brought primarily by various grocery chains, assert essentially the same allegations as the Second Consolidated Amended Complaint in the main action pending before the Eastern District of Pennsylvania. One of the tag-along cases was filed in state court in Kansas; all others were either filed in or transferred to the Eastern District of Pennsylvania where they will be treated as related to the main action. Additionally, defendants are seeking to have the Kansas action transferred to the Eastern District of Pennsylvania.

On October 27, 2010, National Pasteurized Eggs, Inc. and National Pasteurized Eggs, LLC (“NPE”) commenced litigation against Michael Foods, Inc. and several of its subsidiaries in U.S. District Court for the Western District of Wisconsin. NPE alleges that our pasteurized shell egg products infringe on patents and trademarks that NPE owns or licenses. NPE seeks unspecified damages, profits from our sales of pasteurized shell eggs, attorney’s fees, and an injunction preventing the Michael Foods defendants from future infringement. We deny NPE’s allegations and are seeking declarations that NPE’s patents are invalid and not infringed, and that NPE’s trademarks are not infringed. Though there has been no quantification of claimed damages, pasteurized shell eggs constitute a very modest portion of sales in the Egg Products Division.

These litigated matters are in their early stages, such that any possible loss cannot be estimated. Accordingly, we cannot predict what impact, if any, these matters and any results from such matters could have on our future results of operations.

In addition, we are from time to time party to litigation, administrative proceedings and union grievances that arise in the ordinary course of business, and occasionally pay non-material amounts to resolve claims and alleged violations of regulatory requirements. There are no pending “ordinary course” matters that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our operations or financial condition.

NOTE H—SHAREHOLDER’S EQUITY

Common Stock

At January 1, 2011, we had 5,000 shares of common stock authorized and 100 shares issued and outstanding with a $0.01 par value. All common shares were issued to MFI Midco Corporation, a wholly owned subsidiary of MFI Holding Corporation. At January 2, 2010, the Predecessor had common stock of 510,000 authorized, with 476,215 issued and outstanding with a $.01 par value.

Additional Paid In Capital

MFI Holding incurred costs related to the merger of approximately $15.4 million, which we paid on their behalf resulting in a dividend to parent.

NOTE I—STOCK-BASED COMPENSATION

MFI Holding Corporation Equity Incentive Plan

Effective July 30, 2010, MFI Holding Corporation adopted the MFI Holding Corporation Equity Incentive Plan (the “Plan”) to (a) assist the company and its affiliated companies in recruiting and retaining employees, directors and consultants; (b) provide employees, directors and consultants with an incentive for productivity; and (c) provide employees, directors and consultants with an opportunity to share in the growth and value of the company. The maximum number of shares that may be subject to the Plan is 71,065. At January 1, 2011, there were 12,622 shares remaining available for issuance. Under the form of option agreement used under the Plan, the term of the options commences on the date of grant and expires on the tenth (10th) anniversary of the date of grant unless earlier terminated or cancelled. The exercise price per share purchasable under each option will be determined by the Compensation Committee of the MFI Holding Corporation Board of Directors; provided, however, that such exercise price shall not be less than the fair market value of the share on the date such option is granted. The fair market value was determined to be the price paid per share for M-Foods Holdings, Inc. per the merger agreement, the amount being $1,981.32 per share. The Plan includes non-qualified time-vesting and performance-vesting options. The options and accrued stock compensation associated with the options is classified as equity and is being expensed during the requisite service periods. We recorded $1,042,000 during the six-month period ended January 1, 2011 related to stock-based compensation. As of January 1, 2011, the total compensation cost for nonvested awards not yet recognized in our statements of operations was $9,374,000. This amount will be expensed over the balance of the vesting periods, approximately 4.4 years.

The weighted-average grant-date fair value of time-vesting Class A options granted in 2010 under the Plan was $585.82. The weighted-average grant-date fair value of options under the Plan was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

2010
Risk-free interest rate	1.58%
Expected term (in years)	5
Expected volatility	30.41%
Expected dividends	None

The time-vesting options (Class A) have a service condition and vest 20% on the anniversary date of the grant each year for five years, commencing on the 1st anniversary date of the grant. They also include a performance condition which is triggered upon the occurrence of a change in control, at which time the option shall, to the extent not then vested, automatically become fully vested and exercisable. Vested options may be exercised in whole or in part at any time and from time to time during the term by giving written notice of exercise. Upon exercise and execution of a stockholders agreement between MFI Holding Corporation and the grantee, shares will be issued to the grantee. In certain instances, agreed to by the Compensation Committee of the MFI Holding Corporation Board of Directors, payment for exercise and applicable withholding may be made with shares (issued or to be issued as part of the exercise), and such shares to be valued at the fair market value on the date of such exercise. All shares received pursuant to time-vesting nonqualified stock option exercises will be subject to the Company’s Stockholders Agreement, which grants the Company a call right with respect to such shares in the event of termination of the holder’s employment.

The performance-vesting awards include three classes of options (referred to as Class B, C and D options), each granted at differing option strike prices. Each class of performance-vesting options, at the classes’ corresponding option strike price, is treated as if it were a separate option, each which may be exercised individually. The performance-vesting options become vested and exercisable with respect to 100% of the aggregate number of the shares only upon the consummation of a liquidity event as defined in the Plan. A liquidity event will be deemed to have occurred when the existing owner group sells all of the equity securities of the company or has achieved a defined return on investment. For purposes of determining whether a liquidity event has occurred, the applicable return on initial investment “ROI” threshold is a minimum return of two times. The performance-vesting options are forfeited upon termination of employment. Based upon the performance conditions (liquidity event, as defined and ROI threshold of two times) for vesting of the performance-vesting options, the conditions will not be satisfied for class B, C or D options to become vested until a liquidity event is initiated. Therefore, we have not recorded compensation cost for performance-vesting options and we will reassess the probability of meeting the performance conditions quarterly or as business circumstances suggest that a liquidity event is likely.

Information regarding outstanding stock options follows:

	Time-Vesting	Performance Vesting
	Class A Options	Class B Options	Class C Options	Class D Options	Total Plan
As of January 1, 2011
Outstanding at period beginning	0	0	0	0	0
Granted	17,779	23,282	9,941	7,440	58,443
Exercised	0	0	0	0	0
Cancelled	0	0	0	0	0

Outstanding at period end	17,779	23,282	9,941	7,440	58,443

Exercisable at period end	0	0	0	0	0

Weighted-Average Remaining Contractual Term
Outstanding at period end	9.7	9.7	9.7	9.7	9.7

Weighted-Average Exercise Price Per Share
Granted and Outstanding	$1,981.32	$4,457.97	$5,943.96	$6,934.62	$2,695.05

Nonvested shares:
Number at period end	17,779	23,282	9,941	7,440	58,443

Weighted-Average Grant-date Fair Value	$585.82

Predecessor’s 2003 Stock Option Plan

In November 2003, M-Foods Holdings, Inc. adopted the 2003 Stock Option Plan. Under the 2003 Stock Option Plan, M-Foods Holdings, Inc. granted incentive stock options to our employees. The accounting for the 2003 Stock Option Plan is included in the Predecessor’s statement of operations for the periods presented. A total of 31,707 shares were reserved for issuance under the 2003 Stock Option Plan and 357 shares were available for issuance as of June 26, 2010. Any unexercised options would have expired ten years after the grant date. Options were granted with option prices based on the estimated fair market value of M-Foods Holding’s common stock at the date of grant as determined by Michael Foods Investors LLC.

Effective January 1, 2006, the Predecessor began accounting for new and modified stock option awards using the modified prospective application method. The methodology yielded an estimate of fair value based in part on a number of management assumptions, the most significant of which include future volatility and expected term. Changes in these assumptions could significantly impact the estimated fair value of the options granted and the related expense amortized over the vesting period. The estimated fair value of options, including the effect of estimated forfeitures, was recognized as expense on the straight-line basis over the options’ vesting periods. The Predecessor recorded expenses of $35,762,000, $487,000 and $692,000 in the six month period ended June 26, 2010, and the years ended January 2, 2010 and January 3, 2009.

As there was no established market for M-Foods Holdings, Inc.’s common stock, the value was determined using a market approach as determined by a formula and fixed periodically by their Board of Directors. The formula to value M-Foods Holdings, Inc.’s common stock was its earnings before interest, taxes, depreciation, amortization and other adjustments (as defined by the credit agreement) for the last twelve months times an EBITDA multiple to approximate fair value; less debt and accrued interest; plus cash and the exercise value of options then outstanding; divided by common stock and option shares outstanding at any given fiscal quarter or year end. The options had a term of 10 years and vested over five years, with potential for earlier vesting upon a change in control of the Company. The Predecessor recorded $35.6 million of compensation cost upon the accelerated vesting of options due to the change in control on June 29, 2010. This amount represents the cash compensation accrued at June 26, 2010 and subsequently paid to optionholders for the difference between the implied price per share paid for the Predecessor in the merger of $1,981.32 and the exercise price of their outstanding options, less the compensation expense previously recorded on those shares. The intrinsic value of shares exercised was $37,103,000, $222,000 and $517,000 for the six month period ended June 26, 2010, the years ended January 2, 2010 and January 3, 2009. In 2010, the Predecessor realized tax benefits of approximately $14 million from the exercise of stock options upon the completion of merger and related payments on stock options then outstanding. The fair value of shares vesting in the respective periods was $1,022,000, $286,000 and $1,330,000 in the period ended June 26, 2010, the years ended January 2, 2010 and January 3, 2009.

Information regarding the Predecessor’s stock options follows:

				2010
	June 26, 2010	January 2, 2010	January 3, 2009	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at period beginning	28,871	29,206	27,195
Granted	0	0	3,650
Exercised	(28,871)	(201)	(859)
Cancelled	0	(134)	(780)

Outstanding at period end	0	28,871	29,206	0	$0

Exercisable at period end	0	26,001	25,516	0	$0

Weighted-Average Exercise Price Per Share
Granted	na	$0	$1,193.82
Exercised	726.09	626.99	626.99
Cancelled	na	626.99	841.30

At period end,
Outstanding	na	726.09	724.95
Exercisable	na	677.26	661.35

Nonvested shares:
Number at period end	na	2,870

Weighted-Average Grant-date Fair Value	na	$356.14

Vested shares:
Number	na	820

Weighted-Average Grant-date Fair Value	na	$348.87

There were no options granted under the 2003 Stock Option Plan during 2010 or 2009. The weighted-average grant-date fair value of options granted in 2008 under the 2003 Stock Option Plan was $360.49. The weighted-average grant-date fair value of options under the 2003 Stock Option Plan was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

2008
Risk-free interest rate	1.77 – 3.11%
Expected term (in years)	5
Expected volatility	27.65 – 28.67%
Expected dividends	None

The risk-free interest rate for periods within the expected term of the option was based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility used was based on the historical volatility of the stock of companies within our peer group.

NOTE J—SUBSEQUENT EVENTS

In January 2011, we entered into futures contracts to fix the variable portion of the interest rate (the 1.75% LIBOR floor at period end) on $250 million of our variable rate debt. The following is a summary of the key contract terms:

Notional Amount	Effective Date	Maturity Date	Fixed Rate
$50 million	November 16, 2012	November 16, 2013	2.73%
$50 million	November 16, 2012	November 16, 2014	3.16%
$150 million	November 16, 2012	May 16, 2015	3.35%

On January 5, 2011, the Company made a $17.7 million voluntary prepayment on its term B loan.

On February 25, 2011, the Company completed a refinancing of our credit agreement. The new amended and restated credit agreement with Bank of America, N.A. as administrative agent, provides availability up to $915 million and consists of the following:

•

$75 million revolving line of credit of which $17.5 million matures June 29, 2015 with the remaining $57.5 million expiring February 25, 2016. The line bears interest at the greater of Libor or 1.75%, plus 4.5% margin for Eurodollar loans and the greater of base rate or 2.75%, plus 3.5% margin for base rate loans;

•

$840 million term B loan maturing February 25, 2018, amortizing at 1% per year, and bearing interest at the greater of Libor or 1.25%, plus 3% margin for Eurodollar loans and the greater of base rate or 2.25%, plus 2% margin for base rate loans;

•	In addition, the credit agreement permits us to incur incremental term and revolving loans in an aggregate amount not to exceed $200 million, subject to certain conditions.

On March 3, 2011, the Company used the proceeds from the expansion of the term B loan to pay a cash dividend of $65 million to its parent Midco who paid a dividend to MFI Holding, which subsequently distributed it to its shareholders.

The following is a pro forma condensed balance sheet reflecting the January 2011 voluntary debt prepayment, the February 2011 amended and restated credit agreement and the March 2011 dividend paid:

	As Reported	Debt Pro Forma Adjustments			Dividend to MFI Midco Pro Forma Adjustments			Pro Forma
	(Unaudited, In thousands)
Assets
Current Assets
Cash and equivalents	$44,805	$45,411	(a	)	$(65,000)	(e	)	$25,216
Accounts receivable, less allowances	140,266	0			0			140,266
Inventories	133,131	0			0			133,131
Prepaid expenses and other	33,043	0			0			33,043

Total current assets	351,245	45,411			(65,000)			331,656

Property, Plant and Equipment—net	310,316	0			0			310,316

Other assets:
Goodwill	829,594	0			0			829,594
Intangibles and other assets	672,943	7,136	(b	)	0			680,079

	1,502,537	7,136			0			1,509,673

Total assets	$2,164,098	$52,547			$(65,000)			$2,151,645

Liabilities and Shareholder’s Equity
Current Liabilities
Current maturities of long-term debt	$9,983	$4,425	(c	)	$0			$14,408
Accounts payable	70,321	0			0			70,321
Accrued liabilities	100,750	(7,428)	(d	)	0			93,322

Total current liabilities	181,054	(3,003)			0			178,051
Long-term debt, less current maturities	1,219,199	55,550	(c	)	0			1,274,749
Deferred income taxes	286,439	0			0			286,439
Other long-term liabilities	3,791	0			0			3,791
Shareholder’s equity	473,615	0			(65,000)	(e	)	408,615

Total liabilities and shareholder’s equity	$2,164,098	$52,547			$(65,000)			$2,151,645

(a)	Reflects the $17.7 million voluntary prepayment and the receipt of $77.7 million proceeds of the refinancing, less $7.4 million accrued interest and $7.1 million deferred financing costs paid to lenders whose debt was modified and continued to participate in the amended and restated credit agreement.
(b)	Reflects the 1% soft call premium of $7 million and $0.1 million of revolver amendment fees paid at closing of the refinancing, all related to lenders who participated in the amendment and restatement of the credit agreement.
(c)	Reflects the $17.7 million reduction in term B loan debt for the voluntary prepayment and the increase of $77.7 million upon the closing of the refinancing of the incremental borrowing on our amended term B loan.
(d)	Reflects the payment of accrued interest on the term B loan through February 25, 2011.
(e)	Reflects the March 3, 2011 dividend paid to MFI Midco Corporation, our parent, subsequently distributed to MFI Holding Corporation’s shareholders on March 4, 2011.

Since the borrowing capacity of the revolver increased due to the extension of the term, unamortized deferred costs associated with the previous revolver along with third party and creditor fees of $72,000 related to the new revolver, which were capitalized, are being amortized over the term of the new revolver.

Our term loan was syndicated to a number of creditors with each creditor having a separate loan with the Company. Therefore the analysis as to whether this refinancing constitutes a modification or extinguishment of debt was performed on a lender by lender basis. For individual loans that were considered modified, unamortized deferred costs associated with the previous term loan were expensed in proportion to any decreases in principal. The remaining unamortized deferred costs along with new creditor fees are being amortized over the term of the new loan. All third party fees were expensed as incurred.

The only loans considered extinguished were with lenders who did not participate in the amended and restated credit agreement. As a result, $1.8 million of deferred financing costs, $1.1 million original issue discount and $0.6 million soft call premium associated with the debt of these lenders were recorded as a loss on early extinguishment of debt during the three months ended April 2, 2011. All third party fees were expensed as incurred.

Total third party costs associated with the term B loan refinancing, including arranger fees, attorney fees and rating agency fees of $4.5 million were expensed as the term B loan refinancing was determined to be a modification and not a debt extinguishment.

NOTE K—BUSINESS SEGMENTS

Our business activities are consistent with those of our predecessor and continue to be organized around three business segments as follows:

Egg Products processes and distributes numerous egg products and shell eggs primarily through its facilities in the Midwest and Eastern United States and Canada. Sales of egg products are made through an internal sales force and independent brokers to the foodservice, food ingredient and retail markets primarily throughout North America, and to certain export markets.

Crystal Farms distributes a wide range of refrigerated grocery products, including various cheese products packaged at its Wisconsin cheese packaging facility. Sales of refrigerated grocery products are made through an internal sales force and independent brokers to retail and wholesale markets throughout much of the United States.

Potato Products processes and distributes refrigerated potato products from its manufacturing facilities in Minnesota and Nevada. Sales of potato products are made through an internal sales force and independent brokers to foodservice and retail markets throughout the United States.

Both internal and external reporting conforms to this organizational structure, with no significant differences in accounting policies applied. We evaluate the performance of our business segments and allocated resources to them based primarily on operating profit, defined as earnings before interest expense, interest income, income taxes and allocations of corporate costs to the respective divisions. Intersegment sales are made at market prices. Our corporate office maintains a majority of our cash under our cash management policy. See Note L for disclosure of our foreign operations represented in the Non-Guarantor Subsidiary column of the respective statements.

We have the following concentrations in sales and accounts receivable for major customers with revenues recorded in all three segments of our business:

	Sales
	Company	Predecessor
	Six Months Ended January 1, 2011	Six Months Ended June 26, 2010	Year Ended January 2, 2010	Year Ended January 3, 2009	Accounts Receivable
					Company	Predecessor
					January 1, 2011	January 2, 2010
Customer A	10%	10%	16%	15%	12%	12%
Customer B	12%	12%	18%	13%	12%	16%

Certain financial information for our operating segments is as follows (In thousands):

	Egg Products	Potato Products	Crystal Farms	MFI Corporate & Eliminations	Corporate	Total
Company
For the six months ended
January 1, 2011
External net sales	$566,231	$65,040	$227,035	$0	$0	$858,306
Intersegment sales	8,836	4,482	0	(13,318)	0	0
Operating profit (loss)	48,859	3,636	8,586	(5,692)	0	55,389
Total assets	1,568,733	248,938	209,619	65,899	70,909	2,164,098
Depreciation and amortization	40,221	5,511	4,027	3	0	49,762
Capital expenditures	16,843	3,087	605	6	0	20,541

Predecessor
For the six months ended
June 26, 2010
External net sales	$508,085	$57,661	$178,249	$0	$0	$743,995
Intersegment sales	7,073	3,423	0	(10,496)	0	0
Operating profit (loss)	64,303	(7,074)	12,272	(55,267)	0	14,234
Total assets	936,738	168,980	109,891	116,047	3,625	1,335,281
Depreciation and amortization	23,082	10,633	2,292	2	0	36,009
Capital expenditures	12,286	9,639	430	0	0	22,354

For the year ended
January 2, 2010
External net sales	$1,046,791	$119,219	$376,769	$0	$0	$1,542,779
Intersegment sales	12,979	6,609	0	(19,588)	0	0
Operating profit (loss)	133,162	710	34,823	(13,412)	0	155,283
Total assets	934,363	169,106	114,236	89,160	798	1,307,663
Depreciation and amortization	47,587	11,366	4,315	4	0	63,272
Capital expenditures	22,040	39,984	2,109	0	0	64,133

For the year ended
January 3, 2009
External net sales	$1,265,641	$125,059	$413,673	$0	$0	$1,804,373
Intersegment sales	16,607	6,469	0	(23,076)	0	0
Operating profit (loss)	95,442	13,719	17,267	(16,413)	0	110,015
Total assets	968,845	136,955	121,474	71,584	1,011	1,299,869
Depreciation and amortization	65,906	6,856	4,555	4	0	77,321
Capital expenditures	23,177	13,670	2,215	0	0	39,062

NOTE L—SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

We and our 100% owned domestic subsidiaries, jointly and severally, and fully and unconditionally guarantee the credit agreement and senior notes.

The following condensed consolidating financial information presents our consolidated balance sheet as of January 1, 2011 and Predecessor consolidated balance sheet as of January 2, 2010, and the condensed consolidating statements of operations and statements of cash flows for our six-month period ended January 1, 2011 and Predecessor’s six-month period ended June 26, 2010. For the Company’s January 1, 2011 period, the financial statements reflect Michael Foods Group, Inc. (Corporate), the 100% owned guarantor subsidiaries (on a combined basis), the non-guarantor subsidiary (MFI Food Canada, Ltd.), and elimination entries necessary to combine such entities on a consolidated basis. For the Predecessor’s June 26, 2010, January 2, 2010 and January 3, 2009 periods, the financial statements reflect M-Foods Holdings, Inc. (Predecessor Corporate), the 100% owned Predecessor guarantor subsidiaries (on a combined basis), the Predecessor non-guarantor subsidiary (MFI Food Canada, Ltd.), and elimination entries necessary to combine such entities on a consolidated basis.

Company

Condensed Consolidating Balance Sheet

January 1, 2011

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current Assets
Cash and equivalents	$0	$43,610	$1,195	$0	$44,805
Accounts receivable, less allowances	0	134,605	5,661	0	140,266
Inventories	0	127,615	5,516	0	133,131
Prepaid expenses and other	22,364	10,604	75	0	33,043

Total current assets	22,364	316,434	12,447	0	351,245

Property, Plant and Equipment—net	0	299,238	11,078	0	310,316

Other assets:
Goodwill	0	822,558	7,036	0	829,594
Intangibles and other assets	48,545	642,934	0	(18,536)	672,943
Investment in subsidiaries	1,622,274	4,617	0	(1,626,891)	0

	1,670,819	1,470,109	7,036	(1,645,427)	1,502,537

Total assets	$1,693,183	$2,085,781	$30,561	$(1,645,427)	$2,164,098

Liabilities and Shareholder’s Equity
Current Liabilities
Current maturities of long-term debt	$1,875	$6,687	$1,421	$0	$9,983
Accounts payable	0	68,484	1,837	0	70,321
Accrued liabilities	22,058	76,710	1,982	0	100,750

Total current liabilities	23,933	151,881	5,240	0	181,054
Long-term debt, less current maturities	1,192,428	24,510	20,797	(18,536)	1,219,199
Deferred income taxes	(584)	287,023	0	0	286,439
Other long-term liabilities	3,791	0	0	0	3,791
Shareholder’s equity	473,615	1,622,367	4,524	(1,626,891)	473,615

Total liabilities and shareholder’s equity	$1,693,183	$2,085,781	$30,561	$(1,645,427)	$2,164,098

Predecessor

Condensed Consolidating Balance Sheet

January 2, 2010

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current Assets
Cash and equivalents	$0	$86,189	$872	$0	$87,061
Accounts receivable, less allowances	0	120,222	6,080	(1,782)	124,520
Inventories	0	117,872	8,104	0	125,976
Prepaid expenses and other	0	8,040	99	0	8,139

Total current assets	0	332,323	15,155	(1,782)	345,696

Property, Plant and Equipment—net	0	236,951	12,714	0	249,665

Other assets:
Goodwill	0	519,890	3,026	0	522,916
Intangibles and other assets	798	200,864	2,599	(14,875)	189,386
Investment in subsidiaries	478,361	83	0	(478,444)	0

	479,159	720,837	5,625	(493,319)	712,302

Total assets	$479,159	$1,290,111	$33,494	$(495,101)	$1,307,663

Liabilities and Shareholder’s Equity
Current Liabilities
Current maturities of long-term debt	$0	$3,982	$1,685	$0	$5,667
Accounts payable	0	69,273	4,302	(1,782)	71,793
Accrued liabilities	(1,799)	92,431	1,844	0	92,476

Total current liabilities	(1,799)	165,686	7,831	(1,782)	169,936
Long-term debt, less current maturities	154,061	543,177	22,145	(17,952)	701,431
Deferred income taxes	0	85,699	0	0	85,699
Other long-term liabilities	0	23,700	0	0	23,700
Shareholder’s equity	326,897	471,849	3,518	(475,367)	326,897

Total liabilities and shareholder’s equity	$479,159	$1,290,111	$33,494	$(495,101)	$1,307,663

Company

Condensed Consolidating Statements of Operations

For the Six Months Ended January 1, 2011

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$840,307	$27,025	$(9,026)	$858,306
Cost of sales	0	710,103	25,755	(9,026)	726,832

Gross profit	0	130,204	1,270	0	131,474
Selling, general and administrative expenses	0	74,437	1,648	0	76,085

Operating profit	0	55,767	(378)	0	55,389
Interest expense, net	52,315	(275)	831	0	52,871
Unrealized gain on currency translation	0	(738)	0	0	(738)

Earnings (loss) before equity in earnings (loss) of subsidiaries, income taxes and equity in losses of unconsolidated subsidiary	(52,315)	56,780	(1,209)	0	3,256
Equity in earnings (loss) of subsidiaries	35,857	(1,149)	0	(34,708)	0

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	(16,458)	55,631	(1,209)	(34,708)	3,256
Income tax expense (benefit)	(19,735)	19,546	(60)	0	(249)

Earnings (loss) before equity in losses of unconsolidated subsidiary	3,277	36,085	(1,149)	(34,708)	3,505
Equity in losses of unconsolidated subsidiary	0	228	0	0	228

Net earnings (loss)	$3,277	$35,857	$(1,149)	$(34,708)	$3,277

Predecessor

Condensed Consolidating Statements of Operations

For the Six Months Ended June 26, 2010

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$724,649	$27,352	$(8,006)	$743,995
Cost of sales	0	595,789	24,965	(8,006)	612,748

Gross profit	0	128,860	2,387	0	131,247
Selling, general and administrative expenses	0	100,650	1,633	0	102,283
Transaction costs	0	14,730	0	0	14,730

Operating profit	0	13,480	754	0	14,234
Interest expense, net	7,533	22,654	798	0	30,985
Loss on early extinguishment of debt	6,388	24,850	0	0	31,238

Loss before equity in earnings (loss) of subsidiaries, income taxes and equity in losses of unconsolidated subsidiary	(13,921)	(34,024)	(44)	0	(47,989)
Equity in earnings (loss) of subsidiaries	(23,987)	31	0	23,956	0

Loss before income taxes and equity in losses of unconsolidated subsidiary	(37,908)	(33,993)	(44)	23,956	(47,989)
Income tax benefit	(3,625)	(10,065)	(75)	0	(13,765)

Earnings (loss) before equity in losses of unconsolidated subsidiary	(34,283)	(23,928)	31	23,956	(34,224)
Equity in losses of unconsolidated subsidiary	0	59	0	0	59

Net earnings (loss)	$(34,283)	$(23,987)	$31	$23,956	$(34,283)

Predecessor

Condensed Consolidating Statement of Operations

For the Year Ended January 2, 2010

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$1,505,889	$52,363	$(15,473)	$1,542,779
Cost of sales	0	1,210,548	46,538	(15,473)	1,241,613

Gross profit	0	295,341	5,825	0	301,166
Selling, general and administrative expenses	0	141,748	4,135	0	145,883

Operating profit	0	153,593	1,690	0	155,283
Interest expense, net	14,846	42,768	1,570	0	59,184
Loss on early extinguishment of debt	0	3,237	0	0	3,237

Earnings (loss) before equity in earnings (loss) of subsidiaries and income taxes	(14,846)	107,588	120	0	92,862
Equity in earnings (loss) of subsidiaries	69,464	(118)	0	(69,346)	0

Earnings before income taxes	54,618	107,470	120	(69,346)	92,862
Income tax expense (benefit)	(5,554)	38,006	238	0	32,690

Net earnings (loss)	$60,172	$69,464	$(118)	$(69,346)	$60,172

Predecessor

Condensed Consolidating Statement of Operations

For the Year Ended January 3, 2009

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$1,748,436	$68,879	$(12,942)	$1,804,373
Cost of sales	0	1,482,496	58,866	(12,942)	1,528,420

Gross profit	0	265,940	10,013	0	275,953
Selling, general and administrative expenses	0	162,384	3,554	0	165,938

Operating profit	0	103,556	6,459	0	110,015
Interest expense, net	14,091	40,214	1,794	0	56,099

Earnings (loss) before equity in earnings of subsidiaries and income taxes	(14,091)	63,342	4,665	0	53,916
Equity in earnings (loss) of subsidiaries	46,878	7,560	0	(54,438)	0

Earnings before income taxes	32,787	70,902	4,665	(54,438)	53,916
Income tax expense (benefit)	(5,194)	24,024	(2,895)	0	15,935

Net earnings	$37,981	$46,878	$7,560	$(54,438)	$37,981

Company

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended January 1, 2011

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Consolidated
Net cash provided by operating activities	$22,881	$47,336	$1,110	$71,327
Cash flows from investing activities:
Capital expenditures	0	(19,801)	(740)	(20,541)
Business acquisition (net of cash acquired)	(1,675,000)	63,073	2,111	(1,609,816)
Investments in and equity adjustments of joint ventures and other	0	318	0	318

Net cash used in investing activities	(1,675,000)	43,590	1,371	(1,630,039)
Cash flows from financing activities:
Payments on long-term debt	(9,975)	(3,361)	(1,339)	(14,675)
Proceeds from long-term debt	1,202,700	0	0	1,202,700
Deferred financing costs	(52,337)	0	0	(52,337)
Capital investment by parent	527,105	(43,955)	0	483,150
Dividend to parent for transaction costs	(15,374)	0	0	(15,374)

Net cash provided by (used in) financing activities	1,652,119	(47,316)	(1,339)	1,603,464
Effect of exchange rate changes on cash	0	0	53	53

Net decrease in cash and equivalents	0	43,610	1,195	44,805
Cash and equivalents at beginning of period	0	0	0	0

Cash and equivalents at end of period	$0	$43,610	$1,195	$44,805

Predecessor

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 26, 2010

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Consolidated
Net cash (used in) provided by operating activities	$(7,511)	$48,696	$2,638	$43,823
Cash flows from investing activities:
Capital expenditures	0	(22,152)	(202)	(22,354)
Investment in joint venture	0	(1,500)	0	(1,500)

Net cash used in investing activities	0	(23,652)	(202)	(23,854)
Cash flows from financing activities:
Payments on long-term debt	(154,061)	(530,336)	(1,167)	(685,564)
Proceeds from long-term debt	0	6,032	0	6,032
Deferred financing costs	0	(153)	0	(153)
Capital investment by parent	161,572	476,298	0	637,870

Net cash (used in) provided by financing activities	7,511	(48,159)	(1,167)	(41,815)
Effect of exchange rate changes on cash	0	0	(31)	(31)

Net increase in cash and equivalents	0	(23,115)	1,238	(21,877)
Cash and equivalents at beginning of period	0	86,189	872	87,061

Cash and equivalents at end of period	$0	$63,074	$2,110	$65,184

Predecessor

Condensed Consolidating Statement of Cash Flows

For the Year Ended January 2, 2010

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Consolidated
Net cash (used in) provided by operating activities	$(7,511)	$141,451	$1,396	$135,336
Cash flows from investing activities:
Capital expenditures	0	(62,731)	(1,402)	(64,133)
Investment in other assets	0	(5,262)	(281)	(5,543)

Net cash used in investing activities	0	(67,993)	(1,683)	(69,676)
Cash flows from financing activities:
Payments on long-term debt	0	(499,543)	(1,086)	(500,629)
Proceeds from long-term debt	0	452,942	0	452,942
Payments on stock option exercises/share repurchases	0	(222)	0	(222)
Additional capital invested by (dividend paid to) parent	7,511	(7,611)	0	(100)
Deferred financing costs	0	(9,095)	0	(9,095)

Net cash (used in) provided by financing activities	7,511	(63,529)	(1,086)	(57,104)
Effect of exchange rate changes on cash	0	0	451	451

Net increase (decrease) in cash and equivalents	0	9,929	(922)	9,007
Cash and equivalents at beginning of year	0	76,260	1,794	78,054

Cash and equivalents at end of year	$0	$86,189	$872	$87,061

Predecessor

Condensed Consolidating Statement of Cash Flows

For the Year Ended January 3, 2009

(In thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Consolidated
Net cash provided by operating activities	$0	$95,264	$3,825	$99,089
Cash flows from investing activities:
Capital expenditures	0	(36,905)	(2,157)	(39,062)
Business acquisition	0	(8,652)	0	(8,652)

Net cash used in investing activities	0	(45,557)	(2,157)	(47,714)
Cash flows from financing activities:
Payments on long-term debt	0	(1,097)	(973)	(2,070)
Payments on stock option exercises/share repurchases	0	(517)	0	(517)
Additional capital invested by parent	0	125	0	125
Deferred financing costs	0	(463)	0	(463)

Net cash used in financing activities	0	(1,952)	(973)	(2,925)
Effect of exchange rate changes on cash	0	0	(473)	(473)

Net increase in cash and equivalents	0	47,755	222	47,977
Cash and equivalents at beginning of year	0	28,505	1,572	30,077

Cash and equivalents at end of year	$0	$76,260	$1,794	$78,054

NOTE M—QUARTERLY FINANCIAL DATA

	Quarter
	(Unaudited, In thousands)
	First	Second	Third	Fourth
Company
For the period ended January 1, 2011
Net sales			$429,371	$428,935
Gross profit			56,955	74,519
Net earnings (loss)			(5,867)	9,144

Predecessor
For the period ended June 26, 2010
Net sales	$395,302	$348,693
Gross profit	73,241	58,006
Net earnings (loss)	17,491	(51,774)

2009
Net sales	$401,249	$369,123	$382,116	$390,291
Gross profit	77,451	72,705	75,613	75,397
Net earnings	18,614	8,219	16,147	17,192

PART I—FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands, except for share data)

	April 2, 2011	January 1, 2011
ASSETS
Current Assets
Cash and equivalents	$3,896	$44,805
Accounts receivable, less allowances	151,090	140,266
Inventories	145,977	133,131
Income taxes	24,575	23,503
Prepaid expenses and other	10,406	9,540

Total Current Assets	335,944	351,245
Property, Plant and Equipment
Land	9,212	9,212
Buildings and improvements	110,286	110,230
Machinery and equipment	234,141	224,189

	353,639	343,631
Less accumulated depreciation	50,154	33,315

	303,485	310,316
Other Assets
Goodwill	830,218	829,594
Intangible assets, net	608,308	616,008
Deferred financing costs	51,830	48,545
Other assets	8,272	8,390

	1,498,628	1,502,537

	$2,138,057	$2,164,098

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Current maturities of long-term debt	$16,664	$9,983
Accounts payable	70,310	70,321
Accrued liabilities
Compensation	13,356	18,922
Customer programs	30,837	35,164
Interest	9,800	22,298
Other	25,136	24,366

Total Current Liabilities	166,103	181,054
Long-term debt, less current maturities	1,272,085	1,219,199
Deferred income taxes	285,949	286,439
Other long-term liabilities	4,468	3,791
Commitments and contingencies	0	0
Shareholder’s Equity
Common stock, $0.01 par value, 5,000 shares authorized and 100 shares issued and outstanding as of April 2, 2011 and January 1, 2011	0	0
Additional paid-in capital	409,836	468,818
Retained earnings (accumulated deficit)	(2,386)	3,277
Accumulated other comprehensive income	2,002	1,520

	409,452	473,615

	$2,138,057	$2,164,098

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended April 2, 2011 and April 3, 2010

(Unaudited, in thousands)

	Company	Predecessor
	2011	2010
Net sales	$417,101	$395,302
Cost of sales	344,488	322,061

Gross profit	72,613	73,241
Selling, general and administrative expenses	45,021	34,760

Operating profit	27,592	38,481
Interest expense, net	25,205	15,429
Loss on early extinguishment of debt	3,527	0
Unrealized gain on currency translation	(579)	0

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	(561)	23,052
Income tax expense (benefit)	(245)	8,029

Earnings (loss) before equity in losses of unconsolidated subsidiary	(316)	15,023
Equity in losses of unconsolidated subsidiary	119	0

Net earnings (loss)	$(435)	$15,023

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

AND COMPREHENSIVE INCOME (LOSS)

For the Period Ended April 2, 2011

(In thousands)

	Shares Issued	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total Shareholder’s Equity
Balance at January 1, 2011	5	$0	$468,818	$3,277	$1,520		$473,615
Stock option compensation			525				525
Capital invested by parent			265				265
Dividend to parent			(59,772)	(5,228)			(65,000)
Net loss				(435)		$(435)
Foreign currency translation adjustment					(69)	(69)
Futures gain					551	551

Comprehensive income						$47	47

Balance at April 2, 2011	5	$0	$409,836	$(2,386)	$2,002		$409,452

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For periods ended April 2, 2011 and April 3, 2010

(Unaudited, in thousands)

	Company	Predecessor
	2011	2010

Net cash provided by (used in) operating activities	$(16,893)	$3,625
Cash flows from investing activities:
Capital expenditures	(9,608)	(10,253)
Investment in and equity adjustments of joint ventures and other	0	(1,500)

Net cash used in investing activities	(9,608)	(11,753)
Cash flows from financing activities:
Payments on long-term debt	(782,249)	(1,286)
Proceeds from issuance of debt	840,000	3,859
Deferred financing costs	(7,160)	0
Dividend to parent	(65,000)	0

Net cash provided by (used in) financing activities	(14,409)	2,573
Effect of exchange rate changes on cash	1	(4)

Net decrease in cash and equivalents	(40,909)	(5,559)
Cash and equivalents at beginning of period	44,805	87,061

Cash and equivalents at end of period	$3,896	$81,502

Supplemental disclosures of cash flow information:
Non-cash capital investment by parent	$265	$0

Non-cash write-off of deferred financing costs	$1,845	$0

Non-cash write-off of original issue discount	$1,123	$0

Non-cash stock compensation	$525	$89

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MICHAEL FOODS GROUP, INC.

(Unaudited)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—GENERAL

Basis of Presentation

On June 29, 2010, M-Foods Holdings, Inc. together with its subsidiaries, the “Predecessor,” merged with and into MFI Acquisition Corporation, and the surviving entity was renamed Michael Foods Group, Inc. (“Michael Foods,” “Company,” “we,” “us,” “our”). We are an indirect wholly owned subsidiary of MFI Holding Corporation (“MFI Holding” or “Parent”). The merger was accounted for as a business combination and a new accounting basis was established. Accordingly, the accompanying condensed consolidated financial statements are presented for two periods, Predecessor and Company, which relate to the accounting periods preceding and succeeding the consummation of the merger. The Predecessor and Company periods have been separated by a vertical line on the face of the condensed consolidated financial statements, when applicable, to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed by us in the preparation of our condensed consolidated financial statements for the Company period are consistent with those of the Predecessor period and are further described below.

Also, the Predecessor is, collectively, M-Foods Holdings, Inc. and its subsidiaries. The entity that filed reports with the Securities and Exchange Commission prior to the June 29, 2010 merger was Michael Foods, Inc., a direct, wholly owned subsidiary of M-Foods Holdings, Inc. In general, the Michael Foods, Inc. filings did not include financial information with respect to M-Foods Holdings, Inc. Consequently, certain Predecessor information herein is not directly comparable to information in the Michael Foods, Inc. filings. Prior to the merger, M-Foods Holdings, Inc. liabilities consisted solely of 9.75% discount notes (the fully-accreted balance of which, as of June 26, 2010, was $154.1 million) and M-Foods Holdings, Inc.’s sole asset was the shares of Michael Foods, Inc.

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

We utilize a 52/53 week fiscal year ending on the Saturday nearest to December 31 each year. The quarterly periods ended April 2, 2011 and April 3, 2010 were both 13-week periods.

In the opinion of management, the unaudited financial statements contain all adjustments necessary to present fairly the results of operations for the periods indicated. Our results of operations and cash flows for the three-month period ended April 2, 2011 and the Predecessor’s results of operations for the three-month period ended April 3, 2010 are not necessarily indicative of the results expected for the full year.

We have evaluated all subsequent events through May 16, 2011, the issuance date of our financial statements.

Recent Accounting Pronouncements

There were no accounting pronouncements issued that are expected to have material impacts on our financial position, operating results or disclosures.

Financial Instruments and Fair Value Measurements

We are exposed to market risks from changes in commodity prices, which may adversely affect our operating results and financial position. When appropriate, we seek to minimize our risks from commodity price fluctuations through the use of derivative financial instruments, such as commodity purchase contracts, which are classified as derivatives, along with other instruments relating primarily to corn, soybean meal, cheese and energy-related needs. We estimate fair values based on exchange-quoted prices, adjusted as appropriate for differences in local markets. These differences are generally valued using inputs from broker or dealer quotations, or market transactions in either the listed or over-the-counter commodity markets. In such cases, these derivative contracts are classified within Level 2 of the fair value hierarchy. Changes in the fair values of these contracts are recognized in the consolidated financial statements as a component of cost of sales or other comprehensive income (loss). The hedging related financial assets measured at fair value on a recurring basis are included in cash, prepaid expenses and other current assets.

In addition, we seek to minimize our risks from interest rate fluctuations through the use of interest rate swap contracts. We estimate fair values based on market-quoted prices. Changes in the fair values of these contracts are recognized in the consolidated financial statements as a component of interest expense. The interest rate swap contract liability is measured at fair value on a recurring basis and is included in other long-term liabilities.

The following tables set forth our hedging-related financial assets and liabilities measured on a recurring basis as of the periods ended April 2, 2011 and January 1, 2011 (In thousands):

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:
Assets:
As of April 2, 2011
Commodity contracts - Grain	$3,184	$0	$3,184	$0
Commodity contracts - Energy	181	0	181	0

	$3,365	$0	$3,365	$0

As of January 1, 2011
Commodity contracts - Grain	$2,734	$0	$2,734	$0
Commodity contracts - Energy	129	0	129	0

	$2,863	$0	$2,863	$0

Liabilities:
As of April 2, 2011
Interest swap contracts	$678	$0	$678	$0

As of January 1, 2011
Interest swap contracts	$0	$0	$0	$0

We have six financial debt instruments, of which two are traded in the debt securities market. For the two traded instruments, we utilize level 1 valuation inputs for our debt securities based upon their market trading prices to compute the fair value of our financial debt owed to our lenders. The first debt instrument is our credit agreement facility that includes a term B loan. The fair value of the term B loan was $830.1 million compared to its carrying value of $826 million (outstanding balance of $840 million, less $14 million of unamortized original issue discount). The second debt instrument is our senior notes. The fair value of our senior notes was $468.2 million compared to the carrying value of $430 million. Our other debt instruments are not available for trading and we believe their fair value approximates their carrying value. See Note C for additional information.

Accounting for Hedging Activities

Certain of our operating segments enter into derivative instruments, such as corn and soybean meal futures and cheese commitments, which we believe provide an economic hedge on future transactions and are designated as cash flow hedges. As the commodities being hedged are either grain ingredients fed to our flocks or raw material production inputs, the changes in the market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of these items.

We actively monitor exposure to commodity price risks and use derivative commodity instruments to manage the impact of certain of these risks. We use derivatives, primarily futures contracts, only for the purpose of managing risks associated with underlying exposures. Our futures contracts for grains and raw materials are cash flow hedges of firm purchase commitments and anticipated production requirements, as they reduce our exposure to changes in the cash price of the respective items and generally extend for less than one year. We expect that within the next twelve months we will reclassify, as earnings or losses, substantially all of the amount recorded in accumulated other comprehensive income (loss) related to futures at period end.

In addition, we use derivative instruments to mitigate some of the risk associated with our energy-related needs and interest costs. We do not treat those futures contracts as hedging instruments and, therefore, record the gains or losses related to them as a component of earnings in the period of change.

We do not trade or use instruments with the objective of earning financial gains on the commodity price, nor do we use instruments where there are not underlying exposures. All derivatives are recognized at their fair value. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income or (loss) (“AOCI” or “AOCL”) in the equity section of our balance sheet and a corresponding amount is recorded in cash and prepaid and other current assets or other current liabilities, as appropriate. The amounts carried in cash, when appropriate, represent the fair value of our positions in excess of margin requirements. We offset certain derivative asset and liability amounts where a legal right of offset exists. The amounts deferred are subsequently recognized in cost of sales when the associated products are sold. The cost or benefit of contracts closed prior to the execution of the underlying purchase is deferred until the anticipated purchase occurs. As a result of the volatility of the markets, deferred gains and losses in AOCI or AOCL may fluctuate until the related contract is closed. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. We do not exclude any items from our assessment of ineffectiveness. During the three-month period ended April 2, 2011, we did not discontinue any cash flow hedges, therefore no reclassification of gains or losses into earnings were made during the period.

On April 2, 2011, we had the following outstanding commodity-forward contracts that were entered into to hedge forecasted purchases of grain:

Commodity	Quantity
Corn (bushels)	2,415,000
Soybean Meal (tons)	44,100

The following table represents our derivative assets and (liabilities) (In thousands):

	Balance Sheet Location	Fair Value
		April 2, 2011		January 1, 2011
		Asset	Liability	Asset	Liability
Derivatives designated as hedging instruments:

Commodity contracts—Grain	Cash, prepaid expenses and other	$3,326	$(142)	$2,734	$0

Derivatives not designated as hedging instruments:

Commodity contracts—Energy	Cash, prepaid expenses and other	$181	$0	$129	$0

Interest swap contracts	Other long-term liabilities	$0	$(678)	$0	$0

The following tables represent the effect of derivative instruments on our Condensed Consolidated Statement of Operations for the three-month period ended April 2, 2011 of the Company and for the three-month period ended April 3, 2010 of the Predecessor (in thousands, net of tax impact):

Derivatives in Cash Flow Hedging Relationships:

	(Effective Portion)			(Ineffective Portion)
	Gain (Loss) Recognized in AOCI on Derivative	Location of Gain (Loss) Reclassified from AOCI into Earnings	Gain (Loss) Reclassified from AOCI into Earnings	Location of Gain (Loss) Recognized in Earnings on Derivative	Gain (Loss) Recognized in Earnings on Derivative
Company

	For the three months ended April 2, 2011
Commodity contracts—Grain	$1,546	Cost of sales	$995	Cost of sales	$(10)

Predecessor

	For the three months ended April 3, 2010
Commodity contracts—Grain	$(883)	Cost of sales	$236	Cost of sales	$(60)

Derivatives not designated as hedging instruments:

	Locations of Gain (Loss) Recognized in Earnings on Derivative	Company	Predecessor
		Three Months Ended April 2, 2011	Three Months Ended April 3, 2010
		Gain (Loss) Recognized in Earnings on Derivative
Commodity contracts—Energy	Cost of sales	$13	$(17)

Interest swap contracts	Interest Expense, net	$(424)	$0

Goodwill and Intangible Assets

We recognize as goodwill the excess cost of an acquired entity over the net amount assigned to assets acquired, including intangible assets with indefinite lives, and liabilities assumed. Goodwill and intangible assets with indefinite lives (trademarks) are tested for impairment on an annual basis during the fourth quarter, and between annual tests whenever there is an impairment indicated. Fair values are estimated based on our best assessment of market value compared to the corresponding carrying value of the reporting unit, including goodwill.

Currency Translation

Our Egg Products Division includes a subsidiary in Canada (MFI Food Canada, Ltd.). Its financial statements are included in our consolidated financial statements. The financial statements for the Canadian entity are measured in the local currency and then translated into U.S. dollars. The balance sheet accounts, with the exception of retained earnings accounts, are translated using the current exchange rate at the balance sheet date and the operating results are translated using the average rates prevailing throughout the reporting period. The retained earnings equity accounts are translated at historical average rates. Accumulated translation gains or losses are recorded in AOCI or AOCL and are included as a component of comprehensive income. Transactional gains and losses are reported in the statement of operations. Michael Foods, Inc. holds a Canadian dollar-denominated note receivable from the Canadian subsidiary. As a result, we record the exchange-rates impact on that note as a component of earnings (loss) in the period of change.

Joint Venture

During March of 2010, we funded $1.5 million, our 50% share of the initial capital funding of a joint venture, to MFOSI, LLC, a Delaware LLC (“MFOSI”). MFOSI owns 100% of its subsidiary, Lang Fang MK Food Co., a Chinese company, which is still in the initial stages of operations and has no revenue. Under the equity method of accounting, a loss of $119,000 was recorded for the unconsolidated subsidiary for the three-month period ended April 2, 2011, representing our 50% share of the joint venture’s net loss from operations.

NOTE B—BUSINESS COMBINATION

On June 29, 2010, the Predecessor, merged with and into MFI Acquisition Corporation, and the surviving entity was renamed Michael Foods Group, Inc. We are an indirect wholly owned subsidiary of MFI Holding Corporation (“MFI Holding”) and the Predecessor was a wholly owned subsidiary of Michael Foods Investors, LLC (“Parent of Predecessor”). The stockholders of MFI Holding are GS Capital Partners VI Fund, L.P. and its affiliates (approximately 74%), affiliates and co-investors of Thomas H. Lee Partners, L.P. (collectively, “THL”), the Predecessor’s largest stockholder prior to the transaction (approximately 21%), and certain current and former members of management (approximately 5%). Under the terms of the merger, all outstanding Predecessor shares and stock options were purchased for approximately $1.675 billion, which amount was financed through equity contributions from MFI Holding (including rollover of equity investment in the Predecessor) of approximately $482.9 million, a senior secured credit facility of up to $865 million (of which $798 million was drawn at the close of the transaction), and $430 million of 9.75% senior notes.

The stockholders of MFI Holding are parties to a Stockholders Agreement and a Registration Rights Agreement. In general, the Stockholders Agreement prohibits transfers of capital stock of MFI Holding before June 29, 2013, except where approved by both GSCP and THL. On and after June 29, 2013, GSCP can require the other stockholders to participate in a proposed sale of stock to a third party and resulting change of control. In general, the Registration Rights Agreement provides that if there is an initial public offering of common stock or other equity securities of MFI Holding or any of its subsidiaries, GSCP and THL will be entitled to demand registration under the Securities Act of the resale of all or any portion of the affected securities. Furthermore, in such event, all other holders of the affected securities will, subject to certain restrictions, be entitled to participate in the registration of shares of MFI Holding’s capital stock.

The purchase price of $1.675 billion was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. Accounts receivable fair value was determined by taking the contractual amount of the trade receivables of $125.3 million and reducing it by $0.6 million for our estimate of balances that would not be collected and therefore not generate cash flows to the Company. The value of inventory was determined by taking the expected selling price of the inventory based upon current markets and reducing it by the historical selling costs (i.e. transportation, commissions, etc.). The other short term assets and liabilities were valued at the existing carrying values as they represented the fair value of those items at the time of the merger. These allocations were determined by management based on internal studies and in part on an independent valuation of the tangible (property, plant and equipment) and intangible assets of the Company. Identifiable intangible assets valued in the merger were trademarks and customer relationships. Trademarks were valued using the relief-from-royalty method approach and an indefinite life due to long-term use of the trademarks being valued and their importance to the Company’s business. The customer relationship intangibles were valued based on the present value of cash flows from earnings generated by sales to those customers, reduced by required returns on working capital, fixed assets and intangibles. The useful life of 17 years is the weighted average of the estimated lives of foodservice customers (20 years) and retail customers (15 years), both of which were determined by the Company’s actual relationships with customers in those channels. The residual between the acquisition price and the fair values recorded for identifiable assets and liabilities was recorded as goodwill. Due to the nature of the business combination, no significant synergies are expected to result from the merger. The goodwill is attributable to the Company’s industry-leading size, operational scale, product breadth and geographic scope, which make us an important strategic partner to customers across multiple distribution channels and business segments, and allow us to maintain strong market shares in significant segments of our business. In addition, an experienced management team and workforce have allowed us to build a history of consistent sales and EBITDA growth and cash flow generation. The goodwill generated in this transaction will not be deductible for tax purposes.

The allocation of the purchase price was as follows (In thousands):

Cash	$65,184
Receivables	124,715
Inventories	144,386
Other current assets	46,858
Property, plant and equipment	324,475
Goodwill	829,696
Trademarks (indefinite-lived)	111,000
Customer relationships (weighted average useful life of 17 years)	521,000
Other non-current assets	61,087
Accounts payable	(58,671)
Accrued liabilities	(160,537)
Deferred taxes	(289,916)
Other long-term liabilities	(4,873)
Debt assumed	(39,404)

$1,675,000

The following unaudited pro forma financial information for the three-month period ended April 3, 2010 reflects our consolidated results of operations, as if the acquisition had taken place on January 2, 2010 (In thousands):

April 3, 2010
Proforma net sales	$395,302
Proforma pretax earnings (loss)	5,545

The most significant of the pro forma adjustments reflected were to record the incremental interest on the additional debt incurred in connection with the merger and to record additional depreciation and amortization expense resulting from the fair value adjustments made to property, plant and equipment and customer relationship intangible assets. The pro forma financial information should be read in conjunction with the related historical information and is not necessarily indicative of the results that would have been obtained had the transaction actually taken place at the beginning of the period presented.

NOTE C—LONG-TERM DEBT

On February 25, 2011, we completed a refinancing of our credit agreement. The new amended and restated credit agreement, with Bank of America, N.A. as administrative agent, provides availability of up to $915 million and consists of the following:

•

$75 million revolving line of credit, of which $17.5 million matures June 29, 2015 with the remaining $57.5 million maturing February 25, 2016. The line bears interest at the greater of LIBOR or 1.75%, plus 4.5% margin for Eurodollar loans and the greater of base rate or 2.75%, plus 3.5% margin for base rate loans;

•

$840 million term B loan maturing February 25, 2018, amortizing at 1% per year, and bearing interest at the greater of LIBOR or 1.25%, plus 3% margin for Eurodollar loans and the greater of base rate or 2.25%, plus 2% margin for base rate loans; the agreement requires us to pay a 1% soft call premium should we prepay the loan within six months of the closing of the amendment and restatement;

•	In addition, the credit agreement permits us to incur incremental term and revolving loans in an aggregate amount not to exceed $200 million, subject to certain conditions.

In accordance with the provisions of the June 29, 2010 credit agreement, we paid a 1% soft call premium of $7.6 million to lenders. We capitalized approximately $7 million of the premium paid to lenders whose term debt was modified and continued to participate in the amended and restated credit agreement. Included in early extinguishment of debt costs for the period ended April 2, 2011 were approximately $600,000 of the 1% soft call costs and the non-cash write-off of approximately $1.8 million of unamortized deferred financing costs and approximately $1.1 million original issue discount associated with the debt extinguishment of those lenders who did not participate in the amended and restated credit agreement. We incurred debt issuance costs of $4.5 million paid to third parties related to the term B loan refinancing that was expensed during the period ended April 2, 2011.

The amended and restated credit agreement, including the revolving line of credit and term B loan, is collateralized by substantially all of our assets. The amended and restated credit agreement and senior notes contain restrictive covenants, including restrictions on dividends and distributions to shareholders, a maximum leverage ratio, a minimum interest coverage ratio and limitations on additional indebtedness and liens. Covenants related to operating performance are primarily based on earnings before income taxes, interest expense, depreciation and amortization expense, and other adjustments as defined in the amended and restated credit agreement. In addition, the amended and restated credit agreement and senior notes include guarantees by all of our domestic subsidiaries (see Note H for additional information).

Long-term debt consisted of the following as of the periods ended, (In thousands):

	April 2, 2011	January 1, 2011
Revolving line of credit	$0	$0
Term loans	840,000	780,025
Senior notes	430,000	430,000
Guaranteed bonds	10,782	11,497
Capital leases	14,016	15,145
MFI Food Canada, Ltd note payable	2,270	2,200
Northern Star Co. note payable	5,700	6,037

	1,302,768	1,244,904

Less:
Current maturities	16,664	9,983
Unamortized original issue discount	14,019	15,722

	$1,272,085	$1,219,199

The following reflects property under capital leases by major classes (In thousands):

	April 2, 2011	January 1, 2011
Machinery and equipment	$16,734	$16,703
Accumulated depreciation	(2,005)	(1,349)

	$14,729	$15,354

Aggregate maturities of our debt and capital leases as of April 2, 2011 are as follows (In thousands):

Year Ending,	Capital Leases	Debt	Total
2011 (Remaining nine months)	$3,980	$8,621	$12,601
2012	4,984	11,892	16,876
2013	5,894	12,021	17,915
2014	0	12,796	12,796
2015	0	10,384	10,384
Thereafter	0	1,233,038	1,233,038

	14,858	1,288,752	1,303,610
Less: Amounts representing interest and original issue discount amortization	842	14,019	14,861

	$14,016	$1,274,733	$1,288,749

In January 2011, we entered into futures contracts to fix the variable portion of the interest rate (the 1.75% LIBOR floor in effect at the time) on $250 million of our variable rate debt. The following is a summary of the key contract terms:

Notional Amount	Effective Date	Maturity Date	Fixed Rate
$50 million	November 16, 2012	November 16, 2013	2.73%
$50 million	November 16, 2012	November 16, 2014	3.16%
$150 million	November 16, 2012	May 16, 2015	3.35%

We do not treat those futures contracts as hedging instruments and, therefore, record the gains or losses related to them as a component of earnings (losses) in the period of change (see Note A).

The components of net interest expense are as follows (In thousands):

	Company	Predecessor
	Three Months Ended April 2, 2011	Three Months Ended April 3, 2010
Interest expense	$22,603	$13,879
Amortization of financing costs	2,031	913
Amortization of original issue discount on long-term debt	580	785
Capitalized interest	0	(110)
Interest income	(9)	(38)

Interest expense, net	$25,205	$15,429

NOTE D—INVENTORIES

Inventories, other than flocks, are stated at the lower of cost (determined on a first-in, first-out basis) or market. Flock inventory represents the cost of purchasing and raising flocks to laying maturity. The costs included in our flock inventory include the costs of the chicks, the feed fed to the birds, and the labor and overhead costs incurred to operate the pullet facilities until the birds are transferred into the laying facilities at 16-18 weeks, at which time their cost is amortized to operations over their expected useful life of generally one to two years.

Inventories consisted of the following as of the periods ended (in thousands):

	April 2, 2011	January 1, 2011
Raw materials and supplies	$26,830	$24,724
Work in process and finished goods	88,503	78,744
Flocks	30,644	29,663

	$145,977	$133,131

NOTE E—COMMITMENTS AND CONTINGENCIES

Legal Matters

Antitrust claims: In late 2008 and early 2009, some 22 class-action lawsuits were filed in various federal courts against Michael Foods, Inc. and approximately 20 other defendants (producers of shell eggs, manufacturers of processed egg products, and egg industry organizations) alleging violations of federal and state antitrust laws in connection with the production and sale of shell eggs and processed-egg products. Plaintiffs seek to represent nationwide classes of direct and indirect purchasers, and allege that defendants conspired to reduce the supply of eggs by participating in animal husbandry, egg-export and other programs of various egg-industry associations. In December 2008, the Judicial Panel on Multidistrict Litigation ordered the transfer of all cases to the Eastern District of Pennsylvania for coordinated and/or consolidated pretrial proceedings. We currently have two motions to dismiss pending before the Court: (1) a motion to dismiss the direct-purchaser plaintiffs’ Second Consolidated Amended Complaint against Michael Foods, Inc.; and (2) a motion to dismiss the indirect-purchaser plaintiffs’ Second Consolidated Amended Complaint against Michael Foods, Inc. and subsidiary Papetti’s Hygrade Egg Products, Inc. We are also a party to various other motions, filed by multiple defendants, to dismiss portions of the complaints. Oral arguments on the motions were held in October and November 2010, and decisions from the court are pending.

In late 2010 and early 2011, a number of companies, each of which would be part of the purported class in the antitrust action, brought separate actions against defendants. These “tag-along” cases, brought primarily by various grocery chains, assert essentially the same allegations as the Second Consolidated Amended Complaint in the main action pending before the Eastern District of Pennsylvania. One of the tag-along cases was filed in state court in Kansas; all others were either filed in or transferred to the Eastern District of Pennsylvania where they will be treated as related to the main action. Additionally, defendants are seeking to have the Kansas action transferred to the Eastern District of Pennsylvania.

We received a Civil Investigative Demand (“CID”) issued by the Florida Attorney General on November 17, 2008, regarding an investigation of possible anticompetitive activities “relating to the production and sale of eggs or egg products.” The CID requested information and documents related to the pricing and supply of shell eggs and egg products, as well as our participation in various programs of United Egg Producers. We have fully cooperated with the Florida Attorney General’s Office to date. Further compliance is suspended pending discovery in the civil antitrust litigation referenced above.

Patent infringement claims: On October 27, 2010, National Pasteurized Eggs, Inc. and National Pasteurized Eggs, LLC (“NPE”) commenced litigation against Michael Foods, Inc. and several of its subsidiaries in U.S. District Court for the Western District of Wisconsin. NPE alleges that our pasteurized shell egg products infringe on patents and trademarks that NPE owns or licenses. NPE seeks unspecified damages, profits from our sales of pasteurized shell eggs, attorney’s fees, and an injunction preventing the Michael Foods defendants from future infringement. We deny NPE’s allegations and are seeking declarations that NPE’s patents are invalid and not infringed, and that NPE’s trademarks are not infringed. Though there has been no quantification of claimed damages, pasteurized shell eggs constitute a very modest portion of sales in the Egg Products Division.

On April 15, 2011, Michael Foods, Inc. commenced litigation against National Pasteurized Eggs, Inc. (“NPE”) in U.S. District Court for the District of Minnesota. We allege that NPE’s production and sale of pasteurized shell eggs infringes three patents, each owned by the University of Missouri and exclusively licensed to Michael Foods, Inc. We seek unspecified damages and injunctive relief preventing NPE from future infringement.

These litigated matters are in their early stages, such that any possible loss cannot be estimated. Accordingly, we cannot predict what impact, if any, these matters and any results from such matters could have on our future results of operations.

Other: In addition, we are from time to time party to litigation, administrative proceedings and union grievances that arise in the ordinary course of business, and occasionally pay non-material amounts to resolve claims and alleged violations of regulatory requirements. There are no pending “ordinary course” matters that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our operations, financial condition or cash flow.

NOTE F—SHAREHOLDER’S EQUITY

Additional Paid-in Capital

We recorded a non-cash capital investment from our parent, MFI Midco Corporation (“Midco”), of $265,000 in the three-month period ended April 2, 2011 related to the tax benefit the Company receives on Midco’s tax amortization deduction due to filing a consolidated Federal tax return.

Dividend

During March 2011, the Company used the proceeds from the expansion of the term B loan to pay a cash dividend of $65 million to Midco which paid a dividend to MFI Holding, which subsequently distributed the dividend funds to its shareholders.

Stock-Based Compensation

During March 2011, MFI Holding paid its shareholders a $65 million dividend. The 2010 MFI Holding Corporation Equity Incentive Plan’s (the “Plan”) provisions require that in the event of a dividend, an appropriate adjustment will be made to the outstanding option shares granted or their exercise prices in order to prevent dilution. Concurrent with the MFI Holding dividend payment, our Compensation Committee adopted a resolution that modified the exercise prices of 40,663.78 performance-vesting stock options and 17,912.65 time-vesting stock options. The required adjustment did not affect the fair value of the options outstanding and no incremental stock-based compensation was recorded.

During the quarter ended April 2, 2011, MFI Holding granted options for 133.36 shares, with a $1,981.32 weighted average exercise price and a grant-date fair value of $632.80, under the terms of the Plan. The Plan has 58,576.43 options outstanding as of April 2, 2011, leaving a balance of 12,489.05 shares available for option issuance in the future. Any unexercised options will expire 10 years after the grant date. Options are granted with option prices based on the estimated fair market value of common stock at the date of grant as determined by MFI Holding’s management based on the implied price per share at the time of the merger.

The weighted-average fair value of options under the Plan on the grant date was determined utilizing the Black-Scholes option-pricing model and the following key assumptions:

2011
Risk-free interest rate	1.76%
Expected term (in years)	5
Expected volatility	32.96%
Expected dividends	None

The risk-free interest rate for periods within the expected term of the option was based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility used was based on the historical volatility of the stock of companies within our peer group.

Comprehensive Income

Comprehensive income, net of taxes was as follows (in thousands):

	Company	Predecessor
	Three months Ended April 2, 2011	Three months Ended April 3, 2010
Net earnings (loss)	$(435)	$15,023
Net (gains) losses arising during the period:
Net change to unrealized positions on cash flow hedges	551	(1,119)
Foreign currency translation adjustment	(69)	388

Other comprehensive income (loss)	482	(731)

Comprehensive income	$47	$14,292

NOTE G—BUSINESS SEGMENTS

The Company and the Predecessor operate in three reportable segments—Egg Products, Potato Products and Crystal Farms. Certain financial information on operating segments is as follows (unaudited, in thousands):

	Egg Products	Potato Products	Crystal Farms	Corporate & Eliminations	Total
Company
Three months ended April 2, 2011
External net sales	$287,253	$30,349	$99,499	$0	$417,101
Intersegment sales	3,800	1,547	0	(5,347)	0
Operating profit (loss)	27,737	2,791	5,321	(8,257)	27,592
Depreciation and amortization	19,641	2,851	1,981	1	24,474

Predecessor
Three months ended April 3, 2010
External net sales	$265,686	$30,362	$99,254	$0	$395,302
Intersegment sales	4,586	1,815	0	(6,401)	0
Operating profit (loss)	36,253	(1,853)	7,439	(3,358)	38,481
Depreciation and amortization	12,009	3,972	1,145	1	17,127

NOTE H—SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

We and our 100% owned domestic subsidiaries, jointly and severally, and fully and unconditionally, guarantee the amended and restated credit agreement and senior notes.

The following condensed consolidating financial information presents our consolidated balance sheets as of April 2, 2011 and as of January 1, 2011, and the condensed consolidating statements of operations and statements of cash flows for our three-month period ended April 2, 2011 and Predecessor’s three-month period ended April 3, 2010. For the Company’s April 2, 2011 period, the financial statements reflect Michael Foods Group, Inc. (Corporate), the wholly owned guarantor subsidiaries (on a combined basis), the non-guarantor subsidiary (MFI Food Canada, Ltd.), and elimination entries necessary to combine such entities on a consolidated basis. For the Predecessor’s April 3, 2010 period, the financial statements reflect M-Foods Holdings, Inc. (Predecessor Corporate), the wholly owned Predecessor guarantor subsidiaries (on a combined basis), the Predecessor non-guarantor subsidiary (MFI Food Canada, Ltd.), and elimination entries necessary to combine such entities on a consolidated basis.

Company

Condensed Consolidating Balance Sheets

April 2, 2011

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current Assets
Cash and equivalents	$0	$3,896	$0	$0	$3,896
Accounts receivable, less allowances	0	145,709	5,755	(374)	151,090
Inventories	0	138,361	7,616	0	145,977
Prepaid expenses and other	24,575	10,098	308	0	34,981

Total current assets	24,575	298,064	13,679	(374)	335,944

Property, Plant and Equipment—net	0	292,899	10,586	0	303,485

Other assets:
Goodwill	0	822,960	7,258	0	830,218
Intangibles and other assets	51,830	635,599	0	(19,019)	668,410
Investment in subsidiaries	1,602,854	4,424	0	(1,607,278)	0

	1,654,684	1,462,983	7,258	(1,626,297)	1,498,628

Total assets	$1,679,259	$2,053,946	$31,523	$(1,626,671)	$2,138,057

Liabilities and Shareholder’s Equity
Current Liabilities
Current maturities of long-term debt	$8,400	$6,784	$1,480	$0	$16,664
Accounts payable	0	68,234	2,450	(374)	70,310
Accrued liabilities	9,785	67,081	2,263	0	79,129

Total current liabilities	18,185	142,099	6,193	(374)	166,103
Long-term debt, less current maturities	1,247,581	22,405	21,118	(19,019)	1,272,085
Deferred income taxes	(427)	286,376	0	0	285,949
Other long-term liabilities	4,468	0	0	0	4,468
Shareholder’s equity	409,452	1,603,066	4,212	(1,607,278)	409,452

Total liabilities and shareholder’s equity	$1,679,259	$2,053,946	$31,523	$(1,626,671)	$2,138,057

Company

Condensed Consolidating Balance Sheets

January 1, 2011

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current Assets
Cash and equivalents	$0	$43,610	$1,195	$0	$44,805
Accounts receivable, less allowances	0	134,605	5,661	0	140,266
Inventories	0	127,615	5,516	0	133,131
Prepaid expenses and other	22,364	10,604	75	0	33,043

Total current assets	22,364	316,434	12,447	0	351,245

Property, Plant and Equipment—net	0	299,238	11,078	0	310,316

Other assets:
Goodwill	0	822,558	7,036	0	829,594
Intangibles and other assets	48,545	642,934	0	(18,536)	672,943
Investment in subsidiaries	1,622,274	4,617	0	(1,626,891)	0

	1,670,819	1,470,109	7,036	(1,645,427)	1,502,537

Total assets	$1,693,183	$2,085,781	$30,561	$(1,645,427)	$2,164,098

Liabilities and Shareholder’s Equity
Current Liabilities
Current maturities of long-term debt	$1,875	$6,687	$1,421	$0	$9,983
Accounts payable	0	68,484	1,837	0	70,321
Accrued liabilities	22,058	76,710	1,982	0	100,750

Total current liabilities	23,933	151,881	5,240	0	181,054
Long-term debt, less current maturities	1,192,428	24,510	20,797	(18,536)	1,219,199
Deferred income taxes	(584)	287,023	0	0	286,439
Other long-term liabilities	3,791	0	0	0	3,791
Shareholder’s equity	473,615	1,622,367	4,524	(1,626,891)	473,615

Total liabilities and shareholder’s equity	$1,693,183	$2,085,781	$30,561	$(1,645,427)	$2,164,098

Company

Condensed Consolidating Statements of Operations

Three months ended April 2, 2011

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$408,847	$11,787	$(3,533)	$417,101
Cost of sales	0	337,118	10,903	(3,533)	344,488

Gross profit	0	71,729	884	0	72,613
Selling, general and administrative expenses	4,545	39,606	870	0	45,021

Operating profit (loss)	(4,545)	32,123	14	0	27,592
Interest expense, net	24,789	20	396	0	25,205
Loss on early extinguishment of debt	3,527	0	0	0	3,527
Unrealized gain on currency translation	0	(579)	0	0	(579)

Earnings (loss) before equity in earnings (loss) of subsidiaries, income taxes and equity in losses of unconsolidated subsidiary	(32,861)	32,682	(382)	0	(561)
Equity in earnings (loss) of subsidiaries	20,054	(375)	0	(19,679)	0

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	(12,807)	32,307	(382)	(19,679)	(561)
Income tax expense (benefit)	(12,372)	12,134	(7)	0	(245)

Earnings (loss) before equity in losses of unconsolidated subsidiary	(435)	20,173	(375)	(19,679)	(316)
Equity in losses of unconsolidated subsidary	0	119	0	0	119

Net earnings (loss)	$(435)	$20,054	$(375)	$(19,679)	$(435)

Predecessor

Condensed Consolidating Statements of Operations

Three months ended April 3, 2010

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$0	$384,801	$14,458	$(3,957)	$395,302
Cost of sales	0	312,613	13,405	(3,957)	322,061

Gross profit	0	72,188	1,053	0	73,241
Selling, general and administrative expenses	0	33,963	797	0	34,760

Operating profit	0	38,225	256	0	38,481
Interest expense, net	3,808	11,207	414	0	15,429

Earnings (loss) before equity in earnings (loss) of subsidiaries and income taxes	(3,808)	27,018	(158)	0	23,052
Equity in earnings (loss) of subsidiaries	17,491	(161)	0	(17,330)	0

Earnings (loss) before income taxes	13,683	26,857	(158)	(17,330)	23,052
Income tax expense (benefit)	(1,340)	9,366	3	0	8,029

Net earnings (loss)	$15,023	$17,491	$(161)	$(17,330)	$15,023

Company

Condensed Consolidating Statements of Cash Flows

Three months ended April 2, 2011

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidated
Net cash provided by (used in) operating activities	$(27,770)	$11,814	$(937)	$(16,893)
Cash flows from investing activities:
Capital expenditures	0	(9,565)	(43)	(9,608)
Investment in and equity adjustments of joint ventures and other	0	0	0	0

Net cash used in investing activities	0	(9,565)	(43)	(9,608)
Cash flows from financing activities:
Payments on long-term debt	(780,025)	(2,008)	(216)	(782,249)
Proceeds from issuance of debt	840,000	0	0	840,000
Deferred financing costs	(7,160)	0	0	(7,160)
Dividend to parent	(65,000)	0	0	(65,000)
Dividend from subsidiaries	39,955	(39,955)	0	0

Net cash provided by (used in) financing activities	27,770	(41,963)	(216)	(14,409)
Effect of exchange rate changes on cash	0	0	1	1

Net decrease in cash and equivalents	0	(39,714)	(1,195)	(40,909)
Cash and equivalents at beginning of period	0	43,610	1,195	44,805

Cash and equivalents at end of period	$0	$3,896	$0	$3,896

Predecessor

Condensed Consolidating Statements of Cash Flows

Three months ended April 3, 2010

(Unaudited, in thousands)

	Corporate	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Consolidated
Net cash provided (used in) by operating activities	$(7,511)	$11,658	$(522)	$3,625
Cash flows from investing activities:
Capital expenditures	0	(10,194)	(59)	(10,253)
Investment in other assets	0	(1,500)	0	(1,500)

Net cash used in investing activities	0	(11,694)	(59)	(11,753)
Cash flows from financing activities:
Payments on long-term debt	0	(999)	(287)	(1,286)
Proceeds from long-term debt	0	3,859	0	3,859
Dividend from subsidiaries	7,511	(7,511)	0	0

Net cash provided by (used in) financing activities	7,511	(4,651)	(287)	2,573
Effect of exchange rate changes on cash	0	0	(4)	(4)

Net decrease in cash and equivalents	0	(4,687)	(872)	(5,559)
Cash and equivalents at beginning of period	0	86,189	872	87,061

Cash and equivalents at end of period	$0	$81,502	$0	$81,502

SCHEDULE II

MICHAEL FOODS GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C	Column D		Column E
Description	Balance at Beginning of Period	Additions	Deductions		Balance at End of Period

Allowance for Doubtful Accounts

Predecessor
January 3, 2009	$3,920	$308	$186		$4,042
January 2, 2010	4,042	0	1,832	(a)	2,210
June 26, 2010	2,210	0	51		2,159

Company
January 1, 2011	$0	$827	$0		$827

(a)	Represents a reclassification of certain preference claims to current liabilities.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Michael Foods Group, Inc. since the date hereof or that the information contained in this prospectus is correct as of any time subsequent to its date.

MICHAEL FOODS GROUP, INC.

OFFER TO EXCHANGE

All Outstanding

$430,000,000 9.750% Senior Notes due 2018

for

$430,000,000 9.750% Senior Notes due 2018 registered under the Securities Act of 1933

Prospectus

July 7, 2011

Dealer Prospectus Delivery Obligation

Until October 5, 2011, all dealers that effect transactions in the Restricted Notes or the Exchange Notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.